

FULTON FINANCIAL CORPORATION

2010 Annual Report


Forbes
.com
100
MOST TRUSTWORTHY
COMPANIES
2010

In 2010, Fulton Financial Corporation was recognized by Forbes as one of the 100 Most Trustworthy Companies in the nation. Of the 8,000 companies that were considered for the Top 100 designation, we were the only bank included in the mid-cap and large-cap lists.

Dear Shareholder:

2010 was a year of significant improvement in our financial performance. For the year ended December 31, 2010, net income available to common shareholders was $112.0 million or $0.59 per diluted share, which was up 90.3% over the $0.31 we reported in 2009. Also in 2010, we grew our mortgage banking income year-over-year, improved our net interest margin, grew core deposits, added business and consumer households, increased other income and reduced our operating expenses.

We are pleased that we were able to strengthen our company's performance despite ongoing economic challenges. Loan growth was sluggish due to the continued slow pace of economic recovery. Many customers remain in a "wait and see" mode, and are still reluctant to expand operations or take on new debt. In addition, since the national economy is not recovering quite as quickly as some experts had hoped, some of our customers continue to struggle to meet their obligations to us. Consequently, we expect elevated credit costs to continue to impact our performance in 2011.



R. Scott Smith, Jr.
Chairman and Chief Executive Officer

As you might expect, when I talk with our shareholders, I am frequently asked about the quarterly cash dividend. As I write this letter in early March, the board remains keenly aware that you would like to see your dividend increased. Over the past year, I have emphasized four things that needed to happen before we could consider an increase. First, we needed to pay off our TARP funds, and as you know, we have done this. Second, we needed to see our earnings improve, and we made good progress in 2010. Third, we need to have a clearer understanding about the increased capital levels that will be required by bank regulators. While we are still awaiting some additional clarity around this issue, our capital position has been and remains strong. Finally, we will need confidence in the sustainability of a meaningful economic recovery.



E. Philip Wenger
President and Chief Operating Officer

Your board of directors has actively monitored these four areas and has recurring discussions about what level of dividend is appropriate, given where our company and our nation are in the economic recovery process. As shareholders ourselves, your directors and management share your desire to see the dividend increased. Yet, we must balance this decision with our responsibility to preserve and enhance shareholder value.

Currently, we are more optimistic about the prospects for economic improvement than we have been in some time. The recovery stalled last summer, and that slowdown affected us, our customers, and other companies as well. Since that time, as the economy has gradually improved, so has our company's performance. While we are pleased with the trend of our results in 2010, we also realize that the pace of our improving performance hinges on economic growth and on the corresponding rate of growth in our earning assets.

"We have enhanced our communications with employees and have worked to provide them with the tools to better serve their co-workers and customers, thus enabling our team to actively promote our company as a great place to work and as an outstanding financial partner and advisor."

Since retaining existing customers and attracting new ones is the foundation for further strengthening our performance, we have continued to create a superior experience for our customers through activities focused on our company-wide customer promise to "Care, Listen, Understand and Deliver." We have enhanced our communications with employees and have worked to provide them with the tools to better serve their co-workers and customers, thus enabling our team to actively promote our company as a great place to work and as an outstanding financial partner and advisor.

Our company experienced a number of milestones in 2010: In April, Fulton Financial was recognized by Forbes as one of the 100 Most Trustworthy Companies in the nation. Of the 8,000 companies considered for the Top 100 list, we were the only bank included on the mid-cap and large-cap lists.

Frankly, this objective, independent recognition from Forbes could not have come at a better time. The banking industry was working to recover from the negative perception caused by the financial crisis. Forbes wanted to identify the most trustworthy businesses that trade on American exchanges – companies that have consistently demonstrated transparent and conservative accounting practices and solid corporate governance and management. We were pleased to be selected for this honor, and we believe it positively differentiated our company at a critical time. The recognition also enabled us to boost the favorable attention focused on our banks by investors and by customers and prospects in the markets we serve.



Charles J. Nugent
Senior Executive Vice President/ Chief Financial Officer



James E. Shreiner
Senior Executive Vice President/ Administrative Services



Craig H. Hill
Senior Executive Vice President/ Human Resources

In May, we were pleased by the enthusiastic response from the investment community to our $230 million common stock offering. In July, as I mentioned earlier, we used the proceeds from this offering to redeem the $376.5 million in preferred stock that we had issued to the U.S. Department of the Treasury in connection with the TARP/Capital Purchase Program. Then in September, we purchased the associated warrant from the Treasury, which enabled us to satisfy all of our obligations under this program.

In October, we marked the 25th anniversary of our company's listing on the NASDAQ Stock Market. Your board of directors participated in NASDAQ's Opening Bell Ceremony and the event generated some very positive publicity for our company.

As you know, from time to time we have merged our subsidiary banks where it made sense to do so. In December, we merged Delaware National Bank into Fulton Bank. Fulton Bank and Delaware National were both active in the southeastern Pennsylvania and northern Delaware markets. Because of Fulton Bank's asset size, that bank name carried greater brand recognition throughout the area. By merging these two contiguous banks, we continue to leverage the name and product capabilities of the larger bank while maintaining the personal, professional banking style that our Delaware team has consistently provided over the years.

In January of 2011, a new director joined the Fulton Financial board: Lieutenant General Joe N. Ballard, US Army (Ret.), of Davidsonville, MD. Joe has served on the board of our subsidiary bank, The Columbia Bank, since 2006. His accomplishments

"As we move into the post-recession era, and as consumer and business confidence increases, we remain focused on growing your company's earnings. I am optimistic about our ability to do so."

as a decorated war veteran and as the CEO of The Ravens Group, coupled with his expertise in strategy, management and business practices, will be great assets to our company.

In April, Donald M. Bowman, Jr. will retire from our board of directors after 30 years of service to Hagerstown Trust, The Columbia Bank and Fulton Financial Corporation. Don is a partner in the Bowman Group, which is active in trucking and transportation, commercial real estate development, and in the operation of hotels and restaurants. As a result of decades of success in a wide range of business ventures, Don has provided our company with vast experience in operating a business successfully in upward and downward economic cycles.

In addition to Don's business expertise and knowledge of our industry, we will miss his warmth and enthusiasm which have added so much to our company. We wish him all the best in his future endeavors.

You are no doubt hearing a great deal in the news about the Dodd-Frank financial reform legislation that was signed into law in July 2010. The nearly 1,000 pages of this Act are expected to produce at least 250-300 new regulations with which banks will need to comply, some in 2011 and others in the future. While we support the intent of the Act, which was to curb the actions that contributed to the national financial crisis, we are very concerned that some of its provisions will have an adverse impact on customers. We are working both



25
20
15
10
5
0
9.33%
5.96%
9.39%
2008
2009
2010

Return on Average Common Equity (tangible)*



0.75
0.50
0.25
0.00
$0.60
$0.12
$0.12
2008
2009
2010

Cash Dividends Per Common Share



1.5
1.0
0.5
0.0
($0.03)
$0.31
$0.59
2008
2009
2010

Net Income (Loss) Per Common Share (diluted)

*Net income (loss) available to common shareholders, adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, net of goodwill and intangible assets.

10 YEARS IN REVIEW

(2001-2010)



Total Assets
(in billions
of dollars)
20
18
16
14
12
10
8
6
4
2
0
7.8
8.4
9.8
11.2
12.4
14.9
15.9
16.2
16.6
16.3
01 02 03 04 05 06 07 08 09 10



Net Income (loss)
(in millions
of dollars)
200
180
160
140
120
100
80
60
40
20
0
-20
113.6
131.0
136.4
149.6
166.1
185.5
152.7
-5.6
73.9
128.3
01 02 03 04 05 06 07 08 09 10



Common Stock
Cash Dividends
(in millions
of dollars)
100
80
60
40
20
0
54.0
60.1
66.8
77.3
88.5
100.9
103.5
104.6
21.1
23.2
01 02 03 04 05 06 07 08 09 10



Deposits
(in billions
of dollars)
15
12
9
6
3
0
6.0
6.2
6.8
7.9
8.8
10.2
10.1
10.6
12.1
12.4
01 02 03 04 05 06 07 08 09 10



Common
Shareholders'
Equity
(in millions
of dollars)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
0
812
865
948
1,244
1,283
1,516
1,575
1,491
1,566
1,880
01 02 03 04 05 06 07 08 09 10



Loans
(in billions
of dollars)
13
12
11
10
9
8
7
6
5
4
3
2
1
0
5.4
5.3
6.1
7.5
8.4
10.4
11.2
12.0
12.0
11.9
01 02 03 04 05 06 07 08 09 10

independently and in conjunction with national financial services trade organizations to voice our concerns to our elected officials in Washington, D.C. with the hope of minimizing the Act's potential negative impact on customers and your company. Overall, we believe that we are responding effectively to this new regulatory environment. We also view its implementation as an opportunity, as we believe we are better positioned to comply with the new rules than many of our competitors.

As we move into the post-recession era, and as consumer and business confidence increases, we remain focused on growing your company's earnings. I am confident in our ability to do so. Our investments in technology, brand awareness, marketing, employee training, customer and new prospect outreach efforts and in providing a superior experience to our customers are all producing market share growth.

Even though the acceptance and utilization of electronic banking services is rapidly increasing, traditional branches remain important to many of our customers as well as an integral part of our organic growth strategy. In recent years, we have added new locations and, as our earnings improve, we plan to increase our pace of new branch deployment in attractive local markets. Of course, potential acquisitions can help us achieve our growth goals as well. We will use our past merger experience to carefully evaluate those opportunities.

Our future growth and success will be led by our talented employees. It is their dedication and hard work that has kept this company on a sound financial footing throughout one of the most challenging periods in its history. And, it will be that continued level of resolve and commitment in the years ahead that will enable our shareholders, customers, employees and communities to face the future boldly and confidently.

Thank you for your continued support.

Sincerely,

R. Scott Smith, Jr.

R. Scott Smith, Jr.
Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS
AS OF OR FOR THE YEAR ENDED DECEMBER 31

(Dollars in thousands, except per-share data)

				Percent Change	
BALANCE SHEET DATA	2010	2009	2008	2010/2009	2009/2008
Total assets	$16,275,000	$16,636,000	$16,185,000	(2.2%)	2.8%
Loans, net of unearned income	11,933,000	11,972,000	12,043,000	(0.3%)	(0.6%)
Deposits	12,389,000	12,098,000	10,552,000	2.4%	14.7%
Common shareholders' equity	1,880,000	1,566,000	1,491,000	20.1%	5.0%
PER COMMON SHARE DATA					
Net income (loss) (diluted)	$0.59	$0.31	$(0.03)	90.3%	N/M
Common stock cash dividends	0.12	0.12	0.60	-	(80.0%)
Shareholders' equity (tangible)	6.69	5.75	5.33	16.3%	7.9%

N/M - Not meaningful

FULTON FINANCIAL

CORPORATION

P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
THURSDAY, APRIL 28, 2011 AT 10:00 A.M.

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the Annual Meeting of the shareholders of FULTON FINANCIAL CORPORATION ("Fulton") will be held on Thursday, April 28, 2011, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. The election of fourteen (14) directors to serve for one-year terms;

2. 2011 DIRECTORS' EQUITY PARTICIPATION PLAN. The approval of the 2011 Directors' Equity Participation Plan.

3. EXECUTIVE COMPENSATION PROPOSAL. A non-binding "say on pay" resolution to approve the compensation of the named executive officers;

4. EXECUTIVE COMPENSATION FREQUENCY PROPOSAL. A non-binding "say when on pay" resolution for shareholders to recommend the frequency at which Fulton should conduct an advisory vote to approve executive compensation;

5. RATIFICATION OF INDEPENDENT AUDITOR. The ratification of the appointment of KPMG LLP as Fulton's Independent Auditor for the fiscal year ending December 31, 2011; and

6. OTHER BUSINESS. Such other business as may properly be brought before the meeting and any adjournments thereof.

Only those shareholders of record at the close of business on March 1, 2011, shall be entitled to be given notice of, and to vote at, the meeting. It is requested that you promptly execute the enclosed Proxy and return it in the enclosed postpaid envelope. Alternatively, you may vote by telephone or electronically through the Internet by following the instructions on the proxy card. **You are cordially invited to attend the meeting, but if you plan on attending, please RSVP that you will attend.** Your Proxy is revocable and may be withdrawn at any time before it is voted at the meeting.

A copy of the Annual Report on Form 10-K of Fulton Financial Corporation is also enclosed.

Sincerely,



George R. Barr, Jr.
Secretary

Enclosures
March 24, 2011

[This Page Intentionally Left Blank]

PROXY STATEMENT

Dated and To Be Mailed on or about: March 24, 2011

FULTON FINANCIAL CORPORATION

P.O. Box 4887, One Penn Square
Lancaster, Pennsylvania 17604
(717) 291-2411

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2011 AT 10:00 A.M.

TABLE OF CONTENTS

GENERAL

Introduction

Fulton Financial Corporation, a Pennsylvania business corporation and registered financial holding company (also herein referred to as "Fulton" or the "Corporation"), was organized pursuant to a plan of reorganization adopted by Fulton Bank and implemented on June 30, 1982. On that date, Fulton Bank became a wholly owned subsidiary of Fulton, and the shareholders of Fulton Bank became shareholders of Fulton. Since that time, Fulton has acquired other banks and today owns the following depository banks: FNB Bank, N.A., Fulton Bank, N.A., Lafayette Ambassador Bank, Skylands Community Bank, Swineford National Bank, The Bank and The Columbia Bank.

In addition, Fulton has several other direct subsidiaries including: Fulton Insurance Services Group, Inc. (which operates an insurance agency selling life insurance and related insurance products), Fulton Financial Realty Company (which owns or leases certain properties on which certain branch and operational facilities are located), Fulton Reinsurance Company, Ltd. (which reinsures credit life, health and accident insurance that is directly related to extensions of credit by subsidiary banks of Fulton), Central Pennsylvania Financial Corp. (which owns, directly or indirectly, certain limited partnership interests, principally in low- to moderate-income and elderly housing projects), and FFC Management, Inc. (which holds certain investment securities and corporate-owned life insurance policies).

RSVP, Date, Time and Place of Meeting

The annual meeting of the shareholders of Fulton ("Annual Meeting") will be held on **Thursday, April 28, 2011, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania.**

You are cordially invited to attend the Annual Meeting, but in order for Fulton to plan and prepare for the proper number of shareholders, if you plan on attending, **please RSVP and confirm that you will attend by completing and returning the enclosed postcard which is part of the Annual Meeting Invitation and Reservation Form enclosed. Light refreshments will be available starting at 9:00 a.m., and the business meeting will start promptly at 10:00 a.m.** Shareholders are encouraged to arrive early. Public parking is available in downtown Lancaster. For a list of parking locations, please consult the Lancaster Parking Authority web site at www.lancasterparkingauthority.com or consult the information in the Annual Meeting Invitation and Reservation Form. Each shareholder may be asked to present valid picture identification, such as a driver's license, and some proof of share ownership. Large bags, cameras, recording devices and other electronic devices will not be permitted at the meeting.

This Proxy Statement relates to Fulton's twenty-ninth Annual Meeting of the shareholders. Attendance at the Annual Meeting will be limited to shareholders of record at the close of business on March 1, 2011 (the "Record Date"), their authorized representatives and guests of Fulton.

Shareholders Entitled to Vote

Only those shareholders of record as of the Record Date shall be entitled to receive notice of, and to vote at, the Annual Meeting.

Purpose of Meeting

The shareholders will be asked to consider and vote upon the following matters at the meeting: (i) the election of fourteen (14) directors to serve for one-year terms; (ii) the approval of the 2011 Directors' Equity Participation Plan (the "Equity Plan"); (iii) a non-binding resolution to approve the compensation of the named executive officers (a "Say On Pay" vote); (iv) a non-binding resolution for shareholders to recommend the frequency at which Fulton should conduct an advisory vote for shareholders to approve executive compensation (a "Say When On Pay" vote); (v) the ratification of the appointment of KPMG LLP as Fulton's independent auditor; and (vi) such other business as may be properly brought before the Annual Meeting and any adjournments thereof.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Fulton for use at the Annual Meeting to be held at 10:00 a.m. on Thursday, April 28, 2011, and any adjournments thereof. Fulton is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by mail, telephone or by electronic communication by Fulton's directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Fulton will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith. Fulton has engaged Phoenix Advisory Partners, LLC to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the meeting. The costs of such services are estimated at $7,500.00 for the proxy solicitation fee, plus reasonable research, distribution and mailing costs.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. A shareholder may revoke any proxy given pursuant to this solicitation by delivering written notice of revocation to the Corporate Secretary of Fulton, at any time before the proxy is voted at the Annual Meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the meeting in accordance with the written instructions of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the fourteen (14) nominees identified in this Proxy Statement, FOR the approval of the Equity Plan, FOR the approval of the non-binding Say On Pay resolution to approve the compensation of the named executive officers, in favor of a ONE YEAR FREQUENCY for the non-binding Say When On Pay resolution, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2011. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton as permitted by Rule 14a-4(c).

Shares held for the account of shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan and for the account of employees who participate in the Employee Stock Purchase Plan (the "ESPP") will be voted in accordance with the instructions of each shareholder as set forth in his or her proxy. If a shareholder who participates in these plans does not return a proxy, the shares held for the shareholder's account will not be voted.

Shares held for the account of employees of Fulton and its subsidiaries who participate in the Fulton Financial Common Stock Fund of the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Plan"), will be voted by Fulton Financial Advisors, a division of Fulton Bank ("Plan Trustee") in accordance with the instructions of each participant as set forth in the separate voting instruction card sent to the participant with respect to such shares. To allow sufficient time for the Plan Trustee to vote, participants' voting instructions must be received by April 25, 2011. Shares held in the Fulton Financial Common Stock Fund with respect to which no voting instructions are received by April 25, 2011, will be voted by the Plan Trustee FOR the election of the fourteen (14) nominees identified in this Proxy Statement, FOR the approval of the Equity Plan, FOR the approval of the non-binding Say On Pay resolution to approve the compensation of the named executive officers, in favor of a ONE YEAR FREQUENCY for the non-binding Say When On Pay resolution, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2011.

Effect of Not Voting Your Shares

If you hold your shares in street name with a bank or broker it is important that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement) and for all matters other than Proposal 5. If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors or any non-routine matters, such as Items 1, 2, 3 and 4 of this Proxy Statement, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Corporation's independent registered public accounting firm (Item 5 of this Proxy Statement) and other matters that your bank or broker considers routine. If you are a registered shareholder of record who holds stock in certificates or book entry with Fulton's transfer agent and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Accordingly, we encourage you to vote your shares before the meeting either by returning your proxy by mail, voting by telephone or voting via the Internet so that your shares will be represented and voted at the meeting if you cannot attend in person.

Voting of Shares and Principal Holders Thereof

At the close of business on the Record Date, Fulton had 199,139,162 shares of common stock outstanding and entitled to vote. There is no other class of common stock outstanding. As of the Record Date, 2,871,574 shares of Fulton common stock were held by the Plan Trustee and Fulton Financial Advisors as sole fiduciary for customers. The shares held by the Plan Trustee and Fulton Financial Advisors as sole fiduciary for customers represent, in the aggregate, approximately 1.44 percent of the total shares outstanding and, unless directed otherwise, will be voted FOR the election of the fourteen (14) nominees identified in this Proxy Statement, FOR the approval of the Equity Plan, FOR the approval of the non-binding Say On Pay resolution to approve the compensation of the named executive officers, in favor of a ONE YEAR FREQUENCY for the non-binding Say When On Pay resolution, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2011.

A majority of the outstanding common stock present in person or by proxy constitutes a quorum for the conduct of business. The judge of election will treat shares of Fulton common stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Likewise, the judge of election will treat shares of common stock represented by broker non-votes[1] as present for purposes of determining a quorum.

Each share is entitled to one vote on all matters submitted to a vote of the shareholders. A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders, except for the election of directors, or in cases where the vote of a greater number of shares is required by law or under Fulton's Articles of Incorporation or Bylaws.

In the case of the election of directors, the fourteen (14) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors for terms of one year. The affirmative vote of a majority of the common shares represented and voting at the Annual Meeting is required for approval of the Equity Plan, for approval of the non-binding Say On Pay resolution to approve the compensation of the named executive officers, and for ratification of Fulton's independent auditor. With respect to the non-binding Say When On Pay resolution, if none of the frequency options receive a majority of the votes cast, the option receiving the greatest number of votes will be considered the frequency recommended by Fulton's shareholders.

Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast on the election of directors, the Equity Plan, the non-binding Say On Pay resolution to approve the compensation of the named executive officers, the non-binding Say When On Pay resolution, or for the ratification of Fulton's independent auditor. Abstentions and broker non-votes will have no effect on the director election, the Equity Plan, the non-binding Say On Pay resolution concerning executive compensation, the non-binding Say When On Pay resolution, or the ratification of Fulton's independent auditor, since only votes cast will be counted.

To the knowledge of Fulton, on the Record Date, no person or entity owned of record or beneficially more than five percent of the outstanding common stock of Fulton, except those listed on page 12 under "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners."

---

[1] Broker non-votes are shares of common stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote; and (ii) the broker or nominee does not have discretionary voting power to vote such shares on a particular proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the fourteen (14) nominees identified in this Proxy Statement, FOR the approval of the Equity Plan, FOR the approval of the non-binding Say On Pay resolution to approve the compensation of the named executive officers, in favor of a ONE YEAR FREQUENCY for the non-binding Say When On Pay resolution, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2011.

Shareholder Proposals

Shareholder proposals intended to be considered for inclusion in Fulton's proxy statement and proxy for the 2012 Annual Meeting must be received at the principal executive offices of Fulton at One Penn Square, Lancaster, Pennsylvania no later than November 25, 2011. Any shareholder proposal not received at Fulton's principal executive offices by February 8, 2012, which is 45 calendar days before the one year anniversary of the date Fulton released the previous year's annual meeting proxy statement to shareholders, will be considered untimely and, if presented at the 2012 Annual Meeting, the proxy holders will be able to exercise discretionary authority to vote on any such proposal to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. All shareholder proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, as well as Fulton's Bylaws.

Generally, a shareholder may not submit more than one proposal, and the proposal, including any accompanying supporting statement, may not exceed 500 words. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Fulton common stock for at least one year before the date the proposal is submitted. Any shareholder submitting a shareholder proposal to Fulton must also provide Fulton with a written statement verifying ownership of stock and confirming the shareholder's intention to continue to hold the stock through the date of the 2012 Annual Meeting. The shareholder, or a qualified representative, must attend the 2012 Annual Meeting in person to present the proposal. The shareholder must continue to hold the shareholder's stock through the date of the 2012 Annual Meeting.

Contacting the Board of Directors

Any shareholder of Fulton who desires to contact the Board of Directors may do so by writing to: Board of Directors, Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. These written communications will be provided to the Chair of the Executive Committee of the Board of Directors who will determine further distribution based on the nature of the information in the communication. For example, communications concerning accounting, internal accounting controls or auditing matters will be shared with the Chair of the Audit Committee of the Board of Directors.

Code of Conduct

Fulton has had a written Code of Conduct ("Code") for nearly three decades that governs the conduct of its directors, officers and employees. Fulton provides the Code to each director, officer and employee when starting their position and they are required to annually acknowledge their review of the Code. The Code was revised in 2004 to comply with the requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ listing standards. In 2006, Fulton updated the Code to include a new process for filing anonymous complaints and to make other minor changes. Fulton updated the Code in 2008 to include a hotline number and make other minor changes. Recently, the Code was updated to add a provision regarding social media, clarify outside activities by employees and make other minor revisions. A current copy of the Code can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Code is also posted and available on Fulton's website at www.fult.com.

Corporate Governance Guidelines

Fulton has adopted Corporate Governance Guidelines ("Governance Guidelines") that include guidelines and Fulton's policy regarding the following topics: (1) board size; (2) director qualifications; (3) service on other boards and director change in status; (4) meeting attendance and review of meeting materials; (5) director access to management and independent advisors; (6) designation of lead director; (7) executive sessions; (8) CEO evaluation and succession planning; (9) board and committee evaluations; (10) stock ownership guidelines; (11) communications by interested parties; (12) board and committee minutes; (13) codes of conduct; and (14) disclosure and update of the Governance Guidelines. A current copy of the Governance Guidelines can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Governance Guidelines are also posted and available on Fulton's website at www.fult.com.

SELECTION OF DIRECTORS

General Information

The Bylaws of Fulton provide that the Board of Directors shall consist of not less than two nor more than thirty-five persons and that the Board of Directors shall determine the number of directors. Pursuant to Fulton's Bylaws, as amended, all nominees elected to the Board of Directors are elected for one-year terms.

A majority of the Board of Directors may increase or decrease the number of directors between meetings of the shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until the next Annual Meeting of the shareholders and until a successor is elected and shall have qualified.

Fulton's Bylaws limit the age of director nominees, and no person shall be nominated for election as a director who will attain the age of seventy-two (72) years on or before the date of the Annual Meeting at which he or she is to be elected. In addition, Fulton has adopted a Voluntary Resignation Policy for Non-Management Directors that generally requires a director to tender his or her resignation when the director's effectiveness as a member of the Board may be substantially impaired. Circumstances that trigger this provision include, but are not limited to: a director failing to attend at least 62.5% of meetings without a valid excuse; and, unless such an event is promptly cured to the satisfaction of Fulton, any extension of credit by any of Fulton's affiliate banks for which the director or a related interest of the director is an obligor or guarantor is: a) classified by Fulton as nonaccrual, sixty or more days past due, or restructured; b) assigned a risk rating of substandard or less; or c) not in material compliance with Federal Reserve Regulation O (12 CFR 215). While the policy sets forth events which might cause a director to tender his or her resignation, it also directs Fulton's Board of Directors to consider carefully, on a case-by-case basis, whether or not Fulton should accept such a resignation.

Procedure for Shareholder Nominations

Section 3 of Article II of the Bylaws of Fulton requires shareholder nominations to be made in writing and delivered or mailed to the Chairman of the Board or the Corporate Secretary not less than the earlier of (a) one hundred twenty (120) days prior to any meeting of shareholders called for the election of directors or (b) the deadline for submitting shareholder proposals for inclusion in a proxy statement and form of proxy as calculated under Rule 14a-8(e) promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (or any successor provision thereto). Further, the notice to the Chairman of the Board or the Corporate Secretary of a shareholder nomination shall set forth: (i) the name and address of the shareholder who intends to make the nomination and a representation that the shareholder is a holder of record of stock of Fulton entitled to vote at such meeting and intends to be present in person or by proxy at such meeting to nominate the person or persons to be nominated, (ii) the name, age, business address and residence address of each nominee proposed in such notice, (iii) the principal occupation or employment of each such nominee, (iv) the number of shares of capital stock of Fulton that are beneficially owned by each such nominee, (v) a statement of qualifications of the proposed nominee and a letter from the nominee affirming that he or she will agree to serve as a director of Fulton if elected by the shareholders, (vi) a description of all arrangements or understandings between the shareholder submitting the notice and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, and (vii) such other information regarding each nominee proposed by the shareholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by or at the direction of the Board of Directors. The chairman of the meeting shall determine whether nominations have been made in accordance with the requirements of the Bylaws and, if the chairman determines that a nomination is defective, the nomination and any votes cast for the nominee shall be disregarded. Shareholder nominees are not subject to any greater or different standard of review by Fulton's Board of Directors or its Nominating and Corporate Governance Committee.

Director Qualifications and Board Diversity

In considering any individual nominated for board membership, including those nominated by a shareholder, Fulton considers a variety of factors, including whether the candidate is recommended by executive management, the individual's professional and personal qualifications, including business experience, education, community and charitable activities, and the individual's familiarity with a market or markets in which Fulton is located or is seeking to locate, or with a market that is similar to those in which Fulton is located or is seeking to locate. Fulton does not have a separate written policy on how diversity is to be considered in the director nominating process. Generally, however, Fulton takes into account diversity in business experience, community service, skills, professional background and other qualifications, as well as diversity in race, national origin and gender, in considering individual candidates. Fulton's Governance Guidelines provide that Fulton's Board of Directors should be sufficient in size to achieve diversity in business experience, community service and other qualifications among non-employee directors while still facilitating substantive discussions in which each director can participate meaningfully. In 2004, the Board of Directors formed the Nominating and Corporate Governance Committee of the Board, whose members are independent in accordance with the NASDAQ listing standards. The charter for the Nominating and Corporate Governance Committee is posted and available on Fulton's website at www.fult.com. The Nominating and Corporate Governance Committee is responsible for recommending director nominees to the Board of Directors and for the Governance Guidelines. Information on the experience, qualifications, attributes or skills of Fulton's directors and nominees is described under "Director and Nominee Biographical Information" on page 7.

ELECTION OF DIRECTORS – PROPOSAL ONE

General Information

For the 2011 Annual Meeting, the Board of Directors has fixed the number of directors at fourteen (14). Pursuant to Fulton's Bylaws, as amended, beginning with the 2009 Annual Meeting, nominees to the Board of Directors are elected for one-year terms. The Board of Directors has nominated the following fourteen (14) people for election to the Board of Directors for a term of one year:

2011 Director Nominees

Jeffrey G. Albertson	Joe N. Ballard	John M. Bond, Jr.
Dana A. Chryst	Craig A. Dally	Patrick J. Freer
Rufus A. Fulton, Jr.	George W. Hodges	Willem Kooyker
Donald W. Lesher, Jr.	John O. Shirk	R. Scott Smith, Jr.
Gary A. Stewart	E. Philip Wenger	

Each of the above nominees is presently a director of Fulton. Following the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved the nomination of the above individuals. However, in the event that any of the foregoing 2011 director nominees are unable to accept nomination or election, any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors may recommend. The Board of Directors has no reason to believe that any of its director nominees will be unable to accept nomination or to serve as a director if elected.

Vote Required

The fourteen (14) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast in the election of directors.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote <u>FOR</u> the election of the fourteen (14) nominees identified in this Proxy Statement to serve for one-year terms.

Information about Nominees, Directors and Independence Standards

Information concerning the experience, qualifications, attributes or skills of the fourteen (14) persons nominated by Fulton for election to the Board of Directors of Fulton at the 2011 Annual Meeting is set forth below, including whether they were determined by the Board of Directors to be independent for purposes of the NASDAQ listing standards.

Fulton is a NASDAQ listed company and follows the NASDAQ listing standards for board of directors and committee independence. At its January 2011 meeting, the Board of Directors determined that eleven (11) of Fulton's current fourteen (14) directors are independent, as defined in the applicable NASDAQ listing standards. Specifically, the Board of Directors found that Directors Ballard, Bond, Chryst, Dally, Freer, Fulton, Hodges, Kooyker, Lesher, Shirk and Stewart met the definition of independent director in the NASDAQ listing standards and that each of these directors is free of any relationships that would interfere with his or her individual exercise of independent judgment. In addition, members of the Audit Committee of the Board of Directors meet the more stringent requirements for independence under the NASDAQ listing standards, and the rules and regulations of the SEC for service on the Audit Committee. The Board of Directors considered the relationships and other arrangements, if any, of each director when director independence was reviewed, including Fulton's relationships with the law firm with which Director Albertson is a partner and the law firm with which Director Shirk is of counsel. The other types of relationships and transactions that were reviewed and considered are more fully described in "Related Person Transactions" on page 16.

<u>Director and Nominee Biographical Information</u>

The following biographical information, experience and qualifications below represent each director's or nominee's background, experience, qualifications, attributes or skills that led Fulton to conclude that these persons should serve as a director of Fulton.



JEFFREY G. ALBERTSON, age 70.

- Director of Fulton since 1996 and The Bank since 1989.

- Admitted and licensed to practice law in New Jersey and the Federal District Court in 1966 and Partner of the Albertson Law Office.

- Recipient of the 2002 New Jersey Lawyer of the Year Award.

- New Jersey Bar Association Trustee from 1979 to 1985. Mr. Albertson also served on the New Jersey Bar Association Judicial and Prosecutorial Appointments Committee and Supreme Court Ethics Committee.

- General Counsel (1982 - 1990) to the Eastern Pennsylvania-Southern New Jersey Delaware Valley Regional Planning Commission, a bi-state planning transportation agency.

- Community service includes several terms on the Underwood-Memorial Foundation Board, Councilman for the Borough of Woodbury Heights (1969 to 1973), Solicitor for the Gloucester County municipalities of Franklin Township, Woodbury Heights, Mantua Township and Monroe Township.

Mr. Albertson's broad legal experience in business transactions, particularly in lending, real estate, and state and local law, as well as his knowledge of the southern New Jersey market, adds valuable outside experience to Fulton's Board of Directors. He has extensive knowledge of Fulton through his tenure of more than ten years on its Board of Directors.



JOE N. BALLARD (Independent Director), age 68.

- Director of Fulton since January 2011 and The Columbia Bank since 2006.
- President and CEO of The Ravens Group, Inc., a management and staffing firm headquartered in Maryland.

As a chief executive officer and a retired military officer who held various command assignments, Director Joe N. Ballard, LTG, US Army (Ret.) adds broad management, business, financial and leadership expertise to the Fulton Board. His last military assignment was the 49th Chief of Engineers and Commander for the US Army Corps of Engineers from 1996 to 2000. LTG Ballard was also recognized as the 1998 Black Engineer of the Year by the Council of Deans of Historically Black Colleges and Universities and the Career Communications Group. In addition, he has extensive knowledge of Fulton's Maryland and Virginia markets.



JOHN M. BOND, JR. (Independent Director), age 67.

- Director of Fulton since 2006 and The Columbia Bank since 1988.
- Director of the Federal Home Loan Bank of Atlanta 2005 to present.
- Director Columbia Bancorp (NASDAQ:CBMD) from 1987 to 2006 when Columbia Bancorp merged with Fulton.
- Retired as Chief Executive Officer of The Columbia Bank in 2006. Former Chairman of the Maryland Bankers Association 2001 to 2002. Trustee Goucher College 1997 to present.
- Admitted and licensed to practice law in New York.

Mr. Bond offers Fulton's Board of Directors years of bank executive management and financial expertise, strong knowledge of the financial services industry and knowledge of the suburban markets near Baltimore and Washington DC, as well as northern Virginia. Mr. Bond also brings a focused historical perspective to the Fulton Board with his prior corporate governance experience and having held leadership positions at an entity acquired by Fulton.



DANA A. CHRYST (Independent Director), age 51.

- Director of Fulton since 2008 and Fulton Bank since 2003.
- Chief Executive Officer and owner of The Jay Group (a marketing fulfillment company).
- Director of Lancaster General Hospital 2007 to present and Lancaster General Health 2004 to present.
- Director of Hershey Entertainment & Resorts Company 2006 to present.
- An active community member, Ms. Chryst has been the recipient of several prestigious awards including the Central Penn Business Journal's "25 Women of Influence 2010" award, the 2009 Women's Business Enterprise Star by the Women's Business Enterprise Council and 2008 Volunteer of the Year by the American Heart Association.

As the Chief Executive Officer of a marketing fulfillment company, Ms. Chryst offers the Board of Directors her expertise in the areas of marketing, human resources, customer service, information technology, distribution, business processes and finance. In addition, she has extensive knowledge of Fulton's south central and southeastern Pennsylvania markets.



CRAIG A. DALLY (Independent Director), age 54.

- Director of Fulton since 2000 and Lafayette Ambassador Bank since 1990.
- Judge, Third Judicial District of Pennsylvania, 2010 to present.
- Admitted and licensed to practice law in Pennsylvania and New Jersey.
- Former partner of Pierce & Dally, LLP (law firm).
- Served as a member of the Pennsylvania House of Representatives, District 138, from 1996 to 2010 and former Director of the Pennsylvania Higher Education Assistance Agency 2007 to 2010.
- Director of Nazareth Area YMCA, 1993 to present; Moravian Hall Square Retirement Community, 2006 to present; and Two Rivers Health and Wellness Foundation, 2003 to present.

Mr. Dally brings unique knowledge and expertise to Fulton's Board of Directors that he gained as a founding director of Lafayette Ambassador Bank, a member of the Pennsylvania House of Representatives, a Director of the Pennsylvania Higher Education Assistance Agency, a Judge, a law firm partner and his leadership role in various philanthropic endeavors in the Lehigh Valley.



PATRICK J. FREER (Independent Director), age 61.
- Director of Fulton since 1996.
- Director of Lebanon Valley Farmers Bank, formerly known as Farmers Trust Bank, from 1980 until it was combined with Fulton Bank in 2007.
- President, Strickler Insurance Agency, Inc. (insurance broker) and a Certified Insurance Counselor.
- Board member of Lebanon County Christian Ministries 2001 to present, American Cancer Society Lebanon Unit 2007 to present and Lebanon Valley Sertoma Club 1976 to present.
- Past president of Lebanon County Christian Ministries and Lebanon Valley Sertoma Club.

Mr. Freer brings to the Fulton Board of Directors an extensive knowledge of insurance, investments, finance and risk management as well as valuable knowledge of Fulton through his tenure of more than ten years on its Board of Directors and as a bank director since 1980. Mr. Freer has long been an active member in his community helping with numerous capital campaigns and community projects.



RUFUS A. FULTON, JR. (Independent Director), age 70.
- Director of Fulton since 1984.
- Retired Chairman of the Board and Chief Executive Officer of Fulton.
- Director of The Aerospace Corp. 2006 to present (research and development for the aerospace industry), Burnham Holdings, Inc. 2000 to present (manufacturer of boilers, furnaces, radiators and air conditioning systems), High Real Estate Group 2007 to present (real estate), Lebanon Seaboard Corporation 2008 to present (chemicals and fertilizers) and Highmark, Inc. 2005 to present (health insurance).
- Former Director Federal Reserve Bank of Philadelphia 1999 to 2001 and Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2002 to 2005.
- Director of The Boys' and Girls' Club of Lancaster 1973 to present, Franklin & Marshall College Leadership Council 1994 to present and Lancaster Police Foundation 2006 to present.

Mr. Fulton brings to all Board of Director and Committee discussions and deliberations broad knowledge of the financial services industry, as well as specific knowledge of Fulton through his long tenure of more than twenty five years on the Board of Directors, his service as the former Chairman and CEO of Fulton from 1999 until 2005 and other management positions with Fulton. In addition, Mr. Fulton has prior and current board service on a number of corporate boards and several community organizations.



GEORGE W. HODGES (Independent Director), age 60.
- Director of Fulton since 2001.
- Former Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001.
- Director York Water Company 2000 to present (NASDAQ:YORW).
- Director of The Wolf Organization, Inc. from 2008 to present (regional distributor of kitchen and bath products and specialty building products), Director of Burnham Holdings, Inc. (manufacturer of boilers, furnaces, radiators and air conditioning systems), and has served on the boards of various for profit, non-profit and community organizations.
- Director Topflight Corp from 2008 to present, Adhesive Research from 2010 to present and Conductive Technology from 2010 to present. (three related private industrial companies that manufacture labels, shrink, conductive printing, and converted parts.)
- Mr. Hodges, now retired, served as non-executive Chairman of the Board of The Wolf Organization from 2008 to 2009. Prior to being Chairman, Mr. Hodges was a member of the Office of the President of The Wolf Organization from 1986 to 2008.

Mr. Hodges brings considerable financial expertise and business knowledge to the Fulton Board of Directors, both through his business experience and his service on other boards. His extensive business experience, financial expertise, and background are also invaluable for Fulton's Audit Committee where he serves as Chairman and as a Financial Expert, as defined by SEC regulations.



WILLEM KOOYKER (Independent Director), age 68.
- Director of Fulton since 2005.
- Director of Somerset Valley Bank until it was combined with Skylands Community Bank in 2007.
- Chairman and Chief Executive Officer, Blenheim Capital Management, LLC (investment management company).
- Former Board Member and Co-Founder of Derivatives Portfolio Management 1993 to 2005.
- Board Member of National Mentoring Partnership 1993 to present and in 2009 was named Chairman. Mr. Kooyker has served as director and trustee for a variety of industry and philanthropic organizations. He is a member of the advisory board of The Oliver Scholars Program (New York, NY), which mentors African-American and Latino children and their families. He also is a council member of the Woodrow Wilson International Center for Scholars, which engages in the study of national and world affairs.

Mr. Kooyker has significant business, finance, trading and investment experience that enables him to serve on Fulton's Audit Committee as a Financial Expert, as defined by SEC regulations. He also brings experience with a focus on currencies, stocks, financials and the commodity markets to the Fulton Board of Directors.



DONALD W. LESHER, JR. (Independent Director), age 66.
- Director of Fulton since 1998.
- Director of Lebanon Valley National Bank from 1978 until it was merged into Lebanon Valley Farmers Bank in 1998, then a Director of Lebanon Valley Farmers Bank until it was combined with Fulton Bank in 2007.
- Retired President, Lesher Mack Sales and Service (truck dealership).
- During his career Mr. Lesher has supported and served as a board member of various non-profit and community organizations. His prior service included being a director of the YMCA Lebanon Valley, Community Chest – United Way of Lebanon County, Lebanon Lancaster Boy Scout Board, Good Samaritan Hospital and Lebanon County Christian Ministries.

Mr. Lesher provides Fulton with valuable perspectives in finance, industrial real estate and business operations as a retired private business owner and operator in the truck sales and transportation fields. He has extensive knowledge of Fulton's Lebanon, Pennsylvania markets and also adds valuable knowledge of Fulton through his tenure of more than ten years on its Board of Directors.



JOHN O. SHIRK (Independent Director), age 67.
- Director of Fulton since 1983 and Fulton Bank since 1983.
- Of Counsel 2007 to present and Managing Partner from 1983 to 1993, Barley Snyder LLC (law firm).
- Director of Eastern Insurance Holdings, Inc. (NASDAQ: EIHI) 1987 to present and has been or continues to be a director of various service, manufacturing, construction and non-profit organizations.

As a practicing attorney and a former partner of a multi-disciplinary law firm, Mr. Shirk has extensive experience in mergers and acquisitions, corporate finance, advanced corporate planning, structuring corporations, partnerships, limited liability companies and other business entities, real estate development and finance, business and construction contracts and contract disputes. He has also served as general counsel for Franklin & Marshall College for many years, has extensive experience on other boards and has valuable knowledge of Fulton through his tenure of more than twenty five years on its Board of Directors.



R. SCOTT SMITH, JR., age 64.
- Director of Fulton since 2001.
- Chairman of the Board and Chief Executive Officer, Fulton Financial Corporation.
- Director of Fulton Bank from 1993 to 2002.
- Director of The Federal Reserve Bank of Philadelphia 2010 to present.
- Member of the Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2008 to 2010.
- Director of the American Bankers Association 2006 to 2009.
- Employed by Fulton since 1978 and worked in financial services since 1969.

Mr. Smith's various management roles during his over thirty years of service with Fulton give him a broad understanding of the financial services industry, Fulton's operations, corporate governance matters and the leadership experience qualifying him to serve on the Fulton Board of Directors.



GARY A. STEWART (Independent Director), age 63.
- Director of Fulton since 2001.
- Partner, Stewart Associates (real estate developer), Director of Stewart Companies (manufacturing holding company), President of Aspen Equity Group LLC (real estate) and has served on the boards of various for profit, non-profit and community organizations.
- Former Director of York Bank & Trust Company from 1981 to 1998.
- Former Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001.

Mr. Stewart has relevant business experience and bank board service qualifying him for service as a member of the Board of Directors that includes insight and extensive experience in real estate acquisition, development, finance and management.



E. PHILIP WENGER, age 53.
- Director of Fulton since March 2009.
- President and Chief Operating Officer of Fulton Financial Corporation.
- Director of Fulton Bank from 2003 to 2009.
- Employed by Fulton in a number of positions since 1979, including a variety of management positions.

Mr. Wenger possesses an extensive knowledge of the many aspects of banking operations through more than thirty years of experience in the financial services industry. He has gained valuable insight through his experience in different banking areas, including retail banking, commercial banking, bank operations and systems. Prior to his appointment as Fulton's President and Chief Operating Officer, he was the Chairman and Chief Executive Officer of Fulton Bank.

Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners

The following table sets forth the number of shares of common stock beneficially owned as of the Record Date by each director, nominee for director and the named executive officers, Messrs. Smith, Wenger, Nugent, Shreiner and Hill (the "Named Executive Officers," "Executives" or "Senior Management" and individually the "Executive"). Except as to the Beneficial Owners and other Principal Holders listed below, to the knowledge of Fulton, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton. Unless otherwise indicated in a footnote, shares shown as beneficially owned by each nominee, director or the Executives are held individually by the person. The directors, nominees and the Executives of Fulton, as a group, owned of record and beneficially 5,023,641[1] shares of Fulton common stock, representing 2.50 percent of such shares then outstanding. Shares representing less than one percent of the outstanding shares are shown with a "*" below.

Name of Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1 2 3]	Percent of Class
Jeffrey G. Albertson	Director and Nominee	238,341[4]	*
John M. Bond, Jr.	Director and Nominee	533,007[5]	*
Joe N. Ballard	Director and Nominee	5,319[6]	*
Donald M. Bowman, Jr.	Director	1,063,795[7]	*
Dana A. Chryst	Director and Nominee	5,717	*
Craig A. Dally	Director and Nominee	173,611[8]	*
Patrick J. Freer	Director and Nominee	86,278[9]	*
Rufus A. Fulton, Jr.	Director and Nominee	269,002[10]	*
Craig H. Hill	Senior Executive Vice President	220,553[11]	*
George W. Hodges	Director and Nominee	25,055	*
Willem Kooyker	Director and Nominee	194,911[12]	*
Donald W. Lesher, Jr.	Director and Nominee	148,634[13]	*
Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer	477,911[14]	*
John O. Shirk	Director and Nominee	56,810[15]	*
James E. Shreiner	Senior Executive Vice President	344,557[16]	*
R. Scott Smith, Jr.	Director, Nominee, Chairman of the Board and Chief Executive Officer	606,440[17]	*
Gary A. Stewart	Director and Nominee	245,749[18]	*
E. Philip Wenger	Director, Nominee, President and Chief Operating Officer	327,951[19]	*
Total Ownership	Directors, Nominees and Executives as a Group (18 Persons)	5,023,641	2.50%
Other Principal Holders			
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	N/A	10,114,084[20]	5.08%

Footnotes

[1] Includes 1,229,238 shares issuable upon the exercise of vested stock options and 197,272 shares of unvested restricted stock, which have been treated as outstanding shares for purposes of calculating the percentage of outstanding shares owned by directors and Executives as a group.

[2] As of the Record Date, none of the listed individuals had pledged Fulton stock except for Mr. Bowman, who has pledged 537,252 shares in connection with lines of credit at other financial institutions and Mr. Stewart, who has pledged 134,755 shares in connection with a collateral account with his broker related to a line of credit with the same broker.

[3] Fulton has established a stock ownership guideline for Fulton directors and certain officers. Targeted ownership for directors is $50,000 in fair market value of Fulton common stock. For executive officers, the targeted stock ownership differs by position. The Chief Executive Officer must acquire shares with a fair market value of 2 times his base salary, the President and the Chief Financial Officer must acquire shares with a fair market value of 1.5 times their respective base salary, and certain other officers must acquire shares with a fair market value of 1 times their base salary. Achievement of these stock ownership guidelines is reviewed and determined annually based on the closing price of Fulton stock on December 31. As of December 31, 2010, all Fulton's Executives and directors had satisfied the stock ownership guidelines. Director Ballard, who joined the Board of Directors on January 18, 2011, has until January 2014 to meet the ownership requirement. However, Director Ballard did purchase 4,825 shares on January 25, 2011 and as of the Record Date his ownership in Fulton stock was valued at $56,169.

[4] Mr. Albertson's ownership includes 19,317 shares held in an IRA and 126,505 shares held jointly with his spouse. Also includes 11,555 shares held solely by his spouse and 940 shares in his spouse's IRA.

[5] Mr. Bond's ownership includes 134,142 shares which may be acquired pursuant to the exercise of vested stock options and 136,723 shares held solely by his spouse.

[6] Mr. Ballard's ownership includes 4,825 shares held jointly with spouse.

[7] Mr. Bowman will be retiring pursuant to the Fulton director retirement requirements as of the Annual Meeting effective April 28, 2011 and will not stand for election. Mr. Bowman's ownership includes 9,589 shares held in an IRA, 168,608 shares held jointly with his spouse, 36,199 shares held solely by his spouse, 9,590 shares in his spouse's IRA and 290,784 shares held by Bowman Sales & Equipment, Inc.

[8] Mr. Dally's ownership includes 11,345 shares held in an IRA, 2,065 shares held jointly with his spouse 10,313 shares held as custodian for his daughter and 10,193 shares held by his daughter.

[9] Mr. Freer's ownership includes 85,983 shares held jointly with his spouse and 295 shares held solely by his spouse.

[10] Mr. Fulton's ownership includes 8,232 shares held solely by his spouse. Mr. Fulton disclaims any beneficial ownership in the 8,232 shares held by his spouse. Also includes 65,806 shares held in Fulton's 401(k) Plan.

[11] Mr. Hill's ownership includes 3,337 shares held jointly with his spouse. Also includes 61,429 shares held in Fulton's 401(k) Plan, 26,008 shares of unvested restricted stock and 129,798 shares which may be acquired pursuant to the exercise of vested stock options.

[12] Mr. Kooyker's ownership includes 194,911 shares held jointly with his spouse.

[13] Mr. Lesher's ownership includes 10,722 shares held in an IRA, 45,099 shares held jointly with his spouse and 5,426 shares held solely by his spouse.

[14] Mr. Nugent's ownership includes 54,728 shares held solely by his spouse. Also includes 29,578 shares held in Fulton's 401(k) Plan, 39,777 shares of unvested restricted stock, 11,394 shares held in an IRA and 314,271 shares which may be acquired pursuant to the exercise of vested stock options.

[15] Mr. Shirk's ownership includes 17,131 shares held solely by his spouse and 3,000 shares held by Tipararee, LLC.

[16] Mr. Shreiner's ownership includes 105,840 shares held jointly with his spouse, 31,156 shares of unvested restricted stock and 207,561 shares which may be acquired pursuant to the exercise of vested stock options.

[17] Mr. Smith's ownership includes 63,212 shares of unvested restricted stock, 21,629 shares held in Fulton's 401(k) Plan and 374,025 shares which may be acquired pursuant to the exercise of vested stock options.

[18] Mr. Stewart's ownership includes 89,635 shares held in a grantor retained annuity trust and 89,283 shares held by the Stewart Foundation. Mr. Stewart disclaims beneficial ownership of any of these shares beyond his pro rata interest in the Stewart Foundation.

[19] Mr. Wenger's ownership includes 37,287 shares held jointly with his spouse, 37,119 shares of unvested restricted stock, 46,936 shares held in Fulton's 401(k) Plan and 203,583 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,542 shares held in Fulton's 401(k) Plan for his spouse and 484 shares held as custodian for his children.

[20] This information is based solely on a Schedule 13G filed with the SEC on February 4, 2011 by BlackRock, Inc., which reported sole voting power and sole dispositive power as to 10,114,084 shares as of December 31, 2010.

INFORMATION CONCERNING DIRECTORS

Meetings and Committees of the Board of Directors

The Board of Directors of Fulton has a standing Audit Committee, Executive Committee, Human Resources Committee, Nominating and Corporate Governance Committee and Risk Management Committee. The following table represents the membership on each Fulton committee as of the date of this proxy statement:

	Audit	Executive	Human Resources	Nominating and Corporate Governance	Risk Management
Jeffrey G. Albertson					Member
Joe N. Ballard*			Member	Member	
John M. Bond, Jr.*					Member
Donald M. Bowman, Jr.*		Member			Member
Dana A. Chryst*					Member
Craig A. Dally*			Vice Chair	Chair	
Patrick J. Freer*	Member	Member	Chair		
Rufus A. Fulton, Jr.*					Chair
George W. Hodges **	Chair	Chair	Member		
Willem Kooyker **	Member	Member			Vice Chair
Donald W. Lesher, Jr.*	Vice Chair		Member		
John O. Shirk*		Vice Chair			Member
R. Scott Smith, Jr.		Member			***
Gary A. Stewart*				Vice Chair	Member
E. Philip Wenger		Member			***

* Independent Director ** Independent Director and Audit Committee Financial Expert *** Ex-officio member per bylaws

Human Resources Committee Interlocks and Insider Participation

In March 2004, the Executive Compensation Committee was formed. In September 2009, Fulton merged the Executive Compensation Committee and its Human Resources Committee, and the new committee is called the Human Resources Committee (the "HR Committee") and its membership consists only of independent directors. More information regarding the HR Committee can be found in the "Compensation Discussion and Analysis" on page 23. There are no interlocking relationships, as defined in regulations of the SEC, involving members of the HR Committee. Certain directors may have indirect relationships described in "Related Person Transactions" on page 16. The HR Committee is responsible for, among other things, recommending the compensation and equity awards for Senior Management to the Board of Directors, administration of Fulton's ESPP, Fulton's 401(k) Plan and 401(k) plans for affiliate banks, approving employment agreements for non-executive officers of Fulton and fulfilling other broad-based human resources duties. The HR Committee met a total of ten (10) times in 2010. The HR Committee is governed by a formal charter, which was last amended in October 2009, and which is available on Fulton's website at www.fult.com.

Other Board Committees

All members of the Audit Committee meet the experience and independence requirements of the NASDAQ listing standards, and the rules and regulations of the SEC. Directors Hodges and Kooyker were determined to qualify, and agreed to serve, as the Audit Committee's "financial experts" as defined by the SEC regulations. The Audit Committee met twelve (12) times during the prior year. The Audit Committee is governed by a formal charter, which was last amended in December 2009, and which is available on Fulton's website at www.fult.com. The Audit Committee's pre-approval policy and procedure for audit and non-audit services is set forth in its charter. The functions of the Audit Committee include, among other things: sole authority to appoint or replace the independent auditor; direct responsibility for the compensation and oversight of the work of the independent auditor; oversight of the overall relationship with the independent auditor; meeting with the independent auditor to review the scope of audit services; reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures; overseeing the internal audit function, including hiring and replacing the chief audit executive; reviewing periodic reports from the loan review function; reviewing and approving related person transactions; establishing procedures and handling complaints concerning accounting, internal accounting controls, or auditing matters and certain risk management matters as outlined in the Audit Committee Charter.

All the members of the Nominating and Corporate Governance Committee meet the independence requirements of the NASDAQ listing standards, as amended. The Nominating and Corporate Governance Committee met eight (8) times during the prior year. The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors the nominees for election to the Board of Directors and to assist the Board of Directors with corporate governance matters including, but not limited to, the review and approval of all additions, deletions or changes to Fulton's Code of Conduct, Corporate Governance Guidelines and the responsibility for guidelines and procedures to be used by directors in completing board evaluations used in monitoring and evaluating the performance of the Board of Directors and committees. The Nominating and Corporate Governance Committee also has the primary responsibility for determining annually the compliance of Fulton's directors and Executives with the Corporation's stock ownership guidelines. The Nominating and Corporate Governance Committee operates pursuant to its charter, which was last amended in June 2010 and is available on Fulton's website at www.fult.com.

The Executive Committee met five (5) times during the prior year. Except for the powers expressly excluded in Section 5 of Article III of the Bylaws, the Executive Committee exercises the powers of the Board of Directors between board meetings.

In September 2009, Fulton created a Risk Management Committee that met eight (8) times during 2010. The Risk Management Committee is responsible for providing oversight of the risk management function of the Corporation, including its policies, procedures and practices relating to management of credit risk, market risk, liquidity risk, operational risk, compliance risk and fiduciary risk.

There were nine (9) regular and special meetings of the Board of Directors of Fulton and forty-three (43) meetings of the standing committees of the Board of Directors of Fulton during 2010. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of the board committees on which he or she served in 2010.

Board's Role in Risk Oversight

Prior to the formation of Fulton's Risk Management Committee described above, Fulton's Board and Audit Committee received periodic reports on different risk related topics from Mr. Shreiner, who serves as Fulton's chief risk officer, and other members of management in an effort to manage Fulton's risks. These risks generally included credit risk, market risk, liquidity risk, operational risk, compliance risk and fiduciary risk. Although Fulton's Risk Management Committee is primarily responsible for overseeing the management of Fulton's risks today, the Board continues to regularly review information regarding Fulton's credit, liquidity, reputation and operations, as well as the risks associated with each. In addition, the HR Committee is responsible for overseeing the management of risks relating to all of Fulton's compensation plans. The Audit Committee oversees management of financial risks and the Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors, potential conflicts of interest and governance matters. While each of Fulton's committees are responsible for evaluating certain risks, Fulton's Risk Management Committee is primarily responsible for overseeing the management of such risks for Fulton and the entire Board of Directors is regularly informed through committee reports and review of committee meeting minutes about such risks.

Lead Director and Fulton's Leadership Structure

Director Hodges currently serves as Fulton's Lead Director and is the independent chair of the Executive Committee. The Board has made a determination that this structure with a Lead Director and a combined Chairman/CEO is appropriate for Fulton. Pursuant to the Governance Guidelines, the Board shall designate by resolution for a term of at least a year and publicly disclose in the Fulton proxy statement, the independent non-management director who will lead the non-employee directors' executive sessions and presides at all meetings of the Board at which the Chairman is not present. The Governance Guidelines also require that the Lead Director shall as appropriate: serve as a liaison between the Chairman and the independent directors; approve information sent to the Board; approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; and have the authority to call meetings of the independent directors.

The leadership structure of Fulton combines the positions of Chairman and Chief Executive Officer. Fulton's Board believes that the Lead Director acts as a counterbalancing feature to the combined Chairman and Chief Executive Officer position similar to many public companies. This structure also permits the Chief Executive Officer to manage the Corporation's daily operations and provides a single voice for the Corporation when needed. Fulton believes that separation of these roles is not necessary because Fulton has a substantial majority (approximately 80%) of NASDAQ independent directors who provide appropriate oversight at Board meetings and executive sessions. In addition, Fulton's HR Committee, Nominating and Corporate Governance Committee and Audit Committee are comprised solely of independent directors.

Executive Sessions

The independent directors of the Fulton Board of Directors met three (3) times in executive session in 2010. The Chair of the Executive Committee, George W. Hodges, who also served as the Lead Director, conducted these executive sessions of the independent directors of the board.

Legal Proceedings

There are no material legal proceedings to which any director, officer, nominee, affiliate or principal shareholder, or any associate thereof, is a party adverse to Fulton or has a material interest adverse to Fulton.

Annual Meeting Attendance

Fulton's Governance Guidelines provide that attendance by directors in person is expected at the Annual Meeting unless excused. Fulton held its 2010 Annual Meeting, which began at 10:00 a.m. on April 29, 2010, and all but three directors, who were each excused, attended the 2010 Annual Meeting.

Related Person Transactions

Financial Products and Services Some of the directors and executive officers of Fulton and the companies with which they are associated were customers of, and/or had banking transactions with, Fulton's subsidiaries during 2010. These transactions included deposit accounts, trust relationships and loans in the ordinary course of business with different Fulton subsidiaries. All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than a normal risk of collectability or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future. By using Fulton's products and services, directors and officers have the opportunity to become familiar with the wide array of products and services offered by Fulton's subsidiaries to customers.

Other Transactions Applicable SEC regulations require Fulton to disclose transactions with certain related persons where the amount involved exceeds $120,000. However, a person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with Fulton is not deemed to have a material interest in a transaction where the interest arises only from such person's position as a director of the other entity and/or arises only from the ownership by such person in the other entity if that ownership is under ten percent, excluding partnerships. Amounts paid to entities in which a related person does not have a material interest or were obtained by a low bid pursuant to a formal request for proposal to provide services are not required to be disclosed.

Some of the directors of Fulton are associated with law firms which provided legal services to Fulton or its subsidiaries in 2010 and in prior years. It is expected that these firms will continue to provide services to Fulton or its subsidiaries in the future. In particular, The Albertson Law Office, West Deptford, New Jersey, has provided legal services to subsidiaries of Fulton for several years. Director Albertson is a partner with more than a ten percent interest in the law firm. In 2010, Fulton paid the Albertson Law Office a total of $279,798 in legal fees related to loan transactions and other matters plus $30,480 in expense reimbursements related to such services.

Director Chryst is the CEO and principal owner of The Jay Group, a marketing fulfillment company, and during 2010 The Jay Group sold marketing materials to a third party vendor at cost plus a procurement fee of approximately $19,000 for the materials. The third party vendor then resold these materials to Fulton as part of a marketing promotion for Fulton's affiliate banks in 2010 and the third party vendor paid a total of $285,855 to The Jay Group for all the materials they provided. Fulton does not anticipate any similar direct or indirect transactions between its affiliate banks and The Jay Group in future years.

In 2010, bank subsidiaries of Fulton paid annual rent of $92,740 and related expenses of $14,274 for a branch office to The Bowman Group, LLP, and annual rent of $139,642 and related expenses of $1,462 for a branch office to Bowman 2000 LLC. Director Donald M. Bowman, Jr. is a limited partner in The Bowman Group, LLP and is the manager of Bowman 2000 LLC.

Fulton considered the above related person transactions with Directors Albertson, Chryst and Bowman and other related person transactions of other Directors that do not require specific disclosure, when it made the determinations that eleven of Fulton's fourteen nominees are independent in accordance with the NASDAQ listing standards. See "Information about Nominees, Directors and Independence Standards" on page 7 for more information.

Family Relationships There are no family relationships among any of the directors and Senior Management of Fulton. However, family relationships do exist among Senior Management and some of the approximately 3,530 full-time employees of Fulton and its subsidiaries. These employees participate in compensation, benefit and incentive plans on the same basis as other similarly situated employees. SEC regulations require disclosure of any transaction with a related person where the amount involved exceeds $120,000. In fiscal year 2010, the only immediate family member of Senior Management who was compensated in excess of that amount was Mr. Craig A. Roda, the brother-in-law of Mr. Wenger. In 2010, Mr. Roda received annual compensation consisting of base salary and other compensation totaling $377,300, plus other benefits received on the same basis as other similarly situated employees. Effective February 1, 2009, Mr. Roda became Chairman and Chief Executive Officer of Fulton Bank and Senior Executive Vice President of Community Banking for Fulton. In January 2006, Mr. Roda became President and Chief Operating Officer of Fulton Bank, and in October 2006 he became the President and Chief Executive Officer of Fulton Bank. He has been employed by Fulton in various positions since 1979.

Related Person Transaction Policy and Procedures Fulton does not have a separate policy specific to related person transactions. Under Fulton's Code of Conduct ("Code"), however, employees and directors are expected to recognize and avoid those situations where personal or financial interests or relationships might influence, or appear to influence, the judgment of the employee or director on matters affecting Fulton. The Code also requires thoughtful attention to the problem of conflicts and the exercise of the highest degree of good judgment. Under the Code, directors must provide reasonable notice to Senior Management of all new or changed business activities, related person relationships and board directorships.

In addition, Fulton and its affiliate banks are subject to Federal Reserve Regulation O, which governs loans by federally regulated banks to certain insiders, including an executive officer, director or 10% controlling shareholder of the applicable bank or bank holding company, or an entity controlled by such executive officer, director or controlling shareholder (an "Insider"). Each Fulton affiliate bank follows a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features. Fulton and its affiliate banks are examined periodically by different bank regulators for compliance with Regulation O. Internal controls exist within Fulton and its affiliate banks to ensure that compliance with Regulation O is maintained on an ongoing basis.

In accordance with Fulton's Audit Committee Charter and NASDAQ listing standards, the Audit Committee is charged with the responsibility to review the terms of and approve related person transactions. This responsibility includes reviewing an annual report regarding the related person transactions with each director and Executive during the prior year, if any. At a meeting in February 2011, the Audit Committee reviewed all existing related person transactions involving Fulton's directors and Executives. The Audit Committee concluded that the loans and other banking services to the directors and Executives of Fulton and their related interests were provided in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with others. The Audit Committee also conducted a review of all other related person transactions for any potential conflict of interest situations with the directors of Fulton and the Executives, and concluded that there were no conflicts present, and ratified and approved all the transactions reviewed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Fulton's Executives, the principal accounting officer, directors, and any persons owning 10% or more of Fulton's common stock, to file in their personal capacities initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4 and annual statements of beneficial ownership with the SEC on Form 5. Persons filing such beneficial ownership statements are required by SEC regulation to furnish Fulton with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that "late filings" of such statements be disclosed in our proxy statement. Based solely on Fulton's review of Forms 3 and 4 and amendments thereto furnished to Fulton during the 2010 fiscal year, including Forms 5 and amendments thereto furnished to Fulton, and on written representations from Fulton's directors, Executives and other officers that no Form 4 or Form 5 for any "late filing" was required to be filed by such persons, Fulton believes that all such statements were timely filed in 2010, except for a transaction filed on a Form 4 by Director Kooyker on December 22, 2010. On December 31, 2008, a trust terminated by its terms and 53,895 shares were transferred to an adult child that did not reside with Director Kooyker. This transaction was not reported due to an administrative error by Fulton.

Board and Committee Evaluations

Pursuant to its charter, the Nominating and Corporate Governance Committee is responsible to review and recommend to the Board guidelines and procedures to be used by directors in monitoring and evaluating the performance of the Board of Directors and committees. The Board of Directors and certain committees conduct an annual self-evaluation of its performance. In an effort to improve board, committee and individual director performance, all of the members of the Board of Directors and members of certain committees were asked to complete a board and committee evaluation questionnaires in the fourth quarter of 2010. The results were compiled at the direction of the Corporate Secretary and presented to the Nominating and Corporate Governance Committee in December 2010. The Nominating and Corporate Governance Committee reported the results to the Board of Directors at its December 2010 regular meeting.

Compensation of Directors

Each member of the Board of Directors of Fulton is paid a retainer fee and meeting fees for his or her services as a director, except that no fee is paid to any director who is also a salaried officer of Fulton. Thus, Messrs. Smith and Wenger did not receive any director fees in 2010 for serving as a member of the Board of Directors. Non-employee directors receive a quarterly retainer of $8,750. Non-employee directors are also paid a fee of $2,000 for each Board of Directors meeting attended and $1,000 for each committee meeting attended on a non-board meeting day, except where the committee meeting is held the day before a Board meeting attended by the director. Directors are paid $2,000 for any special Board of Directors meeting attended. The chairperson of the Audit Committee is paid a quarterly fee of $2,500, and the chairpersons of the Executive Committee and the HR Committee are paid a quarterly fee of $625. Directors are also paid $1,000 for attendance at Fulton sponsored educational seminars, but these seminars are not included for purposes of calculating director attendance rates since they are a voluntary activity. Fulton also reimburses directors for certain expenses incurred in the performance of their service as directors of Fulton and provides directors with a $50,000 term life insurance policy while they are directors. Certain directors have elected to participate in the Fulton Deferred Compensation Plan, under which a director may elect not to receive the normal director's fees when earned, but instead, to receive them, together with interest, in a lump sum or in installments over a period of up to twenty (20) years following retirement. The only current non-management Fulton directors who have previously established accounts to defer fees or had balances from prior years are Directors Albertson, Bond and Chryst. Certain Fulton directors also serve on the boards of various Fulton subsidiary banks, and these directors are compensated with a retainer, meeting fees or both for their service on each of the individual boards.

DIRECTOR COMPENSATION TABLE

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] [4] ($)	Total ($)
Jeffrey G. Albertson	53,000	0	0	0	0	10,000[5]	63,000
Joe N. Ballard	0	0	0	0	0	10,000[6]	10,000
John M. Bond	53,000	0	0[7]	0	0	10,000[8]	63,000
Donald M. Bowman, Jr.	55,000	0	0	0	0	10,000[9]	65,000
Dana A. Chryst	53,000	0	0	0	0	12,000[10]	65,000
Craig A. Dally	55,000	0	0	0	0	10,000[11]	65,000
Patrick J. Freer	62,500	0	0	0	0	0	62,500
Rufus A. Fulton Jr.	53,000	0	0	0	0	14,093[12]	67,093
George W. Hodges	74,750	0	0	0	0	0	74,750
Willem Kooyker	56,000	0	0	0	0	0	56,000
Donald W. Lesher Jr.	57,750	0	0	0	0	0	57,750
John O. Shirk	55,000	0	0	0	0	12,000[13]	67,000
Gary A. Stewart	52,000	0	0	0	0	0	52,000

[1] Directors listed represent all the non-management directors of Fulton during 2010, and Director Ballard who joined the Fulton Board in January 2011. Mr. Smith and Mr. Wenger, who were compensated as officers of Fulton, did not receive any additional compensation for their service as a director of Fulton.

[2] Fulton's non-management directors were not paid any stock awards as part of their 2010 compensation.

[3] Unless otherwise noted, excludes perquisites and other personal benefits with an aggregate value of less than $10,000. Fulton's methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used.

[4] In addition to the fees listed in the table, Fulton also paid $48 per year for an individual $50,000 term life insurance policy for each of the directors during 2010.

[5] Represents the annual retainer fee Mr. Albertson received for service on the Board of Directors of The Bank.

[6] Represents the annual retainer fee Mr. Ballard received for service on the Board of Directors of The Columbia Bank.

[7] Fulton directors did not receive options as part of their 2010 compensation; however, as of December 31, 2010, Mr. Bond had 134,142 options exercisable that previously were awarded to him by Columbia Bancorp, which was acquired by Fulton in February 2006.

[8] Represents the annual retainer fee Mr. Bond received for service on the Board of Directors of The Columbia Bank.

[9] Represents the annual retainer fee Mr. Bowman received for service on the Board of Directors of The Columbia Bank.

[10] Represents the annual retainer fee Ms. Chryst received for service on the Board of Directors of Fulton Bank.

[11] Represents the annual retainer fee Mr. Dally received for service on the Board of Directors of Lafayette Ambassador Bank.

[12] Includes $9,375 for club fees, $2,340 office use and $2,378 for other perquisites that are individually less than ten percent of the total perquisites received by Mr. Fulton in 2010.

[13] Represents the annual retainer fee Mr. Shirk received for service on the Board of Directors of Fulton Bank.

2011 DIRECTORS' EQUITY PARTICIPATION PLAN – PROPOSAL TWO

Fulton's shareholders are being asked to approve a new equity plan for non-employee directors, the 2011 Directors' Equity Participation Plan (previously defined as the "Equity Plan"). Through the Equity Plan, Fulton seeks to advance the long-term success of Fulton and to increase shareholder value by awarding stock-based compensation to non-employee members of the Board of Directors of Fulton, its subsidiaries, and any advisory boards established by Fulton or any of its subsidiaries ("Fulton's Boards"). The Equity Plan is designed to: (1) encourage Fulton stock ownership by participants to further align their interests with those of Fulton's shareholders; (2) ensure that Fulton's non-employee director compensation practices are competitive in the industry; and (3) assist in the attraction and retention of non-employee directors, including directors who further the goal of achieving diversity on Fulton's Boards through differences of view point, professional experience, education and skills, as well as race, gender and national origin. The Equity Plan, as submitted to shareholders for approval, incorporates the recommendations of McLagan, Fulton's compensation consultant. Finally, Fulton has adopted share ownership guidelines for its directors, and anticipates that the Equity Plan could be used as a means of enabling directors to comply with those guidelines.

In furtherance of these goals, Fulton's Board of Directors, on March 15, 2011, adopted the Equity Plan, upon the recommendation of the HR Committee, and subject to shareholder approval at the annual meeting. A summary of the Equity Plan is set forth below. This summary is, however, qualified by and subject to the more complete information set forth in the Equity Plan, a copy of which is attached as Appendix A to this proxy statement.

Purpose of the Equity Plan

The purpose of the Equity Plan is to advance the long-term success of Fulton and its subsidiaries and to increase shareholder value by:

- providing stock-based compensation to non-employee directors of Fulton's Boards;
- increasing director share ownership;
- aligning further the interests of plan participants with those of Fulton's shareholders;
- ensuring that Fulton's non-employee director compensation practices are competitive in the industry; and
- assisting in the attraction and retention of non-employee directors, including directors who further Fulton's goal of achieving diversity on Fulton's Boards through differences of view point, professional experience, education and skills, as well as race, gender and national origin.

Type of Awards

The Corporation may award shares of Fulton common stock, non-statutory stock options and restricted stock under the Equity Plan.

Stock Awards On or about the first day of the month subsequent to the Annual Meeting of shareholders each year, each non-employee director who participates in the Equity Plan shall be eligible to receive a specified percentage of any retainer or other fees paid to such directors for his or her services as a director, in shares of common stock. The applicable percentage shall be determined by the HR Committee from time to time. If a non-employee director is first elected to the Board after the award has been made for a particular year, he or she may receive an award of stock for such year, provided the number of shares issuable to him or her shall be prorated. In addition to director fees to be paid in shares of common stock established by the HR Committee, participants may also elect to receive shares of common stock in lieu of cash for some or all of the remaining director fees to be paid to them.

Stock Options The HR Committee may, from time to time, grant non-statutory stock options to participants. Each option will entitle the holder to purchase a specified number of shares of Fulton's common stock at an option price at least equal to the fair market value of the common stock on the day the option is granted. No repricing of options shall be permitted under the terms of the Equity Plan. Except as otherwise provided by the HR Committee, (1) upon termination of service due to death (while in active service), disability or retirement, the option must be exercised by the participant (or his or her estate) within one year following the participant's termination of board service and prior to its expiration date, and may be exercised as to all or any portion of the option, regardless of whether or not fully exercisable under the terms of the grant; and (2) as to any other termination event, the option must be exercised by the participant within six months following the participant's termination of board service and prior to its expiration date, and all options not then exercisable shall be canceled. The HR Committee may, in its discretion, extend the post-termination exercise period, but not beyond the original option period. Upon a change in control, as defined in the Equity Plan, all options immediately become exercisable.

Restricted Stock Awards The HR Committee may, from time to time, grant restricted stock awards to participants, subject to such terms and conditions as the HR Committee shall determine, provided that each such award must be subject to a restriction period prior to vesting and may be subject to the attainment of specific performance goals prior to being earned. In the event of a termination of board service due to death, disability or retirement, if a participant that has completed at least one year of board service during the restriction period, the restricted shares shall vest. Upon a change in control, all restrictions shall lapse and all outstanding restricted stock awards shall vest. Upon termination of service for any other reason, the participant shall forfeit all shares subject to restriction.

Term, Termination and Amendment of the Equity Plan

Subject to receiving shareholder approval, the Equity Plan became effective upon its adoption by Fulton's Board on March 15, 2011. Upon its approval by Fulton's shareholders, awards may be made under the Equity Plan for a period of ten years until March 15, 2021 unless the Board of Directors, in its sole discretion and by a majority vote, terminates the Equity Plan earlier. Except in the case of increases to the maximum number of shares available under the Equity Plan or other material amendments, or where shareholder approval is required by applicable law, rule, regulation or listing standard, the Board of Directors may, by a majority vote, amend the Equity Plan.

Eligibility

All members of the Board of Directors of Fulton, all members of Fulton's subsidiary boards of directors and all members of any advisory board established by Fulton, or any of its subsidiaries who are not, in each case, an employee of Fulton or of its subsidiaries, will be eligible to participate pursuant to the terms of the Equity Plan, attached as Appendix A. As of the Annual Meeting, there were seven affiliate bank and various advisory boards which in total have approximately two hundred (200) eligible non-employee directors in addition to Fulton's twelve (12) non-employee directors who are eligible to participate in the Equity Plan.

Fulton's Boards do not currently receive any of their meeting fees or retainer in shares of Fulton common stock. The current cash meeting fees and retainer paid to Fulton's Board of Directors are described on page 18. Fulton has not taken any formal action to change director compensation or make specific equity awards to non-employee directors, but Fulton will consider the addition of equity awards to non-employee director compensation once the Equity Plan is approved by shareholders. Thus, the annual dollar value and the number of shares to be paid to any eligible individual, or to the group of non-employee directors in total, are not currently determinable.

Number of Awards that May be Made

A maximum of 500,000 shares of common stock may be issued under the Equity Plan in the form of Fulton common stock awards, shares issuable upon the exercise of non-statutory stock options and restricted stock awards, subject to adjustment for stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations and other appropriate changes in capitalization affecting Fulton common stock. The total number of shares currently covered by the Equity Plan represents 0.25% of the shares of common stock outstanding as of the Record Date. As of March 1, 2011, the closing price of Fulton common stock was $10.56.

Rights with Respect to Shares

The recipient of a stock award immediately has all rights of ownership with respect to such shares, including the right to vote such shares and to receive any dividends paid thereon. The recipient of a stock option has all rights of ownership with respect to shares upon the vesting of the stock option, proper exercise thereof, and receipt of shares issued. The recipient of a restricted stock award does not have all the same rights of a shareholder of common stock. For example, the recipient of a restricted stock award does not have rights to receive dividends on those shares; instead, dividends paid with respect to restricted stock awards are reinvested to purchase additional shares of common stock that are subject to the same terms, conditions and restrictions applicable to the restricted stock awards with respect to which the dividends were paid.

Federal Income Tax Consequences

The following is a brief description of the material United States federal income tax consequences associated with awards under the Equity Plan. It is based on existing United States laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. Tax consequences in other countries may vary.

The fair market value of awards of shares of Fulton common stock is taxable to the non-employee director in the year awarded. The Corporation will be entitled to deduct a corresponding amount as a business expense in the year the non-employee director recognizes this income.

The recipient of an option will not pay any tax at the time of grant. When a nonqualified option is exercised, any excess of the fair market value of the affected shares over the total option price of those shares will be treated for federal tax purposes as ordinary income. Any profit or loss realized on the sale or exchange of any share actually received will be treated as a capital gain or loss. If the fair market value on the date of exercise of the shares with respect to which the option was exercised exceeds the exercise price, the Corporation is entitled to deduct that amount.

With respect to restricted stock awards granted under the Plan, the participant will generally recognize ordinary income equal to the excess of the fair market value of the shares received (determined as of the date on which the shares become transferable or not subject to a substantial risk of forfeiture, whichever occurs first) over the amount, if any, paid for the shares. The Corporation will be entitled to a tax deduction in the same amount. A participant may elect to accelerate the recognition of ordinary income with respect to restricted stock awards to when the shares are granted. If an election is made to accelerate the recognition of ordinary income, the amount of ordinary income will be determined as of the accelerated tax date rather than as of the date when the applicable restriction expires. In such a case, the Corporation's tax deduction will be determined at the same time. Any subsequent gain or loss resulting from the sale or other disposition of such shares will be capital gain or loss.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote is required to approve the Equity Plan.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the 2011 Directors' Equity Participation Plan.

INFORMATION CONCERNING COMPENSATION

Named Executive Officers

The following persons are the Named Executive Officers of Fulton included in this proxy statement:

Name	Age	Office Held and Term of Office
R. Scott Smith, Jr.	64	Chairman of the Board and Chief Executive Officer of Fulton Financial Corporation since December 2008; Chairman of the Board, President and Chief Executive Officer of Fulton Financial Corporation from January 2006 to December 2008; President and Chief Operating Officer of Fulton Financial Corporation from 2001 to 2005; and Executive Vice President of Fulton Financial Corporation and Chairman, President and Chief Executive Officer of Fulton Bank from 1998 to 2001.
E. Philip Wenger	53	President and Chief Operating Officer of Fulton Financial Corporation since December 2008; Senior Executive Vice President of Fulton Financial Corporation from January 2006 to December 2008 and Chairman of Fulton Bank from October 2006 to February 2009; Chief Executive Officer of Fulton Bank from January 2006 to October 2006; President and Chief Operating Officer of Fulton Bank from 2003 to 2006; and Senior Executive Vice President of the Lancaster, York and Chester County Divisions of Fulton Bank from 2001 to 2003.
Charles J. Nugent	62	Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation since January 2001; and Executive Vice President and Chief Financial Officer of Fulton Financial Corporation from 1992 to 2001. Director of the Federal Home Loan Bank of Pittsburgh since January 2010.
James E. Shreiner	61	Senior Executive Vice President of Fulton Financial Corporation since January 2006; and Executive Vice President of Fulton Financial Corporation and Executive Vice President of Fulton Bank from 2000 to 2005. Mr. Shreiner serves as Fulton's Senior Risk Officer.
Craig H. Hill	56	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Executive Vice President/Director of Human Resources from 1999 through 2005. Mr. Hill serves as Fulton's Senior Human Resources Officer.

Compensation Discussion and Analysis

Executive Summary

Fulton's overall executive compensation program is designed to enable Fulton to achieve its compensation objectives, as discussed below. Under Fulton's executive compensation structure, the mix of base salary, incentive bonus and equity compensation varies depending upon the Executive's position. Fulton believes that the compensation of its Executives, the level of management having the greatest ability to influence Fulton's performance, should have a significant portion of compensation that is performance-based, while lower levels of management should receive a greater portion of their compensation in base salary.

Fulton believes that it needs to offer competitive compensation in order to recruit, motivate and retain qualified officers and employees, and that the compensation of its Executives should reflect Fulton's overall performance and the contribution of its Executives to that performance. Taking into consideration the variable compensation bonus plan (the "Variable Plan"), the 2004 Stock Option and Compensation Plan (the "2004 Stock Plan"), and the Executives' base salaries, Fulton believes that its compensation program is competitive and well balanced between cash, non-cash and both short- and long-term incentive elements and that the salaries of the Executives are appropriate based on their level of experience, positions, responsibilities and recent performance. Fulton's compensation program also includes employment agreements entered into with its Executives that are designed to provide reasonable severance benefits in specified circumstances. For 2010, the Board of Directors determined the compensation for the Executives, after receiving recommendations from the HR Committee. The recommendations of the HR Committee were based upon external salary comparisons of selected peer institutions and an evaluation of the individual performance of each Executive. The compensation program for Fulton's Executives is based, to a significant degree, on peer information, as discussed in "Use of Peer Groups" on page 28, and on the recommendations of the HR Committee's independent compensation consultant.

In December 2008, Fulton became a participant in the Capital Purchase Program ("CPP") which was authorized under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 ("EESA"), and the interim final rule (the "Treasury Rules")[1] of the United States Department of the Treasury (the "Treasury"). Certain provisions of EESA and the Treasury Rules affected Fulton's compensation programs for the Executives and other officers during 2009 and 2010, and are discussed in more detail below. On July 14, 2010, Fulton redeemed the preferred stock issued to Treasury and repaid all CPP funds borrowed. EESA and the Treasury Rules generally do not impact the compensation decisions made after the date CPP funds are repaid.

Compensation Philosophy

Objectives Fulton's executive compensation philosophy and programs are intended to achieve three objectives:

• Align interests of the Executives with shareholder interests - Fulton believes that the interests of the Executives should be closely aligned with those of its shareholders. Fulton attempts to align these interests by evaluating the Executives' performance in relation to key financial measures[2] which it believes correlate to consistent long-term shareholder value and increasing profitability, without compromising Fulton's culture and overall risk profile.

• Link pay to performance - Fulton believes in a close link between pay to the Executives and the overall performance of Fulton on both a short-term and long-term basis. It seeks to reward the Executives for their contributions to Fulton's financial and non-financial achievements and to differentiate rewards to Executives based on their individual contributions.

• Attract, motivate and retain talent - Fulton believes its long-term success is closely tied to the attraction, motivation and retention of highly talented employees and a strong management team. While a competitive compensation package is essential in competing for and retaining talented employees in a competitive market, Fulton also believes that non-monetary factors, such as a desirable work environment and successful working relationships between employees and managers, are critical to providing a rewarding employee experience.

To achieve these three objectives, Fulton provides the following elements of executive compensation:

• Base Salary - Fulton pays competitive base salaries in line with the market median at comparable peer companies. Base salaries are set to reflect job responsibilities, individual experience and tenure.

---

[1] On June 15, 2009, Treasury issued an interim final rule, promulgated pursuant to its authority under EESA, to provide guidance and standards on the executive compensation and corporate governance provisions associated with CPP participation.

[2] See discussion of scorecards in the Variable Plan section beginning on page 31.

Geographically, the $197.9 million, or 4.8%, increase in commercial mortgages was within the Corporation's Pennsylvania ($127.8 million, or 5.9%), Maryland ($31.3 million, or 8.8%), New Jersey ($21.1 million, or 1.8%) and Virginia ($17.6 million, or 5.4%) markets.

The $39.7 million, or 4.2%, increase in residential mortgages was largely due to the Corporation's retention in portfolio of certain 10 and 15 year fixed rate mortgages and certain adjustable rate mortgages with longer initial repricing terms. The majority of these loans were underwritten to the standards required for sale to third-party investors, however, the Corporation elected to retain them in portfolio to partially mitigate the impact of decreases in average interest-earning assets.

The $222.6 million, or 20.0% decrease in construction loans was primarily due to efforts to decrease credit exposure in this portfolio as new loan originations decreased during the current year. In addition, $66.4 million of charge-offs recorded in 2010 contributed to the decrease. Geographically, the decline was primarily in the Corporation's Maryland ($91.6 million, or 31.2%), Virginia ($65.8 million, or 23.6%) and New Jersey ($62.4 million, or 28.6%) markets.

The average yield on loans during 2010 of 5.33% represented a 14 basis point, or 2.6%, decrease in comparison to 2009, despite the average prime rate remaining at 3.25% for both 2010 and 2009. The decrease in average yields on loans was attributable to repayments of higher-yielding loans and declining average rates on fixed and adjustable rate loans which, unlike floating rate loans, have a lagged repricing effect. In addition, approximately one-third of the floating rate portfolio is based on an index rate other than prime, such as the one-month London Interbank Offering Rate, or LIBOR, which decreased on average from 2009 to 2010.

Average investments decreased $237.8 million, or 7.6%, due largely to maturities of mortgage-backed securities, state and municipal securities and U.S. government sponsored agency securities, partially offset by an increase in collateralized mortgage obligations. During 2010, the proceeds from the maturities and sales of securities were not fully reinvested into the portfolio because current rates on many investment options were not attractive. The average yield on investments decreased 37 basis points, or 8.2%, from 4.50% in 2009 to 4.13% in 2010, as the reinvestment of cash flows and incremental purchases of taxable investment securities were at yields that were lower than the overall portfolio yield.

Other interest-earning assets increased $171.6 million, or 807.5%, due to a lack of attractive investment alternatives.

Interest expense decreased $78.9 million, or 29.7%, to $186.6 million in 2010 from $265.5 million in 2009. Of this decrease, $52.6 million resulted from a 58 basis point, or 27.4%, decrease in the average cost of total interest-bearing liabilities. The remainder of the decrease in interest expense, $26.3 million, resulted from a $392.1 million, or 3.1%, decrease in average interest-bearing liabilities.

The following table summarizes the changes in average deposits, by type:

	2010	2009	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Noninterest-bearing demand	**$ 2,104,016**	$ 1,847,090	$ 256,926	13.9%
Interest-bearing demand	**2,099,026**	1,857,081	241,945	13.0
Savings	**3,124,157**	2,425,864	698,293	28.8
Total demand and savings	**7,327,199**	6,130,035	1,197,164	19.5
Time deposits	**5,016,645**	5,507,090	(490,445)	(8.9)
Total deposits	**$ 12,343,844**	$ 11,637,125	$ 706,719	6.1%

Total demand and savings accounts increased $1.2 billion, or 19.5%, which was consistent with industry trends as economic conditions have slowed spending and encouraged saving. The increase in noninterest-bearing accounts was primarily due to a $217.8 million, or 17.5%, increase in business account balances. The increase in interest-bearing demand and savings accounts consisted of a $468.6 million, or 17.8%, increase in personal account balances, a $284.9 million, or 30.7%, increase in municipal account balances and a $186.8 million, or 26.1%, increase in business account balances. Growth in business account balances was due, in part, to businesses being required to keep higher balances on hand to offset service fees, as well as a migration away from the Corporation's cash management products due to low interest rates. The increase in personal account balances was a result of a decrease in customer certificates of deposit as well as the Corporation's promotional efforts with a focus on building customer relationships.

of peer group companies (as defined below); consulting with outside advisors and experts; considering the complexity, scope and responsibilities of the individual's position; consulting with the CEO with respect to the other Executives; assessing possible demand for the Executives by competitors and other companies; and evaluating the compensation appropriate to attract executives to Lancaster, Pennsylvania.

However, due to the severity of the economic downturn and its impact on financial institutions, Fulton decided to cease base salary merit pay increases throughout the Corporation, including the Executives, from March 1, 2009 through February 28, 2010. For 2010, the HR Committee reviewed the amounts payable under each individual element of compensation, as well as in the aggregate, for each Executive and concluded that the compensation paid to each Executive was appropriate. As in prior years, the HR Committee reviewed the Executives' 2010 performance, their base salary and other elements of compensation in the first quarter of 2011. The base salary amounts for the Executives in 2011 were approved in January 2011 and are effective April 1, 2011. The 2011 base salary for each Executive is listed in footnote 1 of the "Summary Compensation Table" on page 39.

Emergency Economic Stabilization Act of 2008 and Regulations

In 2008, Fulton decided to participate in the CPP component of the Troubled Asset Relief Program ("TARP") authorized under EESA, and on December 23, 2008, Fulton entered into an agreement with the Treasury to sell 376,500 shares of Fulton's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation amount per share of $1,000, for total proceeds of $376.5 million ("CPP Funds").

Among other things, EESA and the Treasury Rules contained expansive restrictions on executive compensation for financial institutions that participated in CPP. These restrictions applied to Fulton from December 23, 2008 until July 14, 2011, when Fulton repaid all of the CPP Funds and redeemed its preferred stock issued to Treasury ("Fulton's TARP Assistance Period"). During Fulton's TARP Assistance Period certain provisions of the Treasury Rules impacted executive compensation, and they included:

- a prohibition on making golden parachute and other severance benefit payments to the Executives and to any of the next five most highly compensated employees of Fulton, as determined by their annual compensation, upon their departure from employment;

- a prohibition on paying or accruing any bonus, retention award or incentive compensation to the Executives and to the next ten most highly compensated employees of Fulton, as determined by their annual compensation, except for the granting of long-term restricted stock with certain TARP restrictions and that has a value not greater than one-third of the total amount of the annual compensation of the employee receiving the stock;

- a prohibition on making tax gross up payments to the Executives and any of the next twenty most highly compensated employees of Fulton, as determined by their annual compensation; and

- a requirement to seek shareholder input, through a non-binding shareholder vote to approve the compensation of the Executives.[1]

The Treasury Rules also required CPP participants to establish a board compensation committee to discuss, evaluate, and review each employee compensation plan to assess any risk posed to the Corporation from the compensation plans. In October 2009, the HR Committee hired McLagan, an independent compensation consultant and subsidiary of Aon, to conduct an assessment of all of Fulton's compensation plans in order to identify and evaluate plan aspects, structure and features that could encourage unnecessary and excessive risk taking that threatens the value of Fulton. Based on the review and findings of McLagan, and its discussions with the McLagan representatives and Fulton's Senior Risk Officer, the HR Committee concluded in 2009 that Fulton's compensation plans do not encourage the participants to take unnecessary and excessive risks that threaten the value of Fulton and that Fulton's compensation plans do not encourage the manipulation of earnings to enhance the compensation of employees. In June 2010, the HR Committee and Fulton's Senior Risk Officer reviewed the plans again, and the HR Committee concluded that the senior executive

---

[1] At Fulton's 2010 Annual Meeting, shareholders approved the proposal submitted to shareholders to approve the compensation of the Executives.

officer compensation plans and the employee compensation plans do not encourage unnecessary and excessive risk-taking that could threaten the value of the Corporation. Additionally, the HR Committee concluded that the Corporation's employee compensation plans do not contain any features that could encourage the manipulation of reported earnings of the Corporation to enhance the compensation of an employee and that the Corporation's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Fulton.

2010 Compensation Plan Risk Review

In addition to the CPP compensation plan risk review discussed above, the HR Committee at its December 2010 meeting conducted its annual compensation plan risk review as required by SEC Regulations, where Fulton's Senior Risk Officer discussed his review of Fulton's compensation plans. Following this review and discussion, the HR Committee found that the compensation plans in which the Executives participate do not encourage them to engage in unnecessary and excessive risks that threaten the value of Fulton, that Fulton's employee compensation programs are not structured in a way that poses unnecessary risks and do not encourage the manipulation of reported earnings to enhance the compensation of any employee, and that Fulton's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Fulton.

Shareholder Say On Pay Proposal and Frequency of Future Proposals

As required by the Treasury Rules, Fulton submitted a non-binding Say On Pay proposal to shareholders at its 2010 Annual Meeting, and the proposal was approved by shareholders. Although Fulton is no longer subject to the Treasury Rules, more recent SEC rules require Fulton to present to shareholders in 2011 a similar non-binding Say On Pay proposal. This year's non-binding Say On Pay proposal is further described on page 48.

Fulton considered the results of the 2010 vote as supporting its compensation policies and decisions for the Executives, and the Board acknowledges that this year's non-binding proposal is also an important barometer of shareholder support for the current compensation programs for the Executives. However, the outcome of this year's non-binding shareholder Say On Pay vote will not be the only factor that the HR Committee and Board of Directors will consider in making future decisions related to Executive compensation.

On page 49, Fulton is submitting a non-binding Say When On Pay proposal regarding the frequency of future Say On Pay proposals with a recommendation that the Say On Pay proposal should be submitted to shareholders on an annual basis. Although this is the current recommendation, Fulton's HR Committee and Board of Directors will continue to evaluate the frequency of the non-binding Say On Pay proposal and might recommend that shareholders approve a different frequency in the future.

2010 Awards to Executives

Fulton operates in a highly complex business environment and competes with many well-established financial services businesses. The annual cash-based incentive component of the Executive compensation plan involves plan awards under the Variable Plan that are payable if pre-established corporate and individual performance objectives are achieved. Fulton's equity compensation plan, the 2004 Stock Plan, also has an award trigger based on Fulton's performance relative to its peers that is discussed under the "Options and Restricted Shares" section below. The HR Committee believes that the Variable Plan and the 2004 Stock Plan further Fulton's business plan and ensure that the interests of the Executives, both short-term and long-term, are aligned with the interests of Fulton's shareholders. The Variable Plan aligns these interests by offering each Executive the opportunity to earn an annual incentive cash bonus upon achieving both an established corporate performance goal and certain specific individual performance goals, and the 2004 Stock Plan aligns these interests by offering the Executive the opportunity to earn longer term compensation through stock options and restricted stock.

In March 2011, the HR Committee determined that the Executives were eligible to receive an award under the Variable Plan for 2010 performance because the threshold trigger for 2010 performance was achieved. As a result of Fulton meeting the threshold trigger, which for 2010 was achieving EPS growth that ranked the Corporation in the top two-thirds of the Performance Peer Group, and the Executives achieving certain individual and corporate goals, an award was granted to the Executives for 2010 performance subject to the restrictions imposed by the Treasury Rules during Fulton's 2010 TARP Assistance Period (January 1, 2010 to July 14, 2010). Similarly, although the 2004 Stock Plan permits the longer term compensation awards to the Executives to be paid in the form of stock options or restricted stock, the 2010 equity awards to the Executives were made during Fulton's TARP Assistance Period and, therefore, were limited to restricted stock. Details of the Executives' 2010 Variable Plan cash awards and 2004 Stock Plan restricted stock awards can be found in the "Summary Compensation Table" on page 39 and in the "Variable Plan" and "Options and Restricted Shares" sections below.

Use of Consultants

The HR Committee retained McLagan as its sole independent compensation consultant in June 2010. McLagan previously was retained for the 2009 compensation plan risk review project discussed earlier. McLagan has performed a variety of engagements, including a compensation market analysis related to Fulton's Executives, scorecard review, risk assessment assistance, compensation policy review, peer group selection, director compensation consultation, and incentive plan design.

In 2010, McLagan was instructed by the HR Committee to compare Fulton's current compensation practices with those of its peers, evolving industry best practices and regulatory guidance. Based on that comparison, McLagan was asked to recommend changes in Fulton's compensation practices that were consistent with Fulton's compensation philosophy and objectives as described above. The Hay Group also was retained by the HR Committee at various times from 2005 to 2010 to review and directly report to the HR Committee on certain aspects of executive and director compensation.

Fulton does not have a policy that limits the other services that an executive compensation consultant can perform. Fulton has not engaged the Hay Group or McLagan, in 2010, for any other projects except for those directed by the HR Committee and which were limited to engagements involving the compensation of the Executives, compensation of Fulton's directors and other engagements limited to consulting on broad-based plans that do not discriminate in scope, terms or operation in favor of the Executives or directors, and that are generally available to all salaried employees. The specific instructions given to the consultant and fees to be paid were generally outlined in individual engagement letters with respect to the scope and performance of their respective duties under each project. The total fees individually paid in 2010 to either the Hay Group or McLagan for additional services did not exceed the $120,000 SEC disclosure threshold for either consultant.

Use of Peer Groups

From 2006 to 2010, the HR Committee has used two different peer groups of bank holding companies for purposes of making a comparative analysis of compensation of Fulton and its peers. The first peer group includes bank holding companies that are members of the peer group used by Fulton for purposes of the Performance Graph showing the total return performance for the last five years on page 18 of the Fulton Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the "Performance Peer Group"). The Performance Peer Group is used to determine the annual option and restricted stock equity awards as discussed below, and to determine whether the performance threshold for the Variable Plan has been achieved. The Performance Peer Group includes bank holding companies that, at the time of selection, were generally comparable to Fulton in terms of asset size, although they were not necessarily comparable in terms of financial performance.

For the evaluation of the base salary and other elements of compensation of the Executives, in 2006 Fulton's compensation consultant assisted the HR Committee in the development of a second, smaller peer group (the "Comparator Peer Group"). This second peer group consists of a number of the members of the Performance Peer Group plus one other bank holding company. The Comparator Peer Group members were selected because they generally were, based on 2006 data gathered by the prior compensation consultant, similar to Fulton in asset size, operating in the same geographic markets, comparable to Fulton in areas such as lines of business, or in competition with Fulton for executive talent or customers.

The HR Committee made a decision to review and update Fulton's peer groups in 2010 and asked McLagan to review the current peer groups, consider new peers and recommend a new combined peer group to be used starting in 2011. To establish an appropriate peer group, McLagan considered: asset size, loan distribution, revenue composition, geographic focus, business model, ownership and market capitalization. Several new peers were added and some existing peers were deleted primarily due to geographic location and asset size (the "Combined Peer Group"). Starting in 2011, the Combined Peer Group will replace both the Comparator Peer Group and the Performance Peer Group used in the past, and the Combined Peer Group will be utilized for compensation decisions.

When a peer group member announces that it is being acquired, Fulton has historically deleted the company as a peer of Fulton. In late 2010, Fulton removed Whitney Holding Corporation from the Performance Peer Group, and Wilmington Trust Corporation from the Performance Peer Group and the Comparator Peer Group, as a result of announcements that each was being acquired. Both these companies were originally part of the Combined Peer Group and were included in the executive compensation analysis performed by McLagan. The members of the Performance Peer Group, the Comparator Peer Group, and the Combined Peer Group,as of December 31, 2010, are:

Fulton Peer Group Table

Peer Group Member (Stock Symbol)	2010 Performance Peer Group	2010 Comparator Peer Group	New 2011 Combined Peer Group
Associated Bancorp (ASBC)	X	X	X
BancorpSouth, Inc. (BXS)	X		X
Bank of Hawaii Corporation (BOH)	X		
BOK Financial Corporation (BOKF)	X	X	X
Citizens Republic Bancorp, Inc. (CRBC)	X		
City National Corporation (CYN)	X		X
Commerce Bancshares, Inc. (CBSH)	X	X	X
Cullen/Frost Bankers, Inc. (CFR)	X		X
First Citizens BancShares, Inc. (FCNCA)	X	X	
First Horizon National Corporation (FHN)			X
FirstMerit Corporation (FMER)	X	X	X
First Midwest Bancorp, Inc. (FMBI)	X		
First Niagara Financial Group, Inc. (FNFG)			X
International Bancshares Corporation (IBOC)	X		X
Old National Bancorp (ONB)	X		
People's United Financial, Inc. (PBCT)			X
Susquehanna Bancshares, Inc. (SUSQ)	X	X	X
Synovus Financial Corp. (SNV)			X
TCF Financial Corporation (TCB)	X	X	X
The South Financial Group, Inc. (TSFG)	X	X	
Trustmark Corporation (TRMK)	X		
UMB Financial Corporation (UMBF)	X		X
United Bankshares, Inc. (UBSI)	X	X	
Valley National Bancorp (VLY)	X	X	X
Webster Financial Corp. (WBS)		X	X

Graphic Summary of 2010 Executive Compensation

The following is a graphic summary of the 2010 compensation paid to Fulton's Named Executive Officers as each element is described in the Summary Compensation Table on page 39.



$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Hill
Shreiner
Nugent
Wenger
Smith
Other Compensation
Retirement Contributions
Cash VCP Award
Equity Award
Base Salary

Elements of Executive Compensation

Fulton's Executive compensation program currently provides a mix of base salary, cash incentive and equity based plans, as well as retirement benefits, health plans and other benefits as follows:

Base Salary Base salary is a critical element of executive compensation because it provides the Executives with a consistent level of monthly income. Fulton seeks to provide the Executives with a level of cash compensation in the form of base salary appropriate for the person's position, experience, responsibilities, and performance. Generally, Fulton, consistent with its compensation philosophy, seeks to set base salary for the Executives in line with the market median.

In making recommendations to the Board of Directors regarding the appropriate levels of executive compensation for 2010, the HR Committee received a recommendation from its compensation consultant, the Hay Group, which considered compensation paid by members of the Comparator Peer Group to peer officers with similar job content and responsibilities to the Executives. With regard to the compensation paid to Mr. Smith, the HR Committee also considered his performance based on a scorecard that includes the attainment of certain performance goals, results of his management decisions, the earnings of Fulton during the previous year and other factors, such as the HR Committee members' perspective of his overall performance. With regard to the compensation paid to the other Executives, the HR Committee considered information provided by Mr. Smith for Messrs. Wenger and Nugent and by Mr. Wenger for Messrs. Shreiner and Hill, which included an assessment of each Executive's level of individual performance, attainment of performance goals, contribution to the organization and salary history during the past four years. The HR Committee also considered its own perceptions of the performance of each Executive. On March 14, 2010 the HR Committee recommended and the Board of Directors approved base salary adjustments effective April 1, 2010 and Fulton set the annual base salaries for Messrs. Smith, Wenger, Nugent, Shreiner and Hill at $813,586, $435,625, $505,735, $335,175 and $232,675, respectively.

Based on Fulton's performance in 2010 and a base salary increase recommendation presented by McLagan to the HR Committee, the Board of Directors on January 18, 2011 approved 2011 base salary increases for Messrs. Smith, Wenger, Nugent, Shreiner and Hill at $850,000, $525,000, $520,000, $375,000 and $260,000, respectively. These salary increases will be effective April 1, 2011.

Variable Plan The HR Committee believes that annual performance-based incentive bonuses are valuable in recognizing and rewarding individual achievement, and, by focusing more on performance pay opportunities for the Executives, it can more closely align Fulton's compensation program with shareholder interests. As approved in 2006, Fulton's Variable Plan is designed so that no incentive bonus is paid unless Fulton achieves a predetermined performance threshold metric. For 2010 a threshold performance target was established that required Fulton's 2010 EPS growth to be in the top two-thirds of the Performance Peer Group in order for the Executives to be eligible for a payment under the Variable Plan.[1] The HR Committee at the time viewed this performance target as a reachable target, but not a target which guarantees payment of an incentive bonus. The HR Committee used the same threshold performance target from 2006 to 2009. The threshold performance target was achieved in 2006, 2009 and 2010 but not in 2007 and 2008.

Under the Variable Plan, if the predetermined threshold performance metric is achieved, each Executive is eligible to receive a cash bonus equal to a percentage of base salary. Actual awards may be greater than or less than target, up to a predetermined maximum with the variability attributed to individual and company performance. These payouts are substantially based on scorecard results. Generally, performance factors that are more directly aligned with the interests of shareholders such as financial performance are given greater weight. Based upon the recommendation and market review of Fulton's compensation consultant when the Variable Plan was approved originally, the HR Committee determined that the award amounts payable to the each Executive should be a percentage of the Executive's base salary. For Mr. Smith, the 2010 threshold, target and maximum award percentages were 25%, 50% and 100%, and for the other Executives, the 2010 threshold, target and maximum award percentages were 17.5%, 35% and 60%.[2] The actual award percentage for each Executive is determined by the Executive's individual scorecard results, as well as the HR Committee's assessment of each Executive's individual performance and overall contribution to Fulton for the award period.

In early 2010, the HR Committee reviewed the scorecards for all the Executives and determined that the Executives should all be reviewed based on a uniform scorecard with similar category weightings, except for Mr. Shreiner who, due to his position as Senior Risk Officer, will have a scorecard with more of a focus on risk categories. As in prior years, each scorecard contained four critical performance factors, with each factor weighted according to importance. For 2010 the first factor was Superior Financial Performance that included five equally weighted sub-categories: Earnings Growth vs. Peers (EPS), Total Shareholder Return (5 year avg.), Core deposit growth vs. Peers, Loan Growth vs. Peers; and Efficiency Ratios. The second factor was Risk/Control/Liquidity that included the following equally weighted subcategories: Liquidity and Funding, Regulatory Compliance, Community Development, Capital Ratings; and Net Charge-offs to Average Loans. The third factor was Superior Customer Experience that included: Customer Satisfaction Index, Household Growth; and Fulton Partners.[3] The fourth performance factor was Superior Employee Engagement that included the following equally weighted subcategories: Management Succession, Corporate Diversity, Corporate Reward Strategy, Employee Engagement Survey Results; and Community Involvement.

For all of the Executives, performance measurement criteria were established for each critical performance factor subcategory. While, for the most part, specific, objective measureable criteria were used, some scorecard subcategories require a subjective determination to be made by the HR Committee. For certain objectively measured performance categories scorecard results depended upon Fulton's quartile ranking among its peers and all factors were rated with a scale of "Excellent Results" (1st Quartile and a numerical score of "4"), "What is Expected" (2nd Quartile and a numerical

---

[1] For 2011, based on a recommendation by McLagan, the HR Committee has changed the threshold performance target to one that uses return on equity. There were two reasons for this recommendation. First, McLagan believed that using relative EPS growth can lead to abnormal results in certain circumstances, such as when earnings in a prior year are negative. Second, because Fulton's scorecards already rely heavily on relative performance to peers, an absolute performance hurdle would balance the overall approach to determining incentives. However, while Fulton will use a return on equity performance hurdle as a threshold for the 2011 Variable Plan awards, a different threshold performance target may be used in future years.

[2] The HR Committee, based on a recommendation by McLagan and starting with 2011 Variable Plan awards, has set the threshold, target and maximum award percentages at 37.5%, 75% and 150% for the CEO and 25%, 50% and 100% for the other Executives. The recommendation from McLagan was based, in part, upon a study showing that the 2009 total compensation for all of the Executives was below the median of the Combined Peer Group and below the 25th percentile of that peer group for all the Executives but the CFO.McLagan attributed this finding to a significantly more modest use of incentive compensation at Fulton than among peer banks. More specifically, both target annual incentives and actual equity awards made by Fulton in 2009 were found to be below the 25th percentile among peer companies that included Whitney Holding Corporation and Wilmington Trust Corporation as well as the others companies in the Combined Peer Group on page 29.

[3] Fulton Partners measurement is related to the collection of fee income by certain business units.

score of "3"), "Making Progress" (3rd Quartile and a numerical score of "2"), or "Below Expectations" (4th Quartile and a numerical score of "1"). The following is a tabular summary of the critical performance factors with the weights and the category average score achieved for the four critical performance factors on the 2010 Variable Plan scorecards.

2010 Variable Plan Scorecard Critical Performance Factors[1]	Smith	Wenger	Nugent	Shreiner	Hill	Category Average Score
	Weight	Weight	Weight	Weight	Weight	
• Superior Financial Performance	40%	40%	40%	25%	40%	**3.4**
• Risk/Control/Liquidity	25%	25%	25%	40%	25%	**2.8**
• Superior Customer Experience	20%	20%	20%	20%	20%	**3.3**
• Superior Employee Engagement	15%	15%	15%	15%	15%	**3.3**

At its March 14, 2011 meeting, the HR Committee determined that Fulton had achieved the threshold performance target because Fulton's 2010 EPS was in the top two-thirds of the Performance Peer Group. The HR Committee reviewed the overall 2010 performance and scorecard results for each Executive and determined that all of the Executives achieved a level of performance in 2010 that qualified them for a cash award at or above their target established under the Variable Plan. In addition to the scorecard results and information provided on individual critical performance factors for each Executive, in determining the Variable Plan award percentages for each Executive, the HR Committee also recognized the successful efforts of the Executives and their contributions to Fulton's financial performance during 2010. Based on its consideration of these various factors including the scorecard average results in the above table, the HR Committee approved a 2010 award percentage of each of the Executive's 2010 base salary of 60.5% for Mr. Smith, 38.85% for Mr. Shreiner and 42.35% for Messrs. Wenger, Nugent and Hill.

In the following bonus chart the dollar amount of each individual Executive award is equal to the award percentage of the Executive's base salary. However, because of its participation in the CPP until July 14, 2010, the Treasury Rules prohibit Fulton from paying the Executives (as well as the next ten most highly compensated employees) 100% of their respective Variable Plan awards. Approximately 54% of the awards, which relates to performance before July 14, 2010, have been forfeited due to the Treasury Rules. Fulton is permitted under the Treasury Rules to pay a portion of each individual's Variable Plan award for the performance period from July 14 2010 to December 31, 2010, or approximately 46% of the entire 2010 Variable Plan award each Executive earned for 2010. The 2010 TARP prorated award amounts that have been paid are also reflected for each Executive under "Non-Equity Incentive Plan Compensation" for 2010 in the "Summary Compensation Table" on page 39 and in the chart and table below.

Variable Plan Bonus Earned vs. TARP Forfeited


Smith
Wenger
Nugent
Shreiner
Hill
$0
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
$350,000
$400,000
$450,000
$500,000
Variable Plan Cash Bonus Paid
Variable Plan Cash Bonus TARP Forfeited

[1] For 2011, the HR Committee, based on a recommendation from McLagan, amended the Executives' scorecards. Generally the 2011 scorecards are similar to the 2010 scorecards except that the weights used for each critical performance factor will be the same for each Executive. In addition, for 2011 the weights attributed to each factor were adjusted and Superior Financial Performance, Risk/Control/Liquidity, Superior Customer Experience, and Superior Employee Engagement critical performance factors will be weighted at 50%, 30%, 10% and 10%, respectively.

Executive	Total 2010 Variable Plan Bonus Earned	2010 Variable Plan Bonus Paid	TARP Forfeited 2010 Variable Plan Bonus
R. Scott Smith, Jr.	$480,214	$220,898	$259,316
E. Philip Wenger	$179,988	$82,794	$97,194
Charles J. Nugent	$208,955	$96,119	$112,836
James E. Shreiner	$127,040	$58,438	$68,602
Craig H. Hill	$96,135	$44,222	$51,913

Options and Restricted Shares Fulton believes equity-based compensation aligns the interests of the Executives and other eligible officers with those of Fulton's shareholders, and encourages them to "think like owners." Therefore, equity awards are an appropriate means of motivating, rewarding and compensating the Executives and other key officers based on the future performance of Fulton. Pursuant to the 2004 Stock Plan approved by the Board of Directors on October 21, 2003, and by shareholders at the 2004 Annual Meeting, Fulton is authorized to award incentive stock options, non-qualified stock options and restricted stock for a period of ten years to key employees of Fulton, its affiliate banks and its other subsidiaries. Stock options and, more recently, a combination of stock options and restricted stock, have been the traditional award type for Fulton. However, during Fulton's TARP Assistance Period the Treasury Rules permitted Fulton to only award restricted stock to the Executives and the next ten most highly compensated and eligible employees. Stock options awarded in years prior to 2009 enable the recipients to purchase common stock at the fair market value of the common stock on the designated grant date. The 2004 Stock Plan provides that the total number of shares available for grant in any calendar year in the form of stock options or restricted stock is to be determined based on the performance of Fulton, measured in terms of total shareholder return for the immediately preceding five-year period relative to the Performance Peer Group. This process for determining the number of shares available for grant in a particular year is stated in Section 5.04 of the 2004 Stock Plan, as follows:

> The number of Shares available for Awards in any calendar year shall be determined depending upon the performance of the Corporation measured in terms of Total Shareholder Return ("TSR") relative to a Peer Group, determined at the sole discretion of the HR Committee, for the five-year period immediately preceding the grant of the Award. The number of Shares available for Awards shall be determined in accordance with the following schedule:

Company's TSR Ranking among the Peer Group for Prior Five-Year Period	Percent of Total Outstanding Shares Available for Awards for Plan Year
Top Quartile	1.00%
Second Quartile	0.75%
Third Quartile	0.50%
Fourth Quartile	At the Discretion of the HR Committee but limited to no more than 0.50%

For 2010, the individual awards of restricted shares made to the Executives and the next ten most highly compensated and eligible employees on July 1, 2010, as well as the other eligible officers of Fulton that received either stock options and restricted stock or stock options only, were determined by the Board of Directors based on recommendations of the HR Committee and management. The HR Committee did not establish specific target levels for individual performance or corporate profitability for these equity awards in 2010 and, so long as the value of the award did not exceed one-third on the Executive's annual compensation, the number of restricted shares awarded to each Executive was primarily at the discretion of the HR Committee. The Hay Group reviewed and recommended the 2010 award methodology to the HR Committee, and generally, based on grant value, the 2010 Executive awards were approximately the same percentage of all the equity awards available in 2010 based on grant value as compared to the equity awards they each received in prior years. Factors that the HR Committee considers in determining the number of options or restricted shares to be awarded to each Executive include the recommendation of the compensation consultant, the CEO's recommendations for the other Executives, previous stock option and restricted stock awards to each Executive, Fulton's performance and each Executive's achievement of individual goals in their scorecard. In 2010, Fulton granted a total of 843,048 stock options and restricted shares, with 111,472 restricted shares granted to the Executives and the remaining 577,992 stock options and 153,584 restricted shares granted to other Fulton employees.[1] In accordance with the terms of the 2004 Stock Plan, restricted shares accrue dividends, which are reinvested in similarly restricted shares.

[1] Restricted shares listed are as of December 31, 2010 and exclude any accrued reinvested dividends.

In July 2010, Messrs. Smith, Wenger, Nugent, Shreiner and Hill received 37,557, 23,710, 19,758, 17,782 and 12,665 restricted shares, respectively. The Treasury Rules limited the value of the restricted stock award each Executive and the next ten most highly compensated and eligible employees could receive for 2010 performance, to no more than one-third of their annual compensation, as defined in the Treasury Rules. Consistent with the Treasury Rules' prohibition of vesting restricted stock until CPP Funds are repaid, the 2010 restricted stock awards cannot fully vest until the later of three years after the date of the award or the date vesting is permitted under the Treasury Rules. The values of these restricted share awards are reflected in each of the Executive's 2010 compensation in the "Summary Compensation Table" on page 39.

Under the 2004 Stock Plan, an option recipient who retires at age fifty-five or older with five or more years of consecutive employment as defined in the 2004 Stock Plan, may exercise his or her currently exercisable stock options for up to two years from the retirement date (but not beyond the date when the option would otherwise expire). For option or restricted stock recipients who retire at age sixty or older with ten or more years of consecutive employment as defined in the 2004 Stock Plan, unexercisable stock options become exercisable and unvested restricted stock grants become vested on the retirement date. Restricted shares awarded to the Executives in 2010 are subject to the restrictions of the Treasury Rules and therefore, are subject to a minimum two-year service requirement, and only vest upon retirement on or after July 1, 2012. Such retirees are able to exercise their options for up to two years from their retirement date (but not beyond the date when the option would otherwise expire). Upon a change in control, as defined in the 2004 Stock Plan,[2] options not previously exercisable become exercisable and unvested restricted stock vests. Generally under the 2004 Stock Plan, unexercisable stock options become exercisable and unvested restricted stock grants vest upon the death or disability of the Executive, and his or her authorized representative shall have a period of one year following such termination of employment to exercise any vested option granted, but such period of time shall not exceed the option's original expiration date.

Employee Stock Purchase Plan The ESPP was designed to advance the interests of Fulton and its shareholders by encouraging Fulton's employees and the employees of its affiliate banks and other subsidiaries to acquire a stake in the future of Fulton by purchasing shares of the common stock of Fulton. Currently, Fulton limits payroll deduction and annual employee participation in the ESPP to $7,500. No Executive currently participates in the ESPP.

Defined Contribution Plan – 401(k) Plan Fulton provides a qualified defined contribution plan to the Executives and other employees which is the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Plan") and provides for employer matching contributions that satisfy a non-discrimination "safe-harbor" available to 401(k) retirement plans. This safe-harbor employer matching contribution is equal to 100% of each dollar a participant elects to contribute to the 401(k) Plan, but the amount of contributions that are matched by Fulton is limited to 5% of eligible plan compensation.In addition, the Executives and certain employees are eligible for an additional employer profit sharing contribution under the 401(k) Plan, which for 2010 was equal to 5% of a participant's eligible compensation.

Deferred Compensation Agreements Fulton's nonqualified deferred compensation plans include (1) the Fulton Deferred Compensation Plan, under which officers, directors and advisory board members can elect to defer receipt of fees and select management employees can elect to defer receipt of cash compensation, and (2) a series of essentially identical Supplemental Executive Retirement Plan Agreements entered into with a select group of senior managers, including the Executives, for the purpose of crediting them with full contributions each year equal to the contributions

[2] **"Change in Control"** of the Corporation shall mean:

(a) a change in the Board during any twenty-four (24) month period ending on or after the effective date of the Plan, if the individuals who were directors of the Corporation at the beginning of the period cease during such period to constitute at least a majority of the Board;

(b) the acceptance and completion of a tender offer or exchange offer by any entity, person or group (including any affiliates of such entity, person or group, other than an Affiliate of the Corporation) for twenty-five percent (25%) or more of the outstanding voting power of all capital stock of the Corporation;

(c) the acquisition by any entity, person or group (including any affiliates of such entity, person or group) of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Corporation's capital stock entitled to twenty-five percent (25%) or more of the outstanding voting power of all capital stock of the Corporation;

(d) a merger, consolidation, division, share exchange, or any other transaction or a series of transactions outside the ordinary course of business involving the Corporation (a "Business Combination"), as a result of which the holders of the outstanding voting capital stock of the Corporation immediately prior to such Business Combination, excluding any shareholder who is a party to the Business Combination (other than the Corporation) or is such party's affiliate as defined in the Exchange Act, hold less than seventy-five percent (75%) of the voting capital stock of the surviving or resulting corporation; or

(e) the transfer of substantially all of the assets of the Corporation other than to a wholly owned subsidiary of the Corporation.

they would have otherwise been eligible to receive under the Fulton 401(k) Plan, if not for the Internal Revenue Code limits on the amount of compensation that can be taken into account under a tax-qualified retirement plan. Fulton's deferred compensation contributions for the Executives in 2010 are stated in footnote 7 of the "Summary Compensation Table" on page 39. The deferred compensation plan accounts of each participant are held and invested under the Fulton Nonqualified Deferred Compensation Benefits Trust with FFA, a division of Fulton Bank, National Association serving as the Trustee. The participants are permitted to individually direct the investment of the deferred amounts into various investment options under the Nonqualified Deferred Compensation Benefits Trust.

Defined Benefit Pension Plans Fulton has not had an historical practice of using defined benefit pension plans to provide employees or the Executives with retirement benefits, but some defined benefit plans have been acquired in different merger transactions over time, and any such acquired plans were continued only for the plan participants. However, none of the Executives participate in the Affiliates' Pension Plan.

Survivors' Benefit Life Insurance and Other Death Benefits Officers of Fulton and certain of its bank subsidiaries, who had been employed by Fulton for at least five years as of April 1, 1992, are eligible to participate in a survivors' benefit program. This program provides the employee's spouse, in the event of the employee's death prior to retirement, with an annual income equal to the lesser of $25,000 or twenty-five percent of the employee's final annual salary. This benefit is paid from the date of death until the employee's sixty-fifth birthday subject to a minimum of ten annual payments having been made. Messrs. Smith, Wenger, Shreiner and Hill participate in this program because each was hired before April 1, 1992. Mr. Nugent was hired after April 1, 1992 and is not eligible for this benefit. The estates of the Executives are also eligible for a two times base salary payment (plus an amount equal to applicable individual income taxes due on such amounts) from Fulton pursuant to individual Death Benefit Agreements between Fulton and each Executive, should the Executive die while actively employed by Fulton. Upon the Executive's retirement, the post retirement benefit payable upon the individual's death is reduced to $5,000.

Health, Dental and Vision Benefits Fulton offers a comprehensive benefits package for health, dental and vision insurance coverage to all full time employees, including the Executives, and their eligible spouses and children. Fulton pays a portion of the premiums for the coverage selected, and the amount paid varies with each health, dental and vision plan. All of the Executives have elected one of the standard employee coverage plans available.

Retiree Benefit Payments Fulton does not provide post-retirement medical, dental and vision benefits to full time employees of Fulton and its affiliates who were hired or joined Fulton as a result of a merger after December 31, 1997. Employees who were hired or joined Fulton as a result of a merger prior to January 1, 1998, and who retire on or after the attainment of age sixty-five with at least ten years of full time service, are eligible for post-retirement benefits. Post-retirement benefits include health insurance coverage plus death benefits. The level of coverage and the cost to the retiree depends on the retiree's date of retirement and completed years of full time service after attainment of age forty. As a result of their length of service with Fulton, the Executives are eligible to receive these post-retirement benefits at an annual cost to the Executive similar to other employees with similar years of service.

Other Executive Benefits Fulton provides the Executives with perquisites and other personal benefits that the HR Committee believes are necessary to facilitate the Executives in conducting business and are reasonable and consistent with the overall compensation program for the CEO and the other Executives. In addition, these benefits enable Fulton to attract and retain talented senior officers for key positions, as well as provide the Executives and other senior officers with opportunities to be involved in their communities and directly interact with current and prospective customers of Fulton. The 2010 amounts are included in the All Other Income column of the "Summary Compensation Table" on page 39 of this proxy statement. The Executives are provided with company owned automobiles, club memberships and other executive benefits consistent with their office and position. Fulton does not have a direct or indirect interest in any corporate aircraft. Generally, the Executives travel on commercial aircraft, by train or in vehicles provided by Fulton. In addition, if spouses accompany an Executive when traveling on business or attending a corporate event, Fulton pays the travel and other expenses associated with spousal travel for the Executive. Fulton also includes spousal travel and personal vehicle use as part of the Executive's reported W-2 income. These items are not "grossed up" by Fulton, and the Executive pays all income taxes on these executive benefit amounts. During Fulton's TARP Assistance Period, these payments were also subject to the Fulton Expenditure Policy mandated by the Treasury Rules for items that exceed $25,000 and other benefits to prohibit excessive or luxury expenditures or expenditures that are not related to its business operations.

Employment Agreements

Fulton believes that a company should provide reasonable severance benefits to employees. For most employees, Fulton has a policy that in general provides for severance benefits to be paid upon layoff or position elimination. These severance arrangements are intended to provide the Executives and other employees with a sense of security in making the commitment to dedicate their professional careers to the success of Fulton. With respect to the Executives and certain other employees, these severance benefits reflect the fact that it may be difficult for them to find comparable employment within a reasonable period of time. The levels of these benefits for the Executives in the event of change in control are discussed in footnote 6 in the table on page 45 under "Termination Without Cause or for Good Reason - Upon or After a Change in Control."

On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of Fulton's compensation committee and the compensation consultant at the time, a form of employment agreement to be used for Fulton's current and future senior executive officers, including its CEO, President, Chief Financial Officer and Senior Executive Vice Presidents (the "Employment Agreements"). Each Executive's Employment Agreement commenced when the agreement was executed, does not have a specific term of years and continues until terminated. The Employment Agreements provide that the Executive is to receive a base salary, which is set annually, and is entitled to participate in Fulton's incentive bonus programs as in effect from time to time. The Executive also is entitled to participate in Fulton's retirement plans, welfare benefit plans and other benefit programs.

In their Employment Agreements, Messrs. Smith and Nugent have agreed to restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for two years. The Employment Agreements with Messrs. Wenger, Shreiner and Hill contain restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for one year. The non-competition and non-solicitation covenants will not apply if the Executive leaves for good reason or if the Executive's employment is terminated without cause, as defined in the Employment Agreements, and further outlined in the "Potential Payments Upon Termination and Golden Parachute Table" section on page 45.

Effective November 12, 2008, the Employment Agreements were amended and restated solely for the purpose of bringing them into compliance with Internal Revenue Code Section 409A. In addition, as a result of Fulton's CPP participation, the Executives each executed CPP Letter Agreements effective December 23, 2008, which requires, among other things, all Executive bonus and incentive compensation received during Fulton's TARP Assistance Period to be subject to recovery or "clawback" by Fulton if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. The CPP Letter Agreements also prohibited certain severance payments to the Executives during Fulton's TARP Assistance Period. To comply with the Treasury Rules, the Executives and certain other highly compensated employees, as defined in the Treasury Rules, also executed supplemental letter agreements in 2009. The form of the supplemental letter agreement that the Executives signed was an exhibit to a current report on Form 8-K that Fulton filed with the SEC on December 24, 2009. The majority of the provisions in the letter agreements no longer apply because Fulton's TARP Assistance Period ended on July 14, 2010.

Other Compensation Elements

162(m) and Tax Consequences Although Fulton takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Internal Revenue Code disallows the deductibility by Fulton of any compensation over $1 million per year paid to certain employees and the Executives unless certain criteria are satisfied. During the TARP Assistance Period this limit was further reduced to $500,000 by the Treasury Rules.

409A Changes Section 409A of the Internal Revenue Code, effective January 1, 2005, defines what constitutes a "nonqualified deferred compensation plan," conditions income tax deferrals under such plans on their compliance with certain distribution, acceleration, election and funding restrictions, and also imposes excise tax and interest penalties for noncompliance.In order to preserve intended tax deferrals and to avoid the imposition of excise taxes and interest penalties, Fulton has identified all such nonqualified deferred compensation plans it maintains and to the extent necessary, timely amended each, to meet the Section 409A requirements, and to alter the administration of each, where necessary, to comply with Section 409A. With respect to the Executives, in particular, the deferred compensation agreements and the Employment Agreements and other agreements summarized above have been amended and restated as of November 12, 2008 for Section 409A compliance.

Discussion of Option Grant Timing Fulton does not have a formal policy as to when options are granted during the year.However, the HR Committee and Board of Directors historically have met in June of each year to consider and award options to the Executives and other officers. Fulton does not back date options or grant them retroactively, and does not coordinate option grants with the release of positive or negative corporate news. The 2004 Stock Plan does not permit the award of discounted options, the reload of stock options or the re-pricing of stock options. Pursuant to the terms of the 2004 Stock Plan, option prices are determined based on the average of the high and low trading price on the grant date. Historically, Fulton has granted options on or about July 1, as opposed to the date of the June meeting when action is taken by the HR Committee and Board of Directors to grant the awards.

Stock Ownership Guidelines Fulton believes that broad based stock ownership by directors, officers and employees is an effective method to align the interests of its directors, officers and employees with the interests of its shareholders. In 2009, Fulton adopted Corporate Governance Guidelines that included a formal share ownership guideline for directors and the Executives. Each director is encouraged to own at least $50,000 of Fulton common stock within three years of becoming a director. A similar guideline exists for the Executives, with a recommended amount of share ownership calculated as a portion of, or multiple of, the Executive's base salary, depending upon position. Currently the Chief Executive Officer, President, Chief Financial Officer and the other two Executives are directed to own 2.0, 1.5, 1.5 and 1.0, times their base salary, respectively. Compliance with the stock ownership guidelines is determined annually based on stock ownership and the closing stock price as of December 31 of the prior year. Ownership excludes stock options and unvested restricted stock, but includes all other shares beneficially owned and included on the individual's Form 4's filed with the SEC, including shares held in retirement accounts, indirect ownership and jointly held shares. Once an Executive or director has achieved the ownership guideline, he or she remains in compliance with the ownership guidelines regardless of changes in base salary or stock price, as long as he or she retains the same number of shares or a higher amount. However, if an Executive were promoted to CEO, President or CFO with a salary increase, the Executive would have three years to satisfy the new stock ownership requirement for the new position and base salary.

Senior Management Succession The topic of Senior Management succession is discussed and reviewed at least annually at Fulton. At the December 2010 Executive Committee meeting, senior officers in Fulton's Human Resources department discussed and reviewed the succession planning processes used by management to identify successors for each Executive at Fulton.

Human Resources Committee Report

The HR Committee reviewed and discussed the Compensation Discussion and Analysis with management at their March 14, 2011 meeting and, based on the review and discussions, the HR Committee recommended to the Board of Directors that the Compensation Discussion and Analysis above be included with or incorporated in Fulton's Annual Report on Form 10-K for the year ended December 31, 2010, and the 2011 annual proxy statement, as applicable.

As described above in the Compensation Discussion and Analysis section, during Fulton's TARP Assistance Period, the HR Committee reviewed Fulton's compensation policies and practices for all employees, including the Executives, and determined that the compensation programs in which the Executives participate were not designed in a way that would encourage them to take unnecessary and excessive risks, and that our compensation programs, in general, were not structured in a way that posed unnecessary risks and did not encourage the manipulation of reported earnings to enhance any employee's compensation.

In performing its compensation risk evaluation, the HR Committee also met with the senior risk officer regarding the material risks facing Fulton, and consulted with human resources personnel about the compensation plans. In addition, the HR Committee considered that the Treasury Rules limit the Executive's 2010 annual cash incentive awards and 2010 equity awards, that each Executive's incentive compensation is subject to forfeiture if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, and that the 2010 awards to the Executives under the Variable Plan and 2004 Stock Plan were required to be approved by the HR Committee and the Board of Directors.

Based on the foregoing, the HR Committee concluded in 2010 that the compensation plans in which the Executives participate did not encourage them to engage in unnecessary and excessive risks that threaten the value of Fulton, that Fulton's employee compensation programs were not structured in a way that poses unnecessary risks and did not encourage the manipulation of reported earnings to enhance the compensation of any employee, and that Fulton's compensation policies and practices did not create risks that are reasonably likely to have a material adverse effect on Fulton.

Accordingly, the HR Committee certifies that during Fulton's TARP Assistance Period: (1) it has reviewed with the senior risk officer the Fulton Executive compensation plans and has made all reasonable efforts to ensure that these plans do not encourage Fulton's Executives to take unnecessary and excessive risks that threaten the value of Fulton; (2) it has reviewed with the senior risk officer the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to the Fulton; and (3) it has reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of Fulton to enhance the compensation of any employee.

Human Resources Committee

Patrick J. Freer, Chair
Joe N. Ballard
Craig A. Dally
George W. Hodges
Donald W. Lesher, Jr.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
R. Scott Smith, Jr.	2010	809,007	0	355,853	0	220,898	0	127,235	1,512,993
Chairman and Chief Executive Officer of Fulton	2009	793,742	0	113,569	0	203,595	0	106,700	1,217,606
	2008	786,697	0	32,546	17,859	0	0	104,924	942,026
E. Philip Wenger	2010	433,173	0	224,652	0	82,794	0	80,572	821,191
President and Chief Operating Officer of Fulton	2009	425,000	0	59,251	0	68,850	0	72,098	625,199
	2008	369,231	0	16,980	9,318	0	0	66,768	462,297
Charles J. Nugent	2010	502,889	0	187,207	0	96,119	0	85,431	871,646
Senior Executive Vice President and Chief Financial Officer of Fulton	2009	493,400	0	88,879	0	86,592	0	74,517	743,388
	2008	489,939	0	25,471	13,977	0	0	74,758	604,145
James E. Shreiner	2010	333,289	0	168,484	0	58,438	0	61,091	621,302
Senior Executive Vice President of Fulton	2009	327,000	0	59,251	0	51,503	0	55,080	492,834
	2008	322,154	0	16,980	9,318	0	0	49,920	398,372
Craig H. Hill	2010	231,365	0	119,906	0	44,222	0	38,733	434,226
Senior Executive Vice President of Fulton	2009	227,000	0	59,251	0	36,774	0	39,932	362,957
	2008	222,777	0	16,980	9,318	0	0	47,911	296,986

[1] Represents the 2008, 2009 and 2010 base salary amounts earned for each of the Executives named in this table. On January 18, 2011, the HR Committee and Board approved base salary adjustments for the Executivesfor Messrs. Smith, Wenger, Nugent, Shreiner and Hill of $850,000, $525,000, $520,000, $375,000 and $260,000, respectively. These changes to annual base salary are effective April 1, 2011.

[2] The HR Committee did not award any bonus payments in 2008, 2009 or 2010 to the Executives.

[3] Amounts represent the grant date fair values of the restricted stock awards. There were no forfeitures of restricted stock during 2008, 2009 and 2010 by any of the Executives. The per-share fair value of shares awarded in 2008, 2009 and 2010 was $9.965, $5.27 and $9.475, respectively, which is equal to the average of the high and low trading prices of Fulton stock on July 1, 2008, July 1, 2009 and July 1, 2010, the date the shares were awarded. The number of 2008 restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Hill was 3,266, 1,704, 2,556, 1,704 and 1,704, respectively. The number of 2009 restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Hill was 21,550, 11,243, 16,865, 11,243 and 11,243, respectively. The number of 2010 restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Hill was 37,557, 23,710, 19,758, 17,782 and 12,665, respectively.

[4] Amounts represent the grant date fair values of the options. The per-option fair value of options granted in 2008 was $0.905. Discussion of the significant assumptions used to determine these fair values can be found in Note M "Stock-Based Compensation Plans and Shareholders' Equity," which starts on page 91 in the Notes to Consolidated Financial Statements, located in the Fulton Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2010. The number of 2008 options granted to Messrs. Smith, Wenger, Nugent, Shreiner and Hill was 19,734, 10,296, 15,444, 10,296 and 10,296, respectively. There were no option awards in 2009 and 2010 because the Treasury Rules prohibited Fulton from making any option awards to the Executives. There were no forfeitures of options during 2008 or 2009 by any of the Executives. The 2000 grant expired in 2010, including the following number of options by Executive: Smith – 30,580; Wenger – 13,295; Nugent – 28,679; Shreiner – 16,333; Hill – 9,497.

[5] No Non-Equity Incentive Plan Compensation cash payments were paid to the Executives for 2008 because Fulton did not achieve its 2008 performance threshold established for the Variable Plan. Amounts listed for 2009 and 2010 are prorated awards approved by the HR Committee on March 15, 2010 and March 14, 2011 for 2009 and 2010 performance, respectively, pursuant to Fulton's Variable Plan. The Executive awards were

for performance at or above target amounts under the Variable Plan. The initial 2009 awards for Messrs. Smith, Wenger, Nugent, Shreiner and Hill were $452,433, $153,000, $192,426, $114,450 and $81,720, respectively. However, the 2009 awards were reduced by approximately 55% to reflect the portion of the 2009 performance period occurring after June 15, 2009 as required by the Treasury Rules. The initial 2010 awards for Messrs. Smith, Wenger, Nugent, Shreiner and Hill were $480,214, $179,988, $208,955, $127,040 and $96,135, respectively. However, the 2010 awards were reduced by approximately 54% to reflect the portion of the 2010 performance period occurring before the repayment of CPP Funds on July 14, 2010 as required by the Treasury Rules. A further description of the reduction of the 2009 and 2010 Variable Plan awards can be found on page 31.

[6] Fulton has determined that the Executives did not receive above-market earnings on their nonqualified deferred compensation accounts and therefore such earnings are not required to be reported in this table column for 2008, 2009 and 2010. All participants in the nonqualified deferred compensation plan, which also includes senior managers other than the Executives, are permitted to select various investment options listed in footnote 2 of the "Nonqualified Deferred Compensation Table" on page 44. The rate of return for an individual participant's account is based on the performance of the various standard investment options selected by each participant.

[7] All Other Compensation includes Fulton's payments for Qualified Profit Sharing Plan Contributions, Qualified Employer Matching Contributions, Nonqualified Profit Sharing Plan Contributions, Nonqualified Employer Matching Contributions, club membership fees, use of company provided automobiles, certain travel expenses where spouses traveled with the executives and attended Fulton events, plus other personal benefits received by the Executive. The methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the items. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used. For 2010, amounts for vehicles include the cost of related items attributed to the company provided vehicle including depreciation, gasoline, maintenance and annual insurance premium estimate of $849 for each vehicle on Fulton's corporate auto policy. The "Other Perquisites" column includes spousal travel, employee service awards paid to all employees for achieving certain years of service and other small benefits that individually are less than ten percent of all perquisites received by the Executive. The breakdown and total of all other compensation for each Executive for 2008, 2009 and 2010 is shown in the following table:

Name	Year	Qualified Retirement Plan Company Contribution	Nonqualified Retirement Plan Company Contribution	Club Memberships	Use of Company Provided Automobiles	Other Perquisites	Total All Other Compensation
		($)	($)	($)	($)	($)	($)
R. Scott Smith, Jr.	2010	24,500	76,760	9,955	15,589	431	127,235
	2009	24,500	54,874	12,026	14,888	412	106,700
	2008	23,000	55,692	11,206	11,324	3,702	104,924
E. Philip Wenger	2010	24,500	25,702	12,532	16,560	1,278	80,572
	2009	24,500	18,000	14,685	14,585	328	72,098
	2008	23,000	13,923	14,178	14,911	756	66,768
Charles J. Nugent	2010	24,500	34,448	12,600	13,218	665	85,431
	2009	24,500	24,840	13,101	11,634	442	74,517
	2008	23,000	25,994	12,358	10,239	3,167	74,758
James E. Shreiner	2010	24,500	14,005	9,171	12,911	504	61,091
	2009	24,500	8,200	9,552	12,828	0	55,080
	2008	23,000	9,458	9,128	7,910	424	49,920
Craig H. Hill	2009	18,001	1,157	9,375	9,039	1,161	38,733
	2009	22,700	0	13,101	4,065	66	39,932
	2008	19,823	0	12,303	14,248	1,537	47,911

GRANTS OF PLAN BASED AWARDS TABLE

Name	Grant Date[1]	Approval Date[2]	Estimated Future or Possible Payouts Under Non-Equity Incentive Plan Awards[3]			Estimated Future or Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards	Closing Price on Grant Date[6]	Grant Date Fair Value of Stock and Option Awards[7]
			Thresh-old	Target	Maxi-mum	Thresh-old	Target	Maxi-mum					
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
R. Scott Smith, Jr.	7/1/2010	6/15/2010	-	-	-	-	-	-	37,557	-	-	9.43	355,853
R. Scott Smith, Jr.	-	3/15/2011	198,436	396,871	793,742	-	-	-	-	-	-	-	-
E. Philip Wenger	7/1/2010	6/15/2010	-	-	-	-	-	-	23,710	-	-	9.43	224,652
E. Philip Wenger	-	3/15/2011	74,375	148,750	255,000	-	-	-	-	-	-	-	-
Charles J. Nugent	7/1/2010	6/15/2010	-	-	-	-	-	-	19,758	-	-	9.43	187,207
Charles J. Nugent	-	3/15/2011	86,345	172,690	296,040	-	-	-	-	-	-	-	-
James E. Shreiner	7/1/2010	6/15/2010	-	-	-	-	-	-	17,782	-	-	9.43	168,484
James E. Shreiner	-	3/15/2011	57,225	114,450	196,200	-	-	-	-	-	-	-	-
Craig H. Hill	7/1/2010	6/15/2010	-	-	-	-	-	-	12,665	-	-	9.43	120,001
Craig H. Hill	-	3/15/2011	39,725	79,450	136,200	-	-	-	-	-	-	-	-

[1] Grants to the Executives in this table include a July 1, 2010 restricted stock award.

[2] Fulton approved the restricted stock awards at the June 15, 2010 HR Committee and Board meetings, with a future grant date of July 1, 2010. The low trading, high trading, closing, and average of high/low trading prices of Fulton stock on June 15, 2010 were $9.86, $10.21, $10.18 and $10.035, respectively. Fulton approved a non-equity incentive plan award under the Variable Plan on March 15, 2011. This Variable Plan award was based on 2010 performance.

[3] The Executives were eligible to receive a cash bonus award for 2010 under the Variable Plan that is discussed on page 31 and these awards are calculated on base salary as of January 1, 2010. However, due to TARP the Treasury Rules required a reduction of the Variable Plan awards by approximately 54% and the award amounts and details are further described in note 5 in the Summary Compensation Table on page 39.

[4] The restricted shares awarded pursuant to the 2004 Stock Plan on July 1, 2010 shall vest upon the later to occur of: (i) a cliff vesting three years after the date of the grant; or (ii) such time as, and to the extent that, Fulton and the Executive have satisfied all of the applicable requirements for partial or full vesting provided by EESA and the Treasury Rules.

[5] The Executives did not receive any options for 2010 performance.

[6] Closing price of Fulton stock was $10.18 on the June 15, 2010 approval date.

[7] Statement 123R Fair Value of restricted shares awarded for 2010 performance based on the July 1, 2010 fair value per share value was $9.475. There can be no assurance that the Executives will realize the amounts listed in the future.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards[1]					Stock Awards[2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [3]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [4]	Market Value of Shares or Units of Stock That Have Not Vested ($) [5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. Scott Smith, Jr.	41,603	0	0	11.32	6/30/2011	-	-	-	-
R. Scott Smith, Jr.	41,530	0	0	13.35	6/30/2012	-	-	-	-
R. Scott Smith, Jr.	41,344	0	0	14.44	6/30/2013	-	-	-	-
R. Scott Smith, Jr.	72,189	0	0	15.38	6/30/2014	-	-	-	-
R. Scott Smith, Jr.	65,625	0	0	17.12	6/30/2015	-	-	-	-
R. Scott Smith, Jr.	46,000	0	0	15.89	6/30/2016	-	-	-	-
R. Scott Smith, Jr.	46,000	0	0	14.415	6/30/2017	-	-	-	-
R. Scott Smith, Jr.	13,156	6,578	0	9.965	6/30/2018	-	-	-	-
R. Scott Smith, Jr.	-	-	-	-	-	63,030	651,726	0	0
E. Philip Wenger	18,090	0	0	11.32	6/30/2011	-	-	-	-
E. Philip Wenger	19,898	0	0	13.35	6/30/2012	-	-	-	-
E. Philip Wenger	20,673	0	0	14.44	6/30/2013	-	-	-	-
E. Philip Wenger	45,939	0	0	15.38	6/30/2014	-	-	-	-
E. Philip Wenger	40,687	0	0	17.12	6/30/2015	-	-	-	-
E. Philip Wenger	24,000	0	0	15.89	6/30/2016	-	-	-	-
E. Philip Wenger	24,000	0	0	14.415	6/30/2017	-	-	-	-
E. Philip Wenger	6,864	3,432	0	9.965	6/30/2018	-	-	-	-
E. Philip Wenger	-	-	-	-	-	37,012	382,708	0	0
Charles J. Nugent	35,815	0	0	11.32	6/30/2011	-	-	-	-
Charles J. Nugent	35,742	0	0	13.35	6/30/2012	-	-	-	-
Charles J. Nugent	35,832	0	0	14.44	6/30/2013	-	-	-	-
Charles J. Nugent	63,001	0	0	15.38	6/30/2014	-	-	-	-
Charles J. Nugent	56,437	0	0	17.12	6/30/2015	-	-	-	-
Charles J. Nugent	36,000	0	0	15.89	6/30/2016	-	-	-	-
Charles J. Nugent	36,000	0	0	14.415	6/30/2017	-	-	-	-
Charles J. Nugent	10,296	5,148	0	9.965	6/30/2018	-	-	-	-
Charles J. Nugent	-	-	-	-	-	39,663	410,112	0	0
James E. Shreiner	20,260	0	0	11.32	6/30/2011	-	-	-	-
James E. Shreiner	21,706	0	0	13.35	6/30/2012	-	-	-	-

James E. Shreiner	20,673	0	0	14.44	6/30/2013	-	-	-	-
James E. Shreiner	45,939	0	0	15.38	6/30/2014	-	-	-	-
James E. Shreiner	40,687	0	0	17.12	6/30/2015	-	-	-	-
James E. Shreiner	24,000	0	0	15.89	6/30/2016	-	-	-	-
James E. Shreiner	24,000	0	0	14.415	6/30/2017	-	-	-	-
James E. Shreiner	6,864	3,432	0	9.965	6/30/2018	-	-	-	-
James E. Shreiner	-	-	-	-	-	31,066	321,221	0	0
Craig H. Hill	11,758	0	0	11.32	6/30/2011	-	-	-	-
Craig H. Hill	9,407	0	0	13.35	6/30/2012	-	-	-	-
Craig H. Hill	9,648	0	0	14.44	6/30/2013	-	-	-	-
Craig H. Hill	19,689	0	0	15.38	6/30/2014	-	-	-	-
Craig H. Hill	21,000	0	0	17.12	6/30/2015	-	-	-	-
Craig H. Hill	24,000	0	0	15.89	6/30/2016	-	-	-	-
Craig H. Hill	24,000	0	0	14.415	6/30/2017	-	-	-	-
Craig H. Hill	6,864	3,432	0	9.965	6/30/2018	-	-	-	-
Craig H. Hill	-	-	-	-	-	25,933	268,146	0	0

[1] The number of securities underlying the options and the option exercise price has been adjusted for stock dividends and stock splits, if any that have occurred since the option grant date.

[2] Restricted stock awards listed were granted July 1, 2008, July 1, 2009, and July 1, 2010. Pursuant to the 2004 Stock Plan, dividends paid by Fulton on restricted stock awards are reinvested and subject to the same restrictions of the original award. Therefore, the number of securities underlying the restricted stock awards has been adjusted as of December 31, 2010 for dividends that have occurred since the grant date. As of December 31, 2010, the July 1, 2008 awards to Messrs. Smith, Wenger, Nugent, Shreiner and Hill were 3,458, 1804, 2,707, 1,804 and 1,804, respectively, and the July 1, 2009 awards to Messrs. Smith, Wenger, Nugent, Shreiner and Hill were 21,897, 11,424, 17,136, 11,424 and 11,424, respectively, the July 1, 2010 awards to Messrs. Smith, Wenger, Nugent, Shreiner and Hill were 37,675, 23,784, 19,820, 17,838 and 12,705, respectively.

[3] Options with an expiration date of June 30, 2018 vested or will vest as follows: one third on July 1, 2009, one third on July 1, 2010 and the remaining options will vest on July 1, 2011.

[4] The restricted stock awards cliff vest three years from the date of the original grant, except for the restricted shares granted in 2010 which have additional requirements for vesting pursuant to the Treasury Rules.

[5] Market value of restricted shares is based on the December 31, 2010 closing price of $10.34.

OPTION EXERCISES AND STOCK VESTED TABLE[1]

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. Scott Smith, Jr.	0	0	0	0
E. Philip Wenger	0	0	0	0
Charles J. Nugent	0	0	0	0
James E. Shreiner	0	0	0	0
Craig H. Hill	0	0	0	0

[1] The Executives did not exercise any options or receive any stock as the result of vesting during 2010.

PENSION BENEFITS TABLE [1]

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Smith, Jr.	NA	-	-	-
E. Philip Wenger	NA	-	-	-
Charles J. Nugent	NA	-	-	-
James E. Shreiner	NA	-	-	-
Craig H. Hill	NA	-	-	-

[1] In 2010, none of the Executives participated in or had an account balance in any qualified or nonqualified defined benefit plans sponsored by Fulton or any Fulton affiliate bank.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [3] ($)
R. Scott Smith, Jr.	38,380	76,760	84,743	0	945,241
E. Philip Wenger	12,851	25,702	8,192	0	152,944
Charles J. Nugent	17,224	34,448	42,064	0	467,902
James E. Shreiner	6,996	14,005	12,165	0	110,550
Craig H. Hill	0	1,157	0	0	1,157

[1] Fulton's contributions toward nonqualified deferred compensation for each of the Executives are listed in this column. See the table contained in footnote 7 of the Summary Compensation Table on page 39. Amounts listed as registrant contributions in this Nonqualified Deferred Compensation Table are also included as part of the Executives' "Total All Other Compensation" in the Summary Compensation Table. 2010 contributions were credited to each of the Executive's accounts in January 2011.

[2] The Executives direct the investment of their nonqualified deferred compensation contributions into various standard investment options offered from a set menu of investment funds. In 2010, the available investment funds included Goldman Sachs Fin'l Institutional Money Market Fund #474 (FSMXX), Goldman Sachs Fin'l Square Government Fund #465 (FGTXX), Goldman Sachs Core Fixed Income Institutional (GSFIX), Federated Total Return Bond Fund (FTRBX), Vanguard Windsor II - Admiral Shares (VWNAX), T. Rowe Price Growth Stock (PRGFX), Vanguard 500 Index Fund (VFINX), Goldman Sachs Growth Opportunities I (GGOIX), Vanguard Small Cap Index Blend (NAESX), Fidelity Adv Small Cap I (FSCIX) and Fidelity Adv Diversified International I (FDVIX). The Executives may change their individual elections by completing a new election form. A discussion of the Deferred Compensation Agreements and Defined Benefit Pension Plans is included on page 35.

[3] Balances include the 2010 contributions made by Fulton and credited to the Executives' accounts in January 2011.

POTENTIAL PAYMENTS UPON TERMINATION AND GOLDEN PARACHUTE COMPENSATION TABLE

Name	Cash ($)	Equity ($)	Pension/NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Voluntary Termination[1] or Termination for Cause as of December 31, 2010[2 3]							
R. Scott Smith, Jr.	0	4,934	0	0	0	0	4,934
E. Philip Wenger	0	2,574	0	0	0	0	2,574
Charles J. Nugent	0	3,861	0	0	0	0	3,861
James E. Shreiner	0	2,574	0	0	0	0	2,574
Craig H. Hill	0	2,574	0	0	0	0	2,574
Termination Without Cause or for Good Reason – Before a Change in Control as of December 31, 2010[4 5]							
R. Scott Smith, Jr.	1,627,172	4,934	0	24,000	0	0	1,656,106
E. Philip Wenger	435,625	2,574	0	12,000	0	0	450,199
Charles J. Nugent	1,011,470	3,861	0	24,000	0	0	1,039,331
James E. Shreiner	335,175	2,574	0	12,000	0	0	349,749
Craig H. Hill	232,675	2,574	0	12,000	0	0	247,249
Termination Without Cause or for Good Reason - Upon or After a Change in Control as of December 31, 2010[6 7 8 9]							
R. Scott Smith, Jr.	3,103,453	659,126	310,345	106,000	1,324,084	0	5,503,008
E. Philip Wenger	1,036,839	386,569	103,684	70,000	444,256	0	2,041,348
Charles J. Nugent	1,805,563	415,903	180,556	106,000	794,483	0	3,302,506
James E. Shreiner	787,226	325,082	78,723	70,000	0	0	1,261,031
Craig H. Hill	553,794	272,007	55,379	70,000	246,871	0	1,198,051
Termination Due to Retirement as of December 31, 2010[10 11]							
R. Scott Smith, Jr.	0	269,571	0	2,350	0	0	271,921
E. Philip Wenger	0	140,641	0	2,575	0	0	143,216
Charles J. Nugent	0	210,966	0	2,025	0	0	212,991
James E. Shreiner	0	140,641	0	2,475	0	0	143,116
Craig H. Hill	0	140,641	0	2,375	0	0	143,016
Termination Due to Disability as of December 31, 2010[12 13]							
R. Scott Smith, Jr.	894,945	659,126	0	18,000	0	0	1,572,070
E. Philip Wenger	479,188	386,569	0	18,000	0	0	883,757
Charles J. Nugent	556,309	415,903	0	18,000	0	0	990,212
James E. Shreiner	368,693	325,082	0	18,000	0	0	711,775
Craig H. Hill	255,943	272,007	0	18,000	0	0	545,949
Termination Due to Death as of December 31, 2010[14 15 16]							
R. Scott Smith, Jr.	1,627,172	659,126	0	0	1,043,388	250,000	3,579,686
E. Philip Wenger	871,250	386,569	0	0	558,670	250,000	2,066,489
Charles J. Nugent	1,011,470	415,903	0	0	648,583	0	2,075,956
James E. Shreiner	670,350	325,082	0	0	429,847	250,000	1,675,279
Craig H. Hill	465,350	272,007	0	0	298,395	250,000	1,285,752

[1] **Voluntary Termination.** In the event an Executive's employment is voluntarily terminated by the Executive other than for "Good Reason," which is defined in the Employment Agreements and described in footnote 4 below, Fulton's obligations are limited to the payment of the Executive's base salary through the effective date of the Executive's termination date, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. No other payments are required and under the 2004 Stock Plan, unexercisable stock options and unvested restricted stock grants are forfeited by the Executive as a result of voluntary termination.

[2] **Termination For Cause.** If an Executive's employment is terminated for "Cause," Fulton is not obligated to make any further payments to the Executive under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued under the Employment Agreements as of the date of such termination. Under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by an Executive terminated for Cause, which is defined in the Employment Agreement to include an act of dishonesty constituting a felony, use of alcohol or other drugs which interferes with the performance by the Executive of the Executive's duties, intentional refusal by the Executive to perform duties, or conduct that brings public discredit on or injures the reputation of the Corporation.

[3] Equity amount listed is the value of vested stock options as of December 31, 2010.

[4] **Termination Without Cause or for Good Reason - Before a Change in Control.** If an Executive terminates the Executive's employment for Good Reason or his employment is terminated by Fulton "Without Cause," defined in the Employment Agreement to include any reason other than for Cause, the Executive is entitled to receive his base salary for a specified period of time and, in the sole discretion of Fulton, the Executive also may receive an additional cash bonus. For Messrs. Smith and Nugent, the specified period of time is two years. For the other Executives, that period is one year. After a termination Without Cause or for Good Reason, which includes a breach by Fulton of its material obligations without remedy, a significant change in the Executive's authority, duties, compensation or benefits, or a relocation of the Executive outside a certain distance from where he previously was based, the Executive also would continue to participate in employee health and other benefit plans for which the Executive is eligible during the specified time period. If the Executive is not eligible to continue to participate in any employee benefit plan, the Executive will be compensated on an annual basis for such plan at Fulton's cost plus a gross up for any taxes applicable thereto. Under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by an Executive terminated for Without Cause or for Good Reason.

[5] Cash amount is 2010 base salary times multiple. The amounts listed under Cash assumes no discretionary bonus was paid to the Executives by Fulton. Equity amount listed is the value of vested stock options as of December 31, 2010. Perquisites/Benefits include a monthly estimate of $1,000 for the value of health and benefit expenses paid by Fulton for the severance period attributed to each Executive.

[6] **Termination Without Cause or for Good Reason - Upon or After a Change in Control.** The Executives and other employees have contributed to the building of Fulton into the successful enterprise that it is today, and Fulton believes that it is important to protect them in the event of a "Change in Control." Further, Fulton believes that the interests of shareholders will be best served if the interests of the Executives are aligned with them, and providing Change in Control benefits should eliminate or mitigate any reluctance of the Executives to pursue potential Change in Control transactions that may be in the best interests of shareholders. Based on a review in 2006 by the Hay Group of typical Change in Control provisions offered by Fulton's peers and the recommendation of the Hay Group, Fulton determined that the potential Change in Control benefits it offers the Executives are typical for the financial services industry and reasonable relative to the overall value of Fulton.

A Change in Control is defined in the Employment Agreements to include the acquisition of the beneficial ownership of more than fifty percent of the total fair market value or voting power of the stock of Fulton by any one person or group of persons acting in concert, a change in the composition of the Board of Fulton during any period of twelve consecutive months such that a majority of the Board is replaced by directors whose appointment was not endorsed by a majority of the Board before such appointment or election, the acquisition by any person or group of persons acting in concert during any twelve month period of thirty percent or more of the total voting power of the stock of Fulton or of forty percent or more of the total assets (on a gross fair value basis) of Fulton. If, during the period beginning ninety days before a Change in Control and ending two years after such Change in Control, an Executive is terminated by Fulton Without Cause or an Executive resigns for Good Reason, Fulton is required to pay the Executive a multiple of the sum of the Executive's: (i) annual base salary immediately before the Change in Control; and (ii) the highest annual cash bonus or other incentive compensation awarded to the Executive over the prior three years. The Executive also is entitled to receive: (i) an amount equal to that portion of Fulton's retirement plan, 401(k) plan or deferred compensation plan contributions for the Executive which were not vested, plus the amount of any federal, state or local income taxes due on such amount; (ii) payment of up to $10,000 for outplacement services; and (iii) continuation of other employee benefits to the same extent provided to employees generally for the multiple period. The HR Committee set the Change in Control payment multiple at three years in the Employment Agreements for Messrs. Smith and Nugent because this was the multiple used in their prior severance agreements. For Messrs. Wenger, Shreiner and Hill, the HR Committee set the multiple at two years.

The Employment Agreements provide that, in the event any payment or distribution by Fulton to or for the benefit of an Executive would be subject to excise tax as a Golden Parachute, the Executive will be entitled to receive an additional payment equal to the total excise tax imposed. The determination that a "gross up" payment is required and its amount is to be made by an accounting firm, and Fulton is responsible for the accounting firm's fees and expenses. The Hay Group advised the HR Committee in 2006 that this "gross up provision" was a typical provision in such agreements. In keeping with Fulton's objective to offer a competitive contract, this provision was included in the Employment Agreements for all of the Executives. Generally, the 2004 Stock Plan provides for vesting of unexercised stock options and restricted shares upon a Change in Control, disability, retirement or death of an Executive.

[7] Cash amount is 2010 base salary and 2010 Variable Plan cash incentive award paid times applicable multiple. Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2010. Perquisites/Benefits include $10,000 for outplacement services, $2,000 per month for club memberships, vehicle and other expenses paid by Fulton for the severance period attributed to each Executive.

[8] Amount listed under Pension/NQDC represents the aggregate dollar value of Fulton's contributions to 401(k) and other retirement benefits as a result of this termination event.

[9] All the Executives are eligible to receive Tax Reimbursement for any excise tax imposed for this termination event pursuant to their Employment Agreements. The amounts under Tax Reimbursements for all the Executives were calculated as of December 31, 2010, and while Mr. Shreiner is eligible for a tax gross up payment under his Employment Agreement, his individual 280G calculation did not result in a Tax Reimbursement payment.

[10] **Termination Due to Retirement.** In the event an Executive terminates his employment due to retirement upon attaining age sixty-five, Fulton is obligated to pay the Executive's base salary through the effective date of the Executive's retirement, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Fulton would have no further obligation under the Employment Agreement; however, assuming that each Executive attained the age of sixty-five and retired December 31, 2010, each would have received a lump sum payment of $25 for each year of service, a payment made to all retiring employees, plus each would have received retiree health benefits, as a supplement to the Executives' Medicare benefits at sixty-five, at an annual estimated cost to Fulton of approximately $1,500.

In the event an Executive terminates employment due to retirement upon attaining age sixty, and the Executive has ten or more years of consecutive service with Fulton, subject to the Treasury Rules, unvested options and restricted shares awarded under Fulton's option plans would automatically vest. Assuming that all the Executives attained the age of sixty and retired December 31, 2010, some of their options would have value because they have option exercise prices below the $10.34 closing price of Fulton common stock on December 31, 2010. The Executives would have two years from the date of retirement to exercise their options in accordance with the terms of the awards. The value of the stock options and restricted shares that would vest upon retirement is shown in the "Outstanding Equity Awards at Fiscal Year-End Table" on page 42, subject to the Treasury Rules applicable to the 2010 awards.

[11] Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2010, except 2010 restricted stock awards which, pursuant to the Treasury Rules, do not vest upon retirement unless the Executive has completed two years of service after receiving the award. Perquisites/Benefits include a lump sum service award and $1,500 which is an estimate of Fulton's annual cost of Medicare supplement benefits for the Executive.

[12] **Termination Due to Disability.** Following an Executive's "Disability," defined in the Employment Agreements to be a medically determinable physical or medical impairment that is expected to result in death or to last for at least twelve months, and that either renders the Executive unable to engage in any substantial gainful activity or qualifies the Executive for benefits under a Fulton disability plan, the employment of the Executive would terminate automatically, in which event Fulton is not thereafter obligated to make any further payments under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued as of the date of such termination, plus an amount equal to at least six months' base salary in effect immediately prior to the date of the Disability. After this six month salary continuation period, for as long as the Executive continues to be disabled, Fulton will continue to pay the Executive at least 60% of their base salary until the earlier of the Executive's death or December 31 of the calendar year in which the Executive attains age sixty-five. To the extent it does not duplicate benefits already being provided, an Executive will also receive those benefits customarily provided by Fulton to disabled former employees, which benefits shall include, but are not limited to, life, medical, health, accident insurance and a survivor's income benefit.

[13] Cash amount is six months at full salary and then 60% of salary for next 12 months. Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2010. Perquisites/Benefits include a monthly estimate of $1,000 for the value of health and benefit expenses paid by Fulton for 18 months.

[14] **Termination Due to Death.** In the event of a termination of employment as a result of an Executive's death, the Executive's dependents, beneficiaries or estate, as the case may be, would receive such survivor's income and other benefits as they may be entitled to under the terms of Fulton's benefit programs, which includes the minimum $25,000 per year Survivors Benefit Life Insurance for ten years and the twice base salary amount plus tax under the Death Benefit Agreement described on page 35. Mr. Nugent is not eligible to receive the Survivors Benefit Life Insurance Payment because he was hired after the plan eligibility date.

[15] Except for Mr. Nugent, the cash amount is twice the Executives' 2010 base salary under the Death Benefit Agreement plus the Survivors Benefit Life Insurance payment. Mr. Nugent's cash payment does not include the $250,000 for the Survivors Benefit Life Insurance which the other Executives are eligible to receive.

[16] Equity amount is the value of all "in the money" options and restricted stockas of December 31, 2010.

NON-BINDING SAY ON PAY RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS – PROPOSAL THREE

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, Fulton is providing its shareholders with the opportunity to vote on an advisory (non-binding) resolution at this year's Annual Meeting to approve Fulton's executive compensation as described in the Compensation Discussion and Analysis, the tabular disclosures of the Named Executive Officers' compensation ("Compensation Tables"), and other related information in this proxy statement. This proposal, commonly known as a "Say On Pay" proposal, gives shareholders the opportunity to endorse or not endorse Fulton's Executive pay program. Because the stockholder vote is not binding, the outcome of the vote may not be construed as overruling any decision by Fulton's Board of Directors or HR Committee regarding executive compensation.

As further described in the "Compensation Discussion and Analysis" section of this proxy statement starting on page 23 Fulton's executive compensation philosophy and program are intended to achieve three objectives: align interests of the Executives with shareholder interests; link more of the Executives' pay to performance; and attract, motivate and retain executive talent. Fulton's Executive compensation program currently includes a mix of base salary, incentive bonus, equity based plans, retirement plans, health plans and other benefits. Fulton believes that its compensation program, policies and procedures are reasonable and appropriate and compare favorably with the compensation programs, policies and procedures of its peers.

The Board recommends that shareholders, in a non-binding proposal, vote "FOR" the following resolution:

> **"RESOLVED, that the compensation paid to Fulton's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis, the Compensation Tables and any related material contained in the Proxy Statement is hereby APPROVED."**

Approval of the non-binding resolution regarding the compensation of the Named Executive Officers would require that the number of votes cast in favor of the proposal exceed the number of votes cast against it. Abstentions and broker non-votes will not be counted as votes cast and therefore will not affect the determination as to whether the proposal is approved.

Because your vote is advisory, it will not be binding upon Fulton. However, Fulton's HR Committee and Board will take into account the outcome of the vote when considering future Executive compensation arrangements, but no determination has been made as to what action the HR Committee or Board might take if shareholders do not approve this advisory proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote <u>FOR</u> the non-binding resolution to approve the compensation of the Named Executive Officers.

NON-BINDING SAY WHEN ON PAY RESOLUTION FOR SHAREHOLDERS TO RECOMMEND THE FREQUENCY OF FUTURE EXECUTIVE COMPENSATION VOTES – PROPOSAL FOUR

The Dodd-Frank Act also enables our shareholders to indicate, in a non-binding vote, how frequently Fulton should seek a non-binding vote of shareholders to approve the compensation of our Named Executive Officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Three included on page 48 of this proxy statement. By voting on this Proposal Four, commonly known as a "Say When On Pay" proposal, shareholders may indicate whether they would prefer an advisory vote to consider Named Executive Officer compensation to be provided to shareholders every one, two, or three years, or to abstain from voting on this matter.

Fulton believes that an annual vote complements our goal to create a compensation program that enhances shareholder value. As described in the section titled "Compensation Discussion and Analysis," our executive compensation program is designed to recruit, motivate and retain qualified officers and employees, and to be consistent with our philosophy that executive compensation should reflect Fulton's overall performance and the contribution of its Executives to that performance.

An annual vote will provide shareholders with the ability to evaluate our compensation program each year, allowing them to compare Fulton's compensation program to the performance of Fulton since the last vote. In formulating its recommendation, our Board of Directors considered that an annual, non-binding vote on executive compensation will allow our shareholders to provide Fulton with regular and timely input on our compensation principles, policies and practices.

Accordingly, the following resolution is submitted for shareholder vote at the 2011 Annual Meeting:

"RESOLVED, that the shareholders, in a non-binding vote,are to choose whether the Corporation should offer shareholders the opportunity to have a non-binding vote to approve the compensation of the Named Executive Officers every one year, two years or three years."

Approval of the non-binding resolution regarding the frequency at which Fulton should hold a non-binding advisory vote to approve the compensation of its Named Executive Officers would require that the option receiving the greatest number of votes, even if not a majority of the votes cast, will be considered the frequency recommended by Fulton's shareholders. Abstentions and broker non-votes will not be counted as votes cast and therefore will not affect the determination as to whether the proposal is approved.

Because your vote is non-binding and advisory, it will not be binding upon Fulton. However, Fulton's HR Committee and Board of Directors will take into account the outcome of the vote when considering the frequency at which Fulton determines to hold an advisory vote of shareholders to approve the compensation of its Named Executive Officers.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favor of a ONE YEAR FREQUENCY at which Fulton should conduct a non-binding vote for shareholders to approve executive compensation.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

For the year ended December 31, 2010 and December 31, 2009, Fulton engaged KPMG LLP ("KPMG"), independent registered public accountants, to audit Fulton's financial statements. The fees incurred for services rendered by KPMG for the years ended December 31, 2010 and 2009 are summarized in the following table.

	2010	2009
Audit Fees – Annual Audit and Quarterly Reviews(1)	$1,248,000	$1,248,000
Audit Fees – Issuance of Comfort Letters and Consents	162,760	0
Audit Fees Subtotal	1,410,760	1,248,000
Audit Related Fees	15,600	15,600
All Other Fees(2)	0	68,301
TOTAL	$1,426,360	$1,331,901

(1) Amounts presented for 2010 are based upon the audit engagement letter. Final billings for 2010 may differ.

(2) All Other Fees were for services rendered to the trust division (primarily for a SAS 70 report on the processing of transactions by the retirement services area).

The appointment of KPMG for the fiscal year ended December 31, 2011 was approved by the Audit Committee of the Board of Directors of Fulton at a meeting on February 24, 2011. Representatives of KPMG are expected to be present at the 2011 Annual Meeting with the opportunity to make a statement and to be available to respond to appropriate questions.

The Audit Committee has carefully considered whether the provision of the non-audit services described above which were performed by KPMG in 2010 and 2009 would be incompatible with maintaining the independence of KPMG in performing its audit services and has determined that, in its judgment, the independence of KPMG has not been compromised.

All fees paid to KPMG in 2010 and 2009 were pre-approved by the Audit Committee. The Audit Committee pre-approves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by its independent auditor, subject to the de minimus exceptions for non-auditing services permitted by the Securities Exchange Act of 1934. However, these types of services are approved prior to completion of the services. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members, when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Any decisions of such subcommittees to grant pre-approvals are presented to the full Audit Committee for ratification at its next scheduled meeting.

Based on its review and discussion of the audited 2010 financial statements of Fulton with management and KPMG, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission. A copy of the report of the Audit Committee of its findings that resulted from its financial reporting oversight responsibilities is attached as Exhibit B.

RATIFICATION OF INDEPENDENT AUDITOR – PROPOSAL FIVE

Fulton's Audit Committee has selected the firm of KPMG to continue as Fulton's independent auditor for the fiscal year ending December 31, 2011. Although shareholder approval of the selection of KPMG is not required by law, the Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection as is the common practice with other publicly traded companies. Assuming the presence of a quorum at the Annual Meeting, the affirmative vote of the majority of the votes cast is required to ratify the appointment of KPMG as Fulton's independent auditor for the fiscal year ending December 31, 2011. If Fulton's shareholders at the 2011 Annual Meeting do not approve this proposal, the Audit Committee will consider the results of the shareholder vote on this proposal when selecting an independent auditor for 2012, but no determination has been made as to what action, if any, the Audit Committee would take if shareholders do not ratify the appointment of KPMG.

KPMG has conducted the audit of the financial statements of Fulton and its subsidiaries for the years ended December 31, 2002 through 2010. Representatives of KPMG are expected to be present at the meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from shareholders.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2011.

ADDITIONAL INFORMATION

A copy of the Annual Report of Fulton on Form 10-K as filed with the Securities and Exchange Commission, including financial statements, is available without charge to shareholders upon written request addressed to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604.

The Fulton Annual Report on Form 10-K for year ended December 31, 2010 and proxy statement are posted and available on Fulton's website at www.fult.com. Copies of the current governance documents and future updates, including but not limited to the Fulton Code of Conduct, Audit Committee Charter, HR Committee Charter, Nominating and Corporate Governance Committee Charter, Fulton's Expenditure Policy and Fulton's Corporate Governance Guidelines, are also posted and available on Fulton's website at www.fult.com.

Only one proxy statement is being delivered to multiple security holders sharing an address unless Fulton has received contrary instructions from one or more of the security holders. Fulton will promptly deliver, upon written or oral request, a separate copy of the proxy statement to a security holder at a shared address to which a single copy of the document was delivered. Such a request should be made to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604, (717) 291-2411. Requests to receive a separate mailing for future proxy statements or to limit multiple copies to the same address should be made orally or in writing to the Corporate Secretary at the foregoing address or phone number.

If you would like to reduce the costs incurred by Fulton in mailing proxy material, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and have your proxy card in hand when you access the website, then follow the instructions at www.proxyvote.com to obtain your records and to create an electronic voting instruction form. Follow the instructions for voting by Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

OTHER MATTERS

The Board of Directors of Fulton knows of no matters other than those discussed in this Proxy Statement which will be presented at the 2011 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

BY ORDER OF THE BOARD OF DIRECTORS



R. SCOTT SMITH, JR.
Chairman of the Board and
Chief Executive Officer

Lancaster, Pennsylvania
March 24, 2011

EXHIBIT A

FULTON FINANCIAL CORPORATION
2011 DIRECTORS' EQUITY PARTICIPATION PLAN

TABLE OF CONTENTS

[This Page Intentionally Left Blank]

FULTON FINANCIAL CORPORATION
2011 DIRECTORS' EQUITY PARTICIPATION PLAN

ARTICLE I.
GENERAL PROVISIONS

1.1 - PURPOSES

The purposes of the 2011 Directors' Equity Participation Plan (the "**Plan**") are to advance the long-term success of Fulton Financial Corporation (the "**Company**" or "**Fulton**") and its subsidiaries and to increase shareholder value by providing the incentive of long-term stock-based compensation to non-employee members of the Board of Directors of the Company, of the boards of directors of the Company's subsidiaries and of any advisory boards established by the Company or any of its subsidiaries.

As stated in the Company's Corporate Governance Guidelines (as amended from time to time, the "**Governance Guidelines**"), the Board of Directors of the Company believes that directors of the Company should be shareholders and have a financial interest in the Company to more closely align the interests of directors with those of shareholders. Thus, in the Governance Guidelines, the Board has adopted stock ownership guidelines (as amended from time to time, the "**Ownership Guidelines**") that require the directors to acquire and continue to own a minimum amount of the Company's Common Stock.

The Plan is designed to: (1) encourage Company stock ownership by Participants (defined below) to further align their interests with the interests of shareholders of the Company; (2) ensure that the Company's Non-Employee Director (defined below) compensation practices are competitive in the industry; and (3) assist in the attraction and retention of Non-Employee Directors including Non-Employee Directors who contribute to further the Company's goal of achieving diversity on the Company's Board through differences of viewpoints, professional experience, education and skills, as well as race, gender and national origin.

The Company recognizes that, in some cases, the attraction and retention of Non-Employee Directors may require additional methods under which Non-Employee Directors may achieve compliance with the Ownership Guidelines. Thus, for example, the Company may elect to require Non-Employee Directors who have yet to achieve compliance with the Ownership Guidelines to accept a portion of their directors' fees in the form of Stock Awards granted under the Plan.

1.2 - DEFINITIONS

For the purpose of the Plan, the following terms shall have the meanings indicated:

(a) "**Affiliate**" shall mean a parent or subsidiary corporation as defined in Section 424 of the Code (substituting "Company" for "employer corporation"), including a parent or subsidiary which becomes such after the adoption of the Plan.

(b) "**Award**" means any compensatory grant made under the terms of the Plan of a type listed under Section 1.4.

(c) "**Board**" means the Board of Directors of the Company; provided, however, that, references to the Board in the context of participation in the Plan shall include the boards of directors of the Company's subsidiaries and any members of advisory boards established by the Company or any of its subsidiaries.

(d) "**Change in Control**" means:

(1) Any person or group of persons acting in concert, shall have acquired ownership of more than 50 percent of the total fair market value or total voting power of the stock of Fulton; or

(2) The composition of the Board of Fulton shall have changed such that during any period of 12 consecutive months, the majority of the Board is replaced by directors whose appointment or election is not endorsed by a majority of the members of Fulton's board before the appointment or election; or

(3) Any person or group of persons acting in concert acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition) ownership of 30 percent or more of the total voting power of the stock of Fulton; or

(4) Any person or group of persons unrelated to Fulton acting in concert acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition) ownership of a portion of Fulton's assets that has a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of Fulton before the acquisition or acquisitions, with the asset values determined without regard to any liabilities associated with such assets; or

(5) any other transaction designated by the Board, by resolution, as constituting a Change in Control; or

(6) any other transaction designated as a Change in Control in an employee or non-employee director equity incentive plan adopted subsequent to the date of this Plan.

(e) **"Code"** means the Internal Revenue Code of 1986, as amended, including any successor law thereto.

(f) "**Commencement Date**" shall have the meaning given to that term in Section 2.4(a).

(g) **"Committee"** means the Human Resources Committee of the Board (or any successor committee thereof) or the full Board, as the case may be.

(h) **"Common Stock"** means the Common Stock of the Company, par value $2.50 per share.

(i) **"Company,"** means Fulton Financial Corporation. For purposes of this Plan, the terms "**Company**" and "**Fulton**" shall include any successor to Fulton Financial Corporation.

(j) **"Disability"** means total and permanent disability within the meaning of Section 22(e)(3) of the Code.

(k) **"Dividend Equivalent"** means, with respect to a share of Restricted Stock Award, an amount equal to the cash dividend paid on one share of Common Stock during the Restriction Period applicable to the Restricted Stock Award. All Dividend Equivalents shall be reinvested in Restricted Stock Award, as applicable, at a purchase price equal to the Fair Market Value on the dividend date.

(l) "**Earned**" means, in relation to a Restricted Stock Award subject to Performance Goals, that the performance of the Company meets or exceeds the Performance Goal or Goals established by the Committee relating to such Restricted Stock Award.

(m) **"Fair Market Value"** means as of any date the last reported sales price of the Common Stock on such date as reported by the principal national securities exchange on which such stock is listed and traded or, if there is no trading on such date, on the first previous date on which there is such trading.

(n) "**Governance Guidelines**" shall have the meaning given to that term in Section 1.1.

(o) "**Non-Employee Director"** means a member of the Board, a member of the board of directors of a Company subsidiary or a member of any advisory board established by the Company or any Company subsidiary, who, in any such case, is not a common-law employee of the Company or a Company subsidiary.

(p) **"Nonstatutory Stock Option"** means a Stock Option that does not meet the definition of an incentive stock option under Code Section 422.

(q) "**Ownership Guidelines**" shall have the meaning given to that term in Section 1.1.

(r) **"Participant"** means an individual who has met the eligibility requirements set forth in Section 1.6 hereof and to whom a grant of an Award has been made and is outstanding under the Plan.

(s) "**Performance Goals**" shall mean, with respect to a Performance Measure, the objective financial performance target level or levels set by the Committee that are to be attained during a Performance Period as a condition to earning a Stock Option or Restricted Stock Award. In setting Performance Goals, the Committee may, but shall not be required to, do so with reference to the performance goals attained by other companies in a Fulton peer group chosen by the Committee.

(t) "**Performance Measures**" means one or more of the following: (i) total shareholder return; (ii) return on shareholders' equity; (iii) return on capital; (iv) earnings per share; (v) net income; (vi) Fair Market Value of Common Stock, (vii) return on assets, or (viii) such other Performance Measure as may be established by the Committee. The Committee shall determine a minimum performance level below which no Restricted Stock Award or, to the extent applicable, no Stock Options, shall be Earned and a performance schedule under which the number of shares earned may be less than, equal to, or greater than the number of shares subject to a Restricted Stock Award or, to the extent applicable, the number of shares under Stock Options granted, based upon the Company's achievement relative to the Performance Goals. The Committee may adjust the Performance Goals and Performance Measures to reflect significant unforeseen events.

(u) "**Performance Period**" means, in relation to Stock Options or Restricted Stock Award, any period for which Performance Goals have been established.

(v) "**Plan**" means the 2011 Directors' Equity Participation Plan.

(w) "**Repricing**" shall have the meaning given to that term in Section 3.3(b).

(x) **"Restricted Stock Award"** means an award of Common Stock granted to a Participant pursuant to Article IV that is subject to a Restriction Period.

(y) **"Restriction Period"** means, (a) in relation to Stock Options, the period of time (if any) prior to which such Stock Options may not be exercised and (b) in relation to Restricted Stock Awards, the period of time (if any) during which (i) such shares are subject to forfeiture pursuant to the Plan and (ii) such shares may not be sold, assigned, transferred, pledged or otherwise disposed of by the Participant.

(z) **"Retirement"** means termination from service as a Non-Employee Director with the Company, a Company subsidiary or as a member of any advisory board established by the Company or any Company subsidiary, as applicable (i) after the Participant has completed a minimum number of years of service (as established by the Committee from time to time) on the Board, a Company subsidiary board of directors or a Company or Company subsidiary advisory board, (ii) because the Participant has reached a mandatory board retirement age (if any) implemented for the Company, a Company subsidiary board or a Company or Company subsidiary advisory board, or (iii) termination from Board service under other circumstances that the Committee deems equivalent to retirement.

(aa) **"Stock Award"** means an award of Common Stock granted to a Participant pursuant to Article II that is not subject to a Restriction Period.

(bb) **"Stock Option"** means a right granted to a Participant pursuant to Article III to purchase, before a specified date and at a specified price, a specified number of shares of Common Stock.

(cc) "**Vest**" means, (a) in relation to Stock Options, that the Restriction Period relating to such Stock Options has expired and that such Stock Options may be exercised (subject to any other applicable terms and conditions) and (b) in relation to Restricted Stock Award, that the Restriction Period relating to such Restricted Stock Award has expired and that such Restricted Stock Award is the unrestricted property of the Participant (subject to any other applicable terms and conditions).

1.3 - ADMINISTRATION

The Plan shall be administered by the Committee; provided, however, that the full Board shall administer the Plan as it relates to the terms, conditions and grant of Awards to Non-Employee Directors who serve on the Committee. Accordingly, for purposes of the Plan, the term Committee shall refer to the full Board for purposes of Awards granted to Committee members, and otherwise shall refer to the Human Resources Committee of the Board. The Committee operates pursuant to the provisions of a Human Resources Committee Charter approved by the Board and, if or to the extent that said Charter conflicts with this Section 1.3, the Charter shall be controlling. Subject to the provisions of the Plan and to directions by the Board, the Committee is authorized to interpret the Plan, to adopt administrative rules, regulations, and guidelines for the Plan, and to impose such terms, conditions, and restrictions on Awards as it deems appropriate.

1.4 - TYPES OF GRANTS UNDER THE PLAN

Awards under the Plan may be in the form of any one or more of the following:

(a) Stock Awards;

(b) Nonstatutory Stock Options; and

(c) Restricted Stock Awards.

1.5 - SHARES SUBJECT TO THE PLAN AND INDIVIDUAL AWARD LIMITATION

(a) A maximum of 500,000 shares of Common Stock may be issued under the Plan. All such shares may be granted in the form of Stock Awards, Nonstatutory Stock Options and Restricted Stock Awards. The total number of shares authorized is subject to adjustment as provided in Section 6.1 hereof. Shares of Common Stock issued under the Plan may be treasury shares or authorized but unissued shares. In the discretion of the Committee, fractional shares may be issued under the Plan or Awards may be rounded up to next whole share of Common Stock.

(b) If any Award granted under the Plan expires, terminates, is forfeited, is not exercised, or for any other reason is not payable under the Plan, shares of Common Stock subject to the Award may again be made available for the purposes of the Plan.

(c) The maximum number of shares of Common Stock, in the aggregate, under all types of Awards granted to any one Participant in any one calendar year (other than pursuant to Section 2.4(a)) shall not exceed the greater of (i) 10,000 shares or (ii) a number of shares with a Fair Market Value on the date of the Award of $100,000.00.

1.6 - ELIGIBILITY AND PARTICIPATION

Participation in the Plan shall be limited to Non-Employee Directors.

ARTICLE II.
STOCK AWARDS

2.1 - AWARD OF STOCK AWARDS

The Committee may grant unrestricted Stock Awards to Participants subject to such terms and conditions as the Committee shall determine.

2.2 - STOCK AWARD AGREEMENTS

Stock Awards subject to any terms and conditions shall be evidenced by a written agreement between the Company and the Participant to whom such Award is granted. The agreement shall specify the number of shares awarded and the terms and conditions of the Award.

2.3 - AWARDS AND CERTIFICATES

Shares of Common Stock awarded pursuant to a Stock Award shall be registered in the name of the Participant, and evidenced either by the issuance of certificates or by book entry on the stock transfer records of the Company showing the applicable restrictions, if any.

2.4 - DIRECTORS FEES PAID IN THE FORM OF STOCK AWARDS

All or a portion of fees payable to Non-Employee Directors for services on the Board may be paid in the form of grants of Stock Awards pursuant to the following provisions:

(a) On or about the first day of the month subsequent to the annual meeting of the shareholders of the Company during each fiscal year of the Company (a "**Commencement Date**"), each Non-Employee Director shall be eligible to receive shares of Common Stock with a value equal to a percentage, determined by the Committee from time to time, of any retainer or other fees paid to such Non-Employee Director in respect of his or her service as a director of the Company, based on the Fair Market Value of the Common Stock. The amount of any retainer or other fees paid to Non-Employee Directors may be amended by resolution of the Board from time to time as the Board may deem appropriate. If a Non-Employee Director is first elected to the Board after the Stock Award has been made for a particular year, he or she may receive a Stock Award for such year, provided the number of shares issuable to him or her shall be prorated.

(b) In addition to the provisions of subparagraph (a), a Non-Employee Director may elect to receive shares of the Common Stock with a value equal to all or any fraction of the fees received as a Non-Employee Director (all fees other than fees covered by subparagraph (a), including any retainer fees paid for chairmanship of the Board or any committee thereof and any attendance fees relating to meetings of the Board or any committee thereof) based on the Fair Market Value of the Common Stock as of the date chosen by the Committee. The manner of making such election and revocation of such election shall be determined by the Company and its counsel so as to comply with the provisions of Rule 10b5-1 and Participants' elections to receive payout in shares may be required to be in a writing which adopts the provisions of subparagraphs (b) and (c) herein as the Participants' "plans" under Rule 10b5-1(c)(1)(i). During each fiscal year, issuance of Common Stock under this subparagraph (b) shall be made quarterly in four issuances, with the first issuance occurring on the applicable Commencement Date and with the remaining three issuances for such fiscal year occurring on the first day of each three-month anniversary of such Commencement Date which timing coincides with when the Non-Employee Director would have otherwise received fee payments in cash.

(c) The elections to be made and the issuance of Common Stock under this Section 2.4 shall be made pursuant to the requirements, and in conformity with the provisions, of Rule 10b5-1, and this Section 2.4 shall be deemed to be a plan established by the Company and the Participants as permitted by Rule 10b5-1(c). It is in the intent of the Company, the Board and the Participants that this Section 2.4 comply with the requirements of Rule 10b5-1(c)(i)(B) and that this Section 2.4 shall be interpreted to comply with the requirements of Rule 10b5-1(c). As of the date of the adoption of this Plan, (i) neither the Company, the Board nor any Participant is in possession of any material, non-public information with respect to the Company or any of its securities, and the Board is adopting this Section 2.4 of the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and (ii) the Company, the Board and the Participants agree not to alter or deviate from the terms of an election made pursuant to this Section 2.4 of the Plan in a manner inconsistent with Rule 10b5-1 or enter into or alter a corresponding or hedging transaction or position with respect to the Common Stock (including, without limitation, with respect to any securities convertible or exchangeable into the common stock) during the term of an election made pursuant to this Section 2.4 of the Plan.

ARTICLE III.
STOCK OPTIONS

3.1 - GRANT OF STOCK OPTIONS

The Committee may from time to time, subject to the provisions of the Plan, grant Stock Options to Participants. The Committee shall determine the number of shares of Common Stock to be covered by each Stock Option and shall have the authority to grant only Nonstatutory Stock Options.

3.2 - OPTION DOCUMENTATION

Each Stock Option shall be evidenced by a written Stock Option agreement between the Company and the Participant to whom such option is granted, specifying the number of shares of Common Stock that may be acquired by its exercise and containing such terms and conditions consistent with the Plan as the Committee shall determine.

3.3 - EXERCISE PRICE; OPTION REPRICING PROHIBITIONS

(a) The price at which each share covered by a Stock Option may be acquired shall be determined by the Committee at the time the option is granted and shall not be less than the Fair Market Value of the underlying shares of Common Stock on the day the Stock Option is granted.

(b) Other than a change in the exercise price made in accordance with the provisions of Section 6.1 of the Plan, notwithstanding anything in the Plan to the contrary, neither the Board nor the Committee shall have the authority, without shareholder approval, (a) to accept the surrender of any outstanding Stock Option when the Fair Market Value of a share of Common Stock is less than the exercise price of such outstanding Stock Option and grant new Stock Options or other Awards in substitution for such surrendered Stock Option or pay cash in connection with such surrender, (b) to reduce the exercise price of any outstanding Stock Option, or (c) to take any other action that would be treated as a repricing of Stock Options under the rules of the primary stock exchange on which the Common Stock is listed.

3.4 - EXERCISE OF STOCK OPTIONS

(a) Exercisability. Stock Options shall become exercisable at such times, in such installments, and upon the satisfaction of such conditions as the Committee may provide at the time of grant in the Stock Option agreement referred to in Section 3.2, which may include a Restriction Period prior to Vesting and/or the attainment of specified Performance Goals prior to being Earned.

(b) Option Period. For each Stock Option granted, the Committee shall specify in the Stock Option agreement referred to in Section 3.2 the period during which the Stock Option may be exercised, provided that no Stock Option shall be exercisable after the expiration of ten years from the date the Stock Option was granted.

(c) Exercise in the Event of Termination of Board Service.

(i) Death: Unless otherwise provided by the Committee at the time of grant, in the event of the death of the Participant while actively serving on the Board, the Stock Option must be exercised by the Participant's estate or beneficiaries within one year following the death of the Participant and prior to its expiration. In the event of the death of the Participant, each unexpired Stock Option held by the Participant at the date of death may be exercised as to all or any portion thereof regardless of whether or not fully exercisable under the terms of the grant.

(ii) Disability: Unless otherwise provided by the Committee at the time of grant, in the event of the termination of the Participant's board service due to Disability, the Stock Option must be exercised within one year following the Participant's termination of board service and prior to its expiration. In the event of the termination of the Participant's board service due to Disability, each Stock Option then held by the disabled Participant may be exercised as to all or any portion thereof, regardless of whether or not fully exercisable under the terms of the grant.

(iii) Retirement: Unless otherwise provided by the Committee at the time of grant, in the event of the Retirement of the Participant, the Stock Option must be exercised within one year following the Participant's Retirement and prior to its expiration. In the event of the Retirement of the Participant, each Stock Option then held by the retired Participant may be exercised as to all or any portion thereof, regardless of whether or not fully exercisable under the terms of the grant.

(iv) Other Terminations: Unless otherwise provided by the Committee at the time of grant, in the event a Participant ceases to serve on the Board for any reason other than death, Disability or Retirement, Stock Options which are exercisable on the date of termination must be exercised within six months after termination and prior to the expiration date of any such Stock Option. All Stock Options which are not then exercisable shall be canceled.

(v) Extension of Exercise Period: Notwithstanding all other provisions under this Section 2.4(c), in the event a Participant's Board service terminates, the Committee may, in its sole discretion, extend the post-termination period during which the Stock Option may be exercised, provided however that such period may not extend beyond the original option period.

(d) Exercise In the Event of Change in Control. In the event of any Change in Control, all Stock Options shall immediately become exercisable without regard to the exercise period set forth in Section 3.4(a) or in a Stock Option agreement.

3.5 - METHOD OF EXERCISE

The Stock Option may be exercised in whole or in part from time to time by written request delivered to the Corporate Secretary or another designated officer of the Company. The option price of each share acquired pursuant to a Stock Option shall be paid in full at the time of each exercise of the Stock Option through one of the following methods: (i) in cash; (ii) by delivering to the Company previously-owned shares of Common Stock with a Fair Market Value as of the date determined by the Committee sufficient to pay the exercise price; (iii) in the discretion of the Committee, by delivering to the Corporate Secretary or another designated officer of the Company a notice of exercise with an irrevocable direction to a broker-dealer registered under the Exchange Act to sell a sufficient portion of the shares acquired upon exercise and deliver the sale proceeds directly to the Company to pay the exercise price; or (iv) in the discretion of the Committee, through any combination of the payment procedures set forth in (i) through (iii) above. However, shares of Common Stock previously acquired by the Participant under the Plan or any other incentive plan of the Company shall not be utilized for purposes of payment upon the exercise of a Stock Option unless those shares have been owned by the Participant for a six-month period or such longer period as the Committee may determine.

ARTICLE IV.
RESTRICTED STOCK AWARDS

4.1 - RESTRICTED STOCK AWARDS

The Committee may grant Restricted Stock Awards to Participants subject to such terms and conditions as the Committee shall determine, as set forth in the Restricted Stock Award referenced in Section 4.2, provided that each Restricted Stock Award shall be subject to a Restriction Period prior to Vesting and may be subject to the attainment of specified Performance Goals prior to being Earned.

4.2 - RESTRICTED STOCK AWARD AGREEMENTS

Each Restricted Stock Award shall be evidenced by a written agreement between the Company and the Participant to whom such Award is granted. The agreement shall specify the number of shares awarded, the terms and conditions of the Award including the Restriction Period and, as applicable, any required Performance Goals.

4.3 - AWARDS AND CERTIFICATES

Shares of Common Stock awarded pursuant to a Restricted Stock Award shall be registered in the name of the Participant, and evidenced either by the issuance of certificates or by book entry on the stock transfer records of the Company showing the applicable restrictions, if any. Certificates evidencing Restricted Stock Awards, bearing appropriate restrictive legends, shall be held in custody by the Company until the restrictions thereon are no longer in effect. After the lapse or waiver of the restrictions imposed upon the Restricted Stock Award, the Company shall deliver in the Participant's name one or more stock certificates, free of restrictions, evidencing the shares of Common Stock subject to the Restricted Stock Award with respect to which the restrictions have lapsed or been waived, or shall re-register the shares of Common Stock on the stock transfer records of the Company free of the applicable restrictions.

4.4 - RESTRICTION PERIOD

At the time a Restricted Stock Award is made, the Committee shall establish a Restriction Period applicable to such Award and, upon expiration or lapse of a Restriction Period, Restricted Stock Awards shall Vest and shall become the unrestricted property of the Participant. The Committee may provide for the lapse of such restrictions in installments or all at one time and may accelerate or waive such restrictions, in whole or in part, based on service and such other factors as the Committee may determine.

4.5 - OTHER TERMS AND CONDITIONS OF RESTRICTED STOCK AWARDS

Shares of Common Stock subject to Restricted Stock Awards shall be subject to the following terms and conditions:

(a) Except as otherwise provided in the Plan or in the Restricted Stock Award agreement, the Participant shall not have all the rights of a shareholder of the Company, including the right to vote the shares;

(b) Cash dividends paid with respect to Common Stock subject to a Restricted Stock Award shall entitle a Participant to Dividend Equivalents that are reinvested to purchase additional shares of Common Stock subject to the same terms, conditions, and restrictions that apply to the Restricted Stock Award with respect to which such Dividend Equivalents were credited;

(c) Any other terms and conditions as the Committee may elect to include in the Restricted Stock Award agreement as described in Section 4.2.

4.6 - TERMINATION OF BOARD SERVICE

(a) In the event a Participant's Board service terminates during the Restriction Period by reason of death, Disability or Retirement, and the Participant had completed a minimum of one year of board service during the Restriction Period, all restrictions shall lapse on the full number of shares subject to restriction.

(b) If a Participant's Board service is terminated during the Restriction Period for any reason other than one listed in (a) above, the Participant shall forfeit all shares subject to restriction.

(c) Notwithstanding Sections 4.6(a) and 4.6(b), in the event a Participant's Board service is terminated during the Restriction Period under special circumstances recognized as such by the Committee, the Committee may, in its sole discretion, waive in whole or in part any or all remaining restrictions.

4.7 - CHANGE IN CONTROL PROVISIONS

In the event of any Change in Control, all restrictions applicable to any outstanding Restricted Stock Award shall lapse, and all outstanding Restricted Stock Awards shall Vest and be Earned, as of the date of such Change in Control.

ARTICLE V.
TAX WITHHOLDING

In general, it is anticipated that Participants will be providing services to the Company as self-employed individuals and that they will be individually responsible for their own tax payments and deposits relating to income attributable to Awards made hereunder. Nevertheless, the Company may withhold from any payment of cash or from any delivery of unrestricted Common Stock to a Participant or other person pursuant to the Plan an amount sufficient to satisfy withholding taxes, including federal, state and local income tax with respect to income arising from the payment of the Award, if any such withholding is determined by the Company to be applicable to the Award. In addition, any Participant receiving an award under the Plan that qualifies as restricted property taxable under Code Section 83(a) when it is transferable or not subject to a substantial risk of forfeiture may elect under Code Section 83(b) to nevertheless have the fair market value of the restricted property included in gross income and taxed in the year of the Award, in which event the tax payment or tax withholding requirements of this Section 5.1 shall be applied at the time of the award rather than at the time of delivery of the unrestricted Common Stock.

5.1 - NO ELECTIVE DEFERRAL OF PAYMENT

No Participant has the right under the terms of this Plan to elect to defer the receipt of all or any portion of Awards to such Participant. It is the Company's intent that the Plan, and each Award granted under the Plan, be exempt from the requirements imposed by Code Section 409A on nonqualified deferred compensation plans and, in furtherance of that intent, the Committee, in its exercise of administrative discretion hereunder, shall at all times do so in a manner that avoids compensation deferral arrangements that would be subject to Code Section 409A. Furthermore, Awards that have been made, Earned and Vested shall be paid out as soon as practicable once all Vesting restrictions have been satisfied or lapsed, and in any event shall be paid no later than the 15th day of the third month following the end of the calendar year in which all performance and Vesting restrictions are satisfied.

ARTICLE VI.
OTHER PROVISIONS

6.1 - ADJUSTMENT IN NUMBER OF SHARES AND OPTION PRICES

Grants of Awards shall be subject to adjustment by the Committee as to the number and price of shares of Common Stock or other considerations subject to such grants in the event of changes in the outstanding shares of the Company by reason of (a) stock dividends, stock splits and recapitalizations, (b) reorganizations, mergers, consolidations, combinations or exchanges resulting in a Change in Control or, (c) other relevant changes in capitalization deemed appropriate by the Committee occurring after the date of grant but prior to the delivery of the shares. In the event of any such change in the outstanding shares of the Company, the aggregate number of shares available under the Plan may be appropriately adjusted by the Committee.

6.2 - NO RIGHT TO CONTINUED BOARD SERVICE

Nothing contained in the Plan, nor in any grant of an Award pursuant to the Plan, shall confer upon any Participant any right with respect to continuance of board service with the Company or its subsidiaries, nor interfere in any way with the rights of the Company, its subsidiaries or its shareholders, pursuant to applicable articles, by-laws, state law or otherwise, to terminate the Participant's Board service or change the Non-Employee Director compensation of any Participant at any time.

6.3 - NONTRANSFERABILITY

A Participant's rights under the Plan, including the right to any shares or amounts payable may not be assigned, pledged, or otherwise transferred except, in the event of a Participant's death, to the Participant's designated beneficiary or, in the absence of such a designation, by will or by the laws of descent and distribution; provided, however, that the Committee may, in its discretion, at the time of grant of a Nonstatutory Stock Option or by amendment of an option agreement for a Nonstatutory Stock Option, provide that Stock Options granted to or held by a Participant may be transferred, in whole or in part, to one or more transferees and exercised by any such transferee, provided further that (i) any such transfer must be without consideration, (ii) each transferee must be a member of such Participant's "immediate family" or a trust, family limited partnership or other estate planning vehicle established for the exclusive benefit of one or more members of the Participant's immediate family; and (iii) such transfer is specifically approved by the Committee following the receipt of a written request for approval of the transfer. In the event a Stock Option is transferred as contemplated in this Section, such transfer shall become effective when approved by the Committee and such Stock Option may not be subsequently transferred by the transferee other than by will or the laws of descent and distribution. Any transferred Stock Option shall continue to be governed by and subject to the terms and conditions of this Plan and the relevant option agreement, and the transferee shall be entitled to the same rights as the Participant as if no transfer had taken place. As used in this Section, "immediate family" shall mean, with respect to any person, any spouse, child, stepchild or grandchild, and shall include relationships arising from legal adoption.

6.4 - COMPLIANCE WITH GOVERNMENT REGULATIONS

(a) The Company shall not be required to issue or deliver shares or make payment upon any right granted under the Plan prior to complying with the requirements of any governmental authority in connection with the authorization, issuance, or sale of such shares.

(b) The Plan shall be construed and its provisions enforced and administered in accordance with the laws of the Commonwealth of Pennsylvania applicable to contracts entered into and performed entirely in such State.

(c) Notwithstanding that the Plan, and each Award issued pursuant to the Plan, is intended to be exempted from the requirements Code Section 409A imposes on nonqualified deferred compensation plans, in the event that any Award under the Plan is determined to provide nonqualified deferred compensation within the meaning of said Section 409A, the distribution of such Award to a key employee of the Company, as defined in Code Section 416(i) without regard to paragraph (5) thereof, being made on account of the key employee's separation from service with Fulton shall be deferred to a date that is six months after the separation from service.

6.5 - RIGHTS AS A SHAREHOLDER

The recipient of any grant under the Plan shall have no rights as a shareholder with respect thereto unless and until certificates for shares of Common Stock are issued in the name of such recipient and are no longer subject to restriction.

6.6 - UNFUNDED PLAN

Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or separate funds. With respect to any payment not yet made to a Participant, nothing contained herein shall give any Participant any rights that are greater than those of a general creditor of the Company.

6.7 - FOREIGN JURISDICTION

The Committee shall have the authority to adopt, amend, or terminate such arrangements, not inconsistent with the intent of the Plan, as it may deem necessary or desirable to make available tax or other benefits of the laws of foreign countries in order to promote achievement of the purposes of the Plan.

6.8 - OTHER COMPENSATION PLANS

Nothing contained in this Plan shall prevent the Company from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required.

6.9 - TERMINATION OF BOARD SERVICE--CERTAIN FORFEITURES; CLAW-BACK

Notwithstanding any other provision of the Plan (other than provisions regarding Change in Control, including without limitation Sections 3.4(d) and 4.7, which shall apply in all events), a Participant shall have no right to exercise any Stock Option or receive payment of any or Restricted Stock Award if the Participant is discharged from Board service for willful, deliberate, or gross misconduct as determined by the Committee in its sole discretion. Furthermore, in any such case and notwithstanding any other provision of the Plan to the contrary, in the event that a Participant received or is entitled to cash or the delivery or Vesting of Common Stock pursuant to an Award during the 12 month period prior to the Participant's discharge from Board service, the Committee, in its sole discretion, may require the Participant to return or forfeit the cash and/or Common Stock received with respect to an Award (or its economic value as of: (i) the date of the exercise of Stock Options ; (ii) the date immediately following the end of the Restricted Period for Restricted Stock Awards or (iii) the date of grant or payment with respect to Stock Awards or , as the case may be). The Committee's right to require forfeiture under this Section 6.9 must be exercised within 90 days after discharge from Board service.

In addition to the foregoing, the Company may subject this Plan and any Awards made hereunder to any "claw-back policy" adopted subsequent to the date of this Plan.

6.10 - SUBSTITUTED OR ASSUMED AWARDS.

Stock Options or Restricted Stock Awards may be granted under the Plan from time to time in substitution for stock options or restricted stock (or such options or restricted stock may be assumed by the Company), held by current or former employees or directors, or other optionees or holders of restricted stock, of a corporation which becomes or is about to become an Affiliate of the Company as the result of a merger or consolidation of such corporation with the Company or one of its Affiliates, or the acquisition by the Company or one of its Affiliates of the assets of such corporation, or the acquisition by the Company or one of its Affiliates of stock of such corporation as the result of which it becomes an Affiliate. The terms and conditions of the Stock Options or Restricted Stock Awards so granted or assumed may vary from the terms and conditions set forth in this Plan to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the options or restricted stock being substituted or assumed.

ARTICLE VII.
AMENDMENT AND TERMINATION

7.1 - AMENDMENT AND TERMINATION

The Board of Directors may modify, amend, or terminate the Plan at any time except that, to the extent then required by applicable law, rule, regulation, or applicable listing requirements for the Company's Common Stock, approval of the holders of a majority of shares of Common Stock represented in person or by proxy at a meeting of the shareholders will be required to increase the maximum number of shares of Common Stock available for distribution under the Plan (other than increases due to adjustments in accordance with the Plan) or to "materially amend" the Plan under applicable listing requirements for the Company's Common Stock. No modification, amendment, or termination of the Plan shall adversely affect the rights of a Participant under a grant previously made to such Participant without the consent of such Participant.

ARTICLE VIII.
EFFECTIVE DATE AND DURATION OF PLAN

8.1 - EFFECTIVE DATE AND DURATION OF PLAN

The Plan shall become effective as of the date of the Plan's adoption by the Company's Board, subject to its approval and adoption at the Annual Meeting of the shareholders on April 28, 2011. All Awards granted under the Plan must be granted within ten years from the earlier of its adoption by the Company's Board or its approval date by the shareholders of the Company. Any Awards outstanding ten years after the adoption of the Plan may be exercised within the periods prescribed under or pursuant to the Plan.

EXHIBIT B

REPORT OF AUDIT COMMITTEE

March 1, 2011

To the Board of Directors of Fulton Financial Corporation:

We have reviewed and discussed with management Fulton Financial Corporation's audited financial statements as of, and for the year ended, December 31, 2010.

We have discussed with representatives of KPMG LLP, Fulton Financial Corporation's independent auditor, the matters required to be discussed by the Statement on Auditing Standards No. 61, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditor required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence,* as amended, by the PCAOB, and have discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2010.

George W. Hodges, Chair and Financial Expert
Donald W. Lesher, Jr., Vice Chair
Patrick J. Freer
Willem Kooyker, Financial Expert

[This Page Intentionally Left Blank]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-10587

FULTON FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2195389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Penn Square, P. O. Box 4887, Lancaster, Pennsylvania	17604
(Address of principal executive offices)	(Zip Code)

(717) 291-2411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $2.50 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filed [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant, based on the average bid and asked prices on June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.9 billion. The number of shares of the registrant's Common Stock outstanding on January 31, 2011 was 199,132,000.

Portions of the Definitive Proxy Statement of the Registrant for the Annual Meeting of Shareholders to be held on April 28, 2011 are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Fulton Financial Corporation (the Corporation) was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, the Corporation became a financial holding company as defined in the Gramm-Leach-Bliley Act (GLB Act), which allowed the Corporation to expand its financial services activities under its holding company structure (See "Competition" and "Supervision and Regulation"). The Corporation directly owns 100% of the common stock of seven community banks and twelve non-bank entities. As of December 31, 2010, the Corporation had approximately 3,530 full-time equivalent employees.

The common stock of Fulton Financial Corporation is listed for quotation on the Global Select Market of The NASDAQ Stock Market under the symbol FULT. The Corporation's internet address is www.fult.com. Electronic copies of the Corporation's 2010 Annual Report on Form 10-K are available free of charge by visiting "Investor Relations" at www.fult.com. Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

Bank and Financial Services Subsidiaries

The Corporation's seven subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five-state region (Pennsylvania, Delaware, Maryland, New Jersey and Virginia). Each of these banking subsidiaries delivers financial services in a highly personalized, community-oriented style, and many decisions are made by the local management team in each market. Where appropriate, operations are centralized through common platforms and back-office functions.

From time to time, in some markets and in certain circumstances, merging subsidiary banks allows the Corporation to leverage one bank's stronger brand recognition over a larger market. It also enables the Corporation to create operating and marketing efficiencies and avoid direct competition between two or more subsidiary banks. For example, in 2010, the former Delaware National Bank subsidiary consolidated into Fulton Bank, N.A. In 2009, the former Peoples Bank of Elkton subsidiary and the former Hagerstown Trust Company subsidiary merged into The Columbia Bank to consolidate the Corporation's Maryland franchise.

The Corporation's subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. The Corporation and its banks are not dependent upon one or a few customers or any one industry, and the loss of any single customer or a few customers would not have a material adverse impact on any of the subsidiary banks.

Each of the subsidiary banks offers a full range of consumer and commercial banking products and services in its local market area. Personal banking services include various checking account and savings deposit products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their market areas. Secured loan products include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the lending policy. Subsidiary banks also offer a variety of fixed and variable-rate products, including construction loans and jumbo loans. Residential mortgages are offered through Fulton Mortgage Company, which operates as a division of each subsidiary bank. Consumer loan products also include automobile loans, automobile and equipment leases, personal lines of credit, credit cards and checking account overdraft protection.

Commercial banking services are provided to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks' market areas. The maximum total lending commitment to an individual borrower was $33.0 million as of December 31, 2010, which is below the Corporation's regulatory lending limit. Commercial lending options include commercial, financial, agricultural and real estate loans. Floating, adjustable and fixed rate loans are provided, with floating and adjustable rate loans generally tied to an index such as the Prime Rate or the London Interbank Offering Rate. The Corporation's commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, equipment leasing, credit cards, letters of credit, cash management services and traditional deposit products are offered to commercial customers.

The Corporation also offers investment management, trust, brokerage, insurance and investment advisory services to consumer and commercial banking customers in the market areas serviced by the subsidiary banks.

In the fall of 2009, Fulton Bank converted its Pennsylvania state charter to a national charter and became Fulton Bank, National Association (Fulton Bank, N.A.) and the Corporation's investment management and trust services subsidiary, Fulton Financial Advisors, N.A., became an operating subsidiary of Fulton Bank, N.A. Subsequently, on January 1, 2010, Fulton Financial Advisors, N.A. merged into Fulton Bank, N.A., thereby becoming a division of Fulton Bank, N.A.

The Corporation's subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking and online banking. The variety of available delivery channels allows customers to access their account information and perform certain transactions, such as transferring funds and paying bills, at virtually any hour of the day.

The following table provides certain information for the Corporation's banking subsidiaries as of December 31, 2010.

Subsidiary	Main Office Location	Total Assets	Total Deposits	Branches (1)
		(dollars in millions)		
Fulton Bank, N.A.	Lancaster, PA	$ 8,731	$ 6,282	119
The Bank	Woodbury, NJ	2,105	1,738	48
The Columbia Bank	Columbia, MD	2,104	1,604	40
Skylands Community Bank	Hackettstown, NJ	1,410	1,163	26
Lafayette Ambassador Bank	Easton, PA	1,405	1,095	23
FNB Bank, N.A.	Danville, PA	388	313	8
Swineford National Bank	Hummels Wharf, PA	309	254	7
				271

(1) Remote service facilities (mainly stand-alone automated teller machines) are excluded. See additional information in "Item 2. Properties."

Non-Bank Subsidiaries

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are consolidated for financial reporting purposes: (i) Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by the banking subsidiaries of the Corporation; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which Corporation branch offices and other facilities are located; (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested in low and moderate income housing projects; (iv) FFC Management, Inc., which owns certain investment securities and other passive investments; (v) FFC Penn Square, Inc., which owns trust preferred securities issued by a subsidiary of Fulton Bank, N.A; and (vi) Fulton Insurance Services Group, Inc., which engages in the sale of various life insurance products.

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are not consolidated for financial reporting purposes. The following table provides information for these non-bank subsidiaries, whose sole assets consist of junior subordinated deferrable interest debentures issued by the Corporation, as of December 31, 2010 (dollars in thousands):

Subsidiary	State of Incorporation	Total Assets
Fulton Capital Trust I	Pennsylvania	$ 154,640
SVB Bald Eagle Statutory Trust I	Connecticut	4,124
Columbia Bancorp Statutory Trust	Delaware	6,186
Columbia Bancorp Statutory Trust II	Delaware	4,124
Columbia Bancorp Statutory Trust III	Delaware	6,186
PBI Capital Trust	Delaware	10,310

Competition

The banking and financial services industries are highly competitive. Within its geographical region, the Corporation's subsidiaries face direct competition from other commercial banks, varying in size from local community banks to larger regional and national banks, credit unions and non-bank entities. With the growth in electronic commerce and distribution channels, the banks also face competition from financial institutions that do not have a physical presence in the Corporation's geographical markets.

The industry is also highly competitive due to the GLB Act. Under the GLB Act, banks, insurance companies or securities firms may affiliate under a financial holding company structure, allowing expansion into non-banking financial services activities that were previously restricted. These include a full range of banking, securities and insurance activities, including securities and insurance underwriting, issuing and selling annuities and merchant banking activities. While the Corporation does not currently engage in all of these activities, the ability to do so without separate approval from the Federal Reserve Board (FRB) enhances the ability of the Corporation – and financial holding companies in general – to compete more effectively in all areas of financial services.

As a result of the GLB Act, there is a great deal of competition for customers that were traditionally served by the banking industry. While the GLB Act increased competition, it also provided opportunities for the Corporation to expand its financial services offerings. The Corporation competes through the variety of products that it offers and the quality of service that it provides to its customers. However, there is no guarantee that these efforts will insulate the Corporation from competitive pressure, which could impact its pricing decisions for loans, deposits and other services and could ultimately impact financial results.

Market Share

Although there are many ways to assess the size and strength of banks, deposit market share continues to be an important industry statistic. This publicly available information is compiled, as of June 30th of each year, by the Federal Deposit Insurance Corporation (FDIC). The Corporation's banks maintain branch offices in 53 counties across five states. In 10 of these counties, the Corporation ranked in the top three in deposit market share (based on deposits as of June 30, 2010). The following table summarizes information about the counties in which the Corporation has branch offices and its market position in each county.

				No. of Financial Institutions		Deposit Market Share (June 30, 2010)	
County	State	Population (2010 Est.)	Banking Subsidiary	Banks/ Thrifts	Credit Unions	Rank	%
Lancaster	PA	508,000	Fulton Bank, N.A.	16	11	1	22.3%
Berks	PA	408,000	Fulton Bank, N.A.	20	10	7	4.6%
Bucks	PA	624,000	Fulton Bank, N.A.	38	18	16	2.3%
Centre	PA	146,000	Fulton Bank, N.A.	16	4	14	1.9%
Chester	PA	501,000	Fulton Bank, N.A.	39	5	13	2.2%
Columbia	PA	65,000	FNB Bank, N.A.	6	0	5	6.5%
Cumberland	PA	232,000	Fulton Bank, N.A.	20	5	14	1.5%
Dauphin	PA	258,000	Fulton Bank, N.A.	17	9	6	3.8%
Delaware	PA	554,000	Fulton Bank, N.A.	39	14	34	0.3%
Lebanon	PA	131,000	Fulton Bank, N.A.	11	2	1	31.6%
Lehigh	PA	345,000	Lafayette Ambassador Bank	21	13	9	3.5%
Lycoming	PA	116,000	FNB Bank, N.A.	11	10	14	1.1%
Montgomery	PA	781,000	Fulton Bank	47	22	26	0.6%
Montour	PA	18,000	FNB Bank, N.A.	4	3	1	31.9%
Northampton	PA	299,000	Lafayette Ambassador Bank	17	12	3	15.4%
Northumberland	PA	91,000	Swineford National Bank	19	3	14	1.7%
			FNB Bank, N.A.			7	5.2%
Schuylkill	PA	147,000	Fulton Bank, N.A.	20	3	9	3.9%
Snyder	PA	38,000	Swineford National Bank	8	0	1	30.2%

County	State	Population (2010 Est.)	Banking Subsidiary	No. of Financial Institutions		Deposit Market Share (June 30, 2010)	
				Banks/ Thrifts	Credit Unions	Rank	%
Union	PA	44,000	Swineford National Bank	8	1	6	6.1%
York	PA	432,000	Fulton Bank, N.A.	16	13	4	10.6%
New Castle	DE	535,000	Fulton Bank, N.A.	27	19	23	0.1%
Sussex	DE	194,000	Fulton Bank, N.A.	15	4	5	0.6%
Anne Arundel	MD	515,000	The Columbia Bank	32	7	30	0.2%
Baltimore	MD	788,000	The Columbia Bank	42	21	22	0.8%
Baltimore City	MD	634,000	The Columbia Bank	36	12	16	0.3%
Cecil	MD	102,000	The Columbia Bank	7	3	4	11.4%
Frederick	MD	229,000	The Columbia Bank	18	2	14	1.0%
Howard	MD	279,000	The Columbia Bank	19	3	3	11.8%
Montgomery	MD	961,000	The Columbia Bank	39	21	32	0.3%
Prince George's	MD	817,000	The Columbia Bank	22	20	17	1.2%
Washington	MD	147,000	The Columbia Bank	13	3	2	21.0%
Atlantic	NJ	272,000	The Bank	15	5	14	1.4%
Burlington	NJ	446,000	The Bank	22	11	18	0.6%
Camden	NJ	518,000	The Bank	21	6	12	1.8%
Cumberland	NJ	159,000	The Bank	12	4	10	2.3%
Gloucester	NJ	293,000	The Bank	22	5	2	14.9%
Hunterdon	NJ	129,000	Skylands Community Bank	15	3	13	2.7%
Mercer	NJ	366,000	The Bank	26	18	20	1.3%
Middlesex	NJ	795,000	Skylands Community Bank	45	24	26	0.5%
Monmouth	NJ	644,000	The Bank	26	10	25	0.6%
Morris	NJ	489,000	Skylands Community Bank	29	9	16	1.3%
Ocean	NJ	576,000	The Bank	22	6	15	0.8%
Salem	NJ	66,000	The Bank	8	3	1	27.2%
Somerset	NJ	329,000	Skylands Community Bank	29	7	8	2.6%
Sussex	NJ	151,000	Skylands Community Bank	12	1	11	0.7%
Warren	NJ	110,000	Skylands Community Bank	13	2	3	11.5%
Chesapeake City	VA	221,000	Fulton Bank, N.A.	13	7	11	1.7%
Fairfax	VA	1,026,000	Fulton Bank, N.A.	39	16	36	0.1%
Henrico	VA	297,000	Fulton Bank, N.A.	23	13	22	0.1%
Manassas	VA	36,000	Fulton Bank, N.A.	14	1	10	1.5%
Newport News	VA	186,000	Fulton Bank, N.A.	12	6	14	0.6%
Richmond City	VA	200,000	Fulton Bank, N.A.	16	11	17	0.2%
Virginia Beach	VA	433,000	Fulton Bank, N.A.	15	8	11	1.9%

Supervision and Regulation

The Corporation operates in an industry that is subject to various laws and regulations that are enforced by a number of Federal and state agencies. Changes in these laws and regulations, including interpretation and enforcement activities, could impact the cost of operating in the financial services industry, limit or expand permissible activities or affect competition among banks and other financial institutions.

The following discussion summarizes the current regulatory environment for financial holding companies and banks, including a summary of the more significant laws and regulations.

Regulators – The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the FDIC. The Corporation and its subsidiaries are subject to various regulations and examinations by regulatory authorities. The following table summarizes the charter types and primary regulators for each of the Corporation's subsidiary banks.

Subsidiary	Charter	Primary Regulator(s)
Fulton Bank, N.A.	National	OCC
The Bank	NJ	NJ/FDIC
The Columbia Bank	MD	MD/FDIC
Skylands Community Bank	NJ	NJ/FDIC
Lafayette Ambassador Bank	PA	PA/FRB
FNB Bank, N.A.	National	OCC
Swineford National Bank	National	OCC
Fulton Financial (Parent Company)	N/A	FRB

Federal statutes that apply to the Corporation and its subsidiaries include the GLB Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the Bank Holding Company Act (BHCA), the Federal Reserve Act and the Federal Deposit Insurance Act, among others. In general, these statutes and related interpretations establish the eligible business activities of the Corporation, certain acquisition and merger restrictions, limitations on intercompany transactions, such as loans and dividends, and capital adequacy requirements, among other statutes and regulations.

The Corporation is subject to regulation and examination by the FRB, and is required to file periodic reports and to provide additional information that the FRB may require. In addition, the FRB must approve certain proposed changes in organizational structure or other business activities before they occur. The BHCA imposes certain restrictions upon the Corporation regarding the acquisition of substantially all of the assets of or direct or indirect ownership or control of any bank for which it is not already the majority owner.

Capital Requirements – There are a number of restrictions on financial and bank holding companies and FDIC-insured depository subsidiaries that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized," the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the FRB has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. For all other bank holding companies, the minimum ratio of Tier 1 capital to total assets is 4%. Banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Moreover, higher capital ratios may be required for any bank holding company if warranted by its particular circumstances or risk profile. In all cases, bank holding companies should hold capital commensurate with the level and nature of the risks, including the volume and severity of problem loans, to which they are exposed.

Dividends and Loans from Subsidiary Banks – There are also various restrictions on the extent to which the Corporation and its non-bank subsidiaries can receive loans from its banking subsidiaries. In general, these restrictions require that such loans be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or its non-bank subsidiaries, to 10% of the lending bank's regulatory capital (20% in the aggregate to all such entities).

The Corporation is also limited in the amount of dividends that it may receive from its subsidiary banks. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits may exist on paying dividends in excess of net income for specified periods. See "Note J – Regulatory Matters" in the Notes to Consolidated Financial Statements for additional information regarding regulatory capital and dividend and loan limitations.

Federal Deposit Insurance – Substantially all of the deposits of the Corporation's subsidiary banks are insured up to the applicable limits by the Deposit Insurance Fund (DIF) of the FDIC, generally up to $250,000 per insured depositor. The Corporation's subsidiary banks are subject to deposit insurance assessments to maintain the DIF.

The subsidiary banks pay deposit insurance premiums based on assessment rates established by the FDIC. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the Federal deposit insurance funds. The FDIC is not required to charge deposit insurance premiums when the ratio of deposit insurance reserves to insured deposits is maintained above specified levels.

In May 2009, the FDIC levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, resulting in a one-time pre-tax charge of $7.7 million for the Corporation. In November 2009, the FDIC issued a ruling requiring insured depository institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. As of December 31, 2010, the balance of prepaid FDIC assessments included in other assets on the Corporation's consolidated balance sheet was $47.9 million.

In October 2010, as required by the Dodd-Frank Act, the FDIC adopted a DIF restoration plan to ensure a 1.35% fund reserve ratio by September 30, 2020. On at least a semi-annual basis, the FDIC will determine if a future adjustment of assessment rates will be needed based on its income and loss projections for the DIF. In November 2010, the FDIC issued a ruling which, effective December 31, 2010, provides unlimited coverage for non-interest bearing transaction accounts until December 31, 2012.

In February 2011, the FDIC issued a ruling that amends the deposit insurance assessment base from total domestic deposits to average total assets, minus average tangible equity, effective April 1, 2011. In connection with this ruling, the FDIC also created a two scorecard system, one for large depository institutions that have more than $10 billion in assets and another for highly complex institutions that have over $50 billion in assets. As of December 31, 2010, none of the Corporation's individual subsidiary banks had assets in excess of $10 billion and would therefore, not meet the classification of large depository institutions under this ruling. The Corporation's FDIC insurance assessments under this latest ruling would be approximately $12 million on an annualized basis, based on balances as of December 31, 2010.

USA Patriot Act – Anti-terrorism legislation enacted under the USA Patriot Act of 2001 (Patriot Act) expanded the scope of anti-money laundering laws and regulations and imposed significant new compliance obligations for financial institutions, including the Corporation's subsidiary banks. These regulations include obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure to comply with the Patriot Act's requirements could have serious legal, financial and reputational consequences. The Corporation has adopted appropriate policies, procedures and controls to address compliance with the Patriot Act and will continue to revise and update its policies, procedures and controls to reflect required changes.

Sarbanes-Oxley Act of 2002 – The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which was signed into law in July 2002, impacts all companies with securities registered under the Securities Exchange Act of 1934, including the Corporation. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the SEC; (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) disclosure of a code of ethics; (vi) increased disclosure and reporting obligations for companies, their directors and their executive officers; and (vii) new and increased civil and criminal penalties for violations of securities laws. Many of the provisions became effective immediately, while others became effective as a result of rulemaking procedures delegated by Sarbanes-Oxley to the SEC.

Section 404 of Sarbanes-Oxley requires management to issue a report on the effectiveness of its internal controls over financial reporting. In addition, the Corporation's independent registered public accountants are required to issue an opinion on the effectiveness of the Corporation's internal control over financial reporting. These reports can be found in Item 8, "Financial Statements and Supplementary Data". Certifications of the Chief Executive Officer and the Chief Financial Officer as required by Sarbanes-Oxley and the resulting SEC rules can be found in the "Signatures" and "Exhibits" sections.

Regulatory Developments – On July 21, 2010, the President of the United States signed into law the Dodd-Frank Act. Among other things, the Dodd-Frank Act created the Financial Stability Oversight Council, with oversight authority for monitoring and regulating systemic risk, and the Bureau of Consumer Financial Protection, which will have broad regulatory and enforcement powers over consumer financial products and services. The scope of the Dodd-Frank Act impacts many aspects of the financial services industry, and it requires the development and adoption of many implementing regulations over the next several months and years.

Item 1A. Risk Factors

An investment in the Corporation's common stock involves certain risks, including, among others, the risks described below. In addition to the other information contained in this report, you should carefully consider the following risk factors.

Difficult conditions in the economy and the capital markets may materially adversely affect the Corporation's business and results of operations.

The Corporation's results of operations and financial condition are affected by conditions in the capital markets and the economy generally. The capital and credit markets have experienced extreme volatility and disruption in recent years. The volatility and disruption in these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength.

Concerns over the availability and cost of credit and the decline in the U.S. real estate market also contributed to increased volatility in the capital and credit markets and diminished expectations for the economy. These factors precipitated the recent economic slowdown, and may have an adverse effect on the Corporation.

Included among the potential adverse effects of economic downturns on the Corporation are the following:

- ***Economic downturns and the composition of the Corporation's loan portfolio could impact the level of loan charge-offs and the provision for credit losses and may affect the Corporation's net income or loss.*** National, regional, and local economic conditions could impact the Corporation's loan portfolio. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities the Corporation serves. Weakness in the market areas served by the Corporation could depress its earnings and consequently its financial condition because:
  - borrowers may not be able to repay their loans;
  - the value of the collateral securing the Corporation's loans to borrowers may decline; and
  - the quality of the Corporation's loan portfolio may decline.

  Any of these scenarios could require the Corporation to charge-off a higher percentage of its loans and/or increase its provision for credit losses, which would negatively impact its results of operations.

  Approximately $5.2 billion, or 43.4%, of the Corporation's loan portfolio was in commercial mortgage and construction loans at December 31, 2010. The Corporation did not have a concentration of credit risk with any single borrower, industry or geographical location. However, the performance of real estate markets and the weak economic conditions in general may adversely impact the performance of these loans.

  In addition, the amount of the Corporation's provision for credit losses and the percentage of loans it is required to charge-off may be impacted by the overall risk composition of the loan portfolio. In 2010, the Corporation's provision for loan losses was $160.0 million. While the Corporation believes that its allowance for loan losses as of December 31, 2010 is sufficient to cover losses inherent in the loan portfolio on that date, the Corporation may be required to increase its provision for credit losses or charge-off a higher percentage of loans due to changes in the risk characteristics of the loan portfolio, thereby negatively impacting its results of operations.

- ***Economic downturns, especially ones affecting the Corporation's geographic market areas, could reduce the Corporation's customer deposits and demand for financial products, such as loans.*** The Corporation's success depends significantly upon the growth in population, unemployment and income levels, deposits and housing starts in its geographic markets. Unlike large national institutions, the Corporation is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. If the communities in which the Corporation operates do not grow, or if prevailing economic conditions locally or nationally are unfavorable, its business could be adversely affected.

- ***Negative developments in the financial industry and the credit markets may subject the Corporation to additional regulation***. Negative developments in the financial industry and the domestic and international credit markets, and the impact of legislation in response to those developments, may negatively impact the Corporation's operations and financial performance. The Corporation and its subsidiaries are subject to regulation and examinations by various regulatory authorities.

  The potential exists for new federal or state regulations regarding lending and funding practices, capital requirements, deposit insurance premiums, other bank-focused special assessments and liquidity standards. Bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, which may result in the issuance of formal enforcement orders.

- ***The Corporation's future growth and liquidity needs may require the Corporation to raise additional capital in the future, but that capital may not be available when it is needed or may be available at an excessive cost.*** The Corporation is required by regulatory authorities to maintain adequate levels of capital to support its operations. The Corporation anticipates that current capital levels will satisfy regulatory requirements for the foreseeable future.

  The Corporation, however, may at some point choose to raise additional capital to support its continued growth. The Corporation's ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside of the Corporation's control. Accordingly, the Corporation may be unable to raise additional capital, if and when needed, on terms acceptable to the Corporation, or at all. If the Corporation cannot raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be materially impacted. In addition, future issuances of equity securities could dilute the interests of existing shareholders and could cause a decline in the Corporation's stock price.

  In addition to primary sources of liquidity in the form of principal and interest payments on outstanding loans and investments and deposits, the Corporation maintains secondary sources that provide it with additional liquidity. These secondary sources include secured and unsecured borrowings from sources such as the FRB and Federal Home Loan Bank (FHLB) and third-party commercial banks. The Corporation maintains a strong liquidity position and believes that it is well positioned to withstand current market conditions. However, market liquidity conditions have been negatively impacted by disruptions in the capital markets in the past and such disruptions could, in the future, have a negative impact on secondary sources of liquidity.

Changes in interest rates may have an adverse effect on the Corporation's net income or loss.

The Corporation is affected by fiscal and monetary policies of the Federal government, including those of the FRB, which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the FRB are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.

Net interest income is the most significant component of the Corporation's net income, accounting for approximately 76% of total revenues in 2010. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, could adversely affect the Corporation's net interest income and financial condition. Regional and local economic conditions as well as fiscal and monetary policies of the federal government, including those of the FRB, may affect prevailing interest rates. The Corporation cannot predict or control changes in interest rates.

The supervision and regulation to which the Corporation is subject can be a competitive disadvantage.

The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. In general, these laws and regulations establish: the eligible business activities for the Corporation; certain acquisition and merger restrictions; limitations on intercompany transactions such as loans and dividends; capital adequacy requirements; requirements for anti-money laundering programs; and other compliance matters, among other regulations. Compliance with these statutes and regulations is important to the Corporation's ability to engage in new activities and to consummate additional acquisitions. In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. While these statutes and regulations are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes and regulations increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

Federal and state banking regulators also possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability.

The federal government, the FRB and other governmental and regulatory bodies have taken, and may in the future take other actions, in response to the stress on the financial system. For example, in response to the recent stress affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (EESA) was enacted. Pursuant to the EESA, the U.S. Treasury was authorized to, among other things, deploy up to $750 billion into the financial system. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 was enacted, which amended EESA. Such actions, although intended to aid the financial markets, and continued volatility in the markets could materially and adversely affect the Corporation's business, financial condition and results of operations, or the trading price of the Corporation's common stock.

Recently enacted financial reform legislation may have a significant impact on the Corporation's business and results of operations.

On July 21, 2010, the President of the United States signed into law the Dodd-Frank Act. Among other things, the Dodd-Frank Act creates the Financial Stability Oversight Council, with oversight authority for monitoring and regulating systemic risk, and the Bureau of Consumer Financial Protection, which will have broad regulatory and enforcement powers over consumer financial products and services. The Dodd-Frank Act also changes the responsibilities of the current federal banking regulators, imposes additional corporate governance and disclosure requirements in areas such as executive compensation and proxy access, and limits or prohibits proprietary trading and hedge fund and private equity activities of banks. The scope of the Dodd-Frank Act impacts many aspects of the financial services industry, and it requires the development and adoption of many implementing regulations over the next several months and years. The effects of the Dodd-Frank Act on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them under the Dodd-Frank Act and the approaches taken in implementing regulations. Additional uncertainty regarding the effect of the Dodd-Frank Act exists due to the potential for additional legislative changes to the Dodd-Frank Act. The Corporation, as well as the broader financial services industry, is continuing to assess the potential impact of the Dodd-Frank Act on its business and operations, but at this stage, the extent of the impact cannot be determined with any degree of certainty. However, the Corporation is likely to be impacted by the Dodd-Frank Act in the areas of corporate governance, deposit insurance assessments, capital requirements, risk management, stress testing, and regulation under consumer protection laws.

Price fluctuations in securities markets, as well as other market events, such as a disruption in credit and other markets and the abnormal functioning of markets for securities, could have an impact on the Corporation's results of operations.

As of December 31, 2010, the Corporation's equity investments consisted of FHLB and Federal Reserve Bank stock ($96.4 million), common stocks of publicly traded financial institutions ($33.1 million), and mutual funds and other equity investments ($7.0 million). The value of the securities in the Corporation's equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and specific risks associated with the financial institution sector. Historically, gains on sales of stocks of other financial institutions had been a recurring component of the Corporation's earnings. However, general economic conditions and uncertainty surrounding the financial institution sector as a whole has impacted the value of these securities. Declines in bank stock values, in general, as well as, deterioration in the performance of specific banks could result in additional other-than-temporary impairment charges.

As of December 31, 2010, the Corporation had $122.2 million of corporate debt securities issued by financial institutions. As with stocks of financial institutions, continued declines in the values of these securities, combined with adverse changes in the expected cash flows from these investments, could result in additional other-than-temporary impairment charges. Included in corporate debt securities as of December 31, 2010 were $8.3 million in pooled trust preferred securities. Further deterioration in the ability of banks, within pooled trust preferred holdings, to make contractual debt payments could result in an adverse impact on the credit-related valuation portion of these securities.

As of December 31, 2010, the Corporation had $349.6 million of municipal securities issued by various municipalities in its investment portfolio. Ongoing uncertainty with respect to the financial viability of municipal insurers places much greater emphasis on the underlying strength of issuers. Increasing pressure on local tax revenues of issuers due to adverse economic conditions could also have an adverse impact on the underlying credit quality of issuers. The Corporation evaluates existing and potential holdings primarily on the underlying credit worthiness of the issuing municipality and then, to a lesser extent, on the credit enhancement corresponding to the individual issuance. As of December 31, 2010, approximately 94% of municipal securities were supported by the general obligation of corresponding municipalities. In addition, approximately 69% of these securities were school district issuances that are supported by the general obligation of the corresponding municipalities, as of December 31, 2010.

The Corporation's investment management and trust division, Fulton Financial Advisors, previously held student loan auction rate securities, also known as auction rate certificates (ARCs), for some of its customers' accounts. From the second quarter of 2008 through 2009, the Corporation purchased illiquid ARCs from customers of Fulton Financial Advisors. Total ARCs included in the Corporation's investment securities at December 31, 2010 were $260.7 million. Continued uncertainty with respect to resolution of auction rate security market illiquidity and the current low interest rate environment could adversely affect the performance of individual holdings.

The Corporation's investment management and trust services income could also be impacted by fluctuations in the securities markets. A portion of this revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, the Corporation's revenue could be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in securities markets.

If the goodwill that the Corporation has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on the Corporation's results of operations.

The Corporation has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. If the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to earnings in the period in which the impairment occurs. Based on its annual goodwill impairment tests, the Corporation determined that no impairment charges were necessary in 2009 or 2010. During 2008, the Corporation recorded a $90.0 million goodwill impairment charge. As of December 31, 2010, the Corporation had $535.5 million of goodwill on its consolidated balance sheet. There can be no assurance that future evaluations of goodwill will not result in additional impairment charges.

The competition the Corporation faces is significant and may reduce the Corporation's customer base and negatively impact the Corporation's results of operations.

There is significant competition among commercial banks in the market areas served by the Corporation. In addition, as a result of the deregulation of the financial industry, the Corporation also competes with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than the Corporation is with respect to the products and services they provide. Some of the Corporation's competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than the Corporation has and, as such, may have higher lending limits and may offer other services not offered by the Corporation.

The Corporation also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Competition may adversely affect the rates the Corporation pays on deposits and charges on loans, thereby potentially adversely affecting the Corporation's profitability. The Corporation's profitability depends upon its continued ability to successfully compete in the market areas it serves while achieving its objectives.

The heightened, industry-wide attention associated with the processing of residential mortgage foreclosures may adversely affect the Corporation's business.

In late 2010, the media began reporting on possible processing errors and documentation problems in mortgage foreclosures at several of the nation's largest banks and mortgage servicing businesses. As a result of the economic downturn which began in 2008 and which persists today, larger banks and mortgage servicing companies have been challenged with processing tens of thousands of foreclosures nationwide. It has been reported that, in some foreclosures, the procedural steps (which often vary by state and in some cases by local jurisdictions within a state) required to complete a foreclosure have not been followed. As a result, there were questions concerning the validity of some foreclosures. The foreclosure procedures used by banks and servicing companies have also come under scrutiny by consumer advocates, attorneys representing borrowers, state Attorney Generals and banking regulators.

As a financial institution, the Corporation offers a variety of residential mortgage loan products. A majority of the mortgage loans originated by the Corporation are made in the Corporation's five-state market. The Corporation also services loans owned by investors in accordance with the investors' guidelines. A small percentage of the Corporation's residential mortgage borrowers default on their mortgage loans. When this occurs, the Corporation attempts to resolve the default in a way that provides the greatest return to the Corporation or is in accordance with investor guidelines; typically, options are pursued that allow the borrower to remain the owner of their home. However, when these efforts are not successful, it becomes necessary for the Corporation to foreclose on the loan. Unlike larger banks and mortgage servicers, however, the Corporation analyzes whether foreclosure is necessary on a case-by-case basis and the number of residential foreclosures undertaken by the Corporation is not substantial. The Corporation only initiated approximately 400 residential foreclosure actions during 2010 for residential loans the Corporation owned or serviced for investors.

Although the number of foreclosures undertaken by the Corporation on residential mortgage loans in its portfolio or that the Corporation services for others is substantially less than those of larger banks and mortgage servicers, the Corporation has recently received inquiries from banking regulators, title insurance companies and others regarding its foreclosure procedures. As a result of these inquiries and the publicity surrounding the mortgage foreclosure area nationally, the Corporation has reviewed the requirements for foreclosures in each of the states where most of its foreclosures occur and its own foreclosure procedures. In addition, the Corporation has consulted with the law firms it uses to undertake foreclosures in each of the states in its primary markets and in other states where it has substantial mortgage lending activities regarding foreclosure procedures. The Corporation will continue to conduct such reviews and consultation. The Corporation does not expect any deficiencies that it has discovered, or which it might discover in the future, as a result of these reviews and consultations to have a material impact on the financial position or results of operations of the Corporation.

Increases in FDIC insurance premiums may adversely affect the Corporation's earnings.

In response to the impact of economic conditions since 2008 on banks generally and on the FDIC deposit insurance fund, the FDIC changed its risk-based assessment system and increased base assessment rates. On November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years' worth of premiums to replenish the depleted insurance fund.

In February 2011, as required under the Dodd-Frank Act, the FDIC issued a ruling pursuant to which the assessment base against which FDIC assessments for deposit insurance are made will change. Instead of FDIC insurance assessments being based upon an insured bank's deposits, FDIC insurance assessments will generally be based on an insured bank's total average assets minus average tangible equity. With this change, the Corporation expects that its overall FDIC insurance cost will decline. However, a change in the risk categories applicable to the Corporation's bank subsidiaries, further adjustments to base assessment rates and any special assessments could have a material adverse effect on the Corporation.

The Dodd-Frank Act also requires that the FDIC take steps necessary to increase the level of the Deposit Insurance Fund to 1.35% of total insured deposits by September 30, 2020. In October 2010, the FDIC adopted a Restoration Plan to achieve that goal. Certain elements of the Restoration Plan are left to future FDIC rulemaking, as are the potential for increases to the assessment rates, which may become necessary to achieve the targeted level of the DIF. Future FDIC rulemaking in this regard may have a material adverse effect on the Corporation.

The Corporation is a holding company and relies on dividends from its subsidiaries for substantially all of its revenue and its ability to make dividends, distributions and other payments.

The Corporation is a separate and distinct legal entity from its banking and nonbanking subsidiaries, and depends on the payment of dividends from its subsidiaries, principally its banking subsidiaries, for substantially all of its revenues. As a result, the Corporation's ability to make dividend payments on its common stock depends primarily on certain federal and state regulatory considerations and the receipt of dividends and other distributions from its subsidiaries. There are various regulatory and prudential supervisory restrictions, which may change from time to time, that impact on the ability of its banking subsidiaries to pay dividends or make other payments to it. For additional information regarding the regulatory restrictions Corporation and its subsidiaries, see "Item 1 Business - Supervision and Regulation".

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition and results of operations of the Corporation's banking subsidiaries, the applicable regulatory authority might deem the Corporation to be engaged in an unsafe or unsound practice if its banking subsidiaries were to pay dividends. The Federal Reserve and the Office of the Comptroller of the Currency have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. In 2009, the FRB released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform its Federal Reserve Bank and should eliminate, defer or significantly reduce its dividends if (1) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (2) the bank holding company's prospective rate of earnings is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (3) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Anti-takeover provisions could negatively impact the Corporation's shareholders.

Provisions of Pennsylvania law and of the Corporation's Amended and Restated Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire control of the Corporation or have the effect of discouraging a third party from attempting to acquire control of the Corporation. The Corporation's Amended and Restated Articles of Incorporation and Bylaws include certain provisions which may be considered to be "anti-takeover" in nature because they may have the effect of discouraging or making more difficult the acquisition of control over the Corporation by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect the Corporation's shareholders by providing a measure of assurance that the Corporation's shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, the anti-takeover provisions set forth in the Corporation's Amended and Restated Articles of Incorporation and Bylaws, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to the Corporation's common stock. To the extent that these provisions actually discourage such a transaction, holders of the Corporation's common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, some of these provisions make it more difficult to remove, and thereby may serve to entrench, the Corporation's incumbent directors and officers, even if their removal would be regarded by some shareholders as desirable.

The Corporation relies on its systems and certain counterparties, and certain failures could materially affect its operations.

The Corporation's businesses are dependent on its ability to process, record and monitor a large number of transactions. If any of its financial, accounting, or other data processing systems fail or have other significant shortcomings, the Corporation could be materially adversely affected. Third parties with which the Corporation does business could also be sources of operational risk to the Corporation, including relating to breakdowns or failures of such parties' own systems. Any of these occurrences could diminish the Corporation's ability to operate one or more of the Corporation's businesses, or result in potential liability to clients, reputational damage and regulatory intervention, any of which could materially adversely affect the Corporation.

If personal, confidential or proprietary information of customers or clients in the Corporation's possession were to be mishandled or misused, the Corporation could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of the Corporation's systems, employees or counterparties, or where such information is intercepted or otherwise inappropriate taken by third parties.

The Corporation may be subject to disruptions of the Corporation's operating systems arising from events that are wholly or partially beyond the Corporation's control, which may include, for example, computer viruses or electrical or telecommunications outages, natural disasters, disease pandemics or other damage to property or physical assets or terrorist acts. Such disruptions may give rise to losses in service to customers and loss or liability to the Corporation.

The Corporation's framework for managing risks may not be effective in mitigating risk and loss to the Corporation.

The Corporation's risk management framework seeks to mitigate risk and loss. The Corporation has established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which the Corporation is subject, including liquidity risk, credit risk, market risk and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to the Corporation's risk management strategies and there may exist, or develop in the future, risks that the Corporation has not appropriately anticipated or identified. If the Corporation's risk management framework proves to be ineffective, the Corporation could suffer unexpected losses and could be materially adversely affected.

Negative publicity could damage the Corporation's reputation.

Reputation risk, or the risk to the Corporation's earnings and capital from negative public opinion, is inherent in the Corporation's business. Negative public opinion could adversely affect the Corporation's ability to keep and attract customers and expose it to adverse legal and regulatory consequences. Negative public opinion could result from the Corporation's actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory, compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information and from actions taken by government regulators and community organizations in response to that conduct. Because the Corporation conducts the majority of its businesses under the "Fulton" brand, negative public opinion about one business could affect the Corporation's other businesses.

The Corporation may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

The Corporation maintains systems and procedures designed to ensure that it complies with applicable laws and regulations. However, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. For example, the Corporation is subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage the Corporation's reputation (see above) and could restrict the ability of institutional investment managers to invest in the Corporation's securities.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes the Corporation's full-service branch properties, by subsidiary bank, as of December 31, 2010. Remote service facilities (mainly stand-alone automated teller machines) are excluded.

Subsidiary Bank	Owned	Leased	Total Branches
Fulton Bank, N.A.	45	74	119
The Bank	32	16	48
The Columbia Bank	9	31	40
Skylands Community Bank	7	19	26
Lafayette Ambassador Bank	6	17	23
FNB Bank, N.A.	6	2	8
Swineford National Bank	5	2	7
Total	110	161	271

The following table summarizes the Corporation's other significant administrative properties. Banking subsidiaries also maintain administrative offices at their respective main banking branches, which are included within the preceding table.

Entity	Property	Location	Owned/ Leased
Fulton Bank, N.A./Fulton Financial Corporation	Corporate Headquarters	Lancaster, PA	(1)
Fulton Financial Corporation	Operations Center	East Petersburg, PA	Owned
Fulton Bank, N.A.	Operations Center	Mantua, NJ	Owned
Lafayette Ambassador Bank	Operations Center	Bethlehem, PA	Owned

(1) Includes approximately 100,000 square feet which is owned by an independent third-party who financed the construction through a loan from Fulton Bank. The Corporation is leasing this space from the third-party in an arrangement accounted for as a capital lease. The lease term expires in 2027. The Corporation owns the remainder of the Corporate Headquarters location. This property also includes a Fulton Bank, N.A. branch, which is included in the preceding table.

Item 3. Legal Proceedings

There are no legal proceedings pending against Fulton Financial Corporation or any of its subsidiaries which are expected to have a material impact upon the financial position and/or the operating results of the Corporation.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

As of December 31, 2010, the Corporation had 199.1 million shares of $2.50 par value common stock outstanding held by approximately 45,000 holders of record. The closing price per share of the Corporation's common stock on December 31, 2010 was $10.34. The common stock of the Corporation is traded on the Global Select Market of The NASDAQ Stock Market under the symbol FULT.

The following table presents the quarterly high and low prices of the Corporation's common stock and per common share cash dividends declared for each of the quarterly periods in 2010 and 2009.

	Price Range		Per Common Share
	High	Low	Dividend
2010			
First Quarter	**$ 10.57**	**$ 8.33**	**$ 0.03**
Second Quarter	**11.75**	**9.30**	**0.03**
Third Quarter	**10.56**	**8.15**	**0.03**
Fourth Quarter	**10.64**	**8.51**	**0.03**
2009			
First Quarter	$ 10.05	$ 5.09	$ 0.03
Second Quarter	7.93	4.75	0.03
Third Quarter	8.00	4.72	0.03
Fourth Quarter	9.00	6.77	0.03

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about options outstanding under the Corporation's 2004 Stock Option and Compensation Plan as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	6,432,264	$12.17	12,999,002
Equity compensation plans not approved by security holders	0	N/A	0
Total	6,432,264	$12.17	12,999,002

Performance Graph

The graph below shows cumulative investment returns to shareholders based on the assumptions that (A) an investment of $100.00 was made on December 31, 2005, in each of the following: (i) Fulton Financial Corporation common stock; (ii) the stock of all U. S. companies traded on The NASDAQ Stock Market and (iii) common stock of the performance peer group approved by the Board of Directors on September 21, 2004 consisting of bank and financial holding companies located throughout the United States with assets between $6-20 billion which were not a party to a merger agreement as of the end of the period and (B) all dividends were reinvested in such securities over the past five years. The graph is not indicative of future price performance.

The graph below is furnished under this Part II, Item 5 of this Form 10-K and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended.


Total Return Performance
140
120
100
80
60
40
20
Index Value
Fulton Financial Corporation
NASDAQ Composite
Fulton Financial 2010 Peer Group
2005
2006
2007
2008
2009
2010

(1) A listing of the Fulton Financial Peer Group is located under the heading "Compensation Discussion and Analysis" within the Corporation's 2011 Proxy Statement.

	Year Ending December 31					
Index	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**
Fulton Financial Corporation	100.00	103.24	72.42	65.44	60.39	72.48
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
Fulton Financial 2010 Peer Group	100.00	109.02	90.95	86.09	77.13	88.26

Issuer Purchases of Equity Securities

Not Applicable.

Item 6. Selected Financial Data

5-YEAR CONSOLIDATED SUMMARY OF FINANCIAL RESULTS
(dollars in thousands, except per-share data)

	2010	2009	2008	2007	2006
SUMMARY OF OPERATIONS					
Interest income	**$ 745,373**	$ 786,467	$ 867,494	$ 939,577	$ 864,507
Interest expense	**186,627**	265,513	343,346	450,833	378,944
Net interest income	**558,746**	520,954	524,148	488,744	485,563
Provision for credit losses	**160,000**	190,020	119,626	15,063	3,498
Investment securities gains (losses), net	**701**	1,079	(58,241)	1,740	7,439
Other income, excluding investment securities gains (losses)	**184,201**	174,781	158,228	148,586	144,506
Gain on sale of credit card portfolio	**0**	0	13,910	0	0
Other expenses	**410,907**	417,462	409,466	407,757	368,061
Goodwill impairment	**0**	0	90,000	0	0
Income before income taxes	**172,741**	89,332	18,953	216,250	265,949
Income taxes	**44,409**	15,408	24,570	63,532	80,422
Net income (loss)	**128,332**	73,924	(5,617)	152,718	185,527
Preferred stock dividends and discount accretion	**(16,303)**	(20,169)	(463)	0	0
Net income (loss) available to common shareholders	**$ 112,029**	$ 53,755	$ (6,080)	$ 152,718	$ 185,527
PER COMMON SHARE					
Net income (loss) (basic)	**$ 0.59**	$ 0.31	$ (0.03)	$ 0.88	$ 1.07
Net income (loss) (diluted)	**0.59**	0.31	(0.03)	0.88	1.06
Cash dividends	**0.120**	0.120	0.600	0.598	0.581
RATIOS					
Return on average assets	**0.78%**	0.45%	(0.04%)	1.01%	1.30%
Return on average common shareholders' equity	**6.29**	3.54	(0.38)	9.98	12.84
Return on average tangible common shareholders' equity (1)	**9.39**	5.96	9.33	18.16	23.87
Net interest margin	**3.80**	3.52	3.70	3.66	3.82
Efficiency ratio	**53.49**	57.88	56.48	61.33	56.15
Ending tangible common equity to tangible assets	**8.47**	6.30	5.97	6.03	5.98
Dividend payout ratio	**20.34**	38.70	N/M	68.00	54.80
PERIOD-END BALANCES					
Total assets	**$16,275,254**	$16,635,635	$16,185,106	$15,923,098	$14,918,964
Investment securities	**2,861,484**	3,267,086	2,724,841	3,153,552	2,878,238
Loans, net of unearned income	**11,933,307**	11,972,424	12,042,620	11,204,424	10,374,323
Deposits	**12,388,581**	12,097,914	10,551,916	10,105,445	10,232,469
Short-term borrowings	**674,077**	868,940	1,762,770	2,383,944	1,680,840
Federal Home Loan Bank advances and long-term debt	**1,119,450**	1,540,773	1,787,797	1,642,133	1,304,148
Shareholders' equity	**1,880,389**	1,936,482	1,859,647	1,574,920	1,516,310
AVERAGE BALANCES					
Total assets	**$16,426,459**	$16,480,673	$15,976,871	$15,090,458	$14,297,681
Investment securities	**2,899,925**	3,137,708	2,924,340	2,843,478	2,869,862
Loans, net of unearned income	**11,958,435**	11,975,899	11,595,243	10,736,566	9,892,082
Deposits	**12,343,844**	11,637,125	10,016,528	10,222,594	9,955,247
Short-term borrowings	**587,602**	1,043,279	2,336,526	1,574,495	1,653,974
Federal Home Loan Bank advances and long-term debt	**1,326,449**	1,712,630	1,822,115	1,579,527	1,069,868
Shareholders' equity	**1,977,166**	1,889,561	1,609,828	1,530,613	1,444,793

N/M – Not meaningful.

(1) Net income (loss) available to common shareholders, as adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, net of goodwill and intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) concerns Fulton Financial Corporation (the Corporation), a financial holding company registered under the Bank Holding Company Act and incorporated under the laws of the Commonwealth of Pennsylvania in 1982, and its wholly owned subsidiaries. Management's Discussion should be read in conjunction with the consolidated financial statements and other financial information presented in this report.

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to its financial condition and results of operations and business. Many factors could affect future financial results including, without limitation: the impact of adverse changes in the economy and real estate markets; increases in non-performing assets which may reduce the level of the earning assets and require the Corporation to increase the allowance for credit losses, charge-off loans and to incur elevated collection and carrying costs related to such non-performing assets; acquisition and growth strategies; market risk; changes or adverse developments in political or regulatory conditions; a disruption in or abnormal functioning of credit and other markets, including the lack of or reduced access to markets for mortgages and other asset-backed securities and for commercial paper and other short-term borrowings; changes in the levels of, or methodology for determining, FDIC deposit insurance premiums and assessments; the effect of competition and interest rates on net interest margin and net interest income; investment strategy and other income growth; investment securities gains and losses; declines in the value of securities which may result in charges to earnings; changes in rates of deposit and loan growth or a decline in loans originated; balances of risk-sensitive assets to risk-sensitive liabilities; salaries and employee benefits and other expenses; amortization of intangible assets; goodwill impairment; capital and liquidity strategies, and other financial and business matters for future periods. Do not unduly rely on forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties, some of which are beyond the Corporation's control and ability to predict, that could cause actual results to differ materially from those expressed in the forward-looking statements. The Corporation undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Net income available to common shareholders increased $58.3 million, or 108.4%, to $112.0 million in 2010 as compared to $53.8 million in 2009. Diluted net income per common share increased $0.28, or 90.3%, to $0.59 in 2010 from $0.31 in 2009. The following is a summary of the significant factors impacting the Corporation's financial performance in 2010.

Asset Quality – The financial services industry continued to be challenged by general economic conditions throughout 2010. While there had been some improvements in local and national economic conditions during the year, the economic recovery in general has been slower than expected, and conditions remain unsettled.

The most notable area where the improving, but unstable, economic conditions were evident was in asset quality, which saw some deterioration during the first nine months of 2010, but showed signs of improvement during the fourth quarter. The provision for credit losses decreased $30.0 million, or 15.8%, to $160.0 million in 2010, as compared to $190.0 million in 2009. While both non-performing assets and net charge-offs increased, additional provisions for credit losses were not needed as allowance allocations were considered to be sufficient. This relationship between the provision for credit losses and net charge-offs is not unusual, since the recognition of losses through the provision generally occurs before such losses are realized through a charge-off against the allowance for credit losses. In the fourth quarter of 2010, non-performing assets and delinquency levels both improved in comparison to the third quarter. This was the first time improvements in these measures in comparison to the preceding quarter had occurred since the second quarter of 2006.

While there is still much uncertainty about the economic outlook and the potential effects on financial performance, particularly asset quality, the Corporation believes that it has taken the appropriate steps to manage its exposures and continues to actively monitor its portfolio for signs of further deterioration.

Net Interest Income and Net Interest Margin – Net interest income increased $37.8 million, or 7.3%, to $558.7 million in 2010 as compared to $521.0 million in 2009. The net interest margin increased 28 basis points, or 8.0%, to 3.80% in 2010 as compared to 3.52% in 2009. The increases in both net interest income and net interest margin were primarily attributable to decreases in funding costs as interest rates remained at historically low levels throughout the year. In addition, average core demand and savings accounts increased $1.2 billion, or 19.5%, which also contributed to a decrease in funding costs, as well as an improvement in the Corporation's overall liquidity position. This increase in deposits reduced the Corporation's wholesale funding position, mostly through reductions to average Federal funds purchased and advances from the Federal Home Loan Bank (FHLB).

Other Income Growth – Total other income increased $9.0 million, or 5.1%, mainly due to a $4.2 million, or 16.9%, increase in mortgage banking income and a $4.6 million, or 11.4%, increase in other service charges and fees. Mortgage banking income increased as margins on loans sold increased, while refinance volumes remained high in the low interest rate environment that existed for most of 2010. Other service charges growth was driven by higher debit card, foreign currency processing and merchant fee transaction volumes.

Expense Control – Total other expenses decreased $6.6 million, or 1.6%, and the efficiency ratio improved to 53.5% in 2010 as compared to 57.9% in 2009. While 2009 expenses included a one-time $7.7 million FDIC assessment, other discretionary expenses remained well-controlled during 2010.

Common Stock Offering and Exit from Capital Purchase Program – In May 2010, the Corporation issued 21.8 million shares of its common stock, in an underwritten public offering, for net proceeds of $226.3 million. As a result of this common stock issuance, weighted average diluted shares increased to 191.4 million in 2010 from 175.9 million in 2009.

In July 2010, the Corporation redeemed all 376,500 outstanding shares of its Series A preferred stock with a total payment to the U. S. Treasury Department (UST) of $379.6 million, consisting of $376.5 million of principal and $3.1 million of dividends. In September 2010, the Corporation repurchased an outstanding common stock warrant for the purchase of 5.5 million shares of its common stock for $10.8 million, completing the Corporation's participation in the UST's Capital Purchase Program (CPP).

As a result of the exit from CPP, preferred stock dividends and accretion decreased $3.9 million, or 19.2%. In addition, shareholders' equity decreased $56.1 million, or 2.9%, at December 31, 2010 in comparison to 2009. Despite the decrease in shareholders' equity, all regulatory capital ratios exceeded the minimum levels to be considered "well-capitalized" by at least 400 basis points.

Legislation and Regulation – On July 21, 2010, the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). Among other things, the Dodd-Frank Act creates the Financial Stability Oversight Council, with oversight authority for monitoring and regulating systemic risk, and the Bureau of Consumer Financial Protection, which will have broad regulatory and enforcement powers over consumer financial products and services. The Dodd-Frank Act also changes the responsibilities of the current federal banking regulators, imposes additional corporate governance and disclosure requirements in areas such as executive compensation and proxy access, and limits or prohibits proprietary trading and hedge fund and private equity activities of banks. The scope of the Dodd-Frank Act impacts many aspects of the financial services industry, and it requires the development and adoption of many implementing regulations over the next several months and years. The effects of the Dodd-Frank Act on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them under the Dodd-Frank Act and the approaches taken in implementing regulations. Additional uncertainty regarding the effect of the Dodd-Frank Act exists due to the potential for additional legislative changes to the Dodd-Frank Act. The Corporation, as well as the broader financial services industry, is continuing to assess the potential impact of the Dodd-Frank Act on its business and operations, but at this stage, the extent of the impact cannot be determined with any degree of certainty. However, the Corporation is likely to be impacted by the Dodd-Frank Act in the areas of corporate governance, deposit insurance assessments, capital requirements, risk management, stress testing, and regulation under consumer protection laws.

Summary Financial Results

The Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and/or maintaining or increasing the net interest margin, which is net interest income (fully taxable-equivalent) as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, such as loans, investments, or properties. Offsetting these revenue sources are provisions for credit losses on loans, operating expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	2010	2009
Net income available to common shareholders (in thousands)	**$ 112,029**	$ 53,755
Diluted net income per common share (1)	**$ 0.59**	$ 0.31
Return on average assets	**0.78%**	0.45%
Return on average common equity (2)	**6.29%**	3.54%
Return on average tangible common equity (3)	**9.39%**	5.96%
Net interest margin (4)	**3.80%**	3.52%
Efficiency ratio	**53.49%**	57.88%
Non-performing assets to total assets	**2.22%**	1.83%
Net charge-offs to average loans	**1.19%**	0.94%

(1) Net income available to common shareholders divided by diluted weighted average common shares outstanding.

(2) Net income available to common shareholders divided by average common shareholders' equity.

(3) Net income available to common shareholders, as adjusted for intangible amortization (net of tax), divided by average common shareholders' equity, net of goodwill and intangible assets.

(4) Presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate and statutory interest expense disallowances. See also "Net Interest Income" section of Management's Discussion.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the most significant component of the Corporation's net income. The Corporation manages the risk associated with changes in interest rates through the techniques described in the "Market Risk" section of Management's Discussion. Fully taxable-equivalent (FTE) net interest income increased $37.8 million, or 7.0%, to $574.3 million in 2010. This increase was the net result of a $41.1 million decrease in FTE interest income and a $78.9 million decrease in interest expense.

The following table provides a comparative average balance sheet and net interest income analysis for 2010 compared to 2009 and 2008. Interest income and yields are presented on an FTE basis, using a 35% Federal tax rate and statutory interest expense disallowances. The discussion following this table is based on these tax-equivalent amounts.

(dollars in thousands)	2010			2009			2008		
	Average Balance	**Interest (1)**	**Yield/ Rate**	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
ASSETS									
Interest-earning assets:									
Loans, net of unearned income (2)	**$ 11,958,435**	**$ 637,438**	**5.33%**	$ 11,975,899	$ 655,384	5.47%	$ 11,595,243	$ 732,533	6.32%
Taxable inv. securities (3)	**2,403,206**	**96,237**	**4.00**	2,548,810	112,945	4.43	2,228,204	110,220	4.95
Tax-exempt inv. securities (3)	**357,427**	**20,513**	**5.74**	451,828	25,180	5.57	512,920	27,904	5.44
Equity securities (3)	**139,292**	**3,103**	**2.23**	137,070	2,917	2.13	183,216	6,520	3.56
Total investment securities	**2,899,925**	**119,853**	**4.13**	3,137,708	141,042	4.50	2,924,340	144,644	4.95
Loans held for sale	**69,157**	**3,088**	**4.47**	105,067	5,390	5.13	93,085	5,701	6.12
Other interest-earning assets	**192,888**	**505**	**0.26**	21,255	196	0.92	21,503	586	2.71
Total interest-earning assets	**15,120,405**	**760,884**	**5.04**	15,239,929	802,012	5.27	14,634,171	883,464	6.04
Noninterest-earning assets:									
Cash and due from banks	**268,615**			305,410			318,524		
Premises and equipment	**204,316**			203,865			197,967		
Other assets (3)	**1,114,678**			952,597			951,270		
Less: Allowance for loan losses	**(281,555)**			(221,128)			(125,061)		
Total Assets	**$ 16,426,459**			$ 16,480,673			$ 15,976,871		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	**$ 2,099,026**	**$ 7,341**	**0.35%**	$ 1,857,081	$ 7,995	0.43%	$ 1,714,029	$ 13,168	0.77%
Savings deposits	**3,124,157**	**19,889**	**0.63**	2,425,864	19,487	0.80	2,152,158	28,520	1.32
Time deposits	**5,016,645**	**95,129**	**1.90**	5,507,090	153,344	2.78	4,502,399	170,426	3.79
Total interest-bearing deposits	**10,239,828**	**122,359**	**1.19**	9,790,035	180,826	1.85	8,368,586	212,114	2.53
Short-term borrowings	**587,602**	**1,455**	**0.25**	1,043,279	3,777	0.36	2,336,526	50,091	2.12
Long-term debt	**1,326,449**	**62,813**	**4.74**	1,712,630	80,910	4.72	1,822,115	81,141	4.45
Total interest-bearing liabilities	**12,153,879**	**186,627**	**1.54**	12,545,944	265,513	2.12	12,527,227	343,346	2.74
Noninterest-bearing liabilities:									
Demand deposits	**2,104,016**			1,847,090			1,647,942		
Other	**191,398**			198,078			191,874		
Total Liabilities	**14,449,293**			14,591,112			14,367,043		
Shareholders' equity	**1,977,166**			1,889,561			1,609,828		
Total Liabs. and Equity	**$ 16,426,459**			$ 16,480,673			$ 15,976,871		
Net interest income/net interest margin (FTE)		**574,257**	**3.80%**		536,499	3.52%		540,118	3.70%
Tax equivalent adjustment		**(15,511)**			(15,545)			(15,970)	
Net interest income		**$ 558,746**			$ 520,954			$ 524,148	

(1) Includes dividends earned on equity securities.
(2) Includes non-performing loans.
(3) Includes amortized historical cost for available for sale securities; the related unrealized holding gains (losses) are included in other assets.

The following table sets forth a summary of changes in FTE interest income and expense resulting from changes in average balances (volumes) and changes in rates:

	2010 vs. 2009 Increase (decrease) due To change in			2009 vs. 2008 Increase (decrease) due To change in		
	Volume	**Rate**	**Net**	Volume	Rate	Net
			(in thousands)			
Interest income on:						
Loans and leases	**$ (955)**	**$ (16,991)**	**$ (17,946)**	$ 23,414	$ (100,563)	$ (77,149)
Taxable investment securities	**(6,221)**	**(10,487)**	**(16,708)**	12,787	(10,062)	2,725
Tax-exempt investment securities	**(5,398)**	**731**	**(4,667)**	(3,391)	667	(2,724)
Equity securities	**48**	**138**	**186**	(1,388)	(2,215)	(3,603)
Loans held for sale	**(1,669)**	**(633)**	**(2,302)**	681	(992)	(311)
Other interest-earning assets	**541**	**(232)**	**309**	(7)	(383)	(390)
Total interest-earning assets	**$ (13,654)**	**$ (27,474)**	**$ (41,128)**	$ 32,096	$ (113,548)	$ (81,452)
Interest expense on:						
Demand deposits	**$ 962**	**$ (1,616)**	**$ (654)**	$ 1,022	$ (6,195)	$ (5,173)
Savings deposits	**5,087**	**(4,685)**	**402**	3,202	(12,235)	(9,033)
Time deposits	**(12,705)**	**(45,510)**	**(58,215)**	33,428	(50,510)	(17,082)
Short-term borrowings	**(1,347)**	**(975)**	**(2,322)**	(18,535)	(27,779)	(46,314)
Long-term debt	**(18,287)**	**190**	**(18,097)**	(5,023)	4,792	(231)
Total interest-bearing liabilities	**$ (26,290)**	**$ (52,596)**	**$ (78,886)**	$ 14,094	$ (91,927)	$ (77,833)

Note: Changes which are partially attributable to both volume and rate are allocated to the volume and rate components presented above based on the percentage of the direct changes that are attributable to each component.

2010 vs. 2009

FTE interest income decreased $41.1 million, or 5.1%. A 23 basis point, or 4.4%, decrease in average rates resulted in a $27.5 million decrease in interest income, while a $119.5 million, or 0.8%, decrease in average interest-earning assets resulted in a $13.7 million decrease in interest income.

Average loans decreased $17.5 million. The following table summarizes the changes in average loans by type:

	2010	2009	Increase (decrease) $	%
		(dollars in thousands)		
Real estate - commercial mortgage	**$ 4,333,371**	$ 4,135,486	$ 197,885	4.8%
Commercial - industrial, financial and agricultural	**3,681,692**	3,673,654	8,038	0.2
Real estate - home equity	**1,642,999**	1,665,834	(22,835)	(1.4)
Real estate - residential mortgage	**977,909**	938,187	39,722	4.2
Real estate - construction	**889,267**	1,111,863	(222,596)	(20.0)
Consumer	**363,066**	368,651	(5,585)	(1.5)
Leasing and other	**70,131**	82,224	(12,093)	(14.7)
Total	**$11,958,435**	$11,975,899	$ (17,464)	(0.1%)

Overall loan demand continued to be weak during 2010 as a result of general economic conditions. In addition, the Corporation continued to manage risk by reducing its exposure in certain loan types, particularly construction loans. As a result, increases resulting from new originations were more than offset by decreases due to repayments and charge-offs.

Geographically, the $197.9 million, or 4.8%, increase in commercial mortgages was within the Corporation's Pennsylvania ($127.8 million, or 5.9%), Maryland ($31.3 million, or 8.8%), New Jersey ($21.1 million, or 1.8%) and Virginia ($17.6 million, or 5.4%) markets.

The $39.7 million, or 4.2%, increase in residential mortgages was largely due to the Corporation's retention in portfolio of certain 10 and 15 year fixed rate mortgages and certain adjustable rate mortgages with longer initial repricing terms. The majority of these loans were underwritten to the standards required for sale to third-party investors, however, the Corporation elected to retain them in portfolio to partially mitigate the impact of decreases in average interest-earning assets.

The $222.6 million, or 20.0% decrease in construction loans was primarily due to efforts to decrease credit exposure in this portfolio as new loan originations decreased during the current year. In addition, $66.4 million of charge-offs recorded in 2010 contributed to the decrease. Geographically, the decline was primarily in the Corporation's Maryland ($91.6 million, or 31.2%), Virginia ($65.8 million, or 23.6%) and New Jersey ($62.4 million, or 28.6%) markets.

The average yield on loans during 2010 of 5.33% represented a 14 basis point, or 2.6%, decrease in comparison to 2009, despite the average prime rate remaining at 3.25% for both 2010 and 2009. The decrease in average yields on loans was attributable to repayments of higher-yielding loans and declining average rates on fixed and adjustable rate loans which, unlike floating rate loans, have a lagged repricing effect. In addition, approximately one-third of the floating rate portfolio is based on an index rate other than prime, such as the one-month London Interbank Offering Rate, or LIBOR, which decreased on average from 2009 to 2010.

Average investments decreased $237.8 million, or 7.6%, due largely to maturities of mortgage-backed securities, state and municipal securities and U.S. government sponsored agency securities, partially offset by an increase in collateralized mortgage obligations. During 2010, the proceeds from the maturities and sales of securities were not fully reinvested into the portfolio because current rates on many investment options were not attractive. The average yield on investments decreased 37 basis points, or 8.2%, from 4.50% in 2009 to 4.13% in 2010, as the reinvestment of cash flows and incremental purchases of taxable investment securities were at yields that were lower than the overall portfolio yield.

Other interest-earning assets increased $171.6 million, or 807.5%, due to a lack of attractive investment alternatives.

Interest expense decreased $78.9 million, or 29.7%, to $186.6 million in 2010 from $265.5 million in 2009. Of this decrease, $52.6 million resulted from a 58 basis point, or 27.4%, decrease in the average cost of total interest-bearing liabilities. The remainder of the decrease in interest expense, $26.3 million, resulted from a $392.1 million, or 3.1%, decrease in average interest-bearing liabilities.

The following table summarizes the changes in average deposits, by type:

	2010	2009	Increase (decrease) $	%
	(dollars in thousands)			
Noninterest-bearing demand	**$ 2,104,016**	$ 1,847,090	$ 256,926	13.9%
Interest-bearing demand	**2,099,026**	1,857,081	241,945	13.0
Savings	**3,124,157**	2,425,864	698,293	28.8
Total demand and savings	**7,327,199**	6,130,035	1,197,164	19.5
Time deposits	**5,016,645**	5,507,090	(490,445)	(8.9)
Total deposits	**$ 12,343,844**	$ 11,637,125	$ 706,719	6.1%

Total demand and savings accounts increased $1.2 billion, or 19.5%, which was consistent with industry trends as economic conditions have slowed spending and encouraged saving. The increase in noninterest-bearing accounts was primarily due to a $217.8 million, or 17.5%, increase in business account balances. The increase in interest-bearing demand and savings accounts consisted of a $468.6 million, or 17.8%, increase in personal account balances, a $284.9 million, or 30.7%, increase in municipal account balances and a $186.8 million, or 26.1%, increase in business account balances. Growth in business account balances was due, in part, to businesses being required to keep higher balances on hand to offset service fees, as well as a migration away from the Corporation's cash management products due to low interest rates. The increase in personal account balances was a result of a decrease in customer certificates of deposit as well as the Corporation's promotional efforts with a focus on building customer relationships.

The $490.4 million decrease in time deposits consisted of a $353.4 million, or 6.6%, decrease in retail customer certificates of deposits and a $137.1 million, or 93.2%, decrease in brokered certificates of deposit. The decrease in customer certificates of deposit was in accounts with original maturity terms of less than one year of $901.6 million, or 33.8%, partially offset by an increase in accounts with original maturity terms of greater than one year of $586.4 million, or 34.4%. As noted above, the decrease in short-term customer certificates of deposit was largely due to customers migrating funds to interest-bearing savings and demand accounts in anticipation of rising rates. The growth in longer-term certificates of deposit was due to the Corporation's continuing focus on building customer relationships, while at the same time extending funding maturities at reasonable rates over a longer time horizon. The decrease in brokered certificates of deposit occurred because the significant growth in customer funding reduced the need for non-core funding alternatives.

The average cost of interest-bearing deposits decreased 66 basis points, or 35.7%, from 1.85% in 2009 to 1.19% in 2010, primarily due to the maturities of higher-rate certificates of deposit. The average cost of time deposits decreased 88 basis points, or 31.7%. During 2010, $5.2 billion of time deposits matured at a weighted average rate of 1.69%, while $4.9 billion of time deposits were issued at a weighted average rate of 1.11%.

The following table summarizes the changes in average borrowings, by type:

			Increase (decrease)	
	2010	2009	$	%
	(dollars in thousands)			
Short-term borrowings:				
Customer repurchase agreements	**$ 252,634**	$ 254,662	$ (2,028)	(0.8%)
Customer short-term promissory notes	**209,766**	287,231	(77,465)	(27.0)
Total short-term customer funding	**462,400**	541,893	(79,493)	(14.7)
Federal funds purchased	**125,202**	453,268	(328,066)	(72.4)
Federal Reserve Bank borrowings	**0**	46,137	(46,137)	(100.0)
Other short-term borrowings	**0**	1,981	(1,981)	(100.0)
Total other short-term borrowings	**125,202**	501,386	(376,184)	(75.0)
Total short-term borrowings	**587,602**	1,043,279	(455,677)	(43.7)
Long-term debt:				
FHLB Advances	**943,118**	1,329,482	(386,364)	(29.1)
Other long-term debt	**383,331**	383,148	183	0.0
Total long-term debt	**1,326,449**	1,712,630	(386,181)	(22.5)
Total	**$ 1,914,051**	$ 2,755,909	$ (841,858)	(30.5%)

The $79.5 million, or 14.7%, decrease in short-term customer funding resulted primarily from customers transferring funds from the cash management program to deposits due to the low interest rate environment. The decreases in Federal funds purchased and Federal Reserve Bank borrowings were due to increases in customer deposit accounts, combined with the decreases in investments and loans, the result of which was a reduced funding need for the Corporation. The $386.4 million decrease in FHLB advances was due to maturities, which were generally not replaced with new advances.

2009 vs. 2008

FTE interest income decreased $81.5 million, or 9.2%. A 77 basis point decrease in average rates resulted in a $113.5 million decrease in interest income. This decrease was partially offset by a $32.1 million increase in interest income realized from a $605.8 million, or 4.1%, increase in average interest-bearing balances.

Contributing to the increase in average interest-earning assets was a $380.7 million, or 3.3%, increase in average loans. During 2009, overall loan growth was slowed as a result of weak economic conditions. Also affecting loan growth was the Corporation's efforts to reduce credit exposure in certain sectors.

The growth in average loans was primarily due to increases in commercial mortgages ($388.2 million, or 10.4%), commercial loans ($148.0 million, or 4.2%) and home equity loans ($68.6 million, or 4.3%), offset by a decrease in construction loans. Geographically, the increase in commercial mortgages was mainly attributable to increases within the Corporation's Pennsylvania ($207.3 million, or 10.7%), New Jersey ($80.8 million, or 7.3%) and Maryland ($73.8 million, or 26.1%) markets. The increase in commercial loans was mostly attributable to an increase within the Corporation's Pennsylvania market of $134.3 million, or 6.0%. The increase in home equity loans was in home equity lines of credit, offset by a decrease in second mortgages.

Offsetting the above increases was a $208.6 million, or 15.8%, decrease in construction loans, due to both a lower level of new and existing residential housing developments and the Corporation's efforts to reduce its credit exposure in this sector, particularly within its Maryland and Virginia markets. Geographically, the decrease was attributable to decreases in the Corporation's Maryland ($100.7 million, or 25.5%), Virginia ($48.1 million, or 14.7%), New Jersey ($27.7 million, or 11.3%) and Pennsylvania ($26.6 million, or 8.1%) markets.

The average yield on loans during 2009 of 5.47% represented an 85 basis point, or 13.4%, decrease in comparison to 2008. The decrease in the average yield on loans reflected a lower average rate environment, as illustrated by a lower average prime rate in 2009 (3.25%) as compared to 2008 (5.12%). The decrease in average yields was not as pronounced as the decrease in the average prime rate as fixed and adjustable rate loans, unlike floating rate loans, have a lagged repricing effect during periods of declining interest rates.

Average investments increased $213.4 million, or 7.3%, primarily due to a $181.1 million increase in student loan auction rate securities, also known as auction rate certificates (ARCs). The Corporation's investment management and trust division, Fulton Financial Advisors, held ARCs for some of its customers' accounts. ARCs are structured to allow for their sale in periodic auctions, with fair values that could be derived based on periodic auctions under normal market conditions. Beginning in the second quarter of 2008 and continuing throughout 2009, the Corporation purchased ARCs from customers due to the failure of these periodic auctions, making these previously short-term investments illiquid.

The average yield on investment securities decreased 45 basis points, or 9.1%, from 4.95% in 2008 to 4.50% in 2009 as purchases were at yields that were lower than the overall portfolio yield. Investment yields were also adversely impacted by the reduction or in some cases the suspension of, dividends on equity securities, particularly financial institution stocks and FHLB stocks. The $181.1 million increase in ARCs resulted in a seven basis point decrease in average yield.

The $81.5 million decrease in interest income was largely offset by a decrease in interest expense of $77.8 million, or 22.7%, to $265.5 million in 2009 from $343.3 million in 2008. Interest expense decreased $91.9 million as a result of a 62 basis point, or 22.6%, decrease in the average cost of total interest-bearing liabilities. This decrease was partially offset by an increase in interest expense of $14.1 million caused by an increase in average interest-bearing liabilities.

The Corporation experienced a net increase in total demand and savings accounts of $615.9 million, or 11.2%. The increase in noninterest-bearing accounts was in business account balances, while the increase in interest-bearing demand and savings accounts was in municipal, business and personal account balances. The growth in business account balances was due, in part, to businesses being required to keep higher balances on hand to offset service fees, as well as a movement from the Corporation's cash management products due to low interest rates. The increase in personal account balances was the result of a reduction in customer spending, in addition to the impact of decreased consumer confidence in equity and debt markets, resulting in a shift to deposits.

Time deposits increased $1.0 billion, or 22.3%. The increase in time deposits occurred primarily in retail customer certificates of deposits. This increase was due to active promotion in the fourth quarter of 2008 and the beginning of 2009. These average deposit increases were used to reduce the Corporation's short and long-term borrowings.

Short-term borrowings decreased $1.3 billion, or 55.3%, due mainly to an $875.6 million decrease in Federal funds purchased and a $303.2 million decrease in FHLB overnight repurchase agreements, both a result of the increase in deposits. In addition, short-term customer funding decreased $139.7 million due to customers transferring funds from the cash management program to deposits due to the low interest rate environment. Long-term debt decreased $109.5 million, or 6.0%, due to maturities of FHLB advances.

Provision and Allowance for Credit Losses

The Corporation accounts for the credit risk associated with lending activities through its allowance for credit losses and provision for credit losses. The provision is the expense recognized on the consolidated statements of operations to adjust the allowance to its proper balance, as determined through the application of the Corporation's allowance methodology procedures. These procedures include the evaluation of the risk characteristics of the portfolio and documentation in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" (SAB 102). See the "Critical Accounting Policies" section of Management's Discussion for a discussion of the Corporation's allowance for credit loss evaluation methodology.

A summary of the Corporation's loan loss experience follows:

	2010	2009	2008	2007	2006
			(dollars in thousands)		
Loans, net of unearned income outstanding at end of year	**$11,933,307**	$11,972,424	$12,042,620	$11,204,424	$10,374,323
Daily average balance of loans, net of unearned income	**$11,958,435**	$11,975,899	$11,595,243	$10,736,566	$9,892,082
Balance of allowance for credit losses at beginning of year	**$ 257,553**	$ 180,137	$ 112,209	$ 106,884	$ 92,847
Loans charged off:					
Real estate – construction	**66,412**	44,909	14,891	0	0
Commercial – industrial, financial and agricultural	**35,865**	34,761	18,592	6,796	3,013
Real estate – commercial mortgage	**28,209**	15,530	7,516	851	155
Consumer and home equity	**11,210**	10,770	5,188	3,678	3,138
Real estate – residential mortgage	**6,896**	7,056	5,868	355	274
Leasing and other	**2,833**	6,048	4,804	2,059	389
Total loans charged off	**151,425**	119,074	56,859	13,739	6,969
Recoveries of loans previously charged off:					
Real estate – construction	**1,296**	1,194	17	0	0
Commercial – industrial, financial and agricultural	**4,536**	1,679	1,795	1,664	2,863
Real estate – commercial mortgage	**1,008**	536	286	34	210
Consumer and home equity	**1,540**	1,678	1,487	1,246	1,289
Real estate – residential mortgage	**9**	150	143	144	58
Leasing and other	**981**	1,233	1,433	913	97
Total recoveries	**9,370**	6,470	5,161	4,001	4,517
Net loans charged off	**142,055**	112,604	51,698	9,738	2,452
Provision for credit losses	**160,000**	190,020	119,626	15,063	3,498
Allowance of purchased entities	**0**	0	0	0	12,991
Balance at end of year	**$ 275,498**	$ 257,553	$ 180,137	$ 112,209	$ 106,884
<u>*Components of Allowance for Credit Losses:*</u>					
Allowance for loan losses	**$ 274,271**	$ 256,698	$ 173,946	$ 107,547	$ 106,884
Reserve for unfunded lending commitments (1)	**1,227**	855	6,191	4,662	0
Allowance for credit losses	**$ 275,498**	$ 257,553	$ 180,137	$ 112,209	$ 106,884
<u>*Selected Asset Quality Ratios:*</u>					
Net charge-offs to average loans	**1.19%**	0.94%	0.45%	0.09%	0.02%
Allowance for loan losses to loans outstanding	**2.30%**	2.14%	1.44%	0.96%	1.03%
Allowance for credit losses to loans outstanding	**2.31%**	2.15%	1.50%	1.00%	1.03%
Non-performing assets (2) to total assets	**2.22%**	1.83%	1.35%	0.76%	0.39%
Non-performing assets to total loans and Other Real Estate Owned (OREO)	**3.02%**	2.54%	1.82%	1.08%	0.56%
Non-accrual loans to total loans	**2.35%**	1.99%	1.34%	0.68%	0.32%
Allowance for credit losses to non-performing loans	**83.80%**	91.42%	91.38%	105.93%	198.87%
Non-performing assets to tangible common shareholders' equity and allowance for credit losses	**22.50%**	24.00%	19.68%	11.71%	6.03%

(1) Reserve for unfunded lending commitments recorded within other liabilities on the consolidated balance sheets.
(2) Includes accruing loans past due 90 days or more.

The Corporation's provision for credit losses for 2010 totaled $160.0 million, a $30.0 million, or 15.8%, decrease from the $190.0 million provision for credit losses in 2009. During 2010, the level of non-performing assets and net charge-offs increased in comparison to 2009, however, additional provisions for credit losses were not needed as allowance allocations were considered to be sufficient.

Net charge-offs increased $29.5 million, or 26.2%, to $142.1 million in 2010 from $112.6 million in 2009. The increase in net charge-offs was primarily due to increases in construction loan net charge-offs ($21.4 million, or 49.0%) and commercial mortgage net charge-offs ($12.2 million, or 81.4%), partially offset by declines in consumer and other net charge-offs ($2.4 million, or 17.1%) and commercial loan net charge-offs ($1.8 million, or 5.3%).

Of the $142.1 million of net charge-offs recorded in 2010, 27.5% were for loans originated by the Corporation's banks in New Jersey, 24.9% in Pennsylvania, 23.2% in Virginia and 20.8% in Maryland. During 2010, individual charge-offs of $1.0 million or greater totaled approximately $76 million, of which approximately $52 million were for construction or land development loans, approximately $12 million were for commercial mortgages loans, and approximately $12 million were for commercial loans. For 2009, individual charge-offs of $1.0 million or greater totaled approximately $47 million, of which approximately $25 million were for construction or land development loans, approximately $14 million were for commercial loans, approximately $6 million were for commercial mortgages and approximately $2 million was related to a lease of commercial equipment.

The following table presents the aggregate amount of non-accrual and past due loans and OREO:

	December 31				
	2010	2009	2008	2007	2006
	(in thousands)				
Non-accrual loans (1) (2) (3)	**$ 280,688**	$ 238,360	$ 161,962	$ 76,150	$ 33,113
Accruing loans past due 90 days or more (2)	**48,084**	43,359	35,177	29,782	20,632
Total non-performing loans	**328,772**	281,719	197,139	105,932	53,745
OREO	**32,959**	23,309	21,855	14,934	4,103
Total non-performing assets	**$ 361,731**	$ 305,028	$ 218,994	$ 120,866	$ 57,848

(1) In 2010, the total interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms was approximately $20.3 million. The amount of interest income on non-accrual loans that was included in 2010 income was approximately $2.2 million.

(2) Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal and interest. When interest accruals are discontinued, interest credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection. Certain loans, primarily adequately collateralized mortgage loans, may continue to accrue interest after reaching 90 days past due.

(3) Excluded from the amounts presented as of December 31, 2010 were $327.5 million in loans where possible credit problems of borrowers have caused management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms. These loans were reviewed individually for impairment under the Financial Accounting Standards Board's Accounting Standards Codification Section 310-10-35, but continue to accrue interest and are, therefore, not included in non-accrual loans. Non-accrual loans include $246.1 million of impaired loans.

The following table presents loans whose terms were modified under troubled debt restructurings as of December 31:

	2010	2009
	(in thousands)	
Real estate – residential mortgage	**$ 37,826**	$ 24,639
Real estate – commercial mortgage	**18,778**	15,997
Commercial – industrial, financial and agricultural	**5,502**	1,459
Real estate – construction	**5,440**	0
Consumer	**263**	0
Total accruing troubled debt restructurings	**67,809**	42,095
Non-accrual troubled debt restructurings (1)	**51,175**	15,875
Total troubled debt restructurings	**$ 118,984**	$ 57,970

(1) Included within non-accrual loans in the preceding table. Non-accrual troubled debt restructurings include $22.4 million and $2.9 million of loans that were modified after being placed on non-accrual status as of December 31, 2010 and 2009.

The following table summarizes the Corporation's non-performing loans, by type, as of the indicated dates:

	December 31				
	2010	2009	2008	2007	2006
	(in thousands)				
Real estate – commercial mortgage	**$ 93,720**	$ 61,052	$ 41,745	$ 14,515	$ 8,776
Commercial – industrial, financial and agricultural	**87,455**	69,604	40,294	27,715	21,706
Real estate – construction	**84,616**	92,841	80,083	30,927	13,385
Real estate – residential mortgage	**50,412**	45,748	26,304	25,774	7,085
Real estate – home equity	**10,188**	10,790	6,766	1,991	976
Consumer	**2,154**	1,529	1,608	2,750	1,817
Leasing	**227**	155	339	2,260	0
Total non-performing loans	**$ 328,772**	$ 281,719	$ 197,139	$ 105,932	$ 53,745

Non-performing loans increased $47.1 million, or 16.7%, to $328.8 million as of December 31, 2010. The increase was primarily due to a $32.7 million, or 53.5%, increase in non-performing commercial mortgages, a $17.9 million, or 25.6%, increase in non-performing commercial loans and a $4.7 million, or 10.2%, increase in non-performing residential mortgages, offset by an $8.2 million, or 8.9%, decrease in non-performing construction loans.

The increase in non-performing commercial mortgages and commercial loans was a result of the prolonged weak economic conditions continuing to put stress on business customers. Geographically, the $32.7 million increase in non-performing commercial mortgages was due to increases in the New Jersey ($11.8 million, or 36.5%), Pennsylvania ($10.9 million, or 50.7%) and Delaware ($6.0 million, or 254.5%) markets. The $17.9 million increase in non-performing commercial loans was primarily in the Pennsylvania market. The $4.7 million increase in non-performing residential mortgages was primarily in the New Jersey market.

The $8.2 million decrease in non-performing construction loans was due to the $66.4 million of charge-offs recorded in 2010, partially offset by additions to non-accrual construction loans. Geographically, the decrease in non-performing construction loans was in the Maryland ($8.9 million, or 22.4%), Pennsylvania ($7.5 million, or 52.9%) and New Jersey ($4.5 million, or 22.3%) markets, partially offset by an increase in the Virginia ($12.1 million, or 64.8%) market.

The following table summarizes the Corporation's OREO, by property type, as of December 31:

	2010	2009
	(in thousands)	
Commercial properties	**$ 15,916**	$ 5,525
Residential properties	**12,635**	15,250
Undeveloped land	**4,408**	2,534
Total OREO	**$ 32,959**	$ 23,309

The following table summarizes loan delinquency rates, by type, as of December 31:

	2010			2009		
	31-89 Days	**≥ 90 Days**	**Total**	31-89 Days	≥ 90 Days	Total
Real estate – construction	**0.91%**	**10.56%**	**11.47%**	0.70%	9.43%	10.13%
Commercial – industrial, financial and agricultural	**0.36**	**2.36**	**2.72**	0.63	1.88	2.51
Real estate – commercial mortgage	**0.56**	**2.14**	**2.70**	0.91	1.42	2.33
Real estate – residential mortgage	**3.65**	**5.06**	**8.71**	4.12	5.00	9.12
Consumer, home equity, leasing and other	**0.88**	**0.61**	**1.49**	1.12	0.60	1.72
Total	**0.83%**	**2.76%**	**3.59%**	1.09%	2.35%	3.44%

The following table summarizes the allocation of the allowance for loan losses by loan type:

	2010		2009		2008		2007		2006	
					(dollars in thousands)					
	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category
Commercial - industrial, financial and agricultural	**$ 101,436**	**31.0%**	$ 96,901	30.9%	$ 66,147	30.2%	$ 53,194	30.6%	$ 52,942	28.6%
Real estate - construction	**58,117**	**6.7**	67,388	8.2	32,917	10.5	1,174	12.2	1,383	13.9
Real estate - commercial mortgage	**40,831**	**36.8**	32,257	35.9	42,402	33.4	31,542	31.0	34,606	30.9
Real estate - residential mortgage	**17,425**	**8.3**	13,704	7.7	7,158	8.1	2,868	7.6	1,208	6.7
Consumer, Home Equity, Leasing & other	**14,963**	**17.2**	13,620	17.3	8,167	17.8	8,142	18.6	6,475	19.9
Unallocated	**41,499**	**N/A**	32,828	N/A	17,155	N/A	10,627	N/A	10,270	N/A
	$ 274,271	**100.0%**	$ 256,698	100.0%	$ 173,946	100.0%	$ 107,547	100.0%	$ 106,884	100.0%

N/A – Not applicable.

The provision for credit losses is determined by the allowance allocation process, whereby an estimated need is allocated to impaired loans, as defined by the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Section 310-10-35, or to pools of loans under FASB ASC Subtopic 450-20. The allocation is based on risk factors, collateral levels, economic conditions and other relevant factors, as appropriate. The Corporation also maintains an unallocated allowance for factors or conditions that exist at the balance sheet date, but are not specifically identifiable. Management believes such an unallocated allowance, which was approximately 15% as of December 31, 2010, is reasonable and appropriate as the estimates used in the allocation process are inherently imprecise. See additional disclosures in Note A, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements and "Critical Accounting Policies," in Management's Discussion. Management believes that the allowance for loan losses balance of $274.3 million as of December 31, 2010 is sufficient to cover losses inherent in the loan portfolio.

Other Income and Expenses

2010 vs. 2009

Other Income

The following table presents the components of other income for the past two years:

	2010	2009	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Overdraft fees	**$ 35,612**	$ 35,964	$ (352)	(1.0%)
Cash management fees	**9,775**	11,399	(1,624)	(14.2)
Other	**13,205**	13,087	118	0.9
Service charges on deposit accounts	**58,592**	60,450	(1,858)	(3.1)
Debit card income	**15,870**	13,148	2,722	20.7
Merchant fees	**8,509**	7,476	1,033	13.8
Foreign currency processing income	**8,193**	6,573	1,620	24.6
Letter of credit fees	**5,364**	6,387	(1,023)	(16.0)
Other	**7,087**	6,841	246	3.6
Other service charges and fees	**45,023**	40,425	4,598	11.4
Investment management and trust services	**34,173**	32,076	2,097	6.5
Mortgage banking income	**29,304**	25,061	4,243	16.9
Credit card income	**6,115**	5,472	643	11.8
Gains on sales of OREO	**2,582**	1,925	657	34.1
Other income	**8,412**	9,372	(960)	(10.2)
Total, excluding investment securities gains	**184,201**	174,781	9,420	5.4
Investment securities gains	**701**	1,079	(378)	(35.0)
Total	**$ 184,902**	$ 175,860	$ 9,042	5.1%

The $352,000, or 1.0%, decrease in overdraft fees was a result of newly enacted regulations which took effect in August of 2010, which require customers to affirmatively consent to the payment of certain types of overdrafts. Partially offsetting the effect of these regulations was growth in fees largely due to an increase in transaction volumes. The $1.6 million, or 14.2%, decrease in cash management fees was due to customers transferring funds from the cash management program to deposits due to the low interest rate environment. Average cash management balances decreased 14.7% in 2010 in comparison to 2009.

The $2.7 million, or 20.7%, increase in debit card income reflected an increase in transaction volumes due partially to the introduction of a new rewards points program in 2010. The Federal Reserve recently issued proposed pricing guidelines regarding interchange income on certain debit card transactions. In 2010, the Corporation's debit card interchange income that would be subject to these regulations totaled $15.9 million. If the regulations are enacted as proposed, this interchange income would decline by approximately $9.7 million in 2011.

The $1.0 million, or 13.8%, increase in merchant fees and the $1.6 million, or 24.6%, increase in foreign currency processing income were both due to increases in transaction volumes. The Corporation's Fulton Bank, N.A. subsidiary has a foreign currency payment processing division that has achieved significant growth over the past two years, contributing to the increase in foreign currency processing income. The $1.0 million, or 16.0%, decrease in letter of credit fees was due to a decrease in the balance of letters of credit outstanding from $588.7 million at December 31, 2009 to $520.5 million at December 31, 2010.

The $2.1 million, or 6.5%, increase in investment management and trust services was due primarily to a $2.8 million, or 28.2%, increase in brokerage revenue, partially offset by a $716,000, or 3.2%, decrease in trust commissions. Throughout 2009, the Corporation expanded its brokerage operations by adding to its sales staff and transitioning from a transaction-based revenue model to a relationship-based model, which generates fees based on the values of assets under management rather than transaction volume. In 2010, the effect of these fully-implemented changes resulted in a positive impact to brokerage revenue.

The $4.2 million increase in mortgage banking income included a $4.9 million increase in gains on sales of mortgage loans, offset by a $631,000 decrease in mortgage servicing income. During 2010, the Corporation recorded a $3.3 million increase to mortgage banking income resulting from a correction of its methodology for determining the fair value of its commitments to originate fixed-rate residential mortgage loans for sale, also referred to as interest rate locks. See Note A, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements for additional details. Adjusting for the impact of this change, mortgage banking income increased $2.3 million, or 9.1%, due to an increase in the margins on loans sold in 2010, partially offset by lower sales volumes. Total loans sold in 2010 were $1.6 billion, compared to $2.1 billion of loans sold in 2009. The $571.2 million, or 26.8%, decrease in loans sold was due to a decrease in refinance volumes. Refinances accounted for 60% of sale volumes in 2010, compared to 70% in 2009. The decrease in mortgage servicing income was due to a $550,000 increase to the mortgage servicing rights valuation allowance as expected prepayment speeds increased during the year.

The $643,000, or 11.8%, increase in credit card income was primarily due to an increase of transactions on credit cards previously originated, which generate fees under a joint marketing agreement with an independent third party. Total gains on sales of OREO were approximately $2.6 million in 2010, a $657,000, or 34.1%, increase from 2009. This increase was due to an increase in gains on properties sold, despite a decrease in the number of properties sold. The $960,000, or 10.2%, decrease in other income was primarily due to a decrease in title search fee income, as a result of lower volumes of residential mortgage loans originated.

Investment securities gains of $701,000 for 2010 included $14.7 million of net gains on the sales of securities, partially offset by other-than-temporary impairment charges of $14.0 million. During 2010, the Corporation recorded $12.0 million of other-than-temporary impairment charges for pooled trust preferred securities issued by financial institutions and $2.0 million of other-than-temporary impairment charges for financial institutions stocks. The $1.1 million of investment securities gains for 2009 resulted from $14.5 million of net gains on sales of debt securities, partially offset by $9.5 million of other-than-temporary impairment charges for pooled trust preferred securities issued by financial institutions and $3.8 million of other-than-temporary impairment charges for financial institutions stocks. See Note C, "Investment Securities" in the Notes to Consolidated Financial Statements for additional details.

Other Expenses

The following table presents the components of other expenses for each of the past two years:

			Increase (decrease)	
	2010	2009	$	%
	(dollars in thousands)			
Salaries and employee benefits	**$ 216,487**	$ 218,812	$ (2,325)	(1.1%)
Net occupancy expense	**43,533**	42,040	1,493	3.6
FDIC insurance premiums	**19,715**	26,579	(6,864)	(25.8)
Data processing	**13,263**	14,432	(1,169)	(8.1)
Equipment expense	**11,692**	12,820	(1,128)	(8.8)
Professional fees	**11,523**	9,099	2,424	26.6
Marketing	**11,163**	8,915	2,248	25.2
OREO and repossession expenses	**10,023**	8,866	1,157	13.0
Telecommunications	**8,543**	8,608	(65)	(0.8)
Supplies	**5,633**	5,637	(4)	(0.1)
Postage	**5,306**	5,292	14	0.3
Intangible amortization	**5,240**	5,747	(507)	(8.8)
Operating risk loss	**3,025**	7,550	(4,525)	(59.9)
Other	**45,761**	43,065	2,696	6.3
Total	**$ 410,907**	$ 417,462	$ (6,555)	(1.6%)

Salaries and employee benefits decreased $2.3 million, or 1.1%, with salaries increasing $210,000, or 0.1%, and employee benefits decreasing $2.5 million, or 6.2%.The moderate increase in salaries expense was due to the ending of a 12-month freeze on merit increases in March 2010, which was largely offset by a 2.0% decrease in average full-time equivalent employees, from approximately 3,600 in 2009 to approximately 3,530 in 2010, and an $813,000 decrease in incentive compensation expenses.

The decrease in employee benefits was primarily due to a $2.2 million decrease in healthcare claims costs due in part to a change in employee deductibles, a $932,000 decrease in defined benefit pension plan expense due to a higher return on plan assets and a decrease in severance expense, primarily due to $808,000 of severance expense recorded in 2009 related to the consolidation of the Corporation's Columbia Bank subsidiary's back office functions. These decreases were partially offset by an increase in accruals for compensated absences.

The $1.5 million, or 3.6%, increase in net occupancy expense was due to higher maintenance expense, primarily snow removal and utilities costs. The $6.9 million, or 25.8%, decrease in FDIC insurance expense was due to the impact of the $7.7 million special assessment recorded in 2009 and the Corporation opting out of the Transaction Account Guarantee program in mid-year 2010. The impact of these decreases was partially offset by an increase in FDIC assessment rates.

The $1.2 million, or 8.1%, decrease in data processing expense was primarily due to savings realized from the consolidation of back office functions the Corporation's Columbia Bank subsidiary during 2009. The $1.1 million, or 8.8%, decrease in equipment expense was largely due to a decrease in depreciation expense and an increase in certain vendor rebates in 2010. The $2.4 million, or 26.6%, increase in professional fees was due to increased legal costs associated with the collection and workout efforts for non-performing loans, in addition to an increase in regulatory fees. The $2.2 million, or 25.2%, increase in marketing expenses was due to new promotional campaigns initiated in 2010. The $1.2 million, or 13.0%, increase in OREO and repossession expense was due primarily to increased costs associated with the repossession of foreclosed assets and a net increase in provisions and losses on sales of OREO. Total losses on sales of OREO were approximately $3.0 million in 2010. Combined with net gains on sales of OREO of $2.6 million, realized in other income, net losses on sales were approximately $450,000.

The $4.5 million, or 59.9%, decrease in operating risk loss was due a $6.2 million charge recorded in 2009 related to the Corporation's commitment to purchase illiquid ARCs from customer accounts. The Corporation did not record any charges related to this guarantee in 2010 as all remaining customer ARCs were purchased during 2009. Partially offsetting this increase was the effect of $600,000 of credits, recorded in 2009, related to a reduction in the Corporation's accrual for potential repurchases of previously sold residential mortgage and home equity loans.

The $2.7 million, or 6.3%, increase in other expenses included a $1.1 million increase in software maintenance costs, mainly due to upgrades in desktop software for virtually all employees, an $809,000 increase in student loan lender expense as a result of the low interest rate environment and a $376,000 increase in provision for debit card rewards points earned.

2009 vs. 2008

Other Income

Other income for 2009 increased $61.9 million, or 54.4%, in comparison to 2008. Excluding investment security gains and losses and the $13.9 million gain on the sale of the Corporation's credit card portfolio in 2008, other income increased $16.6 million, or 10.5%.

Service charges on deposit accounts decreased $1.2 million, or 1.9%, due to a $1.9 million, or 14.1%, decrease in cash management fees, as customers transferred funds from the cash management program to deposits due to the low interest rate environment, offset by a $640,000, or 1.8%, increase in overdraft fees. Other service charges and fees increased $1.3 million, or 3.4%, due to a $1.6 million, or 13.6%, increase in debit card fees as transaction volumes increased.

Mortgage banking income increased $14.4 million, or 135.8%, due to an increase in gains on sales of mortgage loans resulting from an increase in the volume of loans sold from $648.1 million in 2008 to $2.1 billion in 2009. The $1.5 billion, or 229.0%, increase in loans sold was mainly due to an increase in refinance activity, as mortgage rates dropped to historic lows. Refinances accounted for approximately 70% of sales volumes in 2009, compared to approximately 43% in 2008. Also contributing to the increase in mortgage banking income was a $1.0 million mortgage servicing rights impairment charge recorded in 2008.

Credit card income increased $1.9 million, or 52.6%, primarily due to twelve months of revenue being earned in 2009 compared to less than nine months earned during 2008, as the Corporation's agreement with the purchaser of the credit card portfolio was executed during the second quarter of 2008. The $1.2 million, or 183.5%, increase in gains on sales of OREO was due to an increase in the number of properties sold in 2009.

Investment securities gains of $1.1 million for 2009 included $14.5 million of net gains on the sales of debt securities, partially offset by other-than-temporary impairment charges of $13.4 million. During 2009, the Corporation recorded $9.5 million of other-than-temporary impairment charges for pooled trust preferred securities issued by financial institutions and $3.8 million of other-than-temporary impairment charges for financial institutions stocks. The $58.2 million of investment securities losses for 2008 were primarily a result of $43.1 million of other-than-temporary impairment charges for financial institutions stocks and $15.8 million of other-than-temporary impairment charges for pooled trust preferred securities issued by financial institutions.

Other Expenses

Other expenses for 2009 decreased $82.0 million, or 16.4%, in comparison to 2008, due to a $90.0 million goodwill impairment charge recorded in 2008. Excluding the 2008 goodwill impairment charge, other expenses increased $8.0 million, or 2.0%.

Salaries and employee benefits increased $5.3 million, or 2.5%, with salaries increasing $2.4 million, or 1.4%, and benefits increasing $2.9 million, or 7.5%. The increase in salaries was due to a $2.2 million increase in incentive compensation expense for subsidiary bank management. Although merit increases were suspended as of March 2009, the remaining increase in salary expense reflects the 2009 impact of merit increases granted prior to the salary freeze. These increases were partially offset by a reduction in average full-time equivalent employees from 3,660 in 2008 to 3,600 in 2009.

The increase in employee benefits was primarily due to a $1.8 million, or 9.2%, increase in healthcare costs as claims increased, a $1.9 million increase in defined benefit pension plan expense due to a lower return on plan assets and $1.1 million in severance expense primarily related to the consolidation of back office functions at the Corporation's Columbia Bank subsidiary. These increases were offset by a $962,000 decrease in accruals for compensated absences and a $602,000 decrease in postretirement plan expense due to a reduction in benefits covered.

FDIC insurance expense increased $22.0 million, or 482.6%, due to a $7.7 million special assessment in 2009, in addition to an increase in assessment rates, which were effective January 1, 2009. Gross FDIC insurance premiums for 2009, excluding the special assessment, were $18.8 million before applying $114,000 of one-time credits. For 2008, gross FDIC insurance premiums were $7.0 million, before applying $2.4 million of one-time credits.

In November 2009, the FDIC issued a ruling requiring financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. As a result, the Corporation pre-paid $70.2 million of FDIC insurance assessments in the fourth quarter of 2009.

Data processing expense decreased $1.2 million, or 7.8%, due to savings realized from the consolidation of back office functions at the Corporation's Columbia Bank subsidiary, as well as reductions in costs for certain renegotiated vendor contracts. Professional fees increased $1.5 million, or 19.4%, primarily due to increased legal costs associated with the collection and workout efforts for non-performing loans. Marketing expenses decreased $4.4 million, or 32.8%, due to an effort to reduce discretionary spending and the timing of promotional campaigns. OREO and repossession expenses increased $2.6 million, or 41.4%, due to an increase in foreclosures. Intangible amortization decreased $1.4 million, or 19.8%, realized mainly in core deposit intangible assets, which are amortized on an accelerated basis, with lower expense in later years.

Operating risk loss decreased $16.8 million, or 68.9%, due to a $13.6 million reduction in charges related to the Corporation's commitment to purchase ARCs from customer accounts and a $2.9 million decrease in losses on the actual and potential repurchase of residential mortgage and home equity loans previously sold in the secondary market.

Other expenses increased $985,000, or 2.3%, including a $1.9 million increase in student loan lender expense and the impact of a $1.4 million reversal of litigation reserves in 2008 associated with the Corporation's share of indemnification liabilities with Visa. Offsetting these increases was a $1.7 million decrease in consulting fees, due primarily to certain information technology initiatives in 2008 that did not recur in 2009, and a $1.1 million decrease in travel and entertainment expense, due to efforts to reduce discretionary spending.

Income Taxes

Income tax expense for 2010 was $44.4 million, an increase of $29.0 million, or 188.2%, from 2009. Income tax expense for 2009 decreased $9.2 million, or 37.3%, from 2008. The Corporation's effective tax rate (income taxes divided by income before income taxes) was 25.7%, 17.2% and 129.6% in 2010, 2009 and 2008, respectively. The effective tax rate for 2008 was significantly impacted by a $90.0 million goodwill impairment charge recorded in 2008, which was not deductible for income tax purposes. Excluding the impact of the goodwill charge, the Corporation's effective tax rate for 2008 was 22.6%.

The Corporation's effective tax rates are generally lower than the 35% Federal statutory rate due to investments in tax-free municipal securities and Federal tax credits earned from investments in low and moderate-income housing partnerships (LIH Investments). Net credits associated with LIH investments were $5.7 million, $4.7 million and $3.9 million in 2010, 2009 and 2008, respectively.

The effective rate for 2010 is higher than 2009 due to non-taxable income and tax credits having a smaller impact on the effective tax rate due to the higher level of income before income taxes in 2010.

For additional information regarding income taxes, see Note K, "Income Taxes," in the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

The table below presents condensed consolidated ending balance sheets for the Corporation.

	December 31		Increase (decrease)	
	2010	2009	$	%
	(dollars in thousands)			
Assets:				
Cash and due from banks	**$ 198,954**	$ 284,508	$ (85,554)	(30.1%)
Other earning assets	**117,237**	101,975	15,262	15.0
Investment securities	**2,861,484**	3,267,086	(405,602)	(12.4)
Loans, net of allowance	**11,659,036**	11,715,726	(56,690)	(0.5)
Premises and equipment	**208,016**	204,203	3,813	1.9
Goodwill and intangible assets	**547,979**	552,563	(4,584)	(0.8)
Other assets	**682,548**	509,574	172,974	33.9
Total Assets	**$ 16,275,254**	$ 16,635,635	$ (360,381)	(2.2%)
Liabilities and Shareholders' Equity:				
Deposits	**$ 12,388,581**	$ 12,097,914	$ 290,667	2.4%
Short-term borrowings	**674,077**	868,940	(194,863)	(22.4)
Long-term debt	**1,119,450**	1,540,773	(421,323)	(27.3)
Other liabilities	**212,757**	191,526	21,231	11.1
Total Liabilities	**14,394,865**	14,699,153	(304,288)	(2.1)
Preferred stock	**0**	370,290	(370,290)	(100.0)
Common shareholders' equity	**1,880,389**	1,566,192	314,197	20.1
Total Shareholders' Equity	**1,880,389**	1,936,482	(56,093)	(2.9)
Total Liabilities and Shareholders' Equity	**$ 16,275,254**	$ 16,635,635	$ (360,381)	(2.2%)

Total assets decreased $360.4 million, or 2.2%, to $16.3 billion as of December 31, 2010, from $16.6 billion as of December 31, 2009. Decreases in investment securities and loans, net of the allowance for loan losses, were partially offset by an increase in other assets. Total liabilities decreased $304.3 million, or 2.1%, due to a decrease in borrowings, partially offset by an increase in deposits.

During 2010, soft loan demand and a lack of attractive investment alternatives resulting from the low interest rate environment prevented the Corporation from effectively utilizing funds generated by the maturities of investment securities and deposit growth. As a result, excess funds were used to reduce wholesale funding in the form of short and long-term borrowings. The discussion that follows provides more details on the changes in specific balance sheet line items.

Investment Securities

The following table presents the carrying amount of investment securities held to maturity (HTM) and available for sale (AFS) as of the dates shown:

	December 31								
	2010			2009			2008		
	HTM	**AFS**	**Total**	HTM	AFS	Total	HTM	AFS	Total
					(in thousands)				
U.S. Government securities	**$ 0**	**$ 1,649**	**$ 1,649**	$ 0	$ 1,325	$ 1,325	$ 0	$ 14,628	$ 14,628
U.S. Government sponsored agency securities	**6,339**	**5,058**	**11,397**	6,713	91,956	98,669	6,782	77,002	83,784
State and municipal	**346**	**349,563**	**349,909**	503	415,773	416,276	825	523,536	524,361
Corporate debt securities	**0**	**124,786**	**124,786**	0	116,739	116,739	25	119,894	119,919
Collateralized mortgage obligations	**0**	**1,104,058**	**1,104,058**	0	1,122,996	1,122,996	0	504,193	504,193
Mortgage-backed securities	**1,066**	**871,472**	**872,538**	1,484	1,080,024	1,081,508	2,004	1,141,351	1,143,355
Auction rate securities	**0**	**260,679**	**260,679**	0	289,203	289,203	0	195,900	195,900
Total debt securities	**7,751**	**2,717,265**	**2,725,016**	8,700	3,118,016	3,126,716	9,636	2,576,504	2,586,140
Equity securities	**0**	**136,468**	**136,468**	0	140,370	140,370	0	138,701	138,701
Total	**$ 7,751**	**$ 2,853,733**	**$ 2,861,484**	$ 8,700	$ 3,258,386	$ 3,267,086	$ 9,636	$ 2,715,205	$ 2,724,841

Total investment securities decreased $405.6 million, or 12.4%, to $2.9 billion at December 31, 2010. During 2010, proceeds from the sales and maturities of collateralized mortgage obligations and mortgage-backed securities were not fully reinvested in the investment portfolio due to few attractive investment options in the low rate environment in existence for most of 2010.

The Corporation classified 99.7% of its investment portfolio as available for sale as of December 31, 2010 and, as such, these investments were recorded at their estimated fair values. The net unrealized gain on available for sale investment securities at December 31, 2010 was $30.8 million, compared to a net unrealized gain of $25.6 million as of December 31, 2009. During 2010, improvements in the fair values of corporate debt securities, mainly as a result of unrealized losses on pooled trust preferred securities being realized through other-than-temporary impairment charges recorded in 2010, were partially offset by a decrease in holding gains on collateralized mortgage obligations and mortgage-backed securities and an increase in holding losses on ARCs.

Loans

The following table presents loans outstanding, by type, as of the dates shown:

	December 31				
	2010	2009	2008	2007	2006
			(in thousands)		
Real estate – commercial mortgage	**$ 4,375,980**	$ 4,292,300	$ 4,016,700	$ 3,480,958	$ 3,202,706
Commercial – industrial, financial and agricultural	**3,704,384**	3,699,198	3,635,544	3,427,085	2,965,186
Real estate – home equity	**1,641,777**	1,644,260	1,695,398	1,501,231	1,455,439
Real estate – residential mortgage	**995,990**	921,741	972,797	848,901	696,568
Real estate – construction	**801,185**	978,267	1,269,330	1,366,923	1,440,180
Consumer	**350,161**	360,698	365,692	500,708	523,066
Leasing and other	**71,028**	83,675	97,687	89,383	100,711
Gross loans	**11,940,505**	11,980,139	12,053,148	11,215,189	10,383,856
Unearned income	**(7,198)**	(7,715)	(10,528)	(10,765)	(9,533)
Loans, net of unearned income	**$ 11,933,307**	$ 11,972,424	$ 12,042,620	$ 11,204,424	$ 10,374,323

Total loans, net of unearned income, decreased $39.1 million, or 0.3%, mainly due to a combination of lower demand and continuing efforts to manage credit exposures. Construction loans decreased $177.1 million, or 18.1%, due to efforts by the Corporation to reduce credit exposure in this sector, and $66.4 million in construction loan charge-offs during 2010. Offsetting this decrease was an $83.7 million, or 1.9%, increase in commercial mortgages and a $74.2 million, or 8.1%, increase in residential mortgages.

During 2010, continued weak economic conditions hampered overall commercial loan and commercial mortgage loan growth. The increase in residential mortgages was largely due to the Corporation's retention in portfolio of certain 10 and 15 year fixed rate mortgages and certain adjustable rate mortgages with longer initial repricing terms. The majority of these loans were underwritten to the standards required for sale to third-party investors, however, the Corporation elected to retain them in portfolio to partially mitigate the impact of a decrease in interest-earning assets.

Approximately $5.2 billion, or 43.4%, of the Corporation's loan portfolio was in commercial mortgage and construction loans as of December 31, 2010. The Corporation does not have a concentration of credit risk with any single borrower, industry or geographical location. However, the performance of real estate markets and general economic conditions adversely impacted the performance of these loans throughout 2010.

Other Assets

Cash and due from banks decreased $85.6 million, or 30.1%, as balances on deposit with the Federal Reserve Bank, totaling $73.2 million at December 31, 2009, were reclassified to interest-bearing deposits during 2010.

Other earning assets increased $15.3 million, or 15.0%, primarily due to an increase in interest-bearing deposits with other banks as a result of the reclassification of the Federal Reserve Bank balances discussed above, which had declined to $13.9 million at December 31, 2010. Premises and equipment increased $3.8 million, or 1.9%, to $208.0 million. The increase reflects additions primarily for the construction of new branch facilities, offset by depreciation and the sales of branch and office facilities during 2010. Goodwill and intangible assets decreased $4.6 million, or 0.8%, due to the amortization of intangible assets.

Other assets increased $173.0 million, or 33.9%, to $682.5 million due primarily to $142.9 million of investment securities sales that had not settled as of December 31, 2010, a $25.1 million increase in low and moderate-income housing partnership investments, a $9.7 million increase in OREO and a $6.7 million increase in net mortgage servicing rights, partially offset by an $18.1 million decrease in prepaid FDIC assessments, which were amortized to expense in 2010.

Deposits and Borrowings

Deposits increased $290.7 million, or 2.4%, to $12.4 billion as of December 31, 2010. During 2010, total non-interest and interest bearing demand and savings deposits increased $974.6, or 14.4%, and time deposits decreased $683.9 million, or 12.9%. The increase in non-interest bearing accounts was in business accounts, while the increase in interest-bearing accounts was in personal and municipal accounts. Growth in business accounts was due, in part, to businesses being required to keep higher balances on hand to offset service fees, as well as a migration away from the Corporation's cash management products due to low interest rates. The increase in personal accounts was primarily due to a reduction in consumer spending and a reduction in customer certificates of deposit. The decrease in time deposits resulted from a $672.6 million, or 12.7%, decrease in customer certificates of deposit and an $11.3 million, or 66.2%, decrease in brokered certificates of deposit. The decrease in customer certificates of deposit was in accounts with original maturity terms of less than one year of $749.1 million, or 33.7%, partially offset by an increase in accounts with original maturity terms of greater than one year of $238.7 million, or 11.4%.

Short-term borrowings decreased $194.9 million, or 22.4%, due to a decrease in Federal funds purchased of $110.2 million and short-term customer funding of $84.6 million. Long-term debt decreased $421.3 million, or 27.3%, as a result of the maturity of FHLB advances.

Other Liabilities

Other liabilities increased $21.2 million, or 11.1%. The increase was primarily due to a $26.5 million of investment security purchases executed prior to December 31, 2010, but not settled until after December 31, 2010.

Shareholders' Equity

Total shareholders' equity decreased $56.1 million, or 2.9%, to $1.9 billion, or 11.6% of total assets as of December 31, 2010. The decrease was due to the redemption of $376.5 million of preferred stock and the $10.8 million repurchase of the outstanding common stock warrant, both previously held by the UST, and $35.7 million of dividends on common and preferred shares. Partially offsetting these decreases were $226.3 million of net proceeds received in connection with the Corporation's common stock offering in May 2010 and $128.3 million of net income.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and a warrant to purchase up to 5.5 million shares of common stock, par value $2.50 per share.

At issuance, the $376.5 million of proceeds was allocated to the preferred stock and the warrant based on their relative fair values ($368.9 million was allocated to the preferred stock and $7.6 million to the warrant). The fair value of the preferred stock was estimated using a discounted cash flows model assuming a 10% discount rate and a five-year term. The difference between the initial value allocated to the preferred stock of approximately $368.9 million and the liquidation value of $376.5 million was charged to retained earnings as an adjustment to the dividend yield using the effective yield method.

On May 5, 2010, the Corporation issued 21.8 million shares of its common stock, in an underwritten public offering, for net proceeds of $226.3 million, net of underwriting discounts and commissions. On July 14, 2010 the Corporation redeemed all 376,500 outstanding shares of its Series A preferred stock with a total payment to the UST of $379.6 million, consisting of $376.5 million of principal and $3.1 million of dividends. The preferred stock had a carrying value of $371.0 million on the redemption date. Upon redemption, the remaining $5.5 million preferred stock discount was recorded as a reduction to net income available to common shareholders.

On September 8, 2010, the Corporation repurchased the outstanding common stock warrant for the purchase of 5.5 million shares of its common stock, for $10.8 million, completing the Corporation's participation in the UST's CPP. Upon repurchase, the common stock warrant had a carrying value of $7.6 million. The repurchase price of $10.8 million was recorded as a reduction to additional paid-in capital on the statement of shareholders' equity and comprehensive income.

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material effect on the Corporation's financial statements. The regulations require that banks maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital to average assets (as defined). As of December 31, 2010, the Corporation and each of its bank subsidiaries met the minimum capital requirements. In addition, all of the Corporation's bank subsidiaries' capital ratios exceeded the amounts required to be considered "well capitalized" as defined in the regulations. See also Note J, "Regulatory Matters," in the Notes to Consolidated Financial Statements.

The following table summarizes the Corporation's capital ratios in comparison to regulatory requirements at December 31:

	2010	2009	Regulatory Minimum for Capital Adequacy
Total capital (to risk weighted assets)	**14.2%**	14.7%	8.0%
Tier I capital (to risk weighted assets)	**11.6%**	11.9%	4.0%
Tier I capital (to average assets)	**9.4%**	9.7%	4.0%
Tangible common equity to tangible assets (1)	**8.5%**	6.3%	
Tangible common equity to risk weighted assets (2)	**10.5%**	7.8%	

(1) Ending common shareholders' equity, net of goodwill and intangible assets, divided by ending assets, net of goodwill and intangible assets.
(2) Ending common shareholders' equity, net of goodwill and intangible assets, divided by risk-weighted assets.

The Basel Committee on Banking Supervision (Basel) is a committee of central banks and bank regulators from major industrialized countries that develops broad policy guidelines for use by each country's regulators with the purpose of ensuring that financial institutions have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

In December, 2010, Basel released a framework for strengthening international capital and liquidity regulation, referred to as Basel III. Basel III includes defined minimum capital ratios, which must be met when implementation occurs on January 1, 2013. An additional "capital conservation buffer" will be phased-in beginning January 1, 2016 and, when fully phased-in three years later, the minimum ratios will be 2.5% higher. Fully phased-in capital standards under Basel III will require banks to maintain more capital than the minimum levels required under current regulatory capital standards.

The U.S. banking regulators have not yet proposed regulations implementing Basel III, but are expected to do so in the near future. As of December 31, 2010, the Corporation met the fully phased-in minimum capital ratios required for each of the capital measures included in Basel III.

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include the payment of liabilities recorded on the Corporation's consolidated balance sheet as well as contractual obligations for purchased services or for operating leases.

The following table summarizes significant contractual obligations to third parties, by type, that were fixed and determinable as of December 31, 2010:

	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits with no stated maturity (1)	$ 7,758,613	$ 0	$ 0	$ 0	$ 7,758,613
Time deposits (2)	2,962,803	1,375,534	244,802	46,829	4,629,968
Short-term borrowings (3)	674,077	0	0	0	674,077
Long-term debt (3)	94,041	107,261	156,931	761,217	1,119,450
Operating leases (4)	15,270	26,248	18,967	52,840	113,325
Purchase obligations (5)	21,449	16,679	2,532	0	40,660
Uncertain tax positions (6)	4,902	0	0	0	4,902

(1) Includes demand deposits and savings accounts, which can be withdrawn by customers at any time.
(2) See additional information regarding time deposits in Note H, "Deposits," in the Notes to Consolidated Financial Statements.
(3) See additional information regarding borrowings in Note I, "Short-Term Borrowings and Long-Term Debt," in the Notes to Consolidated Financial Statements.
(4) See additional information regarding operating leases in Note N, "Leases," in the Notes to Consolidated Financial Statements.
(5) Includes information technology, telecommunication and data processing outsourcing contracts. Variable obligations, such as those based on transaction volumes, are not included.
(6) Includes accrued interest. See additional information related to uncertain tax positions in Note K, "Income Taxes," in the Notes to Consolidated Financial Statements.

In addition to the contractual obligations listed in the preceding table, the Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized on the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. Commitments and standby letters of credit do not necessarily represent future cash needs as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2010 (in thousands):

Commercial mortgage and construction	$ 333,060
Home equity	946,637
Commercial and other	2,501,127
Total commitments to extend credit	$ 3,780,824
Standby letters of credit	$ 489,097
Commercial letters of credit	31,388
Total letters of credit	$ 520,485

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Corporation considers to be most important to the portrayal of its financial condition and results of operations, as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Fair Value Measurements – The disclosure of fair value measurements is required by FASB ASC Topic 820, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities measured at fair value both on a recurring and nonrecurring basis into the above three levels. See Note P, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for the disclosures required by FASB ASC Topic 820.

The determination of fair value for assets and liabilities categorized as Level 3 items involves a great deal of subjectivity due to the use of unobservable inputs. In addition, determining when a market is no longer active and placing little or no reliance on distressed market prices requires the use of management's judgment. The need for greater management judgment in determining fair values for Level 3 assets and liabilities has further been heightened by current economic conditions, which have created volatility in the fair values of certain investment securities.

The Corporation engages third-party valuation experts to assist in valuing most available-for-sale investment securities measured at fair value on a recurring basis which are classified as Level 2 or Level 3 items. The pricing data and market quotes the Corporation obtains from outside sources are reviewed internally for reasonableness.

Allowance for Credit Losses – The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for credit losses, and decreased by charge-offs, net of recoveries. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate as of the balance sheet date; however, future changes to the allowance or reserve may be necessary based on changes in any of the factors discussed in the following paragraphs.

Maintaining an adequate allowance for credit losses is dependent upon various factors, including the ability to identify potential problem loans in a timely manner. For commercial loans, commercial mortgages and construction loans, an internal risk rating process, consisting of nine general classifications ranging from "excellent" to "loss," is used. Risk ratings are initially assigned to loans by loan officers and are reviewed on a regular basis by loan review staff. Ratings will change if the ongoing monitoring procedures or specific loan review activities identify a deterioration or an improvement in the loan. While assigning risk ratings involves judgment, the risk rating process allows management to identify riskier credits in a timely manner and to allocate resources to managing troubled accounts.

The risk rating process is not practical for residential mortgages, home equity loans, consumer loans, installment loans and lease receivables, mainly because these portfolios consist of a larger number of loans with smaller balances. Instead, these portfolios are evaluated for risk mainly based on aggregate payment history, through the monitoring of delinquency levels and trends.

The Corporation's established methodology for evaluating the adequacy of the allowance for loan losses considers both components of the allowance: 1) specific allowances allocated to loans evaluated individually for impairment under FASB ASC Section 310-10-35, and 2) allowances calculated for pools of loans evaluated collectively for impairment under FASB ASC Subtopic 450-20.

A loan evaluated individually for impairment is considered to be impaired if the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. Impaired loans are required to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The fair value of collateral is generally based on appraisals, discounted to arrive at expected sale prices, net of estimated selling costs. An allowance for loan losses is allocated to an impaired loan if its carrying value exceeds its estimated fair value. In addition, a reserve for unfunded lending commitments may be allocated for impaired loans with unused commitments to extend credit.

As of December 31, 2010 and 2009, substantially all of the Corporation's impaired loans were measured based on the estimated fair value of each loan's collateral. Collateral could be in the form of real estate, in the case of impaired commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real property.

For loans secured by real estate, estimated fair values are determined primarily through certified third-party appraisals. When a real estate-secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the loan-to-value ratio based on the original appraisal; the condition of the property; the Corporation's experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others.

As of December 31, 2010 and 2009, approximately 52% and 40%, respectively, of impaired loans secured by real estate with principal balances greater than $1 million were measured at estimated fair value using certified third-party appraisals that had been updated within the preceding 12 months. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

Where updated certified appraisals are not obtained for loans individually evaluated for impairment that are secured by real estate, fair values are estimated based on one or more of the following:

- Original appraisal – if the original appraisal indicated a very strong loan to value position and, in the opinion of the Corporation's internal loan evaluation staff, there has not been a significant deterioration in the collateral value, the original appraisal may be used to support the value of the collateral. Appropriate discounts are applied to the appraised value to adjust for market changes since the date the appraisal was completed, to arrive at an estimated selling price for the collateral. Original appraisals are typically used only when the estimated collateral value, as adjusted, results in a current loan to value ratio that is lower than the Corporation's policy for new loans, generally 80%.
- Broker price opinions – in lieu of obtaining an updated certified appraisal, a less formal indication of value, such as a broker price opinion, may be obtained. These opinions are generally used to validate internal estimates of collateral value and are not relied upon as the sole determinant of fair value.
- Discounted cash flows – while substantially all of the Corporation's impaired loans are measured based on the estimated fair value of collateral, discounted cash flows analyses may be used to validate estimates of collateral value derived from other approaches.

For loans secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable agings or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

All loans not evaluated individually for impairment are evaluated collectively for impairment, using a pooled loss evaluation approach. In general, these loans include residential mortgages, home equity loans, consumer loans, and lease receivables. Certain commercial loans, commercial mortgages and construction loans are also evaluated collectively for impairment.

The Corporation evaluates loans collectively for impairment through the following procedures:

- The loans are segmented into pools with similar characteristics, such as general loan type, secured or unsecured and type of collateral. Commercial loans, commercial mortgages and construction loans are further segmented into separate pools based on internally assigned risk ratings.
- A loss rate is calculated based on historical loss experience. Typically, this rate is based on actual losses for the most recent four years, with more recent years weighted more heavily.
- The loss rate is adjusted to consider qualitative factors, such as economic conditions and trends.
- The resulting adjusted loss rate is applied to the balance of the loans in the pool to arrive at the allowance allocation for the pool.

The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

Over the past two years, the Corporation has made changes to its allowance methodology which have expanded the number of loans evaluated collectively for impairment and reduced the number of loans evaluated individually for impairment. Effective December 31, 2009, the allowance methodology was revised to evaluate commercial loans, commercial mortgages and construction loans that were rated "satisfactory minus" or "special mention" collectively for impairment as opposed to evaluating these loans individually for impairment. The methodology was changed to more properly align internal risk ratings with the likelihood of impairment. Effective December 31, 2010, the Corporation revised its allowance methodology to evaluate certain accruing commercial loans, commercial mortgages and construction loans rated "substandard" collectively for impairment as opposed to evaluating these loans individually for impairment. These accruing substandard-rated loans in the Corporation's portfolio did not meet the definition of impairment and had no related specific allowance allocation. Approximately $290 million of loans that were previously evaluated individually for impairment were collectively evaluated for impairment, resulting in an additional $9.4 million of allowance allocations as of December 31, 2010.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Closed-end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

See also Note D, "Loans and Allowance for Credit Losses" in the Notes to Consolidated Financial Statements.

Business Combinations and Intangible Assets – The Corporation accounts for all business acquisitions using the purchase method of accounting. Purchase accounting requires the purchase price to be allocated to the estimated fair values of the assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill.

Goodwill is not amortized to expense, but is tested at least annually for impairment. The Corporation completes its annual goodwill impairment test as of October 31st of each year. The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit. If the fair values of the reporting units exceed their book values, no write-down of the recorded goodwill is necessary. If the fair values are less than the book values, an additional valuation procedure is necessary to assess the proper carrying value of the goodwill. The Corporation determined that no impairment write-offs were necessary in 2010 or 2009. In 2008, the Corporation recorded a $90.0 million goodwill impairment charge for one of its defined reporting units, based on the results of the annual goodwill impairment test. For additional details related to the 2010 goodwill impairment test, see Note F, "Goodwill and Intangible Assets" in the Notes to Consolidated Financial Statements.

Reporting unit valuation is inherently subjective, with a number of factors based on assumptions and management judgments. Among these are future growth rates for the reporting units, selection of comparable market transactions, discount rates and earnings capitalization rates. Changes in assumptions and results due to economic conditions, industry factors and reporting unit performance and cash flow projections could result in different assessments of the fair values of reporting units and could result in impairment charges.

If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is required. Such events may include adverse changes in legal factors or in the business climate, adverse actions by a regulator, unauthorized competition, the loss of key employees, or similar events.

Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of operations.

Income Taxes – The provision for income taxes is based upon income before income taxes, adjusted for the effect of certain tax-exempt income and non-deductible expenses. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that deferred tax assets will be recovered from future taxable income. If any such assets are more likely than not to not be recovered, a valuation allowance must be recognized. The Corporation recorded a valuation allowance of $8.2 million as of December 31, 2010 for certain state net operating losses that are not expected to be recovered. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on the Corporation's consolidated financial statements.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position.

See also Note K, "Income Taxes," in the Notes to Consolidated Financial Statements.

New Accounting Standard

In January 2011, the FASB issued ASC Update 2011-1, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update 2010-20" (ASC Update 2011-1). ASC Update 2011-1 defers the requirement to disclose details related to troubled debt restructurings as required under ASC Update 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" (ASC Update 2010-20) until a related proposed FASB ASC update related to accounting for troubled debt restructurings is issued. The disclosure requirements of ASC Update 2010-20 related to troubled debt restructurings will impact the Corporation's disclosures; however, it will not impact how the Corporation measures its allowance for credit losses.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, debt security market price risk, foreign currency risk and commodity price risk. Due to the nature of its operations, only equity market price risk, debt security market price risk and interest rate risk are significant to the Corporation.

Equity Market Price Risk
Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of the Corporation. As of December 31, 2010, the Corporation's equity investments consisted of $96.4 million of Federal Home Loan Bank (FHLB) and Federal Reserve Bank stock, $33.1 million of common stocks of publicly traded financial institutions and $7.0 million of other equity investments. The equity investments most susceptible to market price risk are the financial institutions stocks, which had a cost basis of $30.2 million and a fair value of $33.1 million as of December 31, 2010. Gross unrealized gains and gross unrealized losses in this portfolio were approximately $3.9 million and $960,000 as of December 31, 2010, respectively.

The Corporation has evaluated whether any unrealized losses on individual equity investments constituted other-than-temporary impairment, which would require a write-down through a charge to earnings. Based on the results of such evaluations, the Corporation recorded write-downs of $2.0 million in 2010, $3.8 million in 2009, and $43.1 million in 2008 for financial institutions stocks which were deemed to exhibit other-than-temporary impairment in value. In 2009, the Corporation recorded a $106,000 other-than-temporary impairment charge for a mutual fund investment. In 2008, the Corporation recorded other-than-temporary impairment charges of $1.2 million and $356,000 for a mutual fund investment and other government agency-sponsored stocks, respectively. Additional impairment charges may be necessary depending upon the performance of the equity markets in general and the performance of the individual investments held by the Corporation. See also Note C, "Investment Securities," in the Notes to Consolidated Financial Statements.

Management continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the issuers. Periodic sale and purchase decisions are made based on this monitoring process. None of the Corporation's equity securities are classified as trading. Future cash flows from these investments are not provided in the table on page 52 as such investments do not have maturity dates.

Another source of equity market price risk is the Corporation's investment in FHLB stock, which the Corporation is required to own in order to borrow from the FHLB. As of December 31, 2010, the Corporation's investment in FHLB stock was $77.2 million. FHLBs obtain funding primarily through the issuance of consolidated obligations of the Federal Home Loan Bank system. The U.S. government does not guarantee these obligations, and each of the FHLB banks is, generally, jointly and severally liable for repayment of each other's debt. The FHLB system has experienced financial stress, and some of the regional banks within the FHLB system have suspended or reduced their dividends, or eliminated the ability of members to redeem capital stock. The Corporation's FHLB stock and its ability to obtain FHLB funds could be adversely impacted if the financial health of the FHLB system worsens.

In addition to its equity portfolio, the Corporation's investment management and trust services revenue is impacted by fluctuations in the securities markets. A portion of the Corporation's trust and brokerage revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, the Corporation's revenue would be negatively impacted. In addition, the Corporation's ability to sell its brokerage services in the future will be dependent, in part, upon consumers' level of confidence in equity markets.

Debt Security Market Price Risk
Debt security market price risk is the risk that changes in the values of debt securities could have a material impact on the financial position or results of operations of the Corporation. The Corporation's debt securities consist primarily of mortgage-backed securities and collateralized mortgage obligations whose principal payments are guaranteed by U.S. government sponsored agencies, state and municipal securities, U.S. government sponsored agency securities, U.S. government debt securities, auction rate certificates and corporate debt securities. The Corporation's investments in certain municipal securities, auction rate certificates and corporate debt securities are most susceptible to market price risk.

Municipal Securities
As of December 31, 2010, the Corporation had $349.6 million of municipal securities issued by various municipalities in its investment portfolio. Ongoing uncertainty with respect to the financial viability of municipal insurers places much greater emphasis

on the underlying strength of issuers. Increasing pressure on local tax revenues of issuers due to adverse economic conditions could also have an adverse impact on the underlying credit quality of issuers. The Corporation evaluates existing and potential holdings primarily on the underlying credit worthiness of the issuing municipality and then, to a lesser extent, on the credit enhancement corresponding to the individual issuance. As of December 31, 2010, approximately 94% of municipal securities were supported by the general obligation of corresponding municipalities. In addition, approximately 69% of these securities were school district issuances that are supported by the general obligation of the corresponding municipalities, as of December 31, 2010.

Auction Rate Certificates

As of December 31, 2010, the Corporation's investments in student loan auction rate securities, also known as auction rate certificates (ARCs), had a cost basis of $271.6 million and a fair value of $260.7 million, or 1.6% of total assets.

ARCs are long-term securities that were structured to allow their sale in periodic auctions, resulting in both the treatment of ARCs as short-term instruments in normal market conditions and fair values that could be derived based on periodic auction prices. However, beginning in 2008, market auctions for these securities began to fail due to an insufficient number of buyers, resulting in an illiquid market. This illiquidity has resulted in recent market prices that were based on trades that were not regular or orderly transactions, therefore, providing an inaccurate basis for fair value. Therefore, as of December 31, 2010, the fair values of the ARCs were derived using significant unobservable inputs based on an expected cash flows model which produced fair values which were materially different from those that would be expected from settlement of these investments in the illiquid market that presently exists. The expected cash flows model, prepared by a third-party valuation expert, produced fair values which assumed a return to market liquidity sometime within the next three years.

The credit quality of the underlying debt associated with the ARCs is also a factor in the determination of their estimated fair value. As of December 31, 2010, approximately $211 million, or 81%, of the ARCs were rated above investment grade, with approximately $160 million, or 61%, AAA rated. Approximately $50 million, or 19%, of ARCs were not rated or rated below investment grade by at least one ratings agency. Of this amount, approximately $29 million, or 59%, of the loans underlying the ARCs have principal payments which are guaranteed by the Federal government. In total, approximately $231 million, or 89%, of the loans underlying the ARCs have principal payments which are guaranteed by the Federal government. At December 31, 2010, all ARCs were current and making scheduled interest payments.

Corporate Debt Securities

The Corporation holds corporate debt securities in the form of pooled trust preferred securities, single-issuer trust preferred securities and subordinated debt issued by financial institutions, as presented in the following table:

	December 31, 2010	
	Amortized Cost	Estimated Fair Value
	(in thousands)	
Single-issuer trust preferred securities	$ 91,257	$ 81,789
Subordinated debt	34,995	35,915
Pooled trust preferred securities	8,295	4,528
Total corporate debt securities issued by financial institutions	$ 134,547	$ 122,232

The fair values for pooled trust preferred securities and certain single-issuer trust preferred securities were based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers.

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $9.5 million as of December 31, 2010. The Corporation did not record any other-than-temporary impairment charges for single-issuer trust preferred securities in 2010, 2009 or 2008. The Corporation held 13 single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $40.1 million and an estimated fair value of $38.1 million as of December 31, 2010. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB. Single-issuer trust preferred securities with an amortized cost of $11.2 million and an estimated fair value of $8.6 million as of December 31, 2010, were not rated by any ratings agency.

The Corporation held ten pooled trust preferred securities as of December 31, 2010. Nine of these securities, with an amortized cost of $7.5 million and an estimated fair value of $3.9 million, were rated below investment grade by at least one ratings agency, with ratings ranging from C to Caa. For each of the nine pooled trust preferred securities rated below investment grade, the class of securities held by the Corporation was below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool. The Corporation determines the fair value of pooled trust preferred securities based on quotes provided by third-party brokers.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of cumulative credit related other-than-temporary impairment charges, determined using an expected cash flows model. The most significant input to the expected cash flows model is the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprise each pooled trust preferred security to estimate its expected deferral rate. The actual weighted average cumulative defaults and deferrals as a percentage of original collateral were approximately 36% as of December 31, 2010. The discounted cash flows modeling for pooled trust preferred securities held by the Corporation as of December 31, 2010 assumed, on average, an additional 13% expected deferral rate.

Additional impairment charges for corporate debt securities issued by financial institutions may be necessary in the future depending upon the performance of the individual investments held by the Corporation.

See Note C, "Investment Securities," in the Notes to Consolidated Financial Statements for further discussion related to the Corporation's other-than-temporary impairment evaluations for debt securities and see Note P, "Fair Value Measurements," in the Notes to Consolidated Financial Statements for further discussion related to the fair values of debt securities.

Interest Rate Risk, Asset/Liability Management and Liquidity
Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. An Asset/Liability Management Committee (ALCO), consisting of key financial and senior management personnel, meets on a periodic basis. The ALCO is responsible for reviewing the interest rate sensitivity position of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions and earnings.

From a liquidity standpoint, the Corporation must maintain a sufficient level of liquid assets to meet the cash needs of its customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity is provided on a continuous basis through scheduled and unscheduled principal and interest payments on outstanding loans and investments and through the availability of deposits and borrowings. The Corporation also maintains secondary sources that provide liquidity on a secured and unsecured basis to meet short-term and long-term needs.

The consolidated statements of cash flows provide details related to the Corporation's sources and uses of cash. The Corporation generated $284.8 million in cash from operating activities during 2010, mainly due to net income, as adjusted for non-cash charges, most notably the provision for credit losses. Investing activities resulted in net cash proceeds of $145.9 million in 2010 due to sales and maturities of investments exceeding reinvestments in the portfolio and a net increase in loans. Financing activities resulted in a net cash outflow of $516.3 million in 2010 as a result of repayments of short-term borrowings and long-term debt and the redemption of preferred stock exceeding cash inflows from deposit increases and the common stock offering.

Liquidity must also be managed at the Fulton Financial Corporation Parent Company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the Parent Company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Parent Company meets its cash needs through dividends and loans from subsidiary banks, and through external borrowings, if necessary. Management continuously monitors the liquidity and capital needs of the Parent Company and will implement appropriate strategies, as necessary, to meet regulatory capital requirements and to meet its cash needs.

As of December 31, 2010, liquid assets (defined as cash and due from banks, short-term investments, deposits in other financial institutions, Federal funds sold, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $3.1 billion, or 19.3% of total assets, as compared to $3.6 billion, or 21.8% of total assets, as of December 31, 2009.

The following tables present the expected maturities of investment securities as of December 31, 2010 and the weighted average yields of such securities (calculated based on historical cost):

HELD TO MATURITY (at amortized cost)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government sponsored agency securities	$ 0	- %	$ 6,339	0.45%	$ 0	- %	$ 0	- %
State and municipal (1)	167	5.22	179	5.59	0	-	0	-
Total	$ 167	5.22%	$ 6,518	0.59%	$ 0	- %	$ 0	- %
Mortgage-backed securities (2)	$ 1,066	5.52%						

AVAILABLE FOR SALE (at estimated fair value)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government securities	$ 1,649	0.17%	$ 0	- %	$ 0	- %	$ 0	- %
U.S. Government sponsored agency securities (3)	2,660	1.71	1,873	4.35	335	1.47	190	3.06
State and municipal (1)	62,831	4.27	65,797	5.12	88,000	5.87	132,935	6.59
Auction rate securities (4)	0	-	0	-	202	0.80	260,477	1.67
Corporate debt securities	1,700	3.30	1,627	5.11	34,898	4.84	86,561	4.66
Total	$ 68,840	4.04%	$ 69,297	5.10%	$ 123,435	5.56%	$ 480,163	3.55%
Collateralized mortgage obligations (2)	$1,104,058	3.32%						
Mortgage-backed securities (2)	$ 871,472	3.92%						

(1) Weighted average yields on tax-exempt securities have been computed on a fully taxable-equivalent basis assuming a tax rate of 35% and statutory interest expense disallowances.

(2) Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans. For the purpose of this table, the entire balance and weighted average rate is shown in one period.

(3) Includes Small Business Administration securities, whose maturities are dependent upon prepayments on the underlying loans. For the purpose of this table, amounts are based upon contractual maturities.

(4) Maturities of auction rate securities are based on contractual maturities.

The Corporation's investment portfolio consists mainly of mortgage-backed securities and collateralized mortgage obligations which have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

The following table presents the approximate contractual maturity and interest rate sensitivity of certain loan types subject to changes in interest rates as of December 31, 2010:

	One Year or Less	One Through Five Years	More Than Five Years	Total
		(in thousands)		
Commercial, financial and agricultural:				
Adjustable and floating rate	$ 637,959	$ 1,785,488	$ 349,533	$ 2,772,980
Fixed rate	245,627	564,194	121,583	931,404
Total	$ 883,586	$ 2,349,682	$ 471,116	$ 3,704,384
Real estate – mortgage (1):				
Adjustable and floating rate	$ 960,261	$ 2,681,112	$ 1,727,434	$ 5,368,807
Fixed rate	341,202	858,790	444,948	1,644,940
Total	$ 1,301,463	$ 3,539,902	$ 2,172,382	$ 7,013,747
Real estate – construction:				
Adjustable and floating rate	$ 299,366	$ 199,976	$ 41,560	$ 540,902
Fixed rate	68,780	142,285	49,218	260,283
Total	$ 368,146	$ 342,261	$ 90,778	$ 801,185

(1) Includes commercial mortgages, residential mortgages and home equity loans.

Contractual maturities of time deposits of $100,000 or more outstanding as of December 31, 2010 are as follows (in thousands):

Three months or less	$ 385,419
Over three through six months	293,782
Over six through twelve months	468,597
Over twelve months	573,855
Total	$ 1,721,653

The Corporation maintains liquidity sources in the form of "core" demand and savings deposits, time deposits in various denominations, including jumbo and brokered time deposits, repurchase agreements and short-term promissory notes.

Each of the Corporation's subsidiary banks is a member of the FHLB and has access to FHLB overnight and term credit facilities. As of December 31, 2010, the Corporation had $736.0 million of term advances outstanding from the FHLB with an additional $1.1 billion borrowing capacity under these facilities. This availability, along with Federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to the Federal Reserve Bank Discount Window borrowings. As of December 31, 2010, the Corporation had $1.5 billion of collateralized borrowing availability at the Discount Window and term auction facility and no outstanding borrowings.

The following table presents expected cash flows and weighted average rates for each of the Corporation's significant interest rate sensitive financial instrument, by expected maturity period (dollars in thousands).

	Expected Maturity Period							Estimated
	2011	2012	2013	2014	2015	Beyond	Total	Fair Value
Fixed rate loans (1)	$ 1,082,296	$ 478,794	$ 422,339	$ 302,856	$ 268,861	$ 633,942	$ 3,189,088	$3,225,983
Average rate	4.11%	6.30%	6.16%	6.14%	6.10%	5.76%	5.40%	
Floating rate loans (1) (2)	1,907,992	1,107,990	972,906	853,473	1,775,640	2,116,207	8,734,208	8,673,545
Average rate	4.67%	4.99%	4.88%	4.88%	4.42%	5.37%	4.87%	
Fixed rate investments (3)	518,748	414,200	278,873	213,802	157,330	774,830	2,357,783	2,407,192
Average rate	4.25%	4.34%	4.46%	4.33%	4.39%	4.06%	4.25%	
Floating rate investments (3)	0	0	271,723	0	176	67,464	339,363	317,824
Average rate	- %	- %	3.15%	- %	1.64%	2.35%	2.99%	
Other interest-earning assets	117,237	0	0	0	0	0	117,237	117,237
Average rate	3.10%	- %	- %	- %	- %	- %	3.10%	
Total	$ 3,626,273	$ 2,000,984	$ 1,945,841	$ 1,370,131	$2,202,007	$ 3,592,443	$ 14,737,679	$14,741,781
Average rate	4.39%	5.17 %	4.86%	5.07%	4.62%	5.10%	4.83%	
Fixed rate deposits (4)	$ 2,433,666	$ 867,569	$ 505,720	$ 136,386	$ 108,416	$ 13,900	$ 4,065,657	$4,113,183
Average rate	1.42%	2.24%	2.60%	2.84%	2.67%	2.42%	1.82%	
Floating rate deposits (5)	4,269,001	517,457	431,082	410,105	320,527	179,764	6,127,936	6,127,936
Average rate	0.49%	0.32%	0.29%	0.25%	0.23%	0.25%	0.42%	
Fixed rate borrowings (6)	90,904	102,841	5,884	5,803	150,984	742,127	1,098,543	1,072,465
Average rate	3.48%	4.02%	2.91%	5.51%	4.57%	4.93%	4.67%	
Floating rate borrowings (7)	674,364	0	0	0	0	20,620	694,984	679,336
Average rate	0.09%	- %	- %	- %	- %	2.66%	0.17%	
Total	$ 7,467,935	$ 1,487,867	$ 942,686	$ 552,294	$ 579,927	$ 956,411	$ 11,987,120	$11,992,920
Average rate	0.79%	1.69%	1.55%	0.94%	1.82%	3.97%	1.27%	

(1) Amounts are based on contractual payments and maturities, adjusted for expected prepayments. Excludes overdraft deposit balances.
(2) Line of credit amounts are based on historical cash flow assumptions, with an average life of approximately 5 years.
(3) Amounts are based on contractual maturities; adjusted for expected prepayments on mortgage-backed securities and collateralized mortgage obligations and expected calls on agency and municipal securities.
(4) Amounts are based on contractual maturities of time deposits.
(5) Estimated based on history of deposit flows.
(6) Amounts are based on contractual maturities of debt instruments, adjusted for possible calls. Amounts also include junior subordinated deferrable interest debentures.
(7) Amounts include Federal funds purchased, short-term promissory notes and securities sold under agreements to repurchase, which mature in less than 90 days, in addition to junior subordinated deferrable interest debentures.

Included within the $8.7 billion of floating rate loans above are $3.8 billion of loans, or 44.1% of the total, that float with the prime interest rate, $1.2 billion, or 13.4%, of loans which float with other interest rates, primarily the London Interbank Offering Rate (LIBOR), and $3.7 billion, or 42.5%, of adjustable rate loans. The $3.7 billion of adjustable rate loans include loans that are fixed rate instruments for a certain period of time, and then convert to floating rates.

The following table presents the percentage of adjustable rate loans, at December 31, 2010, stratified by the period until their next repricing:

Fixed Rate Term	Percent of Total Adjustable Rate Loans
One year	28.3%
Two years	21.0
Three years	23.3
Four years	12.9
Five years	10.3
Greater than five years	4.2

The Corporation uses three complementary methods to measure and manage interest rate risk. They are static gap analysis, simulation of earnings, and estimates of economic value of equity. Using these measurements in tandem provides a reasonably comprehensive summary of the magnitude of interest rate risk in the Corporation, level of risk as time evolves, and exposure to changes in interest rates.

Static gap provides a measurement of repricing risk in the Corporation's balance sheet as of a point in time. This measurement is accomplished through stratification of the Corporation's assets and liabilities into repricing periods. The sum of assets and liabilities in each of these periods are compared for mismatches within that maturity segment. Core deposits having no contractual maturities are placed into repricing periods based upon historical balance performance. Repricing for mortgage loans, mortgage-backed securities and collateralized mortgage obligations includes the effect of expected cash flows. Expected prepayment effects are applied to these balances based upon industry projections for prepayment speeds. The Corporation's policy limits the cumulative six-month ratio of rate sensitive assets to rate sensitive liabilities (RSA/RSL) to a range of 0.85 to 1.15. As of December 31, 2010, the cumulative six-month ratio of RSA/RSL was 1.06.

Simulation of net interest income and net income is performed for the next twelve-month period. A variety of interest rate scenarios are used to measure the effects of sudden and gradual movements upward and downward in the yield curve. These results are compared to the results obtained in a flat or unchanged interest rate scenario. Simulation of earnings is used primarily to measure the Corporation's short-term earnings exposure to interest rate movements. The Corporation's policy limits the potential exposure of net interest income to 10% of the base case net interest income for a 100 basis point shock in interest rates, 15% for a 200 basis point shock and 20% for a 300 basis point shock. A "shock' is an immediate upward or downward movement of interest rates across the yield curve. The shocks do not take into account changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet nor do they account for competitive pricing over the forward 12-month period. The following table summarizes the expected impact of interest rate shocks on net interest income (due to the current level of interest rates, the 200 and 300 basis point downward shock scenarios are not shown):

Rate Shock	Annual change in net interest income	% Change
+300 bp	+ $45.9 million	+ 7.7%
+200 bp	+ $26.0 million	+ 4.4%
+100 bp	+ $8.6 million	+ 1.4%
−100 bp (1)	− $5.4 million	− 0.9%

(1) Because certain current short-term interest rates are at or below 1.00%, the 100 basis point downward shock assumes that corresponding short-term interest rates approach an implied floor that, in effect, reflects a decrease of less than the full 100 basis point downward shock.

Economic value of equity estimates the discounted present value of asset and liability cash flows. Discount rates are based upon market prices for like assets and liabilities. Upward and downward shocks of interest rates are used to determine the comparative effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's balance sheet. A policy limit of 10% of economic equity may be at risk for every 100 basis point shock movement in interest rates. As of December 31, 2010, the Corporation was within economic value of equity policy limits for every 100 basis point shock movement in interest rates.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per-share data)

	December 31	
Assets	**2010**	2009
Cash and due from banks	$ 198,954	$ 284,508
Interest-bearing deposits with other banks	33,297	16,591
Loans held for sale	83,940	85,384
Investment securities:		
Held to maturity (estimated fair value of $7,818 in 2010 and $8,797 in 2009)	7,751	8,700
Available for sale	2,853,733	3,258,386
Loans, net of unearned income	11,933,307	11,972,424
Less: Allowance for loan losses	(274,271)	(256,698)
Net Loans	11,659,036	11,715,726
Premises and equipment	208,016	204,203
Accrued interest receivable	53,841	58,515
Goodwill	535,518	534,862
Intangible assets	12,461	17,701
Other assets	628,707	451,059
Total Assets	$ 16,275,254	$ 16,635,635
Liabilities		
Deposits:		
Noninterest-bearing	$ 2,194,988	$ 2,012,837
Interest-bearing	10,193,593	10,085,077
Total Deposits	12,388,581	12,097,914
Short-term borrowings:		
Federal funds purchased	267,844	378,067
Other short-term borrowings	406,233	490,873
Total Short-Term Borrowings	674,077	868,940
Accrued interest payable	33,333	46,596
Other liabilities	179,424	144,930
Federal Home Loan Bank advances and long-term debt	1,119,450	1,540,773
Total Liabilities	14,394,865	14,699,153
Shareholders' Equity		
Preferred stock, 10.0 million shares authorized in 2010 and 2009, $1,000 par value and 376,500 shares outstanding in 2009	0	370,290
Common stock, $2.50 par value, 600 million shares authorized, 215.4 million shares issued in 2010 and 193.0 million shares issued in 2009	538,492	482,491
Additional paid-in capital	1,420,127	1,257,730
Retained earnings	158,453	71,999
Accumulated other comprehensive income:		
Unrealized gains on investment securities not other-than-temporarily impaired	22,354	24,975
Unrealized non-credit related losses on other-than-temporarily impaired debt securities	(2,355)	(8,349)
Unrecognized pension and postretirement plan costs	(4,414)	(5,942)
Unamortized effective portions of losses on forward-starting interest rate swaps	(3,090)	(3,226)
Accumulated other comprehensive income	12,495	7,458
Treasury stock (16.3 million shares in 2010 and 16.6 million shares in 2009), at cost	(249,178)	(253,486)
Total Shareholders' Equity	1,880,389	1,936,482
Total Liabilities and Shareholders' Equity	$ 16,275,254	$ 16,635,635

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per-share data)

Interest Income	2010	2009	2008
Loans, including fees	$ 629,410	$ 649,089	$ 727,124
Investment securities:			
Taxable	96,237	112,945	110,220
Tax-exempt	13,333	16,368	18,137
Dividends	2,800	2,479	5,726
Loans held for sale	3,088	5,390	5,701
Other interest income	505	196	586
Total Interest Income	745,373	786,467	867,494
Interest Expense			
Deposits	122,359	180,826	212,114
Short-term borrowings	1,455	3,777	50,091
Long-term debt	62,813	80,910	81,141
Total Interest Expense	186,627	265,513	343,346
Net Interest Income	558,746	520,954	524,148
Provision for credit losses	160,000	190,020	119,626
Net Interest Income After Provision for Credit Losses	398,746	330,934	404,522
Other Income			
Service charges on deposit accounts	58,592	60,450	61,640
Other service charges and fees	45,023	40,425	39,087
Investment management and trust services	34,173	32,076	32,734
Mortgage banking income	29,304	25,061	10,627
Gain on sale of credit card portfolio	0	0	13,910
Other	17,109	16,769	14,140
Investment securities gains (losses), net:			
Other-than-temporary impairment losses	(14,519)	(17,768)	(65,336)
Less: Portion of loss recognized in other comprehensive income (before taxes)	568	4,367	0
Net other-than-temporary impairment losses	(13,951)	(13,401)	(65,336)
Net gains on sales of investment securities	14,652	14,480	7,095
Investment securities gains (losses), net	701	1,079	(58,241)
Total Other Income	184,902	175,860	113,897
Other Expenses			
Salaries and employee benefits	216,487	218,812	213,557
Net occupancy expense	43,533	42,040	42,239
FDIC insurance expense	19,715	26,579	4,562
Data processing	13,263	14,432	15,653
Equipment expense	11,692	12,820	13,332
Professional fees	11,523	9,099	7,618
Marketing	11,163	8,915	13,267
Other real estate owned and repossession expense	10,023	8,866	6,270
Telecommunications	8,543	8,608	8,172
Intangible amortization	5,240	5,747	7,162
Operating risk loss	3,025	7,550	24,308
Goodwill impairment	0	0	90,000
Other	56,700	53,994	53,326
Total Other Expenses	410,907	417,462	499,466
Income Before Income Taxes	172,741	89,332	18,953
Income taxes	44,409	15,408	24,570
Net Income (Loss)	128,332	73,924	(5,617)
Preferred stock dividends and discount accretion	(16,303)	(20,169)	(463)
Net Income (Loss) Available to Common Shareholders	$ 112,029	$ 53,755	$ (6,080)
Per Common Share:			
Net Income (Loss) (Basic)	$ 0.59	$ 0.31	$ (0.03)
Net Income (Loss) (Diluted)	0.59	0.31	(0.03)
Cash Dividends	0.12	0.12	0.60

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	(in thousands)							
Balance at December 31, 2007	$ 0	173,503	$ 479,559	$ 1,254,369	$ 141,993	$ (21,773)	$(279,228)	$ 1,574,920
Impact of pension plan measurement date change (net of $23,000 tax effect)					43			43
Cumulative effect of initial recognition of split-dollar life insurance liability					(677)			(677)
Comprehensive Income (Loss):								
Net Loss					(5,617)			(5,617)
Other comprehensive income						3,866		3,866
Total comprehensive loss								(1,751)
Preferred stock and common stock warrant issued	368,900			7,600				376,500
Stock issued, including related tax benefits		1,541	1,419	(3,080)			14,838	13,177
Stock-based compensation awards				2,058				2,058
Preferred stock discount accretion	44				(44)			0
Common stock cash dividends - $0.60 per share					(104,623)			(104,623)
Balance at December 31, 2008	$ 368,944	175,044	$ 480,978	$ 1,260,947	$ 31,075	$ (17,907)	$(264,390)	$ 1,859,647
Cumulative effect of FSP FAS 115-2 and FAS 124-2 adoption (net of $3.4 million tax effect)					6,298	(6,298)		0
Comprehensive Income:								
Net Income					73,924			73,924
Other comprehensive income						31,663		31,663
Total comprehensive income								105,587
Stock issued, including related tax benefits		1,320	1,513	(4,998)			10,904	7,419
Stock-based compensation awards				1,781				1,781
Preferred stock discount accretion	1,346				(1,346)			0
Preferred stock cash dividends					(16,836)			(16,836)
Common stock cash dividends - $0.12 per share					(21,116)			(21,116)
Balance at December 31, 2009	**$ 370,290**	**176,364**	**$ 482,491**	**$ 1,257,730**	**$ 71,999**	**$ 7,458**	**$(253,486)**	**$ 1,936,482**
Comprehensive Income:								
Net Income					**128,332**			**128,332**
Other comprehensive income						**5,037**		**5,037**
Total comprehensive income								**133,369**
Stock issued, including related tax benefits		**22,686**	**56,001**	**171,201**			**4,308**	**231,510**
Stock-based compensation awards				**1,996**				**1,996**
Redemption of preferred stock and repurchase of common stock warrant	**(376,500)**			**(10,800)**				**(387,300)**
Preferred stock discount accretion	**6,210**				**(6,210)**			**0**
Preferred stock cash dividends					**(12,496)**			**(12,496)**
Common stock cash dividends - $0.12 per share					**(23,172)**			**(23,172)**
Balance at December 31, 2010	**$ 0**	**199,050**	**$ 538,492**	**$ 1,420,127**	**$ 158,453**	**$ 12,495**	**$(249,178)**	**$ 1,880,389**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	**$ 128,332**	$ 73,924	$ (5,617)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for credit losses	**160,000**	190,020	119,626
Depreciation and amortization of premises and equipment	**20,477**	20,601	19,693
Net amortization of investment security premiums	**5,178**	1,706	290
Deferred income tax expense (benefit)	**5,544**	(20,432)	(52,483)
Investment securities (gains) losses	**(701)**	(1,079)	58,241
Gains on sales of mortgage loans	**(27,519)**	(22,644)	(10,332)
Proceeds from sales of mortgage loans held for sale	**1,617,452**	2,142,591	658,437
Originations of mortgage loans held for sale	**(1,588,489)**	(2,109,491)	(655,459)
Amortization of intangible assets	**5,240**	5,747	7,162
Stock-based compensation	**1,996**	1,781	2,058
Decrease in accrued interest receivable	**4,674**	51	14,869
Gain on sale of credit card portfolio	**0**	0	(13,910)
Goodwill impairment	**0**	0	90,000
Increase in other assets	**(9,173)**	(83,777)	(3,825)
Decrease in accrued interest payable	**(13,263)**	(7,082)	(15,560)
Decrease in other liabilities	**(24,939)**	(9,334)	(18,444)
Total adjustments	**156,477**	108,658	200,363
Net cash provided by operating activities	**284,809**	182,582	194,746
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**469,821**	689,432	740,353
Proceeds from maturities of securities held to maturity	**574**	4,231	6,644
Proceeds from maturities of securities available for sale	**774,403**	789,301	631,324
Proceeds from sale of credit card portfolio	**0**	0	100,516
Purchase of securities held to maturity	**(215)**	(3,528)	(6,038)
Purchase of securities available for sale	**(954,700)**	(2,002,888)	(983,713)
(Increase) decrease in short-term investments	**(16,706)**	5,119	(557)
Net increase in loans	**(102,938)**	(42,408)	(961,002)
Net purchases of premises and equipment	**(24,290)**	(22,147)	(29,054)
Net cash provided by (used in) investing activities	**145,949**	(582,888)	(501,527)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand and savings deposits	**974,566**	1,330,250	(115,100)
Net (decrease) increase in time deposits	**(683,899)**	215,748	561,571
Decrease in short-term borrowings	**(194,863)**	(893,830)	(621,174)
Additions to long-term debt	**47,900**	0	344,690
Repayments of long-term debt	**(469,223)**	(247,024)	(199,026)
(Redemption) issuance of preferred stock and common stock warrant	**(387,300)**	0	376,500
Net proceeds from issuance of common stock	**231,510**	7,419	13,177
Dividends paid	**(35,003)**	(58,913)	(103,976)
Net cash (used in) provided by financing activities	**(516,312)**	353,650	256,662
Net Decrease in Cash and Due From Banks	**(85,554)**	(46,656)	(50,119)
Cash and Due From Banks at Beginning of Year	**284,508**	331,164	381,283
Cash and Due From Banks at End of Year	**$ 198,954**	$ 284,508	$ 331,164
Supplemental Disclosures of Cash Flow Information			
Cash paid during period for:			
Interest	**$ 199,890**	$ 272,595	$ 358,906
Income taxes	**42,845**	22,599	80,327

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Fulton Financial Corporation (Parent Company) is a multi-bank financial holding company which provides a full range of banking and financial services to businesses and consumers through its seven wholly owned banking subsidiaries: Fulton Bank, N.A., Swineford National Bank, Lafayette Ambassador Bank, FNB Bank N.A., The Bank, The Columbia Bank and Skylands Community Bank. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Reinsurance Company, LTD, Fulton Financial Realty Company, Central Pennsylvania Financial Corp., FFC Management, Inc., FFC Penn Square, Inc. and Fulton Insurance Services Group, Inc. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

The Corporation has consolidated wholly owned banking subsidiaries in some markets and in certain circumstances to leverage one bank's stronger brand recognition over a larger market. It also enables the Corporation to create operating and marketing efficiencies and avoid direct competition between two or more subsidiary banks. In December 2010, the former Delaware National Bank subsidiary consolidated with Fulton Bank, N.A. In 2009, the former Peoples Bank of Elkton subsidiary and the former Hagerstown Trust Company subsidiary consolidated with The Columbia Bank. In March 2008, the former Resource Bank subsidiary consolidated with Fulton Bank, N.A.

In 2009, the Corporation's investment management and trust services subsidiary, Fulton Financial Advisors, N.A., became an operating subsidiary of Fulton Bank. Concurrently with this transaction, Fulton Bank converted its Pennsylvania state charter to a national charter, thereby becoming Fulton Bank, N.A.

The Corporation's primary sources of revenue are interest income on loans and investment securities and fee income on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for credit losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographical market as a result of the growth in electronic delivery systems. The Corporation is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by such regulatory authorities.

The Corporation offers, through its banking subsidiaries, a full range of retail and commercial banking services throughout central and eastern Pennsylvania, Delaware, Maryland, New Jersey and Virginia. Industry diversity is the key to the economic well-being of these markets, and the Corporation is not dependent upon any single customer or industry.

Basis of Financial Statement Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Parent Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Corporation evaluates subsequent events through the date of filing with the Securities and Exchange Commission (SEC).

Fair Value Option: FASB ASC Subtopic 825-10 permits entities to measure many financial instruments and certain other items at fair value and requires certain disclosures for items for which the fair value option is applied.

The Corporation has elected to record mortgage loans held for sale at fair value to more accurately reflect the results of its mortgage banking activities in its consolidated financial statements. Derivative financial instruments related to these activities are also recorded at fair value, as detailed under the heading "Derivative Financial Instruments" below. The Corporation determines fair value for its mortgage loans held for sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair value during the period are recorded as components of mortgage banking income on the consolidated statements of operations. Interest income earned on mortgage loans held for sale is classified within interest income on the consolidated statements of operations.

The following table presents a summary of the Corporation's mortgage loans held for sale and the impact of the fair value election on the consolidated financial statements as of and for the years ended December 31, 2010 and 2009:

	Cost (1)	Fair Value	Balance Sheet Classification	Fair Value Adjustment Loss	Statements of Operations Classification
			(in thousands)		
December 31, 2010:					
Mortgage loans held for sale	**$ 84,604**	**$ 83,940**	Loans held for sale	**$ (1,423)**	Mortgage banking income
December 31, 2009:					
Mortgage loans held for sale	78,819	79,577	Loans held for sale	(1,022)	Mortgage banking income

(1) Cost basis of mortgage loans held for sale represents the unpaid principal balance.

Investments: Debt securities are classified as held to maturity at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities, however, since the investment portfolio serves as a source of liquidity, most debt securities and all marketable equity securities are classified as available for sale. Securities available for sale are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of other comprehensive income, net of tax. Realized securities gains and losses are computed using the specific identification method and are recorded on a trade date basis.

Securities are evaluated periodically to determine whether declines in value are other-than-temporary. For its investments in equity securities, most notably its investments in stocks of financial institutions, the Corporation evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Equity securities with fair values less than cost are considered to be other-than-temporarily impaired if the Corporation does not have the ability and intent to hold the investments for a reasonable period of time that would be sufficient for a recovery of fair value.

Impaired debt securities are determined to be other-than-temporarily impaired if the Corporation concludes at the balance sheet date that it has the intent to sell, or believes it will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. Credit losses on other-than-temporarily impaired debt securities are recorded through earnings, regardless of the intent or the requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's expected cash flows and its amortized cost basis. Non-credit related other-than-temporary impairment charges are recorded as decreases to accumulated other comprehensive income as long as the Corporation has no intent or expected requirement to sell the impaired debt security before a recovery of its amortized cost basis.

In April 2009, the FASB issued Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments" (FSP FAS 115-2). Upon adoption of FSP FAS 115-2, the Corporation determined that $9.7 million of other-than-temporary impairment charges previously recorded for pooled trust preferred securities were non-credit related. As such, a $6.3 million (net of $3.4 million of taxes) increase to retained earnings and a corresponding decrease to accumulated other comprehensive income was recorded as the cumulative effect of adopting FSP FAS 115-2 as of January 1, 2009.

Loans and Revenue Recognition: Loan and lease financing receivables are stated at their principal amount outstanding, except for mortgage loans held for sale, which the Corporation has elected to carry at fair value. Interest income on loans is accrued as earned. Unearned income on lease financing receivables is recognized on a basis which approximates the effective yield method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

In general, a loan is placed on non-accrual status once it becomes 90 days delinquent as to principal or interest. In certain cases a loan may be placed on non-accrual status prior to being 90 days delinquent if there is an indication that the borrower is having difficulty making payments, or the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection.

A loan that is 90 days delinquent may continue to accrue interest if the loan is both adequately secured and is in the process of collection. An adequately secured loan is one that has collateral with a supported fair value that is sufficient to discharge the debt, and/or has an enforceable guarantee from a financially responsible party. A loan is considered to be in the process of collection if collection is proceeding through legal action or through other activities that are reasonably expected to result in repayment of the debt or restoration to current status in the near future.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are offset and the net amount is deferred and amortized over the life of the loan as an adjustment to interest income using the effective interest method. For mortgage loans sold, the net amount is included in gain or loss upon the sale of the related mortgage loan.

Allowance for Credit Losses: The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for credit losses, and decreased by charge-offs, net of recoveries. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate as of the balance sheet date; however, future changes to the allowance or reserve may be necessary based on changes in any of the factors discussed in the following paragraphs.

Maintaining an adequate allowance for credit losses is dependent upon various factors, including the ability to identify potential problem loans in a timely manner. For commercial loans, commercial mortgages and construction loans, an internal risk rating process, consisting of nine general classifications ranging from "excellent" to "loss," is used. Risk ratings are initially assigned to loans by loan officers and are reviewed on a regular basis by loan review staff. Ratings will change if the ongoing monitoring procedures or specific loan review activities identify a deterioration or an improvement in the loan. While assigning risk ratings involves judgment, the risk rating process allows management to identify riskier credits in a timely manner and to allocate resources to managing troubled accounts.

The risk rating process is not practical for residential mortgages, home equity loans, consumer loans, installment loans and lease receivables, mainly because these portfolios consist of a larger number of loans with smaller balances. Instead, these portfolios are evaluated for risk mainly based on aggregate payment history, through the monitoring of delinquency levels and trends.

The Corporation's established methodology for evaluating the adequacy of the allowance for loan losses considers both components of the allowance: 1) specific allowances allocated to loans evaluated individually for impairment under FASB ASC Section 310-10-35, and 2) allowances calculated for pools of loans evaluated collectively for impairment under FASB ASC Subtopic 450-20.

A loan evaluated individually for impairment is considered to be impaired if the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. Impaired loans are required to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The fair value of collateral is generally based on appraisals, discounted to arrive at expected sale prices, net of estimated selling costs. An allowance for loan losses is allocated to an impaired loan if its carrying value exceeds its estimated fair value. In addition, a reserve for unfunded lending commitments may be allocated for impaired loans with unused commitments to extend credit.

As of December 31, 2010 and 2009, substantially all of the Corporation's impaired loans were measured based on the estimated fair value of each loan's collateral. Collateral could be in the form of real estate, in the case of impaired commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real property.

For loans secured by real estate, estimated fair values are determined primarily through certified third-party appraisals. When a real estate-secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the loan-to-value ratio based on the original appraisal; the condition of the property; the Corporation's experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others.

As of December 31, 2010 and 2009, approximately 52% and 40%, respectively, of impaired loans secured by real estate with principal balances greater than $1 million were measured at estimated fair value using certified third-party appraisals that had been updated within the preceding 12 months. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

Where updated certified appraisals are not obtained for loans individually evaluated for impairment that are secured by real estate, fair values are estimated based on one or more of the following:

- Original appraisal – if the original appraisal indicated a very strong loan to value position and, in the opinion of the Corporation's internal loan evaluation staff, there has not been a significant deterioration in the collateral value, the original appraisal may be used to support the value of the collateral. Appropriate discounts are applied to the appraised value to adjust for market changes since the date the appraisal was completed, to arrive at an estimated selling price for the collateral. Original appraisals are typically used only when the estimated collateral value, as adjusted, results in a current loan to value ratio that is lower than the Corporation's policy for new loans, generally 80%.
- Broker price opinions – in lieu of obtaining an updated certified appraisal, a less formal indication of value, such as a broker price opinion, may be obtained. These opinions are generally used to validate internal estimates of collateral value and are not relied upon as the sole determinant of fair value.
- Discounted cash flows – while substantially all of the Corporation's impaired loans are measured based on the estimated fair value of collateral, discounted cash flows analyses may be used to validate estimates of collateral value derived from other approaches.

For loans secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable agings or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

All loans not evaluated individually for impairment are evaluated collectively for impairment, using a pooled loss evaluation approach. In general, these loans include residential mortgages, home equity loans, consumer loans, and lease receivables. Certain commercial loans, commercial mortgages and construction loans are also evaluated collectively for impairment.

The Corporation evaluates loans collectively for impairment through the following procedures:

- The loans are segmented into pools with similar characteristics, such as general loan type, secured or unsecured and type of collateral. Commercial loans, commercial mortgages and construction loans are further segmented into separate pools based on internally assigned risk ratings.
- A loss rate is calculated based on historical loss experience. Typically, this rate is based on actual losses for the most recent four years, with more recent years weighted more heavily.
- The loss rate is adjusted to consider qualitative factors, such as economic conditions and trends.
- The resulting adjusted loss rate is applied to the balance of the loans in the pool to arrive at the allowance allocation for the pool.

The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

Over the past two years, the Corporation has made changes to its allowance methodology which have expanded the number of loans evaluated collectively for impairment and reduced the number of loans evaluated individually for impairment. Effective December 31, 2009, the allowance methodology was revised to evaluate commercial loans, commercial mortgages and construction loans that were rated "satisfactory minus" or "special mention" collectively for impairment as opposed to evaluating these loans individually for impairment. The methodology was changed to more properly align internal risk ratings with the likelihood of impairment. Effective December 31, 2010, the Corporation revised its allowance methodology to evaluate certain accruing commercial loans, commercial mortgages and construction loans rated "substandard" collectively for impairment as opposed to evaluating these loans individually for impairment. These accruing substandard-rated loans in the Corporation's portfolio did not meet the definition of impairment and had no related specific allowance allocation. Approximately $290 million of loans that were previously evaluated individually for impairment were collectively evaluated for impairment, resulting in an additional $9.4 million of allowance allocations as of December 31, 2010.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Closed-end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

Troubled Debt Restructurings: Loans whose terms are modified are classified as troubled debt restructurings if the Corporation grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring typically involve a temporary deferral of scheduled loan payments, an extension of a loan's stated maturity date or a temporary reduction in interest rate. Non-accrual troubled debt restructurings can be restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Troubled debt restructurings are evaluated individually for impairment if they are not performing according to their modified terms and/or they had been restructured during the most recent calendar year.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, 8 years for furniture and 5 years for equipment. Leasehold improvements are amortized over the shorter of 15 years or the non-cancelable lease term. Interest costs incurred during the construction of major bank premises are capitalized.

Other Real Estate Owned: Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned (OREO) and are included in other assets on the consolidated balance sheets, initially at the lower of the estimated fair value of the asset less estimated selling costs or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in other expense or other income, as appropriate.

Mortgage Servicing Rights: The estimated fair value of mortgage servicing rights (MSRs) related to loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans.

MSRs are evaluated quarterly for impairment, by comparing the carrying amount to estimated fair value, as determined through a discounted cash flows valuation. Significant inputs to the valuation include expected servicing income, net of expense, the discount rate and the expected lives of the underlying loans. To the extent the amortized cost of the MSRs exceeds their estimated fair value, a valuation allowance is established for such impairment, through a charge against servicing income, included as a component of mortgage banking income on the consolidated statements of operations. If the Corporation determines, based on subsequent valuations, that impairment no longer exists, then the valuation allowance is reduced through an increase to servicing income.

Derivative Financial Instruments: In connection with its mortgage banking activities, the Corporation enters into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, the Corporation enters into forward commitments for future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. Both the interest rate locks and the forward commitments are accounted for as derivatives and carried at fair value, determined as the amount that would be necessary to settle each derivative financial instrument at the balance sheet date. The amount necessary to settle each interest rate lock is based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Gross derivative assets and liabilities are recorded within other assets and other liabilities, respectively, on the consolidated balance sheets, with changes in fair value during the period recorded within mortgage banking income on the consolidated statements of operations.

During 2010, the Corporation recorded a $3.3 million increase in mortgage banking income resulting from the correction of its methodology for determining the fair values of its interest rate locks. Previously, the fair values of interest rate locks included only the value related to the change in interest rates between the date the rate was locked and the reporting date and excluded the value of the expected gain on sale as of the lock date. At December 31, 2010, the fair values of interest rate locks represented the expected gains on sales had those locks been settled and sold as of the reporting date. This change in methodology did not result in a material difference in reported mortgage banking income in prior periods.

The following presents a comparison of mortgage banking income as reported on the consolidated statements of operations to the amounts that would have been reported had this methodology been applied for all periods presented:

	2010	2009	2008
		(in thousands)	
Reported mortgage banking income	**$ 29,304**	$ 25,061	$ 10,627
Pro-forma mortgage banking income	**27,853**	25,536	11,603
Difference	**$ 1,451**	$ (475)	$ (976)

The following table presents a summary of the notional amounts and fair values of derivative financial instruments as of December 31:

	2010		2009	
	Notional Amount	**Asset (Liability) Fair Value**	Notional Amount	Asset (Liability) Fair Value
		(in thousands)		
Interest Rate Locks with Customers:				
Positive fair values	**$ 140,682**	**$ 777**	$ 58,165	$ 534
Negative fair values	**50,527**	**(760)**	106,921	(945)
Net Interest Rate Locks with Customers		**$ 17**		$ (411)
Forward Commitments:				
Positive fair values	**558,861**	**8,479**	232,310	1,819
Negative fair values	**0**	**0**	59,432	(535)
Net Forward Commitments		**8,479**		1,284
		$ 8,496		$ 873

The following table presents a summary of the fair value gains and losses on derivative financial instruments:

	Fair Value Gains (Losses)		
	2010	2009	Statements of Operations Classification
	(in thousands)		
Interest rate locks with customers	**$ 428**	$ (836)	Mortgage banking income
Forward commitments	**7,195**	2,729	Mortgage banking income
Interest rate swaps	**0**	(18)	Other expense
	$ 7,623	$ 1,875	

Income Taxes: The provision for income taxes is based upon income before income taxes, adjusted primarily for the effect of tax-exempt income, non-deductible expenses and net credits received from investments in low and moderate income housing partnerships (LIH investments) and similar investments. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. The deferred income tax provision or benefit is based on the changes in the deferred tax asset or liability from period to period.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position.

Stock-Based Compensation: The Corporation grants equity awards to employees, consisting of stock options and restricted stock, under its 2004 Stock Option and Compensation Plan (Option Plan). In addition, employees may purchase shares of the Corporation's common stock under the Corporation's Employee Stock Purchase Plan (ESPP). Compensation expense is equal to the fair value of the stock-based compensation awards, net of estimated forfeitures, and is recognized over the vesting period of such awards. The vesting period represents the period during which employees are required to provide service in exchange for such awards.

Net Income (Loss) Per Common Share: The Corporation's basic net income (loss) per common share is calculated as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding. Net income (loss) available to common shareholders is calculated as net income (loss) less accrued dividends and discount accretion related to preferred stock.

For diluted net income (loss) per common share, net income (loss) available to common shareholders is divided by the weighted average number of common shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding stock options, restricted stock and common stock warrants. As of December 31, 2010, there were no outstanding common stock warrants.

A reconciliation of weighted average common shares outstanding used to calculate basic net income (loss) per common share and diluted net income (loss) per common share follows.

	2010	2009	2008
		(in thousands)	
Weighted average common shares outstanding (basic)	**190,860**	175,662	174,236
Impact of common stock equivalents	**537**	281	0
Weighted average common shares outstanding (diluted)	**191,397**	175,943	174,236

In 2010, 5.5 million stock options were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive. In 2009, 6.3 million stock options and a 5.5 million common stock warrant were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive. In 2008, all common stock equivalents were excluded because their effect would have been anti-dilutive due to the net loss for the year.

Disclosures about Segments of an Enterprise and Related Information: The Corporation does not have any operating segments which require disclosure of additional information. While the Corporation owns seven separate banks, each engages in similar activities, provides similar products and services, and operates in the same general geographical area. The Corporation's non-banking activities are immaterial and, therefore, separate information has not been disclosed.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated based on the fees currently charged to enter into similar agreements with similar terms.

Business Combinations and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method. Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill.

Goodwill is not amortized to expense, but is tested for impairment at least annually. Write-downs of the balance, if necessary as a result of the impairment test, are charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual test of goodwill impairment as of October 31st of each year. If certain events occur which indicate goodwill might be impaired between annual tests, goodwill must be tested when such events occur. Based on the results of its annual impairment test, the Corporation concluded that there was no impairment in 2010 or 2009. In 2008, the Corporation recorded a $90.0 million goodwill impairment charge for one of its defined reporting units, based on the results of the annual goodwill impairment test. See Note F, "Goodwill and Intangible Assets" for additional details.

Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of operations.

Variable Interest Entities: FASB ASC Topic 810 provides guidance on when to consolidate certain Variable Interest Entities (VIE's) in the financial statements of the Corporation. VIE's are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. VIEs are assessed for consolidation under ASC Topic 810 when the Corporation holds variable interests in these entities. The Corporation consolidates VIEs when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has the power to make decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

The Parent Company owns all of the common stock of six Subsidiary Trusts, which have issued securities (Trust Preferred Securities) in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The terms of the junior subordinated deferrable interest debentures are the same as the terms of the Trust Preferred Securities. The Parent Company's obligations under the debentures constitute a full and unconditional guarantee by the Parent Company of the obligations of the trusts. The provisions of FASB ASC Topic 810 related to Subsidiary Trusts, as interpreted by the SEC, disallow consolidation of Subsidiary Trusts in the financial statements of the Corporation. As a result, Trust Preferred Securities are not included on the Corporation's consolidated balance sheets. The junior subordinated debentures issued by the Parent Company to the Subsidiary Trusts, which have the same total balance and rate as the combined equity securities and trust preferred securities issued by the Subsidiary Trusts, remain in long-term debt. See Note I, "Short-Term Borrowings and Long-Term Debt" for additional information.

LIH investments are amortized under the effective yield method over the life of the Federal income tax credits generated as a result of such investments, generally ten years. As of December 31, 2010 and 2009, the Corporation's LIH Investments, included in other assets on the consolidated balance sheets, totaled $101.7 million and $76.5 million, respectively. The net income tax benefit associated with these investments was $5.7 million, $4.7 million and $3.9 million in 2010, 2009 and 2008, respectively. None of the Corporation's LIH investments met the consolidation criteria of FASB ASC Topic 810 as of December 31, 2010 or 2009.

Fair Value Measurements: The Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities required to be measured at fair value on both a recurring and nonrecurring basis into the above three levels.

In January 2010, the FASB issued ASC Update No. 2010-06, "Improving Disclosures About Fair Value Measurements" (ASC Update 2010-06). ASC Update 2010-06 requires companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. ASC Update 2010-06 also clarifies that companies should disclose fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the balance sheet, if necessary. In addition, ASC Update 2010-06 provides additional clarification related to disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by ASC Update No. 2010-06 were effective for the Corporation on March 31, 2010. The Corporation did not record any transfers of assets or liabilities between the Level 1 and Level 2 fair value categories during 2010.

ASC Update 2010-06 also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision of ASC Update 2010-06 is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, or March 31, 2011 for the Corporation. The adoption of this provision of ASC Update 2010-06 is not expected to materially impact the Corporation's fair value measurement disclosures.

See Note P, "Fair Value Measurements" for additional details.

New Accounting Standard: In January 2011, the FASB issued ASC Update 2011-1, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update 2010-20" (ASC Update 2011-1). ASC Update 2011-1 defers the requirement to disclose details related to troubled debt restructurings as required under ASC Update 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" (ASC Update 2010-20) until a related proposed FASB ASC update related to accounting for troubled debt restructurings is issued. The disclosure requirements of ASC Update 2010-20 related to troubled debt restructurings will impact the Corporation's disclosures, however, it will not impact how the Corporation measures its allowance for credit losses.

Reclassifications: Certain amounts in the 2009 and 2008 consolidated financial statements and notes have been reclassified to conform to the 2010 presentation.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The amounts of such reserves as of December 31, 2010 and 2009 were $112.8 million and $97.4 million, respectively.

NOTE C – INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities as of December 31:

2010 Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
U.S. Government sponsored agency securities	$ 6,339	$ 0	$ (1)	$ 6,338
State and municipal securities	346	0	0	346
Mortgage-backed securities	1,066	68	0	1,134
	$ 7,751	$ 68	$ (1)	$ 7,818
2010 Available for Sale				
Equity securities	$ 133,570	$ 3,872	$ (974)	$ 136,468
U.S. Government securities	1,649	0	0	1,649
U.S. Government sponsored agency securities	4,888	172	(2)	5,058
State and municipal securities	345,053	6,003	(1,493)	349,563
Corporate debt securities	137,101	3,808	(16,123)	124,786
Collateralized mortgage obligations	1,085,613	23,457	(5,012)	1,104,058
Mortgage-backed securities	843,446	31,080	(3,054)	871,472
Auction rate securities	271,645	892	(11,858)	260,679
	$ 2,822,965	$ 69,284	$ (38,516)	$ 2,853,733
2009 Held to Maturity				
U.S. Government sponsored agency securities	$ 6,713	$ 7	$ 0	$ 6,720
State and municipal securities	503	0	0	503
Mortgage-backed securities	1,484	90	0	1,574
	$ 8,700	$ 97	$ 0	$ 8,797
2009 Available for Sale				
Equity securities	$ 142,531	$ 2,758	$ (4,919)	$ 140,370
U.S. Government securities	1,325	0	0	1,325
U.S. Government sponsored agency securities	91,079	905	(28)	91,956
State and municipal securities	406,011	9,819	(57)	415,773
Corporate debt securities	154,029	424	(37,714)	116,739
Collateralized mortgage obligations	1,102,169	25,631	(4,804)	1,122,996
Mortgage-backed securities	1,043,518	36,948	(442)	1,080,024
Auction rate securities	292,145	3,227	(6,169)	289,203
	$ 3,232,807	$ 79,712	$ (54,133)	$ 3,258,386

Securities carried at $1.9 billion and $2.2 billion as of December 31, 2010 and 2009, respectively, were pledged as collateral to secure public and trust deposits and customer repurchase agreements. Available for sale equity securities include restricted investment securities issued by the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank totaling $96.4 million and $99.1 million as of December 31, 2010 and 2009, respectively.

The amortized cost and estimated fair value of debt securities as of December 31, 2010, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ 167	$ 167	$ 68,652	$ 68,840
Due from one year to five years	6,518	6,517	67,209	69,297
Due from five years to ten years	0	0	121,559	123,435
Due after ten years	0	0	502,916	480,163
	6,685	6,684	760,336	741,735
Collateralized mortgage obligations	0	0	1,085,613	1,104,058
Mortgage-backed securities	1,066	1,134	843,446	871,472
	$ 7,751	$ 7,818	$ 2,689,395	$ 2,717,265

The following table presents information related to the Corporation's gains and losses on the sales of equity and debt securities, and losses recognized for other-than-temporary impairment of investments:

	Gross Realized Gains	Gross Realized Losses	Other-than-temporary Impairment Losses	Net (Losses) Gains
	(in thousands)			
2010:				
Equity securities	**$ 2,424**	**$ (706)**	**$ (1,982)**	**$ (264)**
Debt securities	**13,005**	**(71)**	**(11,969)**	**965**
Total	**$ 15,429**	**$ (777)**	**$ (13,951)**	**$ 701**
2009:				
Equity securities	$ 666	$ (689)	$ (3,931)	$ (3,954)
Debt securities	14,632	(129)	(9,470)	5,033
Total	$ 15,298	$ (818)	$ (13,401)	$ 1,079
2008:				
Equity securities	$ 7,626	$ 0	$ (44,649)	$ (37,023)
Debt securities	3,887	(4,418)	(20,687)	(21,218)
Total	$ 11,513	$ (4,418)	$ (65,336)	$ (58,241)

The following table presents a summary of other-than-temporary impairment charges recorded as components of investment securities gains (losses) on the consolidated statements of operations, by investment security type:

	2010	2009	2008
		(in thousands)	
Financial institution stocks	$ 1,982	$ 3,825	$ 43,131
Mutual funds	0	106	1,162
U.S. government sponsored agency stock	0	0	356
Total equity securities charges	1,982	3,931	44,649
Pooled trust preferred securities	11,969	9,470	15,832
Bank-issued subordinated debt	0	0	4,855
Total debt securities charges	11,969	9,470	20,687
Total other-than-temporary impairment charges	$ 13,951	$ 13,401	$ 65,336

The $2.0 million other-than-temporary impairment charge related to financial institutions stocks in 2010 was due to the severity and duration of the declines in fair values of certain bank stock holdings, in conjunction with management's evaluation of the near-term prospects of each specific issuer. As of December 31, 2010, after other-than-temporary impairment charges, the financial institution stock portfolio had an adjusted cost basis of $30.2 million and a fair value of $33.1 million.

The following table presents a summary of the cumulative credit related other-than-temporary impairment charges, recognized as components of earnings, for pooled trust preferred securities still held by the Corporation at December 31:

	2010	2009
	(in thousands)	
Balance of cumulative credit losses on pooled trust preferred securities, beginning of year	$ (15,612)	$ (6,142)
Additions for credit losses recorded which were not previously recognized as components of earnings	(11,969)	(9,470)
Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security	21	0
Balance of cumulative credit losses on pooled trust preferred securities, end of year	$ (27,560)	$ (15,612)

The following table presents the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2010:

	Less Than 12 months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(in thousands)			
U.S. Government sponsored agency securities	$ 425	$ (1)	$ 272	$ (2)	$ 697	$ (3)
State and municipal securities	50,383	(1,490)	400	(3)	50,783	(1,493)
Corporate debt securities	9,193	(2,045)	61,559	(14,078)	70,752	(16,123)
Collateralized mortgage obligations	330,617	(5,012)	0	0	330,617	(5,012)
Mortgage-backed securities	203,831	(3,054)	0	0	203,831	(3,054)
Auction rate securities	56,870	(1,224)	175,185	(10,634)	232,055	(11,858)
Total debt securities	651,319	(12,826)	237,416	(24,717)	888,735	(37,543)
Equity securities	5,891	(525)	2,151	(449)	8,042	(974)
	$ 657,210	$ (13,351)	$ 239,567	$ (25,166)	$ 896,777	$ (38,517)

The Corporation's mortgage-backed securities and collateralized mortgage obligations have contractual terms that generally do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the decline in market value of these securities is attributable to changes in interest rates and not credit quality, and because the Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider those investments to be other-than-temporarily impaired as of December 31, 2010.

The unrealized holding losses on investments in student loan auction rate securities, also known as auction rate certificates (ARCs), are attributable to liquidity issues resulting from the failure of periodic auctions. Fulton Financial Advisors (FFA), the investment management and trust division of the Corporation's Fulton Bank, N.A. subsidiary, held ARCs for some of its customers' accounts. FFA had previously sold ARCs to customers as short-term investments with fair values that could be derived based on periodic auctions under normal market conditions. During 2008 and 2009, the Corporation purchased ARCs from customers due to the failure of these periodic auctions, which made these previously short-term investments illiquid.

As of December 31, 2010, approximately $211 million, or 81%, of the ARCs were rated above investment grade, with approximately $160 million, or 61%, AAA rated. Approximately $50 million, or 19%, of ARCs were not rated or rated below investment grade by at least one ratings agency. Of this amount, approximately $29 million, or 59%, of the loans underlying the ARCs have principal payments which are guaranteed by the Federal government. In total, approximately $231 million, or 89%, of the loans underlying the ARCs have principal payments which are guaranteed by the Federal government. At December 31, 2010, all ARCs were current and making scheduled interest payments. Because the Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2010.

As noted above, for its investments in equity securities, most notably its investments in stocks of financial institutions, management evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Corporation's ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider those investments with unrealized holding losses as of December 31, 2010 to be other-than-temporarily impaired.

The majority of the Corporation's available for sale corporate debt securities are issued by financial institutions. The following table presents the amortized cost and estimated fair values of corporate debt securities as of December 31:

	2010		2009	
	Amortized Cost	**Estimated Fair Value**	Amortized Cost	Estimated Fair Value
	(in thousands)			
Single-issuer trust preferred securities	**$ 91,257**	**$ 81,789**	$ 95,481	$ 75,811
Subordinated debt	**34,995**	**35,915**	34,886	32,722
Pooled trust preferred securities	**8,295**	**4,528**	20,435	4,979
Corporate debt securities issued by financial institutions	**134,547**	**122,232**	150,802	113,512
Other corporate debt securities	**2,554**	**2,554**	3,227	3,227
Available for sale corporate debt securities	**$ 137,101**	**$ 124,786**	$ 154,029	$ 116,739

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $9.5 million as of December 31, 2010. The Corporation did not record any other-than-temporary impairment charges for single-issuer trust preferred securities in 2010, 2009 or 2008. The Corporation held 13 single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $40.1 million and an estimated fair value of $38.1 million as of December 31, 2010. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB. Single-issuer trust preferred securities with an amortized cost of $11.2 million and an estimated fair value of $8.6 million as of December 31, 2010, were not rated by any ratings agency.

The Corporation held ten pooled trust preferred securities as of December 31, 2010. Nine of these securities, with an amortized cost of $7.5 million and an estimated fair value of $3.9 million, were rated below investment grade by at least one ratings agency, with ratings ranging from C to Caa. For each of the nine pooled trust preferred securities rated below investment grade, the class of securities held by the Corporation was below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool. The Corporation determines the fair value of pooled trust preferred securities based on quotes provided by third-party brokers.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of cumulative credit related other-than-temporary impairment charges, determined using an expected cash flows model. The most significant input to the expected cash flows model is the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprise each pooled trust preferred security to estimate its expected deferral rate. The actual weighted average cumulative defaults and deferrals as a percentage of original collateral were approximately 36% as of December 31, 2010. The discounted cash flows modeling for pooled trust preferred securities held by the Corporation as of December 31, 2010 assumed, on average, an additional 13% expected deferral rate.

Based on management's other-than-temporary impairment evaluations and because the Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, which may be maturity, corporate debt securities with a fair value of $124.8 million were not considered to be other-than-temporarily impaired as of December 31, 2010.

NOTE D – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans, net of unearned income

Loan, net of unearned income are summarized as follows as of December 31:

	2010	2009
	(in thousands)	
Real estate – commercial mortgage	**$ 4,375,980**	$ 4,292,300
Commercial – industrial, financial and agricultural	**3,704,384**	3,699,198
Real estate – home equity	**1,641,777**	1,644,260
Real estate – residential mortgage	**995,990**	921,741
Real estate – construction	**801,185**	978,267
Consumer	**350,161**	360,698
Leasing and other	**61,017**	69,922
Overdrafts	**10,011**	13,753
Loans, gross of unearned income	**11,940,505**	11,980,139
Unearned income	**(7,198)**	(7,715)
Loans, net of unearned income	**$11,933,307**	$11,972,424

The Corporation has extended credit to the officers and directors of the Corporation and to their associates. These related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans, including unadvanced commitments, was $201.1 million and $218.9 million as of December 31, 2010 and 2009, respectively. During 2010, additions totaled $26.5 million and repayments totaled $44.3 million.

The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $3.4 billion and $2.6 billion as of December 31, 2010 and 2009, respectively.

Allowance for Credit Losses

Effective December 31, 2010, the Corporation adopted certain provisions of ASC Update 2010-20. The goal of ASC Update 2010-20 is to improve transparency in financial reporting by companies that hold financing receivables, which include loans, lease receivables, and other long-term receivables. ASC Update 2010-20 requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the allowance for loan losses held against them.

The development of the Corporation's allowance for loan losses is based first, on a segmentation of its loan portfolio by general loan type, or "portfolio segments," as presented in the preceding table. Certain portfolio segments are further disaggregated and evaluated collectively for impairment based on "class segments," which are largely based on the type of collateral underlying each loan. For commercial loans, class segments include loans secured by collateral and unsecured loans. Construction loan class segments include loans secured by commercial real estate and loans secured by residential real estate. Consumer loan class segments are based on collateral types and include direct consumer installment loans and indirect automobile loans.

The Corporation's new and existing disclosures related to the credit quality of loans have been disaggregated based on how it develops its allowance for credit losses and how it measures credit exposures. As prescribed by ASC Update 2010-20, the disclosures and tabular information that follows presents disaggregated information by portfolio segment or by class segment, where required, as of December 31, 2010.

ASC Update 2010-20 also requires expanded disclosures related to credit quality activity during a reporting period effective for periods beginning on or after December 15, 2010, or in connection with the Corporation's quarterly filing on Form 10-Q as of March 31, 2011.

The following table presents the components of the allowance for credit losses as of December 31:

	2010	2009	2008
		(in thousands)	
Allowance for loan losses	**$ 274,271**	$ 256,698	$ 173,946
Reserve for unfunded lending commitments	**1,227**	855	6,191
Allowance for credit losses	**$ 275,498**	$ 257,553	$ 180,137

Changes in the allowance for credit losses were as follows for the years ended December 31:

	2010	2009	2008
		(in thousands)	
Balance at beginning of year	**$ 257,553**	$ 180,137	$ 112,209
Loans charged off	**(151,425)**	(119,074)	(56,859)
Recoveries of loans previously charged off	**9,370**	6,470	5,161
Net loans charged off	**(142,055)**	(112,604)	(51,698)
Provision for credit losses	**160,000**	190,020	119,626
Balance at end of year	**$ 275,498**	$ 257,553	$ 180,137

The following table presents loans, net of unearned income and their related allowance for loan losses by portfolio segment as of December 31, 2010:

	Evaluated Collectively for Impairment		Evaluated Individually for Impairment		Total	
	Recorded Investment	Related Allowance	Recorded Investment	Related Allowance	Recorded Investment	Related Allowance
			(in thousands)			
Real estate - commercial mortgage	$ 4,217,660	$ 22,836	$ 158,320	$ 17,995	$ 4,375,980	$ 40,831
Commercial - industrial, financial and agricultural	3,469,775	32,323	234,609	69,113	3,704,384	101,436
Real estate - home equity	1,641,777	6,454	0	0	1,641,777	6,454
Real estate - residential mortgage	956,260	11,475	39,730	5,950	995,990	17,425
Real estate - construction	660,238	35,247	140,947	22,870	801,185	58,117
Consumer	350,161	4,669	0	0	350,161	4,669
Leasing and other and overdrafts	63,830	3,840	0	0	63,830	3,840
Unallocated	N/A	41,499	N/A	N/A	N/A	41,499
	$ 11,359,701	$ 158,343	$ 573,606	$ 115,928	$ 11,933,307	$ 274,271

N/A - Not applicable.

Impaired Loans

The recorded investment in loans that were evaluated individually for impairment and the related allowance for loan losses as of December 31 is summarized as follows:

	2010		2009	
	Recorded Investment	**Related Allowance for Loan Loss (1)**	Recorded Investment	Related Allowance for Loan Loss (1)
	(in thousands)			
Accruing loans	**$ 327,513**	**$ 79,998**	$ 653,445	$ 100,734
Non-accrual loans	**246,093**	**35,930**	116,425	26,247
Total impaired loans	**$ 573,606**	**$ 115,928**	$ 769,870	$ 126,981

(1) As of December 31, 2010 and 2009 there were $138.3 million and $295.6 million, respectively, of adequately collateralized commercial and commercial mortgage impaired loans that did not have a related allowance for loan loss.

The average recorded investment in impaired loans during 2010, 2009 and 2008 was approximately $772.3 million, $607.7 million and $328.3 million, respectively.

The Corporation generally applies all payments received on non-accruing impaired loans to principal until such time as the principal is paid off, after which time any additional payments received are recognized as interest income. The Corporation recognized interest income of approximately $27.4 million, $26.5 million and $16.8 million on impaired loans in 2010, 2009 and 2008, respectively.

The following table presents total impaired loans by class segment as of December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Related Allowance
	(in thousands)		
With no related allowance recorded:			
Real estate - commercial mortgage	$ 68,583	$ 54,251	N/A
Commercial - secured	38,366	27,745	N/A
Commercial - unsecured	710	587	N/A
Real estate - residential mortgage (1)	21,598	21,212	N/A
Construction - commercial residential	69,624	32,354	N/A
Construction - commercial	5,637	2,125	N/A
With a related allowance recorded:			
Real estate - commercial mortgage	111,190	104,069	$ 17,995
Commercial - secured	202,824	197,674	64,922
Commercial - unsecured	8,681	8,603	4,191
Real estate - residential mortgage (1)	18,518	18,518	5,950
Construction - commercial residential	110,465	103,826	22,155
Construction - commercial	2,642	2,642	715
Total	$ 658,838	$ 573,606	$ 115,928

NA - Not applicable

(1) Impaired residential mortgages represent loans modified under a troubled debt restructuring in 2010 and/or not performing according to their modified terms as of December 31, 2010.

Credit Quality Indicators and Non-performing Assets

One of the most significant factors in assessing the credit quality of the Corporation's loan portfolio is delinquency status. The following table presents a summary of delinquency status by portfolio segment and class segment as of December 31, 2010:

	Performing	Delinquent (1)	Non-performing (2)	Total
		(in thousands)		
Real estate - commercial mortgage	$ 4,257,871	$ 24,389	$ 93,720	$ 4,375,980
Commercial - secured	3,373,651	12,111	85,536	3,471,298
Commercial -unsecured	229,985	1,182	1,919	233,086
Total Commercial - industrial, financial and agricultural	3,603,636	13,293	87,455	3,704,384
Real estate - home equity	1,619,684	11,905	10,188	1,641,777
Real estate - residential mortgage	909,247	36,331	50,412	995,990
Construction - commercial residential	409,190	7,273	76,436	492,899
Construction - commercial	239,150	0	5,287	244,437
Construction - other	60,956	0	2,893	63,849
Total Real estate - construction	709,296	7,273	84,616	801,185
Consumer - direct	45,942	935	212	47,089
Consumer - indirect	166,531	2,275	290	169,096
Consumer - other	129,911	2,413	1,652	133,976
Total Consumer	342,384	5,623	2,154	350,161
Leasing and other and overdrafts	63,087	516	227	63,830
	$ 11,505,205	$ 99,330	$ 328,772	$ 11,933,307

(1) Includes all accruing loans 30 days to 89 days past due.

(2) Includes all accruing loans 90 days or more past due and all non-accrual loans.

The following table presents non-performing assets as of December 31:

	2010	2009
	(in thousands)	
Non-accrual loans	**$ 280,688**	$ 238,360
Accruing loans greater than 90 days past due	**48,084**	43,359
Total non-performing loans	**328,772**	281,719
Other real estate owned	**32,959**	23,309
Total non-performing assets	**$ 361,731**	$ 305,028

The following table presents loans whose terms were modified under troubled debt restructurings, as of December 31:

	2010	2009
	(in thousands)	
Real estate – residential mortgage	$ **37,826**	$ 24,639
Real estate – commercial mortgage	**18,778**	15,997
Commercial – industrial, financial and agricultural	**5,502**	1,459
Real estate – construction	**5,440**	0
Consumer	**263**	0
Total accruing troubled debt restructurings	**67,809**	42,095
Non-accrual troubled debt restructurings (1)	**51,175**	15,875
Total troubled debt restructurings	$ **118,984**	$ 57,970

(1) Included within non-accrual loans in the preceding table. Non-accrual troubled debt restructurings include $22.4 million and $2.9 million, respectively, of loans that were modified after being placed on non-accrual status as of December 31, 2010 and 2009.

There were no commitments to lend additional funds to borrowers whose loans were modified under troubled debt restructurings at December 31, 2010 and 2009, respectively.

The following table presents past due status and non-accrual loans by portfolio segment and class segment as of December 31, 2010:

	31-59 Days Past Due	60-89 Days Past Due	≥ 90 Days Past Due and Accruing	Non-accrual	Total ≥ 90 Days	Total Past Due	Current	Total
				(in thousands)				
Real estate - commercial mortgage	$15,898	$ 8,491	$ 6,744	$ 86,976	$ 93,720	$118,109	$ 4,257,871	$ 4,375,980
Commercial - secured	5,274	6,837	13,374	72,162	85,536	97,647	3,373,651	3,471,298
Commercial -unsecured	629	553	731	1,188	1,919	3,101	229,985	233,086
Total Commercial - industrial, financial and agricultural	5,903	7,390	14,105	73,350	87,455	100,748	3,603,636	3,704,384
Real estate - home equity	8,138	3,767	10,024	164	10,188	22,093	1,619,684	1,641,777
Real estate - residential mortgage	24,237	12,094	13,346	37,066	50,412	86,743	909,247	995,990
Construction - commercial residential	3,872	3,401	884	75,552	76,436	83,709	409,190	492,899
Construction - commercial	0	0	195	5,092	5,287	5,287	239,150	244,437
Construction - other	0	0	491	2,402	2,893	2,893	60,956	63,849
Total Real estate - construction	3,872	3,401	1,570	83,046	84,616	91,889	709,296	801,185
Consumer - direct	707	228	212	0	212	1,147	45,942	47,089
Consumer - indirect	1,916	359	290	0	290	2,565	166,531	169,096
Consumer - other	1,751	662	1,638	14	1,652	4,065	129,911	133,976
Total Consumer	4,374	1,249	2,140	14	2,154	7,777	342,384	350,161
Leasing and other and overdrafts	473	43	155	72	227	743	63,087	63,830
	$62,895	$36,435	$ 48,084	$280,688	$328,772	$428,102	$11,505,205	$ 11,933,307

NOTE E – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2010	2009
	(in thousands)	
Land	**$ 35,518**	$ 35,587
Buildings and improvements	**249,026**	240,341
Furniture and equipment	**152,071**	150,164
Construction in progress	**11,927**	4,672
	448,542	430,764
Less: Accumulated depreciation and amortization	**(240,526)**	(226,561)
	$ 208,016	$ 204,203

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in goodwill:

	2010	2009	2008
		(in thousands)	
Balance at beginning of year	**$ 534,862**	$ 534,385	$ 624,072
Goodwill impairment	**0**	0	(90,000)
Other goodwill additions, net	**656**	477	313
Balance at end of year	**$ 535,518**	$ 534,862	$ 534,385

The Corporation did not complete any acquisitions during the years ended December 31, 2010, 2009 and 2008. The other goodwill additions were primarily due to additional purchase price incurred for prior acquisitions as a result of contingencies being met, offset by tax benefits realized on the exercises of stock options assumed in acquisitions.

The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units, generally represented as its subsidiary banks. After this allocation is completed, a two-step valuation process is applied, as required by FASB ASC Topic 805. In Step 1, each reporting unit's fair value is determined based on three metrics: (1) a primary market approach, which measures fair value based on trading multiples of independent publicly traded financial institutions of comparable size and character to the reporting units, (2) a secondary market approach, which measures fair value based on acquisition multiples of publicly traded financial institutions of comparable size and character which were recently acquired, and (3) an income approach, which estimates fair value based on discounted cash flows. If the fair value of any reporting unit exceeds its adjusted net book value, no write-down of goodwill is necessary. If the fair value of any reporting unit is less than its adjusted net book value, a Step 2 valuation procedure is required to assess the proper carrying value of the goodwill allocated to that reporting unit. The valuation procedures applied in a Step 2 valuation are similar to those that would be performed upon an acquisition, with the Step 1 fair value representing a hypothetical reporting unit purchase price.

Based on its 2010 annual goodwill impairment test, the Corporation determined that The Bank and The Columbia Bank (Columbia) reporting units failed the Step 1 impairment test. As a result of the Step 1 procedures performed, The Bank's adjusted net book value exceeded its fair value by approximately $64 million, or 24%, while Columbia's adjusted net book value exceeded its fair value by approximately $78 million, or 26%. The Corporation determined that no goodwill impairment charge was necessary, as these Step 1 shortfalls were offset by the implied fair value adjustments of The Bank's and Columbia's assets and liabilities determined in the Step 2 valuation procedures. The goodwill allocated to The Bank and Columbia at December 31, 2010 was $97.4 million and $112.7 million, respectively.

All of the Corporation's remaining reporting units passed the Step 1 goodwill impairment test, resulting in no goodwill impairment charges in 2010. Two reporting units, with total allocated goodwill of $11.2 million, had fair values that exceeded adjusted net book values by less than 5%. The remaining reporting units, with total allocated goodwill of $314.2 million, had fair values that exceeded net book values by approximately 15% in the aggregate.

Based on its 2009 annual goodwill impairment test, the Corporation determined that Columbia failed Step 1 of its impairment test, with its adjusted net book value exceeding fair value by approximately $37 million, or 14%. However, the Corporation determined that no goodwill impairment charge was necessary, as the Step 1 shortfall was offset by the implied fair value adjustments of Columbia's assets and liabilities determined in the Step 2 valuation procedures.

Based on its 2008 annual goodwill impairment test, the Corporation determined that the goodwill allocated to Columbia was impaired, resulting in a $90.0 million goodwill impairment charge. Columbia's 2008 goodwill impairment resulted from a number of external and internal factors. Among the external factors were the 2008 decrease in the values of financial institution stocks and in the acquisition multiples paid for banks of comparable size and character to Columbia, which produced a lower fair value for Columbia under the primary and secondary market approaches. The Corporation acquired Columbia Bancorp in 2006, paying a price that was commensurate with the market at that time, when bank values were higher than they were as of the date of the 2008 impairment test. Among the internal factors which contributed to the 2008 impairment charge were a decrease in expected cash flows for Columbia under the income approach due to the 2008 interest rate environment, which negatively affected Columbia's net interest income, and deterioration in the credit quality of Columbia's commercial real estate and construction loan portfolios.

The estimated fair values of the Corporation's reporting units are subject to uncertainty, including future changes in the trading and acquisition multiples of comparable financial institutions and future operating results of reporting units which could differ significantly from the assumptions used in the discounted cash flow analysis under the income approach.

The following table summarizes intangible assets as of December 31:

	2010			2009		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
			(in thousands)			
Amortizing:						
Core deposit	**$ 50,279**	**$ (40,475)**	**$ 9,804**	$ 50,279	$ (35,911)	$ 14,368
Unidentifiable and other	**11,878**	**(10,484)**	**1,394**	11,878	(9,808)	2,070
Total amortizing	**62,157**	**(50,959)**	**11,198**	62,157	(45,719)	16,438
Non-amortizing	**1,263**	**0**	**1,263**	1,263	0	1,263
	$ 63,420	**$ (50,959)**	**$ 12,461**	$ 63,420	$ (45,719)	$ 17,701

Core deposit intangible assets are amortized using an accelerated method over the estimated remaining life of the acquired core deposits. As of December 31, 2010, these assets had a weighted average remaining life of approximately three years. Unidentifiable intangible assets, consisting of premiums paid on branch acquisitions that did not qualify for business combinations accounting under FASB ASC Topic 810, had a weighted average remaining life of two years. All other amortizing intangible assets had a weighted average remaining life of approximately four years. Amortization expense related to intangible assets totaled $5.2 million, $5.7 million and $7.2 million in 2010, 2009 and 2008, respectively.

Amortization expense for the next five years is expected to be as follows (in thousands):

Year	
2011	$ 4,239
2012	3,036
2013	2,240
2014	1,340
2015	310

NOTE G – MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in MSRs, which are included in other assets on the consolidated balance sheets:

	2010	2009
	(in thousands)	
Amortized cost:		
Balance at beginning of year	**$ 23,498**	$ 8,491
Originations of mortgage servicing rights	**12,240**	17,571
Amortization expense	**(5,038)**	(2,564)
Balance at end of year	**$ 30,700**	$ 23,498
Valuation allowance:		
Balance at beginning of year	**$ (1,000)**	$ (1,000)
Additions	**(550)**	0
Balance at end of year	**$ (1,550)**	$ (1,000)
Net MSRs at end of year	**$ 29,150**	$ 22,498

MSRs represent the economic value of existing contractual rights to service mortgage loans that have been sold. Accordingly, actual and expected prepayments of the underlying mortgage loans can impact the value of MSRs.

The Corporation estimates the fair value of its MSRs by discounting the estimated cash flows from servicing income, net of expense, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSRs.

The Corporation determined that the estimated fair value of MSRs was $29.2 million as of December 31, 2010 and $22.5 million as of December 31, 2009. The estimated fair value of MSRs was equal to their book value, net of the valuation allowance, at December 31, 2010. Therefore, no further adjustment to the valuation allowance was necessary as of December 31, 2010.

Estimated MSR amortization expense for the next five years, based on balances as of December 31, 2010 and the expected remaining lives of the underlying loans, follows (in thousands):

Year	
2011	$ 6,433
2012	5,882
2013	5,262
2014	4,568
2015	3,793

NOTE H – DEPOSITS

Deposits consisted of the following as of December 31:

	2010	2009
	(in thousands)	
Noninterest-bearing demand	**$ 2,194,988**	$ 2,012,837
Interest-bearing demand	**2,277,190**	2,022,746
Savings and money market accounts	**3,286,435**	2,748,467
Time deposits	**4,629,968**	5,313,864
	$ 12,388,581	$12,097,914

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $1.7 billion and $2.1 billion as of December 31, 2010 and 2009, respectively. The scheduled maturities of time deposits as of December 31, 2010 were as follows (in thousands):

Year	
2011	$ 2,962,803
2012	869,599
2013	505,935
2014	136,386
2015	108,416
Thereafter	46,829
	$ 4,629,968

NOTE I – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings as of December 31, 2010, 2009 and 2008 and the related maximum amounts outstanding at the end of any month in each of the three years then ended are presented below. The securities underlying the repurchase agreements remain in available for sale investment securities.

	December 31			Maximum Outstanding		
	2010	2009	2008	**2010**	2009	2008
	(in thousands)					
Federal funds purchased	**$ 267,844**	$ 378,068	$ 1,147,673	**$ 506,567**	$ 865,699	$ 1,531,568
Customer repurchase agreements	**204,800**	259,458	255,796	**279,414**	347,401	255,796
Customer short-term promissory notes	**201,433**	231,414	356,788	**243,637**	274,546	498,765
FHLB overnight repurchase agreements	**0**	0	0	**0**	0	550,000
Revolving line of credit (1)	**0**	0	0	**0**	0	51,800
Federal Reserve Bank borrowings	**0**	0	0	**0**	200,000	0
Other	**0**	0	2,513	**0**	5,215	5,554
	$ 674,077	$ 868,940	$ 1,762,770			

(1) Revolving line of credit agreement expired in October 2008.

A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to Federal Reserve Bank Discount Window borrowings. As of December 31, 2010 and 2009, the Corporation had $1.5 billion and $1.6 billion, respectively, of collateralized borrowing availability at the Discount Window and term auction facility, and no outstanding borrowings.

The following table presents information related to customer repurchase agreements:

	2010	2009	2008
	(dollars in thousands)		
Amount outstanding as of December 31	**$ 204,800**	$ 259,458	$ 255,796
Weighted average interest rate at year end	**0.39%**	0.54%	4.41%
Average amount outstanding during the year	**$ 252,634**	$ 254,662	$ 530,354
Weighted average interest rate during the year	**0.31%**	0.55%	2.13%

FHLB advances and long-term debt included the following as of December 31:

	2010	2009
	(in thousands)	
FHLB advances	**$ 736,043**	$ 1,157,623
Subordinated debt	**200,000**	200,000
Junior subordinated deferrable interest debentures	**185,570**	185,570
Other long-term debt	**1,430**	1,491
Unamortized issuance costs	**(3,593)**	(3,911)
	$ 1,119,450	$ 1,540,773

Excluded from the preceding table is the Parent Company's revolving line of credit with its subsidiary banks. As of December 31, 2010 and 2009, there were no amounts outstanding under this line of credit. This line of credit is secured by equity securities and insurance investments and bears interest at the prime rate minus 1.50%. Although the line of credit and related interest are eliminated in the consolidated financial statements, this borrowing arrangement is senior to the subordinated debt and the junior subordinated deferrable interest debentures.

FHLB advances mature through March 2027 and carry a weighted average interest rate of 4.03%. As of December 31, 2010, the Corporation had an additional borrowing capacity of approximately $1.1 billion with the FHLB. Advances from the FHLB are secured by FHLB stock, qualifying residential mortgages, investments and other assets.

The following table summarizes the scheduled maturities of FHLB advances and long-term debt as of December 31, 2010 (in thousands):

Year	
2011	$ 94,041
2012	101,789
2013	5,472
2014	6,311
2015	150,620
Thereafter	761,217
	$ 1,119,450

In May 2007, the Corporation issued $100.0 million of ten-year subordinated notes, which mature on May 1, 2017 and carry a fixed rate of 5.75% and an effective rate of approximately 5.96% as a result of issuance costs. Interest is paid semi-annually in May and November of each year. In March 2005, the Corporation issued $100.0 million of ten-year subordinated notes, which mature April 1, 2015 and carry a fixed rate of 5.35% and an effective rate of approximately 5.49% as a result of issuance costs. Interest is paid semi-annually in October and April of each year.

The Parent Company owns all of the common stock of six Subsidiary Trusts, which have issued Trust Preferred Securities in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The Trust Preferred Securities are redeemable on specified dates, or earlier if the deduction of interest for Federal income taxes is prohibited, the Trust Preferred Securities no longer qualify as Tier I regulatory capital, or if certain other contingencies arise.

The following table provides details of the debentures as of December 31, 2010 (dollars in thousands):

Debentures Issued to	Fixed/ Variable	Interest Rate	Amount	Maturity	Callable	Callable Rate
PBI Capital Trust	Fixed	8.57 %	$ 10,310	8/15/2028	2/04/2011	103.4%
SVB Eagle Statutory Trust I	Variable	3.59 %	4,124	7/31/2031	7/31/2011	100.0
Columbia Bancorp Statutory Trust	Variable	2.95 %	6,186	6/30/2034	3/31/2011	100.0
Columbia Bancorp Statutory Trust II	Variable	2.19 %	4,124	3/15/2035	3/15/2011	100.0
Columbia Bancorp Statutory Trust III	Variable	2.07 %	6,186	6/15/2035	3/15/2011	100.0
Fulton Capital Trust I	Fixed	6.29 %	154,640	2/01/2036	NA	NA
			$ 185,570			

NOTE J – REGULATORY MATTERS

Dividend and Loan Limitations

The dividends that may be paid by subsidiary banks to the Parent Company are subject to certain legal and regulatory limitations. Under such limitations, the total amount available for payment of dividends by subsidiary banks was approximately $255 million as of December 31, 2010.

Under current Federal Reserve regulations, the subsidiary banks are limited in the amount they may loan to their affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of each bank subsidiary's regulatory capital. As of December 31, 2010, the maximum amount available for transfer from the subsidiary banks to the Parent Company in the form of loans and dividends was approximately $398 million.

Regulatory Capital Requirements

The Corporation's subsidiary banks are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of the subsidiary banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2010, that all of its bank subsidiaries meet the capital adequacy requirements to which they were subject.

As of December 31, 2010 and 2009, the Corporation's five significant subsidiaries, Fulton Bank, N.A., Lafayette Ambassador Bank, Skylands Community Bank, The Bank and The Columbia Bank, were well capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. To be categorized as well capitalized, these banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2010 that management believes have changed the institutions' categories.

The following tables present the total risk-based, Tier I risk-based and Tier I leverage requirements for the Corporation and its significant subsidiaries with total assets in excess of $1.0 billion.

	Actual		For Capital Adequacy Purposes		Well Capitalized	
As of December 31, 2010	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	**$ 1,814,972**	**14.2%**	**$1,019,610**	**8.0%**	N/A	N/A
Fulton Bank, N.A.	**948,943**	**12.7**	**598,952**	**8.0**	**748,690**	**10.0%**
Lafayette Ambassador Bank	**133,214**	**12.7**	**84,155**	**8.0**	**105,194**	**10.0**
Skylands Community Bank	**119,100**	**12.0**	**79,605**	**8.0**	**99,506**	**10.0**
The Bank	**210,381**	**13.4**	**125,643**	**8.0**	**157,054**	**10.0**
The Columbia Bank	**219,163**	**14.7**	**119,191**	**8.0**	**148,988**	**10.0**
Tier I Capital (to Risk-Weighted Assets):						
Corporation	**$ 1,473,123**	**11.6%**	**$ 509,805**	**4.0%**	N/A	N/A
Fulton Bank, N.A	**796,658**	**10.6**	**299,476**	**4.0**	**449,214**	**6.0%**
Lafayette Ambassador Bank	**115,360**	**11.0**	**42,077**	**4.0**	**63,116**	**6.0**
Skylands Community Bank	**101,834**	**10.2**	**39,802**	**4.0**	**59,704**	**6.0**
The Bank	**180,780**	**11.5**	**62,822**	**4.0**	**94,233**	**6.0**
The Columbia Bank	**200,319**	**13.4**	**59,595**	**4.0**	**89,393**	**6.0**
Tier I Capital (to Average Assets):						
Corporation	**$ 1,473,123**	**9.4%**	**$ 628,611**	**4.0%**	N/A	N/A
Fulton Bank, N.A	**796,658**	**9.2**	**347,140**	**4.0**	**433,924**	**5.0%**
Lafayette Ambassador Bank	**115,360**	**8.3**	**55,395**	**4.0**	**69,224**	**5.0**
Skylands Community Bank	**101,834**	**7.3**	**41,774**	**3.0**	**69,623**	**5.0**
The Bank	**180,780**	**8.8**	**82,348**	**4.0**	**102,935**	**5.0**
The Columbia Bank	**200,319**	**10.0**	**79,937**	**4.0**	**99,922**	**5.0**
As of December 31, 2009						
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,898,879	14.7%	$1,034,714	8.0%	N/A	N/A
Fulton Bank, N.A.	801,284	11.1	575,930	8.0	719,913	10.0%
Lafayette Ambassador Bank	127,570	12.2	83,697	8.0	104,621	10.0
Skylands Community Bank	115,158	11.8	78,011	8.0	97,514	10.0
The Bank	194,143	12.1	128,411	8.0	160,514	10.0
The Columbia Bank	215,765	13.6	127,158	8.0	158,947	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,536,021	11.9%	$ 517,357	4.0%	N/A	N/A
Fulton Bank, N.A	638,194	8.9	287,965	4.0	431,948	6.0%
Lafayette Ambassador Bank	108,069	10.3	41,848	4.0	62,772	6.0
Skylands Community Bank	96,935	9.9	39,006	4.0	58,508	6.0
The Bank	161,977	10.1	64,206	4.0	96,309	6.0
The Columbia Bank	195,502	12.3	63,579	4.0	95,368	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,536,021	9.7%	$ 636,220	4.0%	N/A	N/A
Fulton Bank, N.A	638,194	7.9	324,647	4.0	405,809	5.0%
Lafayette Ambassador Bank	108,069	7.6	42,868	3.0	71,446	5.0
Skylands Community Bank	96,935	7.5	38,620	3.0	64,366	5.0
The Bank	161,977	8.1	79,792	4.0	99,740	5.0
The Columbia Bank	195,502	9.1	85,825	4.0	107,281	5.0

N/A – Not applicable as "well-capitalized" applies to banks only.

NOTE K – INCOME TAXES

The components of the provision for income taxes are as follows:

	2010	2009	2008
		(in thousands)	
Current tax expense (benefit):			
Federal	**$ 38,333**	$ 36,162	$ 76,249
State	**532**	(322)	804
	38,865	35,840	77,053
Deferred tax expense (benefit)	**5,544**	(20,432)	(52,483)
	$ 44,409	$ 15,408	$ 24,570

The differences between the effective income tax rate and the Federal statutory income tax rate are as follows:

	2010	2009	2008
Statutory tax rate	**35.0%**	35.0%	35.0%
Effect of tax-exempt income	**(5.8)**	(11.2)	(53.3)
Effect of low income housing investments	**(3.3)**	(5.3)	(20.2)
Bank-owned life insurance	**(0.6)**	(1.2)	(5.1)
State income taxes, net of Federal benefit	**0.2**	(0.2)	2.8
Goodwill impairment	**0.0**	0.0	166.2
Other, net	**0.2**	0.1	4.2
Effective income tax rate	**25.7%**	17.2%	129.6%

The net deferred tax asset recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences as of December 31:

	2010	2009
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	**$ 96,408**	$ 90,143
Other-than-temporary impairment of investments	**17,482**	21,750
Other accrued expenses	**13,075**	12,739
Deferred compensation	**9,553**	9,511
Loss and credit carryforwards	**8,232**	7,887
Postretirement and defined benefit plans	**5,588**	6,016
LIH investments	**2,613**	1,944
Stock-based compensation	**2,338**	2,164
Derivative financial instruments	**1,571**	1,644
Other	**954**	5,049
Total gross deferred tax assets	**157,814**	158,847
Deferred tax liabilities:		
Unrealized holding gains on securities available for sale	**10,769**	8,953
Mortgage servicing rights	**10,745**	7,875
Premises and equipment	**7,557**	2,308
Acquisition premiums/discounts	**5,069**	4,511
Direct leasing	**5,048**	8,141
Intangible assets	**3,456**	4,695
Other	**3,902**	1,018
Total gross deferred tax liabilities	**46,546**	37,501
Net deferred tax asset before valuation allowance	**111,268**	121,346
Valuation allowance	**(8,232)**	(7,887)
Net deferred tax asset	**$ 103,036**	$ 113,459

The valuation allowance relates to state net operating loss carryforwards for which realizability is uncertain. As of December 31, 2010 and 2009, the Corporation had state net operating loss carryforwards of approximately $452 million and $370 million, respectively, which are available to offset future state taxable income, and expire at various dates through 2030.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and capital gain income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, such as the generation of capital gains, in making this assessment. The Corporation has $16.6 million of deferred tax assets resulting from other than temporary impairment losses on investment securities, which would be characterized as capital losses for tax purposes. If realized, the income tax benefits of these potential capital losses can only be recognized for tax purposes to the extent of capital gains generated during carryback and carryforward periods. In addition to existing capital gains realized in carryback periods, the Corporation has the ability to generate sufficient offsetting capital gains in future periods through the execution of certain tax planning strategies, which may include the sale and leaseback of some or all of its branch and office properties.

Based on projections for future taxable income and capital gains over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of its deferred tax assets, net of the valuation allowance, as of December 31, 2010.

Uncertain Tax Positions

The following summarizes the changes in unrecognized tax benefits (in thousands):

	2010	2009
	(in thousands)	
Balance at beginning of year	$ 4,481	$ 4,596
Current period tax positions	582	869
Lapse of statute of limitations	(980)	(984)
Balance at end of year	$ 4,083	$ 4,481

Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. These offsetting increases and decreases are likely to continue in the future, including over the next 12 months. While the net effect on total unrecognized tax benefits during this period cannot be reasonably estimated, approximately $1.1 million is expected to reverse in 2011 due to lapsing of the statute of limitations.

Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. The Corporation does not expect to have any changes in unrecognized tax benefits as a result of settlements with taxing authorities during the next 12 months.

As of December 31, 2010, if recognized, all of the Corporation's unrecognized tax benefits would impact the effective tax rate. Not included in the table above is $1.6 million of Federal tax expense on unrecognized state tax benefits which, if recognized, would also impact the effective tax rate. Interest accrued related to unrecognized tax benefits is recorded as a component of income tax expense. Penalties, if incurred, would also be recognized in income tax expense. The Corporation recognized approximately $475,000 and $352,000 of interest expense in income tax expense related to unrecognized tax positions in 2010 and 2009, respectively. Credits to income tax expense of approximately $500,000 and $438,000 were recognized in 2010 and 2009, respectively, for accrued interest expense related to reserves for unrecognized tax positions that were reversed during such periods. As of December 31, 2010 and 2009, total accrued interest and penalties related to unrecognized tax positions were approximately $819,000 and $844,000, respectively.

The Corporation and its subsidiaries file income tax returns in the U.S. Federal jurisdiction and various states. In most cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxable authorities. With few exceptions, the Corporation is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2007.

NOTE L – EMPLOYEE BENEFIT PLANS

The following summarizes the Corporation's expense (benefit) under its retirement plans for the years ended December 31:

	2010	2009	2008
		(in thousands)	
Fulton Financial Corporation 401(k) Retirement Plan.	$ 11,378	$ 11,118	$ 10,950
Pension Plan	742	1,674	(263)
	$ 12,120	$ 12,792	$ 10,687

Fulton Financial Corporation 401(k) Retirement Plan – A defined contribution plan that includes two contribution features:

- Employer Profit Sharing – elective contributions based on a formula providing for an amount not to exceed 5% of each eligible employee's covered compensation. During an eligible employee's first five years of employment, employer contributions vest over a five-year graded vesting schedule. Employees hired after July 1, 2007 are not eligible for this contribution.
- 401(k) Contributions – eligible employees may defer a portion of their pre-tax covered compensation on an annual basis, with employer matches of up to 5% of employee contributions. Employee and employer contributions under these features are 100% vested.

Defined Benefit Pension Plan – Contributions to the Corporation's defined benefit pension plan (Pension Plan) are actuarially determined and funded annually, if necessary. Effective January 1, 2008, the Pension Plan was curtailed.

Effective January 1, 2008, as required by FASB ASC Subtopic 715-20, the Corporation changed the actuarial measurement date for its Pension Plan from a fiscal year-end of September 30th to December 31st. The impact of this change in the actuarial measurement date was a $66,000 increase to the Corporation's prepaid pension asset and a cumulative effect adjustment, net of tax, of $43,000 recorded as an increase to retained earnings.

The Corporation recognizes the funded status of its Pension Plan and postretirement benefits on the consolidated balance sheets and recognizes the changes in that funded status through other comprehensive income. See the heading "Postretirement Benefits" below for a description of the Corporation's postretirement benefits.

Pension Plan

The net periodic pension cost (benefit) for the Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2010	2009	2008
		(in thousands)	
Service cost (1)	**$ 104**	$ 153	$ 143
Interest cost	**3,367**	3,282	3,264
Expected return on assets	**(3,206)**	(2,809)	(3,670)
Net amortization and deferral	**477**	1,048	0
Net periodic pension cost (benefit)	**$ 742**	$ 1,674	$ (263)

(1) Pension plan service cost for all years presented was related to administrative costs associated with the plan and not due to the accrual of additional participant benefits.

The following table summarizes the changes in the projected benefit obligation and fair value of plan assets for the Plan year ended December 31:

	2010	2009
	(in thousands)	
Projected benefit obligation, beginning of year	**$ 61,997**	$ 60,474
Service cost	**104**	153
Interest cost	**3,367**	3,282
Benefit payments	**(2,490)**	(2,190)
Change due to change in assumptions	**112**	0
Experience loss	**370**	278
Projected benefit obligation, end of year	**$ 63,460**	$ 61,997
Fair value of plan assets, beginning of year	**$ 54,597**	$ 48,287
Actual return on assets	**4,904**	8,500
Benefit payments	**(2,490)**	(2,190)
Fair value of plan assets, end of year	**$ 57,011**	$ 54,597

The funded status of the Pension Plan, included in other liabilities on the consolidated balance sheets as of December 31, 2010 and 2009 was as follows:

	2010	2009
	(in thousands)	
Projected benefit obligation (1)	**$ (63,460)**	$ (61,997)
Fair value of plan assets	**57,011**	54,597
Funded status	**$ (6,449)**	$ (7,400)

(1) As a result of the Pension Plan's curtailment, the accumulated benefit obligation is equal to the projected benefit obligation as of December 31, 2010 and 2009.

The following table summarizes the changes in the unrecognized net loss (gain) recognized as a component of accumulated other comprehensive income:

	Unrecognized Net Loss (Gain)	
	Gross of tax	Net of tax
	(in thousands)	
Balance as of January 1, 2009	$ 17,576	$ 11,424
Recognized as a component of 2009 periodic pension cost	(1,048)	(681)
Unrecognized gains arising in 2009	(5,412)	(3,518)
Balance as of December 31, 2009	11,116	7,225
Recognized as a component of 2010 periodic pension cost	(477)	(310)
Unrecognized gains arising in 2010	(1,214)	(789)
Balance as of December 31, 2010	$ 9,425	$ 6,126

The total amount of unrecognized net loss that will be amortized as a component of net periodic pension cost in 2011 is expected to be $308,000.

The following rates were used to calculate net periodic pension cost (benefit) and the present value of benefit obligations as of December 31:

	2010	2009	2008
Discount rate-projected benefit obligation	**5.50%**	5.50%	5.50%
Expected long-term rate of return on plan assets	**6.00**	6.00	6.00

As of December 31, 2010, the 5.50% discount rate used to calculate the present value of benefit obligations was determined using the Citigroup Average Life discount rate table, rounded to the nearest 0.25%. As of December 31, 2009 and 2008, the 5.50% discount rate used to calculate the present value of benefit obligations was determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%. The change to the Citigroup Average Life discount rate table in 2010 resulted in a pension discount yield curve that more closely matched the Pension Plan's expected benefit payments. Had the Corporation used the December 31, 2010 published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%, the discount rate used to calculate the present value of benefit obligations would have been 5.25%.

The 6.00% long-term rate of return on plan assets used to calculate the net periodic pension cost was based on historical returns, adjusted for expectations of long-term asset returns based on the December 31, 2010 weighted average asset allocations. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized.

The following table presents a summary of the fair values of the Pension Plan's assets as of December 31:

	2010		2009	
	Estimated Fair Value	**% of Total Assets**	Estimated Fair Value	% of Total Assets
	(dollars in thousands)			
Cash and money market funds	**$ 2,482**	**4.4%**	$ 2,820	5.2%
Equity common trust funds	**15,365**		17,983	
Equity mutual funds	**19,473**		12,110	
Equity securities	**34,838**	**61.1**	30,093	55.1
U.S. Government securities	**0**		12,447	
Fixed income mutual funds	**19,691**		8,379	
Corporate debt securities	**0**		858	
Debt securities	**19,691**	**34.5**	21,684	39.7
	$ 57,011	**100.0%**	$ 54,597	100.0%

Equity securities consist mainly of equity common trust funds and mutual funds. Fixed income securities consist mainly of fixed income mutual funds. Pension Plan assets are invested with a balanced growth objective, with target asset allocations of approximately 55% for equity securities and approximately 45% percent for fixed income securities and cash. Investment decisions are made by a retirement plan committee, which meets periodically.

The fair values for all assets held by the Pension Plan, excluding equity common trust funds, are based on quoted prices for identical instruments and would be categorized as Level 1 assets under FASB ASC Topic 810. Equity common trust funds would be categorized as Level 2 assets under FASB ASC Topic 810.

Estimated future benefit payments are as follows (in thousands):

Year	
2011	$ 2,168
2012	2,328
2013	2,486
2014	2,642
2015	2,880
2016 – 2020	18,615
	$ 31,119

Postretirement Benefits

The Corporation currently provides medical benefits and life insurance benefits under a postretirement benefits plan (Postretirement Plan) to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Certain full-time employees may become eligible for these discretionary benefits if they reach retirement age while working for the Corporation. Benefits are based on a graduated scale for years of service after attaining the age of 40.

During 2009, the Corporation amended the Postretirement Plan to no longer pay benefits for early retirees from their retirement date to the date they attain age 65. As a result of this amendment, the Corporation recorded a $3.3 million ($2.1 million, net of tax) reduction to unrecognized prior service costs through an increase to other comprehensive income.

The components of the expense for postretirement benefits other than pensions are as follows:

	2010	2009	2008
		(in thousands)	
Service cost	**$ 190**	$ 211	$ 378
Interest cost	**441**	485	595
Expected return on plan assets	**(3)**	(4)	(4)
Net amortization and deferral	**(363)**	(325)	0
Net postretirement benefit cost	**$ 265**	$ 367	$ 969

The following table summarizes the changes in the accumulated postretirement benefit obligation and fair value of plan assets for the years ended December 31:

	2010	2009
	(in thousands)	
Accumulated postretirement benefit obligation, beginning of year	**$ 9,132**	$ 12,051
Service cost	**190**	211
Interest cost	**441**	485
Benefit payments	**(406)**	(433)
Change due to plan amendment	**0**	(3,269)
Experience loss	**(796)**	87
Change due to change in assumptions	**(216)**	0
Accumulated postretirement benefit obligation, end of year	**$ 8,345**	$ 9,132
Fair value of plan assets, beginning of year	**$ 110**	$ 127
Employer contributions	**401**	416
Actual return on assets	**0**	0
Benefit payments	**(406)**	(433)
Fair value of plan assets, end of year	**$ 105**	$ 110

The funded status of the Postretirement Plan, included in other liabilities on the consolidated balance sheets as of December 31, 2010 and 2009 was as follows:

	2010	2009
	(in thousands)	
Accumulated postretirement benefit obligation	**$ (8,345)**	$ (9,132)
Fair value of plan assets	**105**	110
Funded status	**$ (8,240)**	$ (9,022)

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive (income) loss:

	Gross of tax			
	Unrecognized Prior Service Cost	Unrecognized Net (Gain) Loss	Total	Net of tax
	(in thousands)			
Balance as of January 1, 2009	$ 0	$ 893	$ 893	$ 580
Unrecognized gains arising in 2009 as a result of plan amendment	(3,269)	0	(3,269)	(2,125)
Recognized as a component of 2009 postretirement benefit cost	333	(8)	325	211
Unrecognized costs arising in 2009	0	78	78	51
Balance as of December 31, 2009.	(2,936)	963	(1,973)	(1,283)
Recognized as a component of 2010 postretirement benefit cost	363	0	363	236
Unrecognized gains arising in 2010	0	(1,023)	(1,023)	(665)
Balance as of December 31, 2010.	$ (2,573)	$ (60)	$ (2,633)	$ (1,712)

The total amount of unrecognized prior service cost that will be recognized as a reduction to net periodic postretirement cost in 2011 is expected to be $363,000.

For measuring the postretirement benefit obligation, the annual increase in the per capita cost of health care benefits was assumed to be 8.0% in year one, declining to an ultimate rate of 5.5% by year five. This health care cost trend rate has a significant impact on the amounts reported. Assuming a 1.0% increase in the health care cost trend rate above the assumed annual increase, the accumulated postretirement benefit obligation would increase by approximately $947,000 and the current period expense would increase by approximately $90,000. Conversely, a 1.0% decrease in the health care cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $790,000 and the current period expense by approximately $73,000.

As of December 31, 2010, the discount rate used to calculate the accumulated postretirement benefit obligation was determined using the Citigroup Average Life discount rate table, rounded to the nearest 0.25%, resulting in a 5.50% discount rate. As of December 31, 2009 and 2008, the discount rate used in determining the accumulated postretirement benefit obligation was determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%, or 5.50%. The change to the Citigroup Average Life discount rate table in 2010 resulted in a postretirement discount yield curve that more closely matched the Postretirement Plan's expected benefit payments. Had the Corporation used the December 31, 2010 published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%, the discount rate used to calculate the present value of benefit obligations would have been 5.25%.

The expected long-term rate of return on plan assets was 3.00% as of December 31, 2010 and 2009.

Estimated future benefit payments are as follows (in thousands):

Year	
2011	$ 517
2012	498
2013	498
2014	492
2015	512
2016 – 2020	2,754
	$ 5,271

Spilt-Dollar Life Insurance Arrangements
FASB ASC Subtopic 715-60 addresses accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement must be recognized as a liability by the employer if that obligation has not been settled through the related insurance arrangement. The amount of the Corporation's liability represents the actuarial cost of maintaining endorsement split-dollar life insurance policies for certain employees which have not been effectively settled through their related insurance arrangements. For the years ended December 31, 2010 and 2009, the Corporation recorded $24,000 and $26,000, respectively, of postretirement benefit costs associated with its endorsement split-dollar life insurance policies. As of December 31, 2010 and 2009, the liability associated with these policies was $752,000 and $729,000, respectively.

NOTE M – SHAREHOLDERS' EQUITY AND STOCK-BASED COMPENSATION PLANS

Series A Preferred Stock, Common Stock Warrant and Common Stock Issuance
In connection with the Emergency Economic Stabilization Act of 2008 (EESA), the U.S. Treasury Department (UST) initiated a Capital Purchase Program (CPP) which allowed for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The EESA was developed to attract broad participation by strong financial institutions, to stabilize the financial system and increase lending to benefit the national economy and citizens of the U.S.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and a warrant to purchase up to 5.5 million shares of common stock, par value $2.50 per share.

The preferred stock ranked senior to the Corporation's common shares and paid a compounding cumulative dividend at a rate of 5% per year. Dividends were payable quarterly on February 15th, May 15th, August 15th and November 15th. The Corporation was prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Corporation's common shares in any quarter unless all accrued and unpaid dividends were paid on the preferred stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. In addition, without the consent of the UST, the Corporation was prohibited from declaring or paying any cash dividends on common shares in excess of $0.15 per share, which was the last quarterly cash dividend per share declared prior to October 14, 2008. The Corporation was also restricted in the amounts and types of compensation it may pay to certain of its executives as a result of its participation in the CPP. The preferred stock was non-voting, other than class voting rights on matters that could adversely affect the preferred stock. The 5.5 million common stock warrant issued to the UST had a term of 10 years and was exercisable at any time, in whole or in part, at an exercise price of $10.25 per share (subject to certain anti-dilution adjustments).

At issuance, the $376.5 million of proceeds was allocated to the preferred stock and the warrant based on their relative fair values ($368.9 million was allocated to the preferred stock and $7.6 million to the warrant). The fair value of the preferred stock was estimated using a discounted cash flows model assuming a 10% discount rate and a five-year term. The difference between the initial value allocated to the preferred stock of approximately $368.9 million and the liquidation value of $376.5 million was charged to retained earnings as an adjustment to the dividend yield using the effective yield method.

On May 5, 2010, the Corporation issued 21.8 million shares of its common stock, in an underwritten public offering, for net proceeds of $226.3 million, net of underwriting discounts and commissions. On July 14, 2010 the Corporation redeemed all 376,500 outstanding shares of its Series A preferred stock with a total payment to the U.S. Department of the Treasury (UST) of $379.6 million, consisting of $376.5 million of principal and $3.1 million of dividends. The preferred stock had a carrying value of $371.0 million on the redemption date. Upon redemption, the remaining $5.5 million preferred stock discount was recorded as a reduction to net income available to common shareholders.

On September 8, 2010, the Corporation repurchased the outstanding common stock warrant for the purchase of 5.5 million shares of its common stock, for $10.8 million, completing the Corporation's participation in the UST's CPP. Upon repurchase, the common stock warrant had a carrying value of $7.6 million. The repurchase price of $10.8 million was recorded as a reduction to additional paid-in capital on the statement of shareholders' equity and comprehensive income.

Other Comprehensive Income (Loss)
The following table presents the components of other comprehensive income (loss):

	2010	2009	2008
		(in thousands)	
Unrealized gain (loss) on securities (net of $2.2 million, $15.9 million and $12.9 million tax effect in 2010, 2009 and 2008, respectively)	**$ 3,994**	$ 29,550	$ (24,027)
Non-credit related unrealized loss on other-than-temporarily impaired debt securities (net of $89,000 and $1.8 million tax effect in 2010 and 2009, respectively)	**(166)**	(3,385)	0
Amortization of unrealized gain on derivative financial instruments (net of $73,000 tax effect in 2010, 2009 and 2008) (1)	**136**	136	136
Reclassification adjustment for securities losses (gains) included in net income (net of $245,000 and $378,000 tax expense in 2010 and 2009, respectively, and $22.0 million tax benefit in 2008)	**(455)**	(701)	40,947
Unrecognized pension and postretirement gains (costs) (net of $783,000, $3.0 million and $7.1 million tax effect in 2010, 2009 and 2008, respectively)	**1,454**	5,592	(13,190)
Amortization of unrecognized pension and postretirement costs (net of $40,000 and $253,000 tax benefit in 2010 and 2009, respectively)	**74**	471	0
Other comprehensive income	**$ 5,037**	$ 31,663	$ 3,866

(1) Amounts represent the amortization of the effective portions of losses on forward-starting interest rate swaps, designated as cash flow hedges and entered into in prior years in connection with the issuance of fixed-rate debt. The total amount recorded as a reduction to accumulated other comprehensive income upon settlement of these derivatives is being amortized to interest expense over the life of the related securities using the effective interest method. The amount of net losses in accumulated other comprehensive income that will be reclassified into earnings during the next twelve months is expected to be approximately $135,000.

Stock-based Compensation Plans
The following table presents compensation expense and related tax benefits for equity awards recognized in the consolidated statements of operations:

	2010	2009	2008
		(in thousands)	
Compensation expense	**$ 1,996**	$ 1,781	$ 2,058
Tax benefit	**(456)**	(241)	(272)
Stock-based compensation, net of tax	**$ 1,540**	$ 1,540	$ 1,786

The tax benefit shown in the preceding table is less than the benefit that would be calculated using the Corporation's 35% statutory Federal tax rate. Tax benefits are only recognized over the vesting period for options that ordinarily will generate a tax deduction when exercised (non-qualified stock options). The Corporation did not grant any non-qualified stock options in 2010. The Corporation granted 42,000 and 111,000 non-qualified stock options in 2009 and 2008, respectively.

The following table presents compensation expense and related tax benefits for restricted stock awards recognized in the consolidated statements of operations, and included within the preceding table:

	2010	2009	2008
		(in thousands)	
Compensation expense	**$ 1,172**	$ 458	$ 189
Tax benefit	**(412)**	(164)	(68)
Restricted stock compensation, net of tax	**$ 760**	$ 294	$ 121

Under the Option Plan, stock options and restricted stock can be granted to key employees. Stock option exercise prices are equal to the fair value of the Corporation's stock on the date of grant, and carry terms of up to ten years. Restricted stock fair values are equal to the average trading price of the Corporation's stock on the date of grant. Restricted stock awards earn dividends during the vesting period, which are forfeitable if the awards do not vest. Stock options and restricted stock are typically granted annually on July 1st and become fully vested over or after a three-year vesting period. Certain events as defined in the Option Plan results in the acceleration of the vesting of both stock options and restricted stock. As of December 31, 2010, the Option Plan had 13.0 million shares reserved for future grants through 2013.

In connection with the Corporation's participation in the U.S. Treasury Department's Capital Purchase Program component of the Troubled Asset Relief Program, the 2010 and 2009 restricted stock shares granted to certain key employees are subject to the requirements and limitations contained in the Emergency Economic Stabilization Act of 2008, as amended, and related regulations. Among other things, restricted stock grants to these key employees may not fully vest until the longer of: two years after the date of grant, or the Corporation's participation in the CPP ends. None of the key employees who received 2010 and 2009 restricted stock grants subject to the Capital Purchase Program vesting restrictions received 2010 or 2009 stock option awards.

The following table provides information about stock option activity for the year ended December 31, 2010:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2009	7,011,368	$ 12.79		
Granted	577,992	9.48		
Exercised	(162,151)	5.94		
Forfeited	(715,057)	14.58		
Expired	(279,888)	9.77		
Outstanding as of December 31, 2010	6,432,264	$ 12.17	4.5 years	$ 4.0
Exercisable as of December 31, 2010	5,450,498	$ 14.03	4.1 years	$ 2.0

The following table provides information about nonvested stock options and restricted stock for the year ended December 31, 2010:

	Nonvested Stock Options		Restricted Stock	
	Options	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2009	1,511,332	$ 1.59	278,431	$ 6.42
Granted	577,992	1.57	269,129	9.48
Vested	(984,584)	1.72	(4,922)	13.24
Forfeited	(122,974)	1.64	(16,770)	6.77
Nonvested as of December 31, 2010	981,766	$ 1.48	525,868	$ 7.92

As of December 31, 2010, there was $3.5 million of total unrecognized compensation cost related to nonvested stock options and restricted stock that will be recognized as compensation expense over a weighted average period of two years.

The following table presents information about options exercised:

	2010	2009	2008
	(dollars in thousands)		
Number of options exercised	**162,151**	121,155	522,299
Total intrinsic value of options exercised	**$ 600**	$ 317	$ 1,975
Cash received from options exercised	**$ 962**	$ 662	$ 2,219
Tax deduction realized from options exercised	**$ 466**	$ 286	$ 1,428

Upon exercise, the Corporation issues shares from its authorized, but unissued, common stock to satisfy the options.

The fair value of option awards under the Option Plan is estimated on the date of grant using the Black-Scholes valuation methodology, which is dependent upon certain assumptions, as summarized in the following table:

	2010	2009	2008
Risk-free interest rate	**2.23%**	3.36%	3.50%
Volatility of Corporation's stock	**20.40**	31.14	19.31
Expected dividend yield	**2.49**	2.28	6.02
Expected life of options	**6 Years**	7 Years	6 Years

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the options. The risk-free interest rate is the zero-coupon U.S. Treasury rate commensurate with the expected life of the options on the date of the grant.

Based on the assumptions used in the model, the Corporation calculated an estimated fair value per option of $1.57, $1.53 and $0.91 for options granted in 2010, 2009 and 2008, respectively. Approximately 578,000, 485,000 and 364,000 options were granted in 2010, 2009 and 2008, respectively.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan and, as such, compensation expense is recognized for the 15% discount on shares purchased.

The following table summarizes activity under the ESPP:

	2010	2009	2008
ESPP shares purchased	**184,092**	261,691	171,438
Average purchase price per share (85% of market value)	**$ 7.93**	$ 5.46	$ 9.22
Compensation expense recognized (in thousands)	**$ 258**	$ 252	$ 279

NOTE N – LEASES

Certain branch offices and equipment are leased under agreements that expire at varying dates through 2035. Most leases contain renewal provisions at the Corporation's option. Total rental expense was approximately $18.2 million in 2010, $18.8 million in 2009 and $19.1 million in 2008.

Future minimum payments as of December 31, 2010 under non-cancelable operating leases with initial terms exceeding one year are as follows (in thousands):

Year	
2011	$ 15,270
2012	14,141
2013	12,107
2014	9,997
2015	8,970
Thereafter	52,840
	$ 113,325

NOTE O – COMMITMENTS AND CONTINGENCIES

Commitments
The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties. The Corporation records a reserve for unfunded commitments, included in other liabilities on the consolidated balance sheets, which represents management's estimate of losses inherent in these commitments. See Note D, "Loans and Allowance for Credit Losses" for additional information.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation underwrites these obligations using the same criteria as its commercial lending underwriting. The Corporation's maximum exposure to loss for standby letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2010	2009
	(in thousands)	
Commercial mortgage and construction	**$ 333,060**	$ 329,159
Home equity	**946,637**	891,570
Commercial and other	**2,501,127**	2,720,357
Total commitments to extend credit	**$ 3,780,824**	$ 3,941,086
Standby letters of credit	**$ 489,097**	$ 551,064
Commercial letters of credit	**31,388**	37,662
Total letters of credit	**$ 520,485**	$ 588,726

Residential Lending
Residential mortgages are originated and sold by the Corporation through Fulton Mortgage Company (Fulton Mortgage), which operates as a division of each of the Corporation's subsidiary banks. The loans originated and sold are predominantly "prime" loans that conform to published standards of government-sponsored agencies. Prior to 2008, the Corporation's former Resource Bank subsidiary operated a national wholesale mortgage lending operation which originated and sold significant volumes of non-prime loans from the time the Corporation acquired Resource Bank in 2004 through 2007.

Beginning in 2007, Resource Mortgage experienced an increase in requests from secondary market purchasers to repurchase non-prime loans sold to those investors. These repurchase requests resulted in the Corporation recording charges representing the write-downs that were necessary to reduce the loan balances to their estimated net realizable values, based on valuations of the underlying properties, as adjusted for market factors and other considerations. Many of the loans the Corporation has repurchased were delinquent and were settled through foreclosure and sale of the underlying collateral.

The following table presents a summary of approximate principal balances and related reserves/write-downs recognized on the Corporation's consolidated balance sheet, by general category:

	2010		2009	
	Principal	**Reserves/ Write-downs**	Principal	Reserves/ Write-downs
	(in thousands)			
Outstanding repurchase requests (1) (2)	**$ 4,880**	**$ (2,520)**	$ 6,130	$ (3,750)
No repurchase request received – sold loans with identified potential misrepresentations of borrower information (1) (2)	**3,260**	**(820)**	3,650	(1,260)
Repurchased loans (3)	**3,390**	**(460)**	5,580	(870)
Foreclosed real estate (OREO) (4)	**3,720**	**0**	9,140	0
Total reserves/write-downs		**$ (3,800)**		$ (5,880)

(1) Principal balances had not been repurchased and, therefore, are not included on the consolidated balance sheet as of December 31, 2010 and 2009.
(2) Reserve balance included as a component of other liabilities on the consolidated balance sheet as of December 31, 2010 and 2009.
(3) Principal balances, net of write-downs, are included as a component of loans, net of unearned income on the consolidated balance sheet as of December 31, 2010 and 2009.
(4) OREO is written down to its estimated fair value upon transfer from loans receivable.

Management believes that the reserves recorded as of December 31, 2010 are adequate for the known potential repurchases. However, continued declines in collateral values or the identification of additional loans to be repurchased could necessitate additional reserves in the future.

Other Contingencies

From time to time, the Corporation and its subsidiary banks may be defendants in legal proceedings relating to the conduct of their business. Most of such legal proceedings are a normal part of the banking business and, in management's opinion, the financial position and results of operations and cash flows of the Corporation would not be affected materially by the outcome of such legal proceedings.

NOTE P – FAIR VALUE MEAUREMENTS

As required by FASB ASC Topic 820, all assets and liabilities required to be measured at fair value both on a recurring and non-recurring basis have been categorized based on the method of their fair value determination.

Following is a summary of the Corporation's assets and liabilities measured at fair value on a recurring basis and reported on the consolidated balance sheets at December 31:

	2010			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Mortgage loans held for sale	$ 0	$ 83,940	$ 0	$ 83,940
Available for sale investment securities:				
Equity securities	40,070	0	0	40,070
U.S. Government securities	0	1,649	0	1,649
U.S. Government sponsored agency securities	0	5,058	0	5,058
State and municipal securities	0	349,563	0	349,563
Corporate debt securities	0	111,675	13,111	124,786
Collateralized mortgage obligations	0	1,104,058	0	1,104,058
Mortgage-backed securities	0	871,472	0	871,472
Auction rate securities	0	0	260,679	260,679
Total available for sale investment securities	40,070	2,443,475	273,790	2,757,335
Other financial assets	13,582	9,256	0	22,838
Total assets	$ 53,652	$ 2,536,671	$ 273,790	$ 2,864,113
Other financial liabilities	$ 13,582	$ 760	$ 0	$ 14,342

	2009			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Mortgage loans held for sale	$ 0	$ 79,577	$ 0	$ 79,577
Available for sale investment securities:				
Equity securities	41,256	0	0	41,256
U.S. Government securities	0	1,325	0	1,325
U.S. Government sponsored agency securities	0	91,956	0	91,956
State and municipal securities	0	415,773	0	415,773
Corporate debt securities	0	104,779	11,960	116,739
Collateralized mortgage obligations	0	1,122,996	0	1,122,996
Mortgage-backed securities	0	1,080,024	0	1,080,024
Auction rate securities	0	0	289,203	289,203
Total available for sale investment securities	41,256	2,816,853	301,163	3,159,272
Other financial assets	13,882	2,353	0	16,235
Total assets	$ 55,138	$ 2,898,783	$ 301,163	$ 3,255,084
Other financial liabilities	$ 13,882	$ 1,480	$ 0	$ 15,362

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Mortgage loans held for sale – This category consists of mortgage loans held for sale that the Corporation has elected to measure at fair value. Fair values as of December 31, 2010 and December 31, 2009 were measured as the price that secondary market investors were offering for loans with similar characteristics. See Note A, "Summary of Significant Accounting Policies" for details related to the Corporation's election to measure assets and liabilities at fair value.

- Available for sale investment securities – Included within this asset category are both equity and debt securities:

  - Equity securities – Equity securities consist of stocks of financial institutions ($33.1 million at December 31, 2010 and $32.3 million at December 31, 2009) and mutual fund and other equity investments ($7.0 million at December 31, 2010 and $9.0 million at December 31, 2009). These Level 1 investments are measured at fair value based on quoted prices for identical securities in active markets. Restricted equity securities issued by the FHLB and Federal Reserve Bank ($96.4 million at December 31, 2010 and $99.1 million at December 31, 2009) have been excluded from the above table.

  - U.S. Government securities/U.S. Government sponsored agency securities/State and municipal securities/Collateralized mortgage obligations/Mortgage-backed securities – These debt securities are classified as Level 2 investments. Fair values are determined by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. The pricing data and market quotes the Corporation obtains from outside sources are reviewed internally for reasonableness.

  - Corporate debt securities – This category consists of subordinated debt issued by financial institutions ($35.9 million at December 31, 2010 and $32.7 million at December 31, 2009), single-issuer trust preferred securities issued by financial institutions ($81.8 million at December 31, 2010 and $75.8 million at December 31, 2009), pooled trust preferred securities issued by financial institutions ($4.5 million at December 31, 2010 and $5.0 million at December 31, 2009) and other corporate debt issued by non-financial institutions ($2.6 million at December 31, 2010 and $3.2 million at December 31, 2009).

    Classified as Level 2 investments are the subordinated debt, other corporate debt issued by non-financial institutions and $73.2 million and $68.8 million of single-issuer trust preferred securities held at December 31, 2010 and December 31, 2009, respectively. These corporate debt securities are measured at fair value by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. As with the debt securities described above, an active market presently exists for securities similar to these corporate debt security holdings.

    Classified as Level 3 assets are the Corporation's investments in pooled trust preferred securities and certain single-issuer trust preferred securities ($8.6 million at December 31, 2010 and $7.0 million at December 31, 2009). The fair values of these securities were determined based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers. The Corporation's third-party pricing service cannot derive fair values for these securities primarily due to inactive markets for similar investments.

  - Auction rate securities – Due to their illiquidity, ARCs are classified as Level 3 investments and are valued through the use of an expected cash flows model prepared by a third-party valuation expert. The assumptions used in preparing the expected cash flows model include estimates for coupon rates, time to maturity and market rates of return. The expected cash flows model the Corporation obtains from outside sources is reviewed internally for reasonableness.

- Other financial assets – Included within this asset category are: Level 1 assets, consisting of mutual funds that are held in trust for employee deferred compensation plans and measured at fair value based on quoted prices for identical securities in active markets; and Level 2 assets representing the fair values of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors. The fair values of the Corporation's interest rate locks and forward commitments are determined as the amounts that would be required to settle the derivative financial instruments at the balance sheet date. See Note A, Summary of Significant Accounting Policies" for additional information.

- Other financial liabilities – Included within this category are: Level 1 employee deferred compensation liabilities which represent amounts due to employees under the deferred compensation plans, described under the heading "Other financial assets" above and Level 2 mortgage banking derivatives, described under the heading "Other financial assets" above.

The following tables present the changes in the Corporation's assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) for the years ended December 31:

	2010		
	Available for Sale Investment Securities (in thousands)		
	Pooled Trust Preferred Securities	**Single-issuer Trust Preferred Securities**	**Auction Rate Securities (ARCs)**
Balance, December 31, 2009	**$ 4,979**	**$ 6,981**	**$ 289,203**
Realized adjustments to fair value (2)	**(11,969)**	**0**	**0**
Unrealized adjustments to fair value (3)	**11,842**	**1,601**	**(10,850)**
Sales	**0**	**0**	**(15,266)**
Redemptions	**(328)**	**0**	**(8,969)**
Discount accretion (4)	**4**	**1**	**6,561**
Balance, December 31, 2010	**$ 4,528**	**$ 8,583**	**$ 260,679**

	2009			
	Available for Sale Investment Securities			Other Financial Liabilities – ARC Financial Guarantee
	Pooled Trust Preferred Securities	Single-issuer Trust Preferred Securities	Auction Rate Securities (ARCs)	
	(in thousands)			
Balance, December 31, 2008	$ 15,381	$ 7,544	$ 195,900	$ (8,653)
Transfers from Level 3 to Level 2	0	(1,008)	0	0
Purchases (1)	0	0	89,385	14,890
Realized adjustments to fair value (2)	(9,470)	0	0	(6,237)
Unrealized adjustments to fair value (3)	(925)	443	10,326	0
Sales	0	0	(2,872)	0
Redemptions	0	0	(7,589)	0
(Premium amortization)/Discount accretion (4)	(7)	2	4,053	0
Balance, December 31, 2009	$ 4,979	$ 6,981	$ 289,203	$ 0

(1) In 2008, the Corporation offered to purchase illiquid ARCs from customers. The estimated fair value of the guarantee was determined based on the difference between the fair value of the ARCs and their estimated purchase price. During 2009, the Corporation completed the repurchase of all eligible ARCs and, as of December 31, 2009, there were no longer any ARCs still held by customers that the Corporation had agreed to purchase.

(2) For pooled trust preferred securities, realized adjustments to fair value represent credit related other-than-temporary impairment charges that were recorded as a reduction to investment securities gains on the consolidated statements of operations. For the ARC financial guarantee, the realized adjustment to fair value was included as a component of operating risk loss on the consolidated statements of operations.

(3) Pooled trust preferred securities, single-issuer trust preferred securities, and ARCs are classified as available for sale investment securities; as such, the unrealized adjustment to fair value was recorded as an unrealized holding gain (loss) and included as a component of available for sale investment securities on the consolidated balance sheet.

(4) Included as a component of net interest income on the consolidated statements of operations.

Certain financial assets are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, such as upon their acquisition or when there is evidence of impairment. The following tables present the Corporation's financial assets measured at fair value on a nonrecurring basis and reported on the Corporation's consolidated balance sheets at December 31:

	2010			
	Level 1	**Level 2**	**Level 3**	**Total**
	(in thousands)			
Net loans	**$ 0**	**$ 0**	**$ 457,678**	**$ 457,678**
Other financial assets	**0**	**0**	**62,109**	**62,109**
Total assets	**$ 0**	**$ 0**	**$ 519,787**	**$ 519,787**
Reserve for unfunded commitments	**$ 0**	**$ 0**	**$ 1,227**	**$ 1,227**

	2009			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Loans held for sale	$ 0	$ 5,807	$ 0	$ 5,807
Net loans	0	0	642,889	642,889
Other financial assets	0	0	45,807	45,807
Total assets	$ 0	$ 5,807	$ 688,696	$ 694,503
Reserve for unfunded commitments	$ 0	$ 0	$ 855	$ 855

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Loans held for sale – This category consists of floating rate residential mortgage construction loans which are measured at the lower of aggregate cost or fair value. Fair value was measured as the prices that secondary market investors were offering for loans with similar characteristics.

- Net loans – This category consists of loans which were considered to be impaired under FASB ASC Section 310-10-35 and have been classified as Level 3 assets. Impaired loans are generally measured at fair value of their underlying collateral. An allowance for loan losses is allocated to an impaired loan if its carrying value exceeds its estimated fair value. The amount shown is the balance of impaired loans, net of the related allowance for loan losses.

- Other financial assets – This category includes OREO ($33.0 million at December 31, 2010 and $23.3 million at December 31, 2009) and MSRs, net of the MSR valuation allowance ($29.1 million at December 31, 2010 and $22.5 million at December 31, 2009), both classified as Level 3 assets.

  Fair values for OREO were based on estimated selling prices less estimated selling costs for similar assets in active markets.

  MSRs are initially recorded at fair value upon the sale of residential mortgage loans, which the Corporation continues to service, to secondary market investors. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans. MSRs are evaluated quarterly for impairment by comparing the carrying amount to estimated fair value. Fair value is determined at the end of each quarter through a discounted cash flows valuation. Significant inputs to the valuation include expected net servicing income, the discount rate and the expected life of the underlying loans.

- Reserve for unfunded commitments – This liability, included as Level 3 liabilities above, represents the estimate of losses associated with unused commitments to extend credit on loans which are impaired under FASB ASC Section 310-10-35. The reserve for unfunded commitments represents the shortfall between commitments to extend credit on impaired loans in comparison to the fair value of their underlying collateral.

As required by FASB ASC Section 825-10-50, the following table details the book values and the estimated fair values of the Corporation's financial instruments as of December 31, 2010 and 2009. In addition, a general description of the methods and assumptions used to estimate such fair values is also provided below.

Fair values of financial instruments are significantly affected by assumptions used, principally the timing of future cash flows and discount rates. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Further, certain financial instruments and all non-financial instruments not measured at fair value on the Corporation's consolidated balance sheets are excluded. The aggregate fair value amounts presented do not necessarily represent management's estimate of the underlying value of the Corporation.

	2010		2009	
FINANCIAL ASSETS	**Book Value**	**Estimated Fair Value**	Book Value	Estimated Fair Value
	(in thousands)			
Cash and due from banks	**$ 198,954**	**$ 198,954**	$ 284,508	$ 284,508
Interest-bearing deposits with other banks	**33,297**	**33,297**	16,591	16,591
Loans held for sale (1)	**83,940**	**83,940**	85,384	85,384
Securities held to maturity	**7,751**	**7,818**	8,700	8,797
Securities available for sale (1)	**2,853,733**	**2,853,733**	3,258,386	3,258,386
Loans, net of unearned income (1)	**11,933,307**	**11,909,539**	11,972,424	11,972,109
Accrued interest receivable	**53,841**	**53,841**	58,515	58,515
Other financial assets (1)	**230,044**	**230,044**	128,374	128,374
FINANCIAL LIABILITIES				
Demand and savings deposits	**$ 7,758,613**	**$ 7,758,613**	$ 6,784,050	$ 6,784,050
Time deposits	**4,629,968**	**4,677,494**	5,313,864	5,349,237
Short-term borrowings	**674,077**	**674,077**	868,940	868,940
Accrued interest payable	**33,333**	**33,333**	46,596	46,596
Other financial liabilities (1)	**56,591**	**56,591**	53,267	53,267
FHLB advances and long-term debt	**1,119,450**	**1,077,724**	1,540,773	1,474,082

(1) Description of fair value determinations for these financial instruments, or certain financial instruments within these categories, measured at fair value on the Corporation's consolidated balance sheets, are disclosed above.

For short-term financial instruments defined as those with remaining maturities of 90 days or less, excluding those recorded at fair value on the Corporation's consolidated balance sheets, the book value was considered to be a reasonable estimate of fair value.

The following instruments are predominantly short-term:

Assets	**Liabilities**
Cash and due from banks	Demand and savings deposits
Interest bearing deposits	Short-term borrowings
Federal funds sold	Accrued interest payable
Accrued interest receivable	Other financial liabilities

For those financial instruments within the above-listed categories with remaining maturities greater than 90 days, fair values were determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

The estimated fair values of securities held to maturity as of December 31, 2010 and 2009 were generally based on quoted market prices, broker quotes or dealer quotes.

For short-term loans and variable rate loans that reprice within 90 days, the book value was considered to be a reasonable estimate of fair value. For other types of loans and time deposits, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The fair value of FHLB advances and long-term debt was estimated by discounting the remaining contractual cash flows using a rate at which the Corporation could issue debt with a similar remaining maturity as of the balance sheet date. The fair values of commitments to extend credit and standby letters of credit are estimated to equal their carrying amounts.

NOTE Q – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(in thousands)

	December 31	
	2010	2009
ASSETS		
Cash	**$ 10**	$ 119
Securities and other assets	**12,073**	7,667
Receivable from subsidiaries	**14,974**	6,385
Investment in:		
Bank subsidiaries	**1,963,412**	1,798,610
Non-bank subsidiaries	**567,577**	558,100
Total Assets	**$ 2,558,046**	$ 2,370,881

	December 31	
	2010	2009
LIABILITIES AND EQUITY		
Long-term debt	**$ 381,976**	$ 381,659
Payable to non-bank subsidiaries	**253,338**	16,380
Other liabilities	**42,343**	36,360
Total Liabilities	**677,657**	434,399
Shareholders' equity	**1,880,389**	1,936,482
Total Liabilities and Shareholders' Equity	**$ 2,558,046**	$ 2,370,881

CONDENSED STATEMENTS OF OPERATIONS

	2010	2009	2008
		(in thousands)	
Income:			
Dividends from subsidiaries	**$ 63,850**	$ 157,900	$ 76,453
Other	**73,438**	70,775	68,174
	137,288	228,675	144,627
Expenses	**105,012**	99,526	98,757
Income before income taxes and equity in undistributed net income of subsidiaries	**32,276**	129,149	45,870
Income tax benefit	**(11,180)**	(10,354)	(11,312)
	43,456	139,503	57,182
Equity in undistributed net income (loss) of:			
Bank subsidiaries	**78,146**	18,596	(23,449)
Non-bank subsidiaries	**6,730**	(84,175)	(39,350)
Net Income (Loss)	**$ 128,332**	$ 73,924	$ (5,617)
Preferred stock dividends and discount accretion	**(16,303)**	(20,169)	(463)
Net Income (Loss) Available to Common Shareholders	**$ 112,029**	$ 53,755	$ (6,080)

CONDENSED STATEMENTS OF CASH FLOWS

	2010	2009	2008
		(in thousands)	
Cash Flows From Operating Activities:			
Net Income (Loss)	**$ 128,332**	$ 73,924	$ (5,617)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Stock-based compensation	**1,996**	1,781	2,058
(Increase) decrease in other assets	**(12,531)**	6,489	(5,322)
Equity in undistributed net (income) loss of subsidiaries	**(84,876)**	65,579	62,799
Increase (decrease) in other liabilities and payable to non-bank subsidiaries	**244,063**	(35,312)	4,862
Total adjustments	**148,652**	38,537	64,397
Net cash provided by operating activities	**276,984**	112,461	58,780
Cash Flows From Investing Activities:			
Investment in bank subsidiaries	**(86,300)**	(53,000)	0
Investment in non-bank subsidiaries	**0**	(10,000)	(294,500)
Line of credit to non-bank subsidiary	**0**	88,114	(88,212)
Net cash (used in) provided by investing activities	**(86,300)**	25,114	(382,712)
Cash Flows From Financing Activities:			
Net (decrease) increase in short-term borrowings	**0**	(86,000)	38,268
(Redemption) proceeds from issuance of preferred stock and common stock warrant	**(387,300)**	0	376,500
Net proceeds from issuance of common stock	**231,510**	7,419	13,177
Dividends paid	**(35,003)**	(58,913)	(103,976)
Net cash (used in) provided by financing activities	**(190,793)**	(137,494)	323,969
Net (Decrease) Increase in Cash and Cash Equivalents	**(109)**	81	37
Cash and Cash Equivalents at Beginning of Year	**119**	38	1
Cash and Cash Equivalents at End of Year	**$ 10**	$ 119	$ 38

Management Report on Internal Control Over Financial Reporting

The management of Fulton Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Fulton Financial Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2010, the company's internal control over financial reporting is effective based on those criteria.

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Fulton Financial Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fulton Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fulton Financial Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Fulton Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note A to the financial statements, the Company has changed its method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments", which was codified as FASB ASC Subtopic 320-10.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 1, 2011

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
(in thousands, except per-share data)

	Three Months Ended			
	Mar 31	Jun 30	Sep 30	Dec 31
FOR THE YEAR 2010				
Interest income	**$ 190,588**	**$ 187,680**	**$ 185,356**	**$ 181,749**
Interest expense	**52,079**	**48,522**	**45,170**	**40,856**
Net interest income	**138,509**	**139,158**	**140,186**	**140,893**
Provision for credit losses	**40,000**	**40,000**	**40,000**	**40,000**
Other income	**38,260**	**44,912**	**52,998**	**48,732**
Other expenses	**100,022**	**101,105**	**102,711**	**107,069**
Income before income taxes	**36,747**	**42,965**	**50,473**	**42,556**
Income tax expense	**9,267**	**11,283**	**12,793**	**11,066**
Net income	**27,480**	**31,682**	**37,680**	**31,490**
Preferred stock dividends and discount accretion	**(5,065)**	**(5,066)**	**(6,172)**	**0**
Net income available to common shareholders	**$ 22,415**	**$ 26,616**	**$ 31,508**	**$ 31,490**
Per common share data:				
Net income (basic)	**$ 0.13**	**$ 0.14**	**$ 0.16**	**$ 0.16**
Net income (diluted)	**0.13**	**0.14**	**0.16**	**0.16**
Cash dividends	**0.03**	**0.03**	**0.03**	**0.03**
FOR THE YEAR 2009				
Interest income	$ 195,567	$ 198,097	$ 197,861	$ 194,942
Interest expense	71,451	70,153	65,060	58,849
Net interest income	124,116	127,944	132,801	136,093
Provision for credit losses	50,000	50,000	45,000	45,020
Other income	47,700	46,209	41,915	40,036
Other expenses	107,158	108,638	100,545	101,121
Income before income taxes	14,658	15,515	29,171	29,988
Income tax expense	1,573	2,404	5,825	5,606
Net income	13,085	13,111	23,346	24,382
Preferred stock dividends and discount accretion	(5,031)	(5,046)	(5,046)	(5,046)
Net income available to common shareholders	$ 8,054	$ 8,065	$ 18,300	$ 19,336
Per common share data:				
Net income (basic)	$ 0.05	$ 0.05	$ 0.10	$ 0.11
Net income (diluted)	0.05	0.05	0.10	0.11
Cash dividends	0.03	0.03	0.03	0.03

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The "Management Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm" may be found in Item 8 "Financial Statements and Supplementary Data" of this document.

Changes in Internal Controls

There was no change in the Corporation's "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference herein is the information appearing under the headings "Information about Nominees, Directors and Independence Standards," "Named Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct," "Procedure for Shareholder Nominations," and "Other Board Committees" within the Corporation's 2011 Proxy Statement.

The Corporation has adopted a code of ethics (Code of Conduct) that applies to all directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer and the Corporate Controller. A copy of the Code of Conduct may be obtained free of charge by writing to the Corporate Secretary at Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604-4887, and is also available via the internet at www.fult.com.

Item 11. Executive Compensation

Incorporated by reference herein is the information appearing under the headings "Information Concerning Compensation" and "Human Resources Interlocks and Insider Participation" within the Corporation's 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference herein is the information appearing under the heading "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners" within the Corporation's 2011 Proxy Statement, and information appearing under the heading "Securities Authorized for Issuance under Equity Compensation Plans" within Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" in this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference herein is the information appearing under the headings "Related Person Transactions" and "Information about Nominees, Continuing Directors and Independence Standards" within the Corporation's 2011 Proxy Statement, and the information appearing in "Note D - Loans and Allowance for Credit Losses," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data".

Item 14. Principal Accounting Fees and Services

Incorporated by reference herein is the information appearing under the heading "Relationship With Independent Public Accountants" within the Corporation's 2011 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements -- The following consolidated financial statements of Fulton Financial Corporation and subsidiaries are incorporated herein by reference in response to Item 8 above:

   (i) Consolidated Balance Sheets - December 31, 2010 and 2009.

   (ii) Consolidated Statements of Operations - Years ended December 31, 2010, 2009 and 2008.

   (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) - Years ended December 31, 2010, 2009 and 2008.

   (iv) Consolidated Statements of Cash Flows - Years ended December 31, 2010, 2009 and 2008.

   (v) Notes to Consolidated Financial Statements

   (vi) Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules -- All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

3. Exhibits -- The following is a list of the Exhibits required by Item 601 of Regulation S-K and filed as part of this report:

   3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

   3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

   3.3 Certificate of Designations of Fixed Rate Cumulative Preferred Stock, Series A of Fulton Financial Corporation – Incorporated by referenced to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

   4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

   4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

   4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

   4.4 Form of Preferred Stock Certificate to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.5 Form of Warrant to Purchase Common Stock to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.7 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2010.

10.8 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.9 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.10 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.11 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.12 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.13 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange

Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

10.15 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.16 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.17 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.18 Form of executive letter agreement, related to the Capital Purchase Program compensation standards – between Fulton Financial Corporation and Senior Executive Officers or Most Highly Compensated Employees – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 24, 2009.

10.19 Fulton Financial Corporation Variable Compensation Plan Summary Description – filed herewith.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Certification of Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

99.2 Certification of Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2010 and December 31, 2009; (ii) the Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008; (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008; (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and, (iv) the Notes to Consolidated Financial Statements, tagged as blocks of text. As provided in Rule 406T of Regulation S-T, this interactive data file shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933, or otherwise subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULTON FINANCIAL CORPORATION
(Registrant)

Dated: March 1, 2011

By: /s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Jeffrey G. Albertson, Esq. Jeffrey G. Albertson, Esq.	Director	March 1, 2011
/s/ Joe N. Ballard Joe N. Ballard	Director	March 1, 2011
/s/ John M. Bond, Jr. John M. Bond, Jr.	Director	March 1, 2011
/s/ Donald M. Bowman, Jr. Donald M. Bowman, Jr.	Director	March 1, 2011
/s/ Dana A. Chryst Dana A. Chryst	Director	March 1, 2011
/s/ Beth Ann L. Chivinski Beth Ann L. Chivinski	Executive Vice President and Controller (Principal Accounting Officer)	March 1, 2011
/s/ Craig A. Dally Craig A. Dally	Director	March 1, 2011
/s/ Patrick J. Freer Patrick J. Freer	Director	March 1, 2011

Signature	Capacity	Date
/s/ Rufus A. Fulton, Jr. Rufus A. Fulton, Jr.	Director	March 1, 2011
/s/ George W. Hodges George W. Hodges	Director	March 1, 2011
/s/ Willem Kooyker Willem Kooyker	Director	March 1, 2011
/s/ Donald W. Lesher, Jr. Donald W. Lesher, Jr.	Director	March 1, 2011
/s/ Charles J. Nugent Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2011
/s/ John O. Shirk, Esq. John O. Shirk, Esq.	Director	March 1, 2011
/s/ R. Scott Smith, Jr. R. Scott Smith, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	March 1, 2011
/s/ Gary A. Stewart Gary A. Stewart	Director	March 1, 2011
/s/ E. Philip Wenger E. Philip Wenger	President and Chief Operating Officer	March 1, 2011

EXHIBIT INDEX

Exhibits Required Pursuant to Item 601 of Regulation S-K

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

3.4 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

3.5 Certificate of Designations of Fixed Rate Cumulative Preferred Stock, Series A of Fulton Financial Corporation – Incorporated by referenced to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

4.4 Form of Preferred Stock Certificate to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.5 Form of Warrant to Purchase Common Stock to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.7 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2010.

10.8 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.9 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.10 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.11 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.12 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.13 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

10.15 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.16 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.17 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.18 Form of executive letter agreement, related to the Capital Purchase Program compensation standards – between Fulton Financial Corporation and Senior Executive Officers or Most Highly Compensated

Employees – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 24, 2009.

10.19 Fulton Financial Corporation Variable Compensation Plan Summary Description – filed herewith.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.3 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Certification of Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

99.2 Certification of Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2010 and December 31, 2009; (ii) the Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008; (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008; (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and, (iv) the Notes to Consolidated Financial Statements, tagged as blocks of text. As provided in Rule 406T of Regulation S-T, this interactive data file shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933, or otherwise subject to liability under those sections.

Exhibit 21 - Subsidiaries of the Registrant

The following are the subsidiaries of Fulton Financial Corporation:

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Bank, N.A. One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	United States of America	Fulton Bank
Swineford National Bank 1255 North Susquehanna Trail P.O Box 241 Hummels Wharf, Pennsylvania 17831	United States of America	Swineford National Bank
Lafayette Ambassador Bank P.O. Box 25091 Lehigh Valley, Pennsylvania 18002	Pennsylvania	Lafayette Ambassador Bank
Fulton Financial Realty Company One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Financial Realty Company
Fulton Reinsurance Company, LTD One Beatrice Butterfield Building Butterfield Square, Providenciales Turks & Caicos Islands, BWI	Turks & Caicos Islands	Fulton Reinsurance Company, LTD
FNB Bank, N.A. 354 Mill Street P.O. Box 279 Danville, Pennsylvania 17821	United States of America	FNB Bank, N.A.
Central Pennsylvania Financial Corp. 100 W. Independence Street Shamokin, PA 17872	Pennsylvania	Central Pennsylvania Financial Corp.
The Bank 100 Park Avenue P.O. Box 832 Woodbury, NJ 08096	New Jersey	The Bank
FFC Management, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Management, Inc.

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Skylands Community Bank 176 Mountain Avenue Hackettstown, NJ 07840	New Jersey	Skylands Community Bank
Fulton Insurance Services Group, Inc. One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Insurance Services Group, Inc.
FFC Penn Square, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Penn Square, Inc.
PBI Capital Trust 919 Market Street, Suite 700 Wilmington, DE 19801	Delaware	PBI Capital Trust
Virginia Financial Services, LLC One Commercial Place #2000 Norfolk, VA	Virginia	Virginia Financial Services, LLC
SVB Bald Eagle Statutory Trust I Hartford, CT	Connecticut	SVB Bald Eagle Statutory Trust I
The Columbia Bank 7168 Gateway Drive Columbia, MD 21046	Maryland	The Columbia Bank
Columbia Bancorp Statutory Trust 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust
Columbia Bancorp Statutory Trust II 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust II
Columbia Bancorp Statutory Trust III 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust III
Fulton Capital Trust I One Penn Square P.O. Box 4887 Lancaster, PA 17604-4887	Pennsylvania	Fulton Capital Trust I

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fulton Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-05481, No. 333-44788, No. 333-81377, No. 333-64744, No. 333-76600, No. 333-76596, No. 333-76594, No. 333-107625, No. 333-114206, No. 333-116625, No. 333-121896, No. 333-126281, No. 333-131706, No. 333-135839, No. 333-145542 and No. 333-168237) on Forms S-8 and on the registration statement (No. 333-37835, No. 333-61268, No. 333-123532, No. 333-130[illegible]18, No. 333-156339 and No. 333-156396) on Forms S-3 of Fulton Financial Corporation of our report dated March 1, 2011, with respect to the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Fulton Financial Corporation.

Our report dated March 1, 2011, on the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, refers to the Corporation's change in its method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments", which was codified as FASB ASC Subtopic 320-10.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 1, 2011

Exhibit 31.1 - Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2011

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2011

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr., Chief Executive Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2010, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: March 1, 2011

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 32.2 – Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2010, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: March 1, 2011

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1 – Certification of Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

I, R. Scott Smith, Jr. Chief Executive Officer of Fulton Financial Corporation, certify, based on my knowledge, that:

(i) The Human Resources Committee of Fulton Financial Corporation did discuss, review, and evaluate with senior risk officers at least every six months during the period beginning January 1, 2010 and ending July 14, 2010 ("Fulton's 2010 TARP Period"), senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Fulton Financial Corporation;

(ii) The Human Resources Committee of Fulton Financial Corporation identified and limited during Fulton's 2010 TARP Period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation and has identified any features of the employee compensation plans that pose risks to Fulton Financial Corporation and limited those features to ensure that Fulton Financial Corporation was not unnecessarily exposed to risks;

(iii) The Human Resources Committee did review, at least every six months during Fulton's 2010 TARP Period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The Human Resources Committee of Fulton Financial Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The Human Resources Committee of Fulton Financial Corporation will provide a narrative description of how it limited during Fulton's 2010 TARP Period the features in:
   (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation;
   (B) Employee compensation plans that unnecessarily expose Fulton Financial Corporation to risks; and
   (C) Employee compensation plans that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee;

(vi) Fulton Financial Corporation did require that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during Fulton's 2010 TARP Period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Fulton Financial Corporation prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during Fulton's 2010 TARP Period;

(viii) Fulton Financial Corporation limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during Fulton's 2010 TARP Period;

(ix) Fulton Financial Corporation and its employees complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during Fulton's 2010 TARP Period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved during Fulton's 2010 TARP Period;

(x) Fulton Financial Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during Fulton's 2010 TARP Period;

(xi) Fulton Financial Corporation will disclose the amount, nature, and justification for the offering, during Fulton's 2010 TARP Period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Fulton Financial Corporation will disclose whether Fulton Financial Corporation, the board of directors of Fulton Financial Corporation, or the Human Resources Committee of Fulton Financial Corporation has engaged during Fulton's 2010 TARP Period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Fulton Financial Corporation prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during Fulton's 2010 TARP Period;

(xiv) Fulton Financial Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Fulton Financial Corporation and Treasury, including any amendments, during Fulton's 2010 TARP Period

(xv) Fulton Financial Corporation submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees covered by Fulton's 2010 TARP Period, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example 18 U.S.C. 1001.)

Dated: March 1, 2011

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 99.2 – Certification of Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, certify, based on my knowledge, that:

(i) The Human Resources Committee of Fulton Financial Corporation did discuss, review, and evaluate with senior risk officers at least every six months during the period beginning January 1, 2010 and ending July 14, 2010 ("Fulton's 2010 TARP Period"), senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Fulton Financial Corporation;

(ii) The Human Resources Committee of Fulton Financial Corporation identified and limited during Fulton's 2010 TARP Period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation and has identified any features of the employee compensation plans that posed risks to Fulton Financial Corporation and limited those features to ensure that Fulton Financial Corporation was not unnecessarily exposed to risks;

(iii) The Human Resources Committee did review, at least every six months during Fulton's 2010 TARP Period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The Human Resources Committee of Fulton Financial Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The Human Resources Committee of Fulton Financial Corporation will provide a narrative description of how it limited during Fulton's 2010 TARP Period the features in:
  (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation;
  (B) Employee compensation plans that unnecessarily expose Fulton Financial Corporation to risks; and
  (C) Employee compensation plans that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee;

(vi) Fulton Financial Corporation did require that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during Fulton's 2010 TARP Period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Fulton Financial Corporation prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during Fulton's 2010 TARP Period;

(viii) Fulton Financial Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during Fulton's 2010 TARP Period;

(ix) Fulton Financial Corporation and its employees complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during Fulton's 2010 TARP Period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved during Fulton's 2010 TARP Period;

(x) Fulton Financial Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during Fulton's 2010 TARP Period;

(xi) Fulton Financial Corporation will disclose the amount, nature, and justification for the offering, during Fulton's 2010 TARP Period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Fulton Financial Corporation will disclose whether Fulton Financial Corporation, the board of directors of Fulton Financial Corporation, or the Human Resources Committee of Fulton Financial Corporation engaged during Fulton's 2010 TARP Period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Fulton Financial Corporation prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during Fulton's 2010 TARP Period;

(xiv) Fulton Financial Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Fulton Financial Corporation and Treasury, including any amendments, during Fulton's 2010 TARP Period;

(xv) Fulton Financial Corporation did submit to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees covered by Fulton's 2010 TARP Period, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example 18 U.S.C. 1001.)

Dated: March 1, 2011

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

This page intentionally left blank.

INVESTOR INFORMATION

INVESTOR INFORMATION

STOCK LISTING

Common shares of Fulton Financial Corporation are traded under the symbol "FULT" and are listed in the NASDAQ Global Select Market.

CASH DIVIDENDS

The Fulton Financial Corporation Board of Directors decides whether to declare a quarterly cash dividend in the third month of each quarter (i.e., March, June, September and December).

DIVIDEND REINVESTMENT PLAN AND DIRECT DEPOSIT OF CASH DIVIDENDS

Fulton Financial Corporation offers its shareholders the convenience of a Dividend Reinvestment and Stock Purchase Plan and direct deposit of cash dividends.

Holders of stock may have their quarterly dividends automatically reinvested in additional shares of the Corporation's common stock by utilizing the Dividend Reinvestment Plan.

Shareholders participating in the Plan may also make voluntary cash contributions not to exceed $5,000 per month.

In addition, shareholders have the option of having their cash dividends sent directly to their financial institution for deposit into their checking or savings account.

Shareholders may receive information on either the Dividend Reinvestment Plan and Stock Purchase Plan, including a plan prospectus, or direct deposit of cash dividends by writing to:

Stock Transfer Department
Fulton Financial Advisors
P.O. Box 3215
Lancaster, PA 17604-3215
or by calling: 717-291-2546 or toll-free: 1-800-626-0255.

INVESTOR INFORMATION AND DOCUMENTS

A copy of the Corporation's Annual Report, Form 10-K, Proxy Statement and other documents filed with the Securities and Exchange Commision can be viewed on the Corporation's website at *www.fult.com*. In addition, copies of the Form 10-K and Proxy Statement may be obtained without charge to shareholders by writing to:

Corporate Secretary
Fulton Financial Corporation
P.O. Box 4887
Lancaster, PA 17604-4887

News, stock information, an events calendar, Corporate presentations and other information can be found on the Corporation's website at *www.fult.com*.

The Annual Meeting of Shareholders of Fulton Financial Corporation will be held on Thursday, April 28, 2011 at 10:00 a.m. in the Commonwealth Ballroom of the Lancaster Marriott at Penn Square in downtown Lancaster, PA.

To make a reservation, please return the Annual Meeting Response Card you received with your proxy statement. Your reservation will help ensure that we have adequate seating for all shareholders who plan to join us that day.

SENIOR MANAGEMENT, DIRECTORS & ADVISORY BOARD MEMBERS

Fulton Financial Corporation Senior Management

R. Scott Smith, Jr.,
Chairman and Chief Executive Officer

E. Philip Wenger,
President and Chief Operating Officer

Charles J. Nugent,
Senior Executive Vice President/ Chief Financial Officer

James E. Shreiner,
Senior Executive Vice President/ Administrative Services

Craig H. Hill
Senior Executive Vice President/ Human Resources

Fulton Financial Corporation Board of Directors

Jeffrey G. Albertson, Esq.
Joe N. Ballard, LTG, US Army (Ret.)
John M. Bond, Jr.
Donald M. Bowman, Jr.
Dana A. Chryst
Craig A. Dally
Patrick J. Freer
Rufus A. Fulton, Jr.
George W. Hodges
Willem Kooyker
Donald W. Lesher, Jr.
John O. Shirk, Esq.
R. Scott Smith, Jr.
Gary A. Stewart
E. Philip Wenger

Subsidiary Bank Boards of Directors

Fulton Bank

Richard J. Ashby, Jr.
Larry D. Bashore
Dana A. Chryst
Carlos E. Graupera
James M. Herr
Curtis J. Myers
George A. Parmer
A. Richard Pugh
Craig A. Roda
John O. Shirk, Esq.
Ivy E. Silver

Fulton Bank Divisional Boards

Brandywine Division

Kenneth M. Goddu, *Chairman*
Robert F. Adams, Esq.
Wilmer L. Hostetter
Dallas Krapf
James D. McLeod, Jr.
Michael J. O'Rourke

Capital Division

Robert S. Jones, *Chairman*
James C. Byerly
Samuel T. Cooper, III, Esq.
Thomas S. Davis, M.D.
Charles J.DeHart, III, Esq.
Steven S. Etter
Dolores Liptak
Barry E. Musser, C.P.A.
Beth A. Peiffer
Steven C. Wilds

Delaware National Division

P. Randolph Taylor, *Chairman*
Dale R. Dukes
Jeffrey M. Fried
Amy A. Higgins
Greg N. Johnson
Terry A. Megee
Ronald T. Moore
Ralph W. Simpers
David T. Wilgus

Drovers Division

Joseph E. Rilatt, *Chairman*
Vernon L. Bracey
Robert S. Freed
Jevon L. Holland
Gregory V. Saubel
William S. Shipley, III
Gary A. Stewart, Jr.
Delaine A. Toerper
Christine R. Wardrop
Constance L. Wolf

Great Valley Division

Jeffrey R. Rush, *Chairman*
Marcelino Colon
Michael D. Fromm
Kathryn G. Goodman
Daniel M. Goodyear
William G. Koch, Sr., C.P.A.
Chris G. Kraras

Lebanon Valley Division

Barry E. Ansel, *Chairman*
Donald H. Dreibelbis
Randall I. Ebersole
Robert J. Funk
Robert P. Hoffman
Wendie DiMatteo Holsinger
Robert J. Longo
Albert B. Murry
M. Randolph Tice

Premier Division

Joseph R. Feilmeier, *Chairman*
Barry R. Angely
Anthony D. Cino

Southern Division

T.A. Grell, Jr., *Chairman*
T. Richard Litton, Jr.
Lloyd M. Poe
Timothy J. Stiffler
Elizabeth Addington Twohy

Fulton Bank Advisory Boards

Central

Ronald L. Miller, C.P.A.
Irel D. Buckwalter
Wilbur G. Rohrer
Paul W. Stauffer

East

Galen Eby
R. Douglas Good, Esq.
Richard M. Hurst
Aldus R. King
Vernon R. Martin
John D. Yoder

Lancaster City

Clarence E. Darcus
Ron Ford
Robert W. Jones
Jessica H. May

North
Gerald L. Harding
Dean A. Hoover
Louis G. Hurst
Kent M. Martin
Michael L.Weinhold,C.P.A.

Northwest
P. Larry Groff, Sr.
Peter J. Hondru
Kenneth L. Kreider
Peter B. McCracken
Robert W. Obetz, Jr.
David W. Sweigart, III
J. David Young, Jr., Esq.
Dennis M. Zubler

South
Frank M. Abel, V.M.D.
John E. Chase
James W. Hostetter, Sr., C.P.A.
Dwight E. Wagner

State College
Allan Darr
Elizabeth A. Dupuis
Todd A. Erdley
Jeffrey M. Krauss
John A. Rodgers

West
Kerry B. Hagel
William Haynes
Tony Legenstine

Agricultural Advisory Board
Harry H. Bachman
I. Hershey Bare
Dennis L. Grumbine
William Hostetter
Amos M. Hursh
Aldus R. King
Jay H. Kopp
Peter B. McCracken

Swineford National Bank
Arthur F. Bowen
Thomas C. Clark, Esq.
Michael N. O'Keefe
William D. Robinson
Michael R. Wimer
Gene D. Zartman

Lafayette Ambassador Bank
Gary A. Clewell
Craig A. Dally
L. Anderson Daub
Rocco A. Del Vecchio
Sara (Sally) Jane Gammon
Thomas J. Maloney, Esq.
Alan B. McFall, Esq.
Jamie P. Musselman
Gerald A. Nau
Edith Ritter
John J. Simon

FNB Bank, N.A.
Robert O. Booth
Bryan L. Holmes
James D. Hawkins
Gerald A. Nau
Wendy S. Tripoli
Joanne E. Wade

The Bank
Joseph F. Adams, C.P.A.
Jeffrey G. Albertson, Esq.
Dennis N. DeSimone
Lawrence M. DiVietro, Jr.
Sandra J. Gubbine
James R. Johnson, Jr.
Scott H. Kintzing
Warner A. Knobe
Ross Levitsky, Esq.
Angela M. Snyder
Daniel G. Timms, D.D.S.
Paul J. Tully

The Bank Divisional Board
First Washington Division
James R. Johnson, Jr.
Timothy J. Losch
Stephen R. Miller
Leonard Smith

Skylands Community Bank
Norman S. Baron
Blanquita Bonifacio
John K. Kitchen
Joel A. Kobert
Stephen R. Miller
Raymond Nisivoccia, C.P.A.
Denis H. O'Rourke
Paul Pinizzotto
Anthony J. Santye, Jr.
Leslie E. Smith, Jr.
Mark F. Strauss, Esq.
Norman Worth

The Columbia Bank
Joe N. Ballard, LTG, US Army (Ret.)
John M. Bond, Jr.
Robert R. Bowie, Jr.
Donald M. Bowman, Jr.
Garnett Y. Clark, Jr.
Donald R. Harsh, Jr.
James R. Moxley, III
John A. Scaldara, Jr.
Gregory Snook
David K. Williams, Jr.
Elizabeth M. Wright

The Columbia Bank Divisional Boards

Hagerstown Trust Division
Donald M. Bowman, Jr.
Paul N. Crampton, Jr.
Louis J. Giustini
Donald R. Harsh, Jr.
Doris E. Lehman
Paul C. Mellott, Jr.
John A. Scaldara, Jr.
Gregory Snook
Michael S. Zampelli

Peoples Bank of Elkton Division
Harry C. Brown
Donald S. Hicks
Robert O. Palsgrove
John A. Scaldara, Jr.
Nancy R. Simpers
David K. Williams, Jr.

Banking Subsidiaries:
Fulton Bank, N.A.
Swineford National Bank
Lafayette Ambassador Bank
FNB Bank, N.A.
The Bank
Skylands Community Bank
The Columbia Bank

Residential mortgage lending offered through:
Fulton Mortgage Company

Investment management and planning services offered through:
Fulton Financial Advisors &
Clermont Wealth Strategies